                                                    Registration Nos. 333-72590
                                                                       811-6217
                                                    Fiscal Year End December 31
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM S-6
                            REGISTRATION STATEMENT
                                     UNDER
                        THE SECURITIES ACT OF 1933 [X]
                             OF SECURITIES OF UNIT
                  INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2


                         PRE-EFFECTIVE AMENDMENT NO. 2

                         POST-EFFECTIVE AMENDMENT NO.

                               -----------------

                            MONY VARIABLE ACCOUNT L
                             (Exact Name of Trust)

                          MONY LIFE INSURANCE COMPANY
                              (Name of Depositor)

                               -----------------

                                 1740 Broadway
                           New York, New York 10019
                    (Address of Principal Executive Office)

                            HAROULA K. BALLAS, ESQ.
                              Counsel, Operations
                          MONY Life Insurance Company
                                 1740 Broadway
                           New York, New York 10019
                    (Name and Address of Agent for Service)

                               -----------------

   Approximate date of proposed public offering: It is proposed that this filing will become effective: (check appropriate box)
      [_] immediately upon filing pursuant to paragraph (b)
      [_] on     pursuant to paragraph (b)
      [_] 60 days after filing pursuant to paragraph (a)(l)
      [_] on     pursuant to paragraph (a)(l) of rule 485.

   If appropriate, check the following box:
      [_]this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

   TITLE OF SECURITIES BEING REGISTERED: Flexible Premium Variable Universal Life Insurance Policies

   Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                               -----------------

STATEMENT PURSUANT TO RULE 24f-2

   The Registrant registers an indefinite number or amount of its variable life insurance contracts under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

               CROSS REFERENCE TO ITEMS REQUIRED BY FORM N-8B-2

Item No. of
Form N-8B-2 Caption in Prospectus
----------- ---------------------
     1      Cover Page
     2      Cover Page
     3      Not Applicable
     4      DISTRIBUTION OF THE POLICY
     5      INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
     6      Variable Account L
     7      Not required
     8      Not required
     9      Legal Proceedings
    10      THE POLICY; INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT;
            CHARGES AND DEDUCTIONS; OTHER INFORMATION; VOTING OF FUND SHARES;
            MORE ABOUT THE POLICY
    11      INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT; THE FUNDS;
            PURCHASE OF PORTFOLIO SHARES BY THE VARIABLE ACCOUNT
    12      INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT; THE FUNDS;
            PURCHASE OF PORTFOLIO SHARES BY THE VARIABLE ACCOUNT
    13      THE POLICY; CHARGES AND DEDUCTIONS; THE FUNDS
    14      THE POLICY
    15      THE POLICY
    16      THE FUNDS; THE POLICY; INFORMATION ABOUT THE COMPANY AND THE
            VARIABLE ACCOUNT
    17      THE POLICY
    18      THE FUNDS; THE POLICY; INFORMATION ABOUT THE COMPANY AND THE
            VARIABLE ACCOUNT
    19      VOTING OF FUND SHARES; MORE ABOUT THE POLICY
    20      Not applicable
    21      THE POLICY
    22      Not applicable
    23      Not applicable
    24      IMPORTANT POLICY TERMS; MORE ABOUT THE POLICY
    25      INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
    26      Not applicable
    27      INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
    28      INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
    29      INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
    30      Not applicable
    31      Not applicable
    32      Not applicable
    33      Not applicable
    34      Not applicable
    35      MORE ABOUT THE POLICY
    36      Not applicable
    37      Not applicable

Item No. of
Form N-8B-2 Caption in Prospectus
----------- ---------------------
    38      INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT; MORE
            ABOUT THE POLICY
    39      MORE ABOUT THE POLICY
    40      Not applicable
    41      MORE ABOUT THE POLICY
    42      Not applicable
    43      Not applicable
    44      INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT; THE POLICY;
            MORE ABOUT THE POLICY
    45      Not applicable
    46      INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT; THE POLICY;
            MORE ABOUT THE POLICY
    47      INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT; THE POLICY;
            MORE ABOUT THE POLICY
    48      Not applicable
    49      Not applicable
    50      INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT
    51      Cover Page; INFORMATION ABOUT THE COMPANY AND THE VARIABLE ACCOUNT;
            THE POLICY; MORE ABOUT THE POLICY
    52      OTHER INFORMATION
    53      OTHER INFORMATION
    54      Not applicable
    55      Not applicable
    56      Not required
    57      Not required
    58      Not required
    59      FINANCIAL STATEMENTS

                                    PART I

                    (INFORMATION REQUIRED IN A PROSPECTUS)

                                  Prospectus

                            Dated January 14, 2002

                   Variable Universal Life Insurance Policy

MONY Life Insurance Company (the "Company") issues a variable universal life insurance policy described in this Prospectus. Among the policy's many terms are:

Allocation of Premiums and Cash Values:

 . You can tell us what to do with your premium payments. You can also tell us what to do with the cash values your policy may create for you resulting from those premium payments.

   . You can tell us to place them into a separate account. That separate account is called MONY Variable Account L.


   . If you do, you can also tell us to place your premium payments and fund values into any of the 35 different subaccounts of MONY Variable Account
     L. Each of these subaccounts seeks to achieve a different investment objective. If you tell us to place your premium payments and cash values into one or more subaccounts of the separate account, you bear the risk that the investment objectives will not be met. That risk includes your not earning any money on your premium payments and cash values and also that your premium payments and cash values may lose some or all of their value. The loss of value will result in the need to make additional premium payments.


   . You can also tell us to place some or all of your premium payments and cash values into our account. Our account is called the Guaranteed Interest Account. If you do, we will guarantee that those premium payments and cash values will not lose any value. We also guarantee that we will pay not less than 4.5% interest annually. We may pay more than 4.5% if we choose. Premium payments and cash values you place into the Guaranteed Interest Account become part of our assets.

Death Benefit:

 . We will pay a death benefit if you die before you reach age 100 while the policy is in effect. That death benefit will never be less than amount specified in the policy. It may be greater than the amount specified if the policy's cash values increase.

Living Benefits:

 . You may ask for some or all of the policy's cash value at any time. If you do, we may deduct a surrender charge. You may borrow up to 90% of the policy's cash value from us at any time. You will have to pay interest to us on the amount borrowed.

Charges and Fees:

 . The policy allows us to deduct certain charges from the cash value. These charges are detailed in the policy and in this prospectus.

                These are only some of the terms of the policy.
 Please read the prospectus carefully for more complete details of the policy.


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense. This prospectus comes with prospectuses for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust and The Universal Institutional Funds, Inc. You should read these prospectuses carefully and keep them for future reference.


                            MONY Variable Account L
                          MONY Life Insurance Company
                    1740 Broadway, New York, New York 10019
                                1-800-487-6669

                               TABLE OF CONTENTS

                                                                       Page
                                                                       ----
    Summary of the Policy.............................................   1
     Important Policy Terms...........................................   1
     Purpose of the Policy............................................   1
     Policy Premium Payments and Values...............................   1
     Charges and Deductions...........................................   3
     Fees and Expenses of the Funds...................................   3
     The Death Benefit................................................   9
     Premium Features.................................................  10
     MONY Variable Account L..........................................  10
     Allocation Options...............................................  10
     Transfer of Fund Value...........................................  10
     Policy Loans.....................................................  11
     Full Surrender...................................................  11
     Partial Surrender................................................  11
     Right to Return Policy Period....................................  11
     Grace Period and Lapse...........................................  11
     Tax Treatment of Increases in Fund Value.........................  12
     Tax Treatment of Death Benefit...................................  12
     Riders...........................................................  12
     Contacting the Company...........................................  12
     Understanding the Policy.........................................  13
    Detailed Information About the Company and MONY Variable Account L  14
     MONY Life Insurance Company......................................  14
     MONY Variable Account L..........................................  14
    The Funds.........................................................  20
     The Algier American fund.........................................  20
     Enterprise Accumulation Trust....................................  21
     INVESCO Variable Investment Funds, Inc...........................  23
     Janus Aspen Series...............................................  23
     Lord Abbett Series Fund..........................................  23
     MFS(R) Variable Insurance Trust/SM/..............................  24
     MONY Series Fund, Inc............................................  24
     PBHG Insurance Series Fund.......................................  25
     PIMCO Variable Insurance Trust...................................  25
     The Universal Institutional Funds, Inc...........................  26
     Purchase of Portfolio Shares by MONY Variable Account L..........  26
    Detailed Information About the Policy.............................  27
     Application for a Policy.........................................  27
     Right to Examine a Policy -- Right to Return Policy Period.......  29
     Premiums.........................................................  29
     Allocation of Net Premiums.......................................  31
     Death Benefits under the Policy..................................  31
     Changes in Specified Amount......................................  33
     Other Optional Insurance Benefits................................  34
     Benefits at Maturity.............................................  35
     Policy Values....................................................  36
     Determination of Fund Value......................................  36
     Calculating Unit Values for Each Subaccount......................  37
     Determining Fund Value...........................................  38
     Transfer of Fund Value...........................................  39

                                                                    Page
                                                                    ----
         Right to Exchange Policy..................................  39
         Option to Obtain Paid-Up Insurance........................  39
         Policy Loans..............................................  40
         Full Surrender............................................  41
         Partial Surrender.........................................  41
         Grace Period and Lapse....................................  42
        Charges and Deductions.....................................  45
         Deductions from Premiums..................................  46
         Daily Deduction from MONY Variable Account L..............  46
         Guarantee of Certain Charges..............................  49
        Other Information..........................................  50
         Federal Income Tax Considerations.........................  50
         Charge for Company Income Taxes...........................  54
         Voting of Fund Shares.....................................  54
         Disregard of Voting Instructions..........................  55
         Report to Policy Owners...................................  55
         Substitution of Investments and Right to Change Operations  55
         Changes to Comply with Law................................  56
        Performance Information....................................  56
        The Guaranteed Interest Account............................  57
         General Description.......................................  57
         Death Benefit.............................................  58
         Policy Charges............................................  58
         Transfers.................................................  58
         Surrenders and Policy Loans...............................  58
        More About the Policy......................................  59
         Ownership.................................................  59
         Beneficiary...............................................  59
         Notification and Claims Procedures........................  59
         Payments..................................................  60
         Payment Plan/Settlement Provisions........................  60
         Payment in Case of Suicide................................  60
         Assignment................................................  60
         Errors on Application.....................................  61
         Incontestability..........................................  61
         Policy Illustrations......................................  61
         Distribution of the Policy................................  61
        More About the Company.....................................  62
         Management................................................  62
         State Regulation..........................................  64
         Telephone Transfer Privileges.............................  64
         Legal Proceedings.........................................  65
         Legal Matters.............................................  65
         Registration Statement....................................  65
         Independent Accountants...................................  65
         Financial Statements......................................  65
        Index to Financial Statements.............................. F-1
        Appendix A................................................. A-1
        Appendix B................................................. B-1
        Appendix C................................................. C-1

                             SUMMARY OF THE POLICY


   This summary provides you with a brief overview of the more important aspects of your policy. It is not intended to be complete. More detailed information is contained in this prospectus on the pages following this Summary and in your policy. This summary and the entire prospectus will describe the part of the policy involving MONY Variable Account L. The prospectus also briefly will describe the Guaranteed Interest Account on page 57. The Guaranteed Interest Account is also described in your policy. Before purchasing a policy, we urge you to read the entire prospectus carefully.


Important Policy Terms

   We are providing you with definitions for the following terms to make the description of the policy provisions easier for you to understand.

   Outstanding Debt -- The unpaid balance of any loan which you request on the policy. The unpaid balance includes accrued loan interest which is due and has not been paid by you.

   Loan Account -- An account to which amounts are transferred from the subaccounts of MONY Variable Account L and the Guaranteed Interest Account as collateral for any loan you request. We will credit interest to the Loan Account at a rate not less than 4.5%. The Loan Account is part of the Company's General Account.

   Fund Value -- The sum of the amounts under the policy held in each subaccount of MONY Variable Account L the Guaranteed Interest Account, and the Loan Account.

   Cash Value -- The Fund Value of the policy less any surrender charge and any Outstanding Debt.

   Minimum Monthly Premium -- The amount the Company determines is necessary to keep the policy in effect for the first three policy years. In certain cases, this also applies to the first three policy years following an increase in the Specified Amount.


   Guaranteed Interest Account -- This account is part of the general account of MONY Life Insurance Company (the "Company"). You may allocate all or a part of your net premium payments to this account. This account will credit you with a fixed interest rate (which will not be less than 4.5%) declared by the Company. (For more detailed information, see "The Guaranteed Interest Account," page 57.)


   Specified Amount -- The minimum death benefit for as long as the policy remains in effect.

   Business Day -- Each day that the New York Stock Exchange is open for trading.

Purpose of the Policy

   The policy offers insurance protection on the life of the insured. If the insured is alive on the anniversary of the policy date when the insured is age 100, a maturity benefit will be paid instead of a death benefit. The policy provides a death benefit equal to (a) its Specified Amount, or (b) its Specified Amount plus accumulated Fund Value. The policy also provides surrender and loan privileges. The policy offers a choice of investment alternatives and an opportunity for the policy's Fund Value and its death benefit, to grow based on investment results. In addition, you, as owner of the policy, choose the amount and frequency of premium payments, within certain limits.

Policy Premium Payments and Values

   The premium payments you make for the policy are received by the Company. From those premium payments, the Company makes deductions to pay premium and other taxes imposed by state and local governments. The Company makes deductions to cover the cost to the Company of a deferred acquisition tax imposed by the United States government. The Company will also deduct a Sales Charge to cover the costs of making the policies available to the public. After deduction of these charges, the amount remaining is called the net premium payment.

   You may allocate net premium payments among the various subaccounts of MONY Variable Account L and/or the Guaranteed Interest Account. As owner of the policy, you may give the right to allocate net premium payments to someone else.

   The net premium payments you allocate among the various subaccounts of MONY Variable Account L may increase or decrease in value on any day depending on the investment experience of the subaccounts you select. Your death benefit may or may not increase or decrease depending on several factors including the death benefit option you choose. The death benefit will never decrease below the Specified Amount of your policy.

   Net premium payments you allocate to the Guaranteed Interest Account will be credited with interest at a rate determined by the Company. That rate will not be less than 4.5%.

   The value of the net premium payments you allocate to MONY Variable Account L and to the Guaranteed Interest Account are called the Fund Value. There is no guarantee that the policy's Fund Value and death benefit will increase. You bear the risk that the net premiums and Fund Value allocated to MONY Variable Account L may be worth more or less while the policy remains in effect.

   If you cancel the policy and return it to the Company during the Right to Return Period, your premium payments will be returned by the Company. After the Right to Return Period, you may cancel your policy by surrendering it to the Company. The Company will pay you the Fund Value minus a charge if you cancel your policy during the first fifteen years since the policy was issued or the Specified Amount increased. The Company will also deduct any amount you have borrowed from it from the amount it will pay you. The Fund Value minus Surrender Charges and minus the amount of debt outstanding from loans you have received is called the Cash Value of the policy.

   Charges and fees such as the cost of insurance, administrative charges, and mortality and expense risk charges are imposed by the policy. These charges and fees are deducted by the Company from the policy's Cash Value and are described in further detail below.

   The policy remains in effect until the earliest of:

  . A grace period expires without the payment of sufficient additional premium to cover policy charges or repayment of the Outstanding Debt.

  .  Age 100.

  .  Death of the insured.

  .  Full surrender of the policy.

   Generally, the policy remains in effect only as long as the Cash Value is sufficient to pay all monthly deductions. However, during the first three years the policy is in effect, the Company will determine an amount which if paid during those first three policy years will keep the policy and all rider coverages in effect for the first three policy years even if the Cash Value of the policy is zero. This amount is called the Minimum Monthly Premium. If you increase the Specified Amount during the first three policy years, you must pay the Minimum Monthly Premium for three more years after the increase.

Charges and Deductions


   The policy provides for the deduction of the various charges, costs, and expenses from the Fund Value of the policy. These deductions are summarized in the table below. Additional details can be found on pages 45-49.




                                         Deductions from Premiums
-----------------------------------------------------------------------------------------------------------
Sales Charge -- Varies based on Specified Amount    Specified Amounts less than $500,000 --
plus Term Life Term Rider amount in effect. It is a 4% Policy Years 1-10
% of Premium paid.                                  1% Policy Years 11 and after
                                                    Specified Amounts of $500,000 or more --
                                                    2% Policy Years 1-10
                                                    0.5% Policy Years 11 and after
-----------------------------------------------------------------------------------------------------------
Tax Charge                                          State and local -- 0.8%
                                                    Federal -- 1.25%
-----------------------------------------------------------------------------------------------------------

                               Daily Deduction from MONY Variable Account L
-----------------------------------------------------------------------------------------------------------
Mortality & Expense Risk Charge -- Maximum          0.65% of subaccount value (0.001781% daily)
Annual Rate
-----------------------------------------------------------------------------------------------------------

                                        Deductions from Fund Value
-----------------------------------------------------------------------------------------------------------
Cost of Insurance Charge                            Current cost of insurance rate x net amount at risk at
                                                    the beginning of the policy month
-----------------------------------------------------------------------------------------------------------
Administrative Charge -- monthly                    $5.00
-----------------------------------------------------------------------------------------------------------
Monthly per $1,000 Specified Amount Charge          See Appendix B. This charge applies for the first 10
Based on issue age, gender and smoking Status.      policy years (or for 10 years from the date of any
                                                    increase in Specified Amount)
-----------------------------------------------------------------------------------------------------------
Optional Insurance Benefits Charge                  As applicable.
Monthly Deduction for any other Optional
Insurance Benefits added by rider.
-----------------------------------------------------------------------------------------------------------
Transaction and Other Charges
- Partial Surrender Fee                             $10
- Transfer of Fund Value                            $25 maximum per transfer over 12/(1)/
(at Company's Option)
-----------------------------------------------------------------------------------------------------------
Surrender Charge                                    See discussion of Surrender Charge on page 48 for
Grades from 80% to 0 over 15 years based on a       grading schedule.
schedule. Factors per $1,000 of Specified Amount
vary based on issue age, gender, and underwriting
class.

/(1)/Currently no charge on any transfers.

   MONY Variable Account L is divided into subdivisions called subaccounts. Each subaccount invests exclusively in shares of a designated portfolio. Each portfolio pays a fee to its investment adviser to manage the portfolio. Each portfolio also incurs expenses in its operation. These fees and expenses are also shown in the table below.

Fees and Expenses of the Funds


   The Funds and each of their portfolios incur certain charges including the investment advisory fee and certain operating expenses. These fees and expenses vary by portfolio and are set forth below. Their Boards govern the Funds. The advisory fees are summarized at pages 7-9. Fees and expenses of the Funds are described in more detail in the Funds' prospectuses.

   Information contained in the following table was provided by the respective Funds and has not been independently verified by us.

        Pro Forma Annual Expenses for the Year Ended December 31, 2000
                    (as a percentage of average net assets)

                                                                 Distribution and
                                   Management        Other       Service (12-b-1)     Total
        Fund/Portfolio                Fees          Expenses           Fee           Expenses
        --------------           ----------      --------        ---------------- --------
The Alger American
  Fund
Alger American
  Balanced Portfolio............    0.75%          0.13%                  0%        0.88%
Alger American
  MidCap Growth
  Portfolio.....................    0.80%          0.04%                  0%        0.84%

Enterprise
  Accumulation
  Trust/(1)/
Equity Income
  Portfolio.....................    0.75%          0.13%                  0%        0.88%
Global Socially
  Responsive
  Portfolio/(2)/................    0.90%          0.40%                  0%        1.30%
Growth Portfolio................    0.75%          0.08%                  0%        0.83%
Growth and Income
  Portfolio.....................    0.75%          0.10%                  0%        0.85%
Managed Portfolio...............    0.80%          0.02%                  0%        0.82%
Multi-Cap Growth
  Portfolio.....................    1.00%          0.10%                  0%        1.10%
Small Company
  Growth Portfolio..............    1.00%          0.11%                  0%        1.11%
Small Company Value
  Portfolio.....................    0.80%          0.09%                  0%        0.89%
Total Return
  Portfolio/(2)/................    0.40%          0.25%                  0%        0.65%
___________________
/(1)/Enterprise Capital Management, Inc. has contractually agreed to limit the portfolios' expenses through May 1, 2002, to the following expense ratios: Equity
   Income -- 1.05%; Global Socially Responsive -- 1.30%; Growth -- 1.15%; Growth and
   Income -- 1.05%; Managed -- 1.05%; Multi-Cap Growth -- 1.40% Small Company Growth
   -- 1.40%; Small Company Value -- 1.30% and Total Return -- 0.65%.

/(2)/The Global Socially Responsive and Total Return Portfolios were not in operation on December 31, 2000. These are estimates of annual expenses.

INVESCO Variable
  Investment Funds,
  Inc.
INVESCO VIF --
  Financial
  Services Fund.................    0.75%          0.34%                  0%        1.09%
INVESCO VIF --
  Health Sciences
  Fund..........................    0.75%          0.32%                  0%        1.07%
INVESCO VIF --
  Telecommunications
  Fund..........................    0.75%          0.31%                  0%        1.06%

Janus Aspen Series
-- Service Shares
Capital
  Appreciation
  Portfolio.....................    0.65%          0.02%               0.25%        0.92%
Flexible Income
  Portfolio.....................    0.65%          0.09%               0.25%        0.99%
International
  Growth Portfolio..............    0.65%          0.06%               0.25%        0.96%

Lord Abbett Series
Fund -- Class VC
Bond-Debenture
  Portfolio.....................    0.50%          0.35%                  0%        0.85%
Growth and Income
  Portfolio/(1)/................    0.50%          0.53%                  0%        1.03%
Mid-Cap Value
  Portfolio/(2)/................    0.75%          0.35%                  0%        1.10%
___________________
/(1)/Excludes expense waivers. With these waivers total Expenses would have been
   1.02%.

/(2)/The Mid Cap Value Portfolio has established a non-12b-1 service fee arrangement which is reflected under "Other Expenses." For the following reasons, the information in the chart above relating to the Mid Cap Value Portfolio has been restated to reflect the fees and expenses that will be applicable during 2001.
   For the year 2000, Lord, Abbett & Co. voluntarily waived its management fees of
   0.75% of average daily net assets of the Mid Cap Value Portfolio and voluntarily reimbursed all other expenses. Absent such waivers and reimbursements the "Total
   Expenses" for Mid-Cap Value would have been 1.56%. For the year 2001, Lord,
   Abbett & Co. does not intend to waive its management fees for the Mid Cap Value
   Portfolio but has contractually agreed to continue to reimburse a portion of the
   Mid Cap Value Portfolio's expenses to the extent necessary to maintain its "Other
   Expenses" at an aggregate of 0.35% of its average daily net assets.

        Pro Forma Annual Expenses for the Year Ended December 31, 2000

                    (as a percentage of average net assets)


                                                                                        Distribution and
                                                        Management       Other          Service (12-b-1)   Total
               Fund/Portfolio                              Fees         Expenses              Fee        Expenses
               --------------                           ----------      --------        ---------------- --------
MFS(R) Variable Insurance
Trust/SM(1)/ -- Initial Class
MFS Mid Cap Growth Series/(2)/.........................    0.75%          0.15%                 0%         0.90%
MFS New Discovery Series/(2)/..........................    0.90%          0.15%                 0%         1.05%
MFS Total Return Series................................    0.75%          0.15%                 0%         0.90%
MFS Utilities Series...................................    0.75%          0.16%                 0%         0.91%
----------
/(1)/Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the series.

/(2)/MFS has contractually agreed, subject to reimbursement, to bear expenses for these series such that each such series' "Other Expenses" (after taking into account the expense offset arrangement described above), do not exceed the following percentages of the average daily net assets of the series during the current fiscal year: 0.15% for both Mid Cap Growth and New
   Discovery Series. These contractual fee arrangements will continue until at least May 1, 2002, unless changed with the consent of the board of trustees which oversees the series. Had these fee reductions not been taken into account, "Total Expenses" would be higher for certain series and would equal: 2.21% for Mid Cap Growth Series; and 1.09% for New Discovery Series.


MONY Series Fund, Inc./(1)/
Government Securities Portfolio........................   0.50%          0.11%                 0%         0.61%
Long Term Bond Portfolio/(2)/..........................   0.50%          0.10%                 0%         0.60%
Money Market Portfolio.................................   0.40%          0.07%                 0%         0.47%
-----------
/(1)/MONY Life Insurance Company of America has contractually agreed to limit expenses on these portfolios to the following amounts: Long Term Bond -- 0.75%; Government Securities -- 0.75%;
   Money Market -- 0.50% . This contractual limitation is in effect until April 30, 2002.

/(2)/Excludes expense reimbursements/reductions. With these reimbursements/reductions total expenses would have been 0.59%


PBHG Insurance Series Fund
PBHG Mid-Cap Value Portfolio...........................   0.85%          0.35%                 0%         1.20%
PBHG Select Value Portfolio............................   0.65%          0.32%                 0%         0.97%
-----------
/(1)/For the fiscal year ended December 31, 2001, Pilgrim Baxter has contractually agreed to waive that portion, if any, of the annual management fees payable by the portfolios and to pay certain expenses of the portfolios to the extent necessary to ensure that the total annual portfolio operating expenses do not exceed 1.20% and 1.00% for the Mid-Cap Value Portfolio and the Select Value Portfolio, respectively. Without these contractual expense waivers, "Other
   Expenses" and "Total Expenses" for the Mid-Cap Value Portfolio would have been 3.32% and 4.52%, respectively. Pilgrim Baxter has agreed to maintain this expense limitation agreement until
   December 31, 2002. In any fiscal year in which the portfolios' total assets are greater than
   $75 million and its total annual portfolio operating expenses are less than 1.20% and 1.00% for the Mid-Cap Value Portfolio and the Select Value Portfolio, respectively, the portfolios' board of trustees may elect to reimburse Pilgrim Baxter for any fees it waived or expenses it reimbursed on the portfolios' behalf during the previous two fiscal years. In 2000, the board elected to reimburse $36,853 in waived fees, which are included in the calculation of "Other
   Expenses" above for the Select Value Portfolio. At the time of the election, the Portfolio had total assets in excess of $93 million. To date, the board has made no reimbursement election for the Mid-Cap Value Portfolio.

        Pro Forma Annual Expenses for the Year Ended December 31, 2000
                    (as a percentage of average net assets)

                                                             Distribution and
                                Management        Other      Service (12-b-1)    Total
       Fund/Portfolio              Fees          Expenses          Fee          Expenses
       --------------           ----------       --------    ----------------   --------
PIMCO Variable
Insurance Trust --
AdministrativeClass
Global Bond
  Portfolio/(1)/.............    0.25%           0.65%                0%         0.90%
Real Return Bond
  Portfolio..................    0.25%           0.40%                0%         0.65%
StocksPLUS Growth
  and Income
  Portfolio/(1)/.............    0.40%           0.25%                0%         0.65%
-----------
/(1)/PIMCO has contractually agreed to reduce total annual portfolio operating expenses for the Administrative Class shares to the extent they would exceed, due to the payment of organizational expenses and trustees' fees, 0.65% of average daily net assets for the StockPLUS Growth and Income Portfolio and
   0.90% of average daily net assets for the Global Bond Portfolio. Under the
   Expense Reimbursement Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.
   Without these contractual expense limitations actual expenses would have been
   0.66% for the the StockPlus Portfolio and 1.18% for the Global Bond Portfolio.


The Universal
Institutional
Funds, Inc./(1)/
Emerging Markets
  Equity Portfolio...........    1.25%           0.71%                0%         1.96%
Global Value Equity
  Portfolio..................    0.80%           0.63%                0%         1.43%
U.S. Real Estate
  Portfolio..................    0.80%           0.36%                0%         1.16%
-----------
/(1)/The Adviser has voluntarily agreed to reduce its management fee and/or reimburse the portfolios to the amounts shown. With these reimbursements and/or fee waivers the total expenses would have been 1.80%, 1.15% and 1.10%
   for the Emerging Markets Equity Portfolio, Global Value Equity Portfolio, U.S.
   Real Estate Portfolio, respectively. Fee waivers and/or expense reimbursements are voluntary and the advisor reserves the right to terminate any waiver and/or reimbursement at any time without notice.


                              Fund Investment Adviser Fees
-----------------------------------------------------------------------------------------

                                The Alger American Fund
-----------------------------------------------------------------------------------------
              Portfolio                             Investment Adviser Fee
-----------------------------------------------------------------------------------------
Alger American Balanced Portfolio      Annual rate of 0.75% of the portfolio's average
                                       daily net assets.
-----------------------------------------------------------------------------------------
Alger American MidCap Growth Portfolio Annual rate of 0.80% of the portfolio's average daily net assets.
-----------------------------------------------------------------------------------------

                             Enterprise Accumulation Trust
-----------------------------------------------------------------------------------------
              Portfolio                             Investment Adviser Fee
-----------------------------------------------------------------------------------------
Equity Income Portfolio                Annual rate of 0.75% of the portfolio's average
                                       daily net assets.
-----------------------------------------------------------------------------------------
Global Socially Responsive Portfolio   Annual rate of 0.90% of the portfolio's average
                                       daily net assets.
-----------------------------------------------------------------------------------------
Growth Portfolio                       Annual rate of 0.75% of the portfolio's average
                                       daily net assets.
-----------------------------------------------------------------------------------------
Growth and Income Portfolio            Annual rate of 0.75% of the portfolio's average
                                       daily net assets.
-----------------------------------------------------------------------------------------
Managed Portfolio                      Annual rate of 0.80% of the first $400 million,
                                       0.75% of the next $400 million, and 0.70% in
                                       excess of $800 million of the portfolio's average
                                       daily net assets.
-----------------------------------------------------------------------------------------
Multi-Cap Growth Portfolio             Annual rate of 1.00% of the portfolio's average
                                       daily net assets.
-----------------------------------------------------------------------------------------
Small Company Growth Portfolio         Annual rate of 1.00% of the portfolio's average
                                       daily net assets.
-----------------------------------------------------------------------------------------
Small Company Value Portfolio          Annual rate of 0.80% of the portfolio's average
                                       daily net assets.
-----------------------------------------------------------------------------------------
Total Return Portfolio                 Annual rate of 0.40% of the portfolio's average
                                       daily net assets.
-----------------------------------------------------------------------------------------

                        INVESCO Variable Investment Funds, Inc.
-----------------------------------------------------------------------------------------
              Portfolio                             Investment Adviser Fee
-----------------------------------------------------------------------------------------
INVESCO VIF - Financial Services Fund  Annual rate of 0.75% of the portfolio's average daily net assets.
-----------------------------------------------------------------------------------------
INVESCO VIF - Health Sciences Fund     Annual rate of 0.75% of the portfolio's average
                                       daily net assets.
-----------------------------------------------------------------------------------------
INVESCO VIF - Telecommunications Fund  Annual rate of 0.75% of the portfolio's average daily net assets.
-----------------------------------------------------------------------------------------


                              Janus Aspen Series
--------------------------------------------------------------------------------
           Portfolio                        Investment Adviser Fee
--------------------------------------------------------------------------------
Capital Appreciation Portfolio  Annual rate of 0.65% of the portfolio's average daily net assets.
--------------------------------------------------------------------------------
Flexible Income Portfolio       Annual rate of 0.65% of the first $300 million;
                                and 0.55% in excess of $300 million of the
                                portfolio's average daily net assets.
--------------------------------------------------------------------------------
International Growth Portfolio  Annual rate of 0.65% of the portfolio's average daily net assets.
--------------------------------------------------------------------------------

                            Lord Abbett Series Fund
--------------------------------------------------------------------------------
           Portfolio                        Investment Adviser Fee
--------------------------------------------------------------------------------
Bond-Debenture Portfolio        Annual rate of 0.50% of the portfolio's average
                                daily net assets.
--------------------------------------------------------------------------------
Growth and Income Portfolio     Annual rate of 0.50% of the portfolio's average
                                daily net assets.
--------------------------------------------------------------------------------
Mid-Cap Value Portfolio         Annual rate of 0.75% of the portfolio's average
                                daily net assets.
--------------------------------------------------------------------------------

                      MFS(R) Variable Insurance Trust/SM/
--------------------------------------------------------------------------------
           Portfolio                        Investment Adviser Fee
--------------------------------------------------------------------------------
MFS Mid Cap Growth Series       Annual rate of 0.75% of the portfolio's average
                                daily net assets.
--------------------------------------------------------------------------------
MFS New Discovery Series        Annual rate of 0.90% of the portfolio's average
                                daily net assets.
--------------------------------------------------------------------------------
MFS Total Return Series         Annual rate of 0.75% of the portfolio's average
                                daily net assets.
--------------------------------------------------------------------------------
MFS Utilities Series            Annual rate of 0.75% of the portfolio's average
                                daily net assets.
--------------------------------------------------------------------------------

                            MONY Series Fund, Inc.
--------------------------------------------------------------------------------

           Portfolio                        Investment Adviser Fee
--------------------------------------------------------------------------------
Government Securities Portfolio Annual rate of 0.50% of the first $400 million,
                                0.35% of the next $400 million, and 0.30% in
                                excess of $800 million of the portfolio's
                                aggregate average daily net assets.
--------------------------------------------------------------------------------
Long Term Bond Portfolio        Annual rate of 0.50% of the first $400 million,
                                0.35% of the next $400 million, and 0.30% in
                                excess of $800 million of the portfolio's
                                aggregate average daily net assets.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Money Market Portfolio          Annual rate of 0.40% of the first $400 million,
                                0.35% of the next $400 million, and 0.30% in
                                excess of $800 million of the portfolio's
                                aggregate average daily net assets.
--------------------------------------------------------------------------------


                              PBHG Insurance Series Fund
----------------------------------------------------------------------------------------
              Portfolio                             Investment Adviser Fee
----------------------------------------------------------------------------------------
PBHG Mid-Cap Value Portfolio           Annual rate of 0.85% of the portfolio's average
                                       daily net assets.
----------------------------------------------------------------------------------------
PBHG Select Value Portfolio            Annual rate of 0.65% of the portfolio's average
                                       daily net assets.
----------------------------------------------------------------------------------------

                           PIMCO Variable Insurance Trust//
----------------------------------------------------------------------------------------
              Portfolio                             Investment Adviser Fee
----------------------------------------------------------------------------------------
Global Bond Portfolio                  Annual rate of 0.25% of the portfolio's average
                                       daily net assets.
----------------------------------------------------------------------------------------
Real Return Bond Portfolio             Annual rate of 0.25% of the portfolio's average
                                       daily net assets.
----------------------------------------------------------------------------------------
StocksPLUS Growth and Income Portfolio Annual rate of 0.40% of the portfolio's average daily net assets.
----------------------------------------------------------------------------------------

                        The Universal Institutional Funds, Inc.
----------------------------------------------------------------------------------------

              Portfolio                             Investment Adviser Fee
----------------------------------------------------------------------------------------
Emerging Markets Equity Portfolio      Annual rate of 1.25% of the first $500 million;
                                       1.20% from $500 million to $1 billion; and
                                       1.15% in excess of $1 billion of the portfolio's
                                       average daily net assets.
----------------------------------------------------------------------------------------
Global Value Equity Portfolio          Annual rate of 0.80% of the first $500 million;
                                       0.75% from $500 million to $1 billion; and
                                       0.70% in excess of $1 billion of the portfolio's
                                       average daily net assets.
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
U. S. Real Estate Portfolio            Annual rate of 0.80% of the first $500 million;
                                       0.75% from $500 million to $1 billion; and
                                       0.70% in excess of $1 billion of the portfolio's
                                       average daily net assets.

The Death Benefit

   The minimum initial Specified Amount is $50,000. You may elect one of two options to compute the amount of death benefit payable under the policy. Your selection may increase the death benefit.

   Option 1 -- The death benefit equals the greater of:

       (a)The Specified Amount, or

       (b)Fund Value multiplied by a death benefit percentage required by the federal tax law definition of life insurance.

   If you choose Option 1, favorable investment performance will reduce the cost you pay for the death benefit. This reduction will decrease the deduction from Fund Value and

   Option 2 -- The death benefit equals the greater of:

      (a) The Specified Amount of the policy, plus the Fund Value, or

      (b) The Fund Value multiplied by a death benefit percentage required by the federal tax law definition of life insurance.

   If you choose Option 2, favorable investment performance will increase the Fund Value of the Policy which in turn increases insurance coverage.

   The Fund Value used in these calculations is the Fund Value as of the date of the insured's death.


   You may change the death benefit option and increase or decrease the Specified Amount, subject to certain conditions. See "Death Benefits Under the Policy," page 31.


Premium Features

   You must pay premiums equal to at least the amount necessary to keep the policy in effect for the first three policy years. After that, subject to certain limitations, you may choose the amount and frequency of premium payments as your financial situation and needs change.

   When you apply for a policy, you determine the level amount you intend to pay at fixed intervals over a specified period of time. You elect to receive a premium notice on an annual, semiannual, or quarterly basis. However, you may choose to skip or stop making premium payments and your policy will continue in effect until the Cash Value can no longer cover (1) the monthly deductions from the Fund Value for your policy, and (2) any optional insurance benefits added by rider. You may pay premiums under the electronic funds transfer program. Under this program, you authorize the Company to withdraw the amount you determine from your checking account each month.


   The amount, frequency and period of time over which you pay premiums may affect whether or not the policy will be classified as a modified endowment contract. You will find more information on the tax treatment of life insurance contracts, including modified endowment contracts under "Federal Income Tax Considerations," page 50.



   The payment of premiums you specified on the application will not guarantee that your policy will remain in effect. See "Grace Period and Lapse," page 42. If any premium payment would result in an immediate increase in the net amount at risk, the Company may, (1) reject a part of the premium payment, or (2) limit the premium payment, unless you provide satisfactory evidence of insurability.


MONY Variable Account L


   MONY Variable Account L is a separate investment account whose assets are owned by the Company. See "MONY Variable Account L" on page 14.


Allocation Options


   You may allocate premium payments and Fund Values among the various subaccounts of MONY Variable Account L. Each of the subaccounts uses premium payments and Fund Values to purchase shares of a designated portfolio of The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, and The Universal Institutional Funds, Inc. The subaccounts available to you and the investment objectives of each available subaccount are described in detail beginning on page 15.


Transfer of Fund Value

   You may transfer Fund Value among the subaccounts. Subject to certain limitations, you may also transfer between the subaccounts and the Guaranteed Interest Account. Transfers may be made by telephone if the proper form has been completed, signed and filed at the Company's Syracuse Operations Center. See "Transfer of Fund Value," page 39.


Policy Loans


   You may borrow up to 90% of your policy's Cash Value from the Company. Your policy will be the only security required for a loan. See "Policy Loans," page 40.



   The amount of Outstanding Debt is subtracted from your death benefit. Your Outstanding Debt is repaid from the proceeds of a full surrender. See "Full Surrender," page 41. Outstanding Debt may also affect the continuation of the policy. See "Grace Period and Lapse," page 42. The Company charges interest on policy loans. If you do not pay the interest when due, the amount due will be borrowed from the policy's Cash Value and will become part of the Outstanding Debt.


Full Surrender


   You can surrender the policy during the insured's lifetime and receive its Cash Value, which equals (a) Fund Value, minus (b) any surrender charge, and minus (c) any Outstanding Debt. See "Full Surrender," page 41.


Partial Surrender


   You may request a partial surrender if your Cash Value after the deduction of the requested surrender amount and any fees is greater than $500. If the requested amount exceeds the amount available, we will reject your request and return it to you. A partial surrender may decrease the Specified Amount or will decrease the death benefit. See "Partial Surrender," at page 41.


   Partial surrenders must be for at least $500. A partial surrender fee of $10 will be assessed against the remaining Fund Value. There is no surrender charge assessed on a partial surrender.

Right to Return Policy Period


   You have the right to examine the policy when you receive it. You may return the policy for any reason and obtain a full refund of the premium you paid if you return your policy the later of: (a) 10 days (or longer in some states) after you receive it; (b) 45 days after the date you sign the application for the policy or (c) 10 days after we mail or deliver a notice of withdrawal right. During the Right to Return Policy Period, net premiums will be kept in the general account of the Company and will earn interest at an annual rate of 4.5%. See "Right to Examine a Policy -- Right to Return Policy Period," page 29.


Grace Period and Lapse

   Your policy will remain in effect as long as:

      (1) it has a Cash Value greater than zero; or

      (2) during the first three policy years if on each monthly anniversary the sum of the premiums paid minus the sum of partial surrenders (excluding related fees) and any Outstanding Debt, is greater than or equal to the Minimum Monthly Premium times the number of months your policy has been in effect.

   If you increase the Specified Amount during the first three policy years, the minimum premium requirement will be increased and the time period will be extended for an additional three policy years from the date of the increase.

   If the policy is about to terminate (or Lapse), we will give you notice that you must pay additional premiums. That notice will tell you what the minimum amount you must pay is if the policy is to remain in effect and the date by which we must receive that amount (this period is called the "grace period").

   You must understand that after the first three policy years, the policy can lapse even if the scheduled premium payments are made.

Tax Treatment of Increases in Fund Value


   The federal income tax laws generally tie the taxation of Fund Values to your receipt of those Fund Values. This policy is currently subject to the same federal income tax treatment as fixed life insurance. Certain policy loans may be taxable. You can find information on the tax treatment of the policy under "Federal Income Tax Considerations," on page 50.


Tax Treatment of Death Benefit


   Generally, the death benefit will be fully excludable from the gross income of the beneficiary under the Internal Revenue Code. Thus the death benefit received by the beneficiary at the death of the insured will not be subject to federal income taxes when received by the beneficiary. Also a death benefit paid by this policy is currently subject to federal income tax treatment as a death benefit paid by a fixed life insurance policy. See "Federal Income Tax Considerations," page 50.


Riders

   Additional optional insurance benefits may be added to the policy by an addendum called a rider. As applicable a charge is deducted monthly from Fund Value for each optional benefit added to your policy. There are six riders available with this policy:

  .  Spouse's Term Rider

  .  Children's Term Insurance Rider

  .  Accidental Death and Dismemberment Rider

  .  Purchase Option Rider

  .  Term Life Term Insurance Rider

  .  Waiver of Monthly Deductions Rider



Contacting the Company

   All written requests, notices, and forms required by the policies, and any questions or inquiries should be directed to the Company's Operations Center at 1 MONY Plaza, Syracuse, New York 13202.

Understanding the Policy

   The following chart may help you to understand how the policy works.

                                  [FLOW CHART]

                    DETAILED INFORMATION ABOUT THE COMPANY
                          AND MONY VARIABLE ACCOUNT L

MONY Life Insurance Company

   MONY Life Insurance Company issues the policy. In this prospectus MONY Life Insurance Company is called the "Company." The Company is a stock life insurance company organized in the State of New York. The Company is currently licensed to sell life insurance and annuities in all 50 states of the United States, the District of Columbia, the U.S. Virgin Islands, and Puerto Rico.

   The principal office of the Company is located at 1740 Broadway, New York, New York 10019. The Company was founded in 1842 as The Mutual Life Insurance Company of New York. In 1998, The Mutual Life Insurance Company of New York converted to a stock company through demutualization and was renamed MONY Life Insurance Company. The demutualization did not have any material effect on the obligations of the Company under the policies or on MONY Variable Account L.

   On August 16, 1999, the rating assigned to the Company by A.M. Best Company, Inc., an independent insurance company rating organization, was upgraded to A (Excellent). This rating is based upon an analysis of financial condition and operating performance. The A.M. Best rating of the Company should be considered only as bearing on the ability of the Company to meet its obligations under the policies.

   The Company intends to administer the policies itself.

   MONY Securities Corporation, a wholly owned subsidiary of the Company, is the principal underwriter for the policies.

MONY Variable Account L

   MONY Variable Account L is a separate investment account of the Company. Presently, only premium payments and cash values of flexible premium variable life insurance policies are permitted to be allocated to MONY Variable Account
L. The assets in MONY Variable Account L are kept separate from the general account assets and other separate accounts of the Company.

   The Company owns the assets in MONY Variable Account L. The Company is required to keep assets in MONY Variable Account L that equal the total market value of the policy liabilities funded by MONY Variable Account L. Realized or unrealized income gains or losses of MONY Variable Account L are credited or charged against MONY Variable Account L assets without regard to the other income, gains or losses of the Company. Reserves and other liabilities under the policies are assets of MONY Variable Account L. MONY Variable Account L assets are not chargeable with liabilities of the Company's other businesses.

   Fund Values of the policy during the Right to Return Period and Fund Values allocated to the Guaranteed Interest Account are held in the Company's general account. The Company's general account assets are subject to the liabilities from the businesses the Company conducts. In addition, the Company may transfer to its general account any assets that exceed anticipated obligations of MONY Variable Account L. All obligations of the Company under the policy are general corporate obligations of the Company. The Company may accumulate in MONY Variable Account L proceeds from various policy charges and investment results applicable to those assets.

   MONY Variable Account L was authorized by the Board of Directors of the Company and established under New York law on November 28, 1990. MONY Variable Account L is registered with the SEC as a unit investment trust. The SEC does not supervise the administration or investment practices or policies of MONY Variable Account L.

   MONY Variable Account L is divided into subdivisions called subaccounts. Each subaccount invests exclusively in shares of a designated portfolio of the Funds. For example, the Long Term Bond Subaccount invests solely in shares of the MONY Series Fund, Inc. Long Term Bond Portfolio. These portfolios serve only as the underlying investment for variable annuity and variable life insurance contracts issued through separate accounts of the Company or other life insurance companies. The portfolios may also be available to certain pension accounts. The portfolios are not available directly to individual investors. In the future, the Company may establish additional subaccounts within MONY Variable Account L. Future subaccounts may invest in other portfolios of the Funds or in other securities. Not all subaccounts are available to you.

   The following table lists the subaccounts of MONY Variable Account L that are available to you, their respective investment objectives, and which Fund portfolio shares are purchased:

       Subaccount and Designated Portfolio                          Investment Objective
-----------------------------------------------------------------------------------------------------------

Alger American Balanced Subaccount                 Seeks current income and long-term capital
                                                   appreciation. The portfolio focuses on stocks of
This subaccount purchases shares of The Alger      companies with growth potential and fixed income
American Fund Alger American Balanced              securities, with emphasis on income-producing
Portfolio.                                         securities which appear to have some potential for
                                                   capital appreciation. Under normal circumstances,
                                                   the portfolio invests in common stocks and fixed-
                                                   income securities, which include commercial paper
                                                   and bonds rated within the 4 highest rating
                                                   categories by an established rating agency or if not
                                                   rated, which are determined by the Manager to be
                                                   of comparable quality. Ordinarily, at least 25% of
                                                   the Portfolio's net assets are invested in fixed-
                                                   income securities.
-----------------------------------------------------------------------------------------------------------

Alger American MidCap Growth Subaccount            Seeks long-term capital appreciation. The portfolio
                                                   focuses on midsize companies with promising
This subaccount purchases shares of The Alger      growth potential. Under normal circumstances, the
American Fund Alger American MidCap Growth         portfolio invests primarily in the equity securities of
Portfolio.                                         companies having a market capitalization within the
                                                   range of companies in the S&P MidCap 400(TM)
                                                   Index.
-----------------------------------------------------------------------------------------------------------

Enterprise Equity Income Subaccount                Invests in a combination of growth and income.
                                                   Seeks to achieve an above average and consistent
This subaccount purchases shares of the Enterprise total return, primarily from investments in dividend
Accumulation Trust Equity Income Portfolio.        paying U.S. common stocks.
-----------------------------------------------------------------------------------------------------------

Enterprise Global Socially Responsive              Seeks total return primarily from investments in
Subaccount                                         common stocks of companies that the portfolio
                                                   manager believes are socially responsive and that
This subaccount purchases shares of the Enterprise are located in countries that are included in the
Accumulation Trust Global Socially Responsive      MSCI World Index.
Portfolio.
-----------------------------------------------------------------------------------------------------------

Enterprise Growth Subaccount                       Seeks capital appreciation, primarily from
                                                   investments in U.S. common stocks of large
This subaccount purchases shares of the Enterprise capitalization companies. Pursues goal by investing
Accumulation Trust Growth Portfolio.               in companies with long-term earnings potential, but
                                                   which are currently selling at a discount to their
                                                   estimated long-term value.

       Subaccount and Designated Portfolio                         Investment Objective
---------------------------------------------------------------------------------------------------------

Enterprise Growth and Income Subaccount            Seeks total return through capital appreciation with
                                                   income as a secondary consideration by investing in
This subaccount purchases shares of the Enterprise a broadly diversified group of U.S. common stocks
Accumulation Trust Growth and Income Portfolio.    of large capitalization companies.
---------------------------------------------------------------------------------------------------------

Enterprise Managed Subaccount                      Seeks growth of capital over time by investing in a
                                                   portfolio consisting of common stocks, bonds and
This subaccount purchases shares of the Enterprise cash equivalents, the percentages of which vary
Accumulation Trust Managed Portfolio.              over time based on the investment manager's
                                                   assessment of economic and market trends and its
                                                   perception of the relative investment values
                                                   available from such types of securities at any given
                                                   time.
---------------------------------------------------------------------------------------------------------

Enterprise Multi-Cap Growth Subaccount             Seeks long-term capital appreciation by primarily
                                                   investing in growth stocks. Companies will tend to
This subaccount purchases shares of the Enterprise fall into one of two categories: companies that offer
Accumulation Trust Multi-Cap Growth Portfolio.     goods or services to a rapidly expanding
                                                   marketplace or companies experiencing a major
                                                   change that is expected to produce advantageous
                                                   results.
---------------------------------------------------------------------------------------------------------

Enterprise Small Company Growth Subaccount         Seeks capital appreciation by investing primarily in
                                                   common stocks of small capitalization companies
This subaccount purchases shares of the Enterprise believed by the portfolio manager to have an
Accumulation Trust Small Company Growth            outlook for strong earnings growth and potential for
Portfolio.                                         significant capital appreciation.
---------------------------------------------------------------------------------------------------------

Enterprise Small Company Value Subaccount          Seeks maximum capital appreciation by investing
                                                   primarily in common stocks of small capitalization
This subaccount purchases shares of the Enterprise companies that the portfolio manager believes are
Accumulation Trust Small Company Value             undervalued -- that is the stock's market price does
Portfolio.                                         not fully reflect the company's value.
---------------------------------------------------------------------------------------------------------

Enterprise Total Return Subaccount                 Seeks total return primarily from investments in a
                                                   diversified portfolio of fixed income instruments of
This subaccount purchases shares of the Enterprise varying maturities.
Accumulation Trust Total Return Portfolio.

---------------------------------------------------------------------------------------------------------

INVESCO VIF -- Financial Services Subaccount       Seeks to provide capital growth by investing
                                                   primarily in equity securities of companies involved
This subaccount purchases shares of the INVESCO    in the financial services sector.
Variable Investment Funds, Inc. INVESCO VIF --
Financial Services Fund.
---------------------------------------------------------------------------------------------------------

INVESCO VIF -- Health Sciences Subaccount          Seeks to provide capital growth by investing
                                                   primarily in equity securities of companies that
This subaccount purchases shares of the INVESCO    develop, produce or distribute products or services
Variable Investment Funds, Inc. INVESCO VIF --     related to health care.
Health Sciences Fund.

      Subaccount and Designated Portfolio                        Investment Objective
--------------------------------------------------------------------------------------------------------

INVESCO VIF -- Telecommunications               Seeks to provide capital growth and current income
Subaccount                                      by investing primarily in the equity securities of
                                                companies involved in the design, development,
This subaccount purchases shares of the INVESCO manufacture, distribution, or sale of
Variable Investment Funds, Inc. INVESCO VIF --  communications services and equipment, and
Telecommunications Fund.                        companies that are involved in supplying equipment
                                                or services to such companies. Will invest primarily
                                                in companies located in at least three different
                                                countries, although U.S. issuers will often dominate
                                                the portfolio.
--------------------------------------------------------------------------------------------------------

Janus Aspen Series Capital Appreciation         Seeks long-term growth of capital. It pursues its
Subaccount                                      objective by investing primarily in common stocks
                                                selected for their growth potential. The portfolio
This subaccount purchases shares of Janus Aspen may invest in companies of any size, from larger,
Series Capital Appreciation Portfolio.          well-established companies to smaller, emerging
                                                growth companies.
--------------------------------------------------------------------------------------------------------

Janus Aspen Series Flexible Income Subaccount   Seeks to obtain maximum total return, consistent
                                                with preservation of capital. It pursues its objective
This subaccount purchases shares of the Janus   by investing primarily in a wide variety of income-
Aspen Series Flexible Income Portfolio.         producing securities such as corporate bonds and
                                                notes, government securities and preferred stock.
                                                As a fundamental policy, the portfolio will invest at
                                                least 80% of its assets in income-producing
                                                securities. The portfolio may own an unlimited
                                                amount of high-yield/high-risk bonds.
--------------------------------------------------------------------------------------------------------

Janus Aspen Series International Growth         Seeks long-term growth of capital. It pursues its
Subaccount                                      objective by investing at least 65% of its total assets
                                                in securities of issuers from at least five different
This subaccount purchases shares of the Janus   countries, excluding the United States. Although the
Aspen Series International Growth Portfolio.    portfolio intends to invest substantially all of its
                                                assets in issuers located outside the United States it
                                                may at times invest in U.S. issuers and it may at
                                                times invest all of its assets in fewer than five
                                                countries, or even a single country.
--------------------------------------------------------------------------------------------------------

Lord Abbett Bond-Debenture Subaccount           Investment Objective and Strategy: seeks high
                                                current income and the opportunity for capital
This subaccount purchases shares of the Lord    appreciation to produce a high total return. It
Abbett Series Fund Bond-Debenture Portfolio.    pursues its objective by investing in high yield and
                                                investment grade debt securities, securities
                                                convertible into common stock and preferred
                                                stocks. The portfolio invests at least 65% of its total
                                                assets in fixed income securities of various types.
                                                At least 20% of the portfolio's assets must be
                                                invested in any combination of investment grade
                                                securities, U.S. Government securities and cash
                                                equivalents.
--------------------------------------------------------------------------------------------------------

       Subaccount and Designated Portfolio                           Investment Objective
------------------------------------------------------------------------------------------------------------

Lord Abbett Growth and Income Subaccount           Investment Objective and Strategy: seeks long-term
                                                   growth of capital and income without excessive
This subaccount purchases shares of the Lord       fluctuations in market value. It pursues its objective
Abbett Series Fund Growth and Income Portfolio.    by investing at least 65% of its total assets in large,
                                                   seasoned, U.S. and multinational companies.
------------------------------------------------------------------------------------------------------------

Lord Abbett Mid-Cap Value Subaccount               Investment Objective and Strategy: seeks capital
                                                   appreciation. It pursues its objective by investing at
This subaccount purchases shares of the Lord       least 65% of its total assets in equity securities of
Abbett Series Fund Mid-Cap Value Portfolio.        mid-sized companies, with market capitalizations of
                                                   roughly $500 million to $10 billion.
------------------------------------------------------------------------------------------------------------

MFS Mid Cap Growth Subaccount                      Seeks long-term growth of capital by investing at
                                                   least 65% of its total assets in companies with
This subaccount purchases shares of the MFS(R)     medium market capitalization which are defined as
Variable Insurance Trust/SM/ MFS Mid Cap Growth    companies with market capitalizations equaling or
Series.                                            exceeding $250 million but not exceeding the top of
                                                   the Russell Midcap(TM) Growth Index range at the
                                                   time of purchase by the portfolio.
------------------------------------------------------------------------------------------------------------

  MFS New Discovery Subaccount                     Seeks capital appreciation by investing at least 65%
                                                   of its total assets in equity securities of emerging
This subaccount purchases shares of the MFS(R)     growth companies. Emerging growth companies are
Variable Insurance Trust/SM/ MFS New Discovery     companies that are either: early in their life cycle
Series.                                            but which have the potential to become major
                                                   enterprises or major enterprises whose rates of
                                                   earnings growth are expected to accelerate because
                                                   of special factors, such as rejuvenated management,
                                                   new products, changes in consumer demand, or
                                                   basic changes in the economic environment.
------------------------------------------------------------------------------------------------------------

MFS Total Return Subaccount                        Seeks mainly to provide above-average income
                                                   consistent with the prudent employment of capital
This subaccount purchases shares of the MFS(R)     and secondarily to provide a reasonable opportunity
Variable Insurance Trust/SM/ MFS Total Return      for growth of capital and income. It pursues its
Series.                                            objective by investing at least 40%, but not more
                                                   than 75%, of its net assets in common stocks and
                                                   related securities and at least 25% of its net assets in
                                                   non-convertible fixed income securities.
------------------------------------------------------------------------------------------------------------

MFS Utilities Subaccount                           Seeks capital growth and current income by
                                                   investing at least 65% of its total assets in equity
This subaccount purchases shares of the MFS(R)     and debt securities of domestic and foreign
Variable Insurance Trust/SM/ MFS Utilities Series. companies (including emerging markets) in the utilities industry.
------------------------------------------------------------------------------------------------------------

MONY Government Securities Subaccount              Seeks to maximize income and capital appreciation
                                                   by investing in bonds, notes and other obligations
This subaccount purchases shares of the MONY       either issued or guaranteed by the U.S.
Series Fund, Inc. Government Securities Portfolio. Government, its agencies or instrumentalities, together having a weighted average maturity of
                                                   between 4 to 8 year.
------------------------------------------------------------------------------------------------------------

         Subaccount and Designated Portfolio                           Investment Objective
-------------------------------------------------------------------------------------------------------------

MONY Long Term Bond Subaccount                         Seeks to maximize income and capital appreciation
                                                       over the longer term by investing in highly-rated
This subaccount purchases shares of the MONY           fixed income securities issued by a diverse mix of
Series Fund, Inc. Long Term Bond Portfolio.            corporations, the U.S. Government and its agencies
                                                       or instrumentalities, as well as mortgage-backed
                                                       and asset-backed securities together having a dollar-
                                                       weighted average maturity of more than 8 years.
-------------------------------------------------------------------------------------------------------------

MONY Money Market Subaccount                           Seeks to maximize current income consistent with
                                                       preservation of capital and maintenance of liquidity
This subaccount purchases shares of the MONY           by investing primarily in high quality, short-term
Series Fund, Inc. Money Market Portfolio.              money market instruments.
-------------------------------------------------------------------------------------------------------------

Morgan Stanley Universal Institutional                 Seeks long-term capital appreciation by investing
Emerging Markets Equity Subaccount                     primarily in growth-oriented equity securities of
                                                       issuers in emerging market countries.
This subaccount purchases shares of The Universal
Institutional Funds, Inc. Emerging Markets Equity
Portfolio.
-------------------------------------------------------------------------------------------------------------

Morgan Stanley Universal Institutional Global          Seeks long-term capital appreciation by investing
Value Equity Subaccount                                primarily in equity securities of issuers throughout
                                                       the world, including U.S. issuers.
This subaccount purchases shares of The Universal
Institutional Funds, Inc. Global Value Equity
Portfolio.
-------------------------------------------------------------------------------------------------------------

Morgan Stanley Universal Institutional U.S. Real       Seeks to provide above average current income and
Estate Subaccount                                      long-term capital appreciation by investing
                                                       primarily in equity securities of companies in the
This subaccount purchases shares of The Universal      U.S. real estate industry, including real estate
Institutional Funds, Inc. U. S. Real Estate Portfolio. investment trusts ("REITs").
-------------------------------------------------------------------------------------------------------------

PBHG Mid-Cap Value Subaccount                          Seeks to provide above-average total return over a 3
                                                       to 5 year market cycle by primarily investing in
This subaccount purchases shares of the PBHG           value common stocks of companies with market
Insurance Series Fund PBHG Mid-Cap Value               capitalizations within the range of the S&P
Portfolio.                                             MidCap 400(TM) Index.
-------------------------------------------------------------------------------------------------------------

PBHG Select Value Subaccount                           Seeks to provide long-term growth of capital and
                                                       income by primarily investing in value common
This subaccount purchases shares of the PBHG           stocks of no more than 30 companies with large
Insurance Series Fund PBHG Select Value                market capitalizations. Current income is a
Portfolio.                                             secondary objective.
-------------------------------------------------------------------------------------------------------------

PIMCO Global Bond Subaccount                           Seeks to maximize total return, consistent with
                                                       preservation of capital, by investing primarily in
This subaccount purchases shares of the PIMCO          Fixed Income Instruments of issuers located in at
Variable Insurance Trust Global Bond Portfolio.        least three countries (one of which may be the
                                                       United States).
-------------------------------------------------------------------------------------------------------------

 Subaccount and Designated
         Portfolio                          Investment Objective
---------------------------------------------------------------------------------

PIMCO Real Return Bond
  Subaccount                Seeks to maximize real return, consistent with
                            preservation of real capital, by investing primarily
This subaccount purchases   in inflation-indexed bonds of varying maturities
shares of the PIMCOVariable issued by the U.S. and non-U.S. governments, their
Insurance Trust Real Return agencies or government-sponsored enterprises and
BondPortfolio.              corporations.
---------------------------------------------------------------------------------

PIMCO StocksPLUS Growth and Seeks total return which exceeds the total return of
IncomeSubaccount            the S&P 500 by investing primarily in S&P 500
                            derivatives, backed by a portfolio of Fixed Income
This subaccount purchases   Instruments.
shares of the PIMCOVariable
Insurance Trust StocksPLUS
Growth andIncome Portfolio.
---------------------------------------------------------------------------------

   The investment objectives of each portfolio (except the Janus portfolios) are fundamental and may not be changed without the approval of the holders of a majority of the outstanding shares of the affected portfolio. For each of the Funds this means the lesser of (1) 67% of the portfolio shares represented at a meeting at which more than 50% of the outstanding portfolio shares are represented or (2) more than 50% of the outstanding portfolio shares. The investment objectives of the Janus portfolios purchased by the corresponding subaccounts are non-fundamental and may be changed by the Fund's Trustees without a shareholder vote.

                                   THE FUNDS


   Each available subaccount of MONY Variable Account L will invest only in the shares of the Funds. The Funds (except for Janus Aspen Series Capital Appreciation Portfolio) are diversified, open-end management investment companies. The Janus Aspen Series Capital Appreciation Portfolio is a non-diversified, open-end management investment company. The Funds are registered with the SEC under the Investment Company Act of 1940. These registrations do not involve supervision by the SEC of the management or investment practices or policies of the Funds. The Funds, or any of them, may withdraw from sale any or all the respective portfolios as allowed by applicable law.


The Alger American Fund

   Fred Alger Management, Inc., is each portfolio's investment adviser. The investment adviser is responsible for managing each portfolio's assets according to its goal and for placing orders with broker-dealers to purchase and sell securities on behalf of each portfolio. The investment adviser fee for each portfolio is shown in the table below.

           Portfolio                      Investment Adviser Fee
  ----------------------------------------------------------------------------

  Alger American Balanced     Annual rate of 0.75% of the portfolio's average
    Portfolio                 daily net assets.
  ----------------------------------------------------------------------------

  Alger American MidCap       Annual rate of 0.80% of the portfolio's average
    Growth Portfolio          daily net assets.

Enterprise Accumulation Trust

   Enterprise Accumulation Trust has a number of portfolios. The shares of some of the portfolios can be purchased by the subaccounts available to you. Enterprise Capital Management, Inc. ("Enterprise Capital"), a wholly owned subsidiary of MONY Life Insurance Company, is the investment adviser of Enterprise Accumulation Trust. Enterprise Capital is responsible for the overall management of the portfolios, including meeting the investment objectives and policies of the portfolios. Enterprise Capital contracts with sub-investment advisers to assist in managing the portfolios. For information about the sub-advisers for each portfolio, see the Enterprise Accumulation Trust prospectus included in this Prospectus Portfolio. Enterprise Accumulation Trust pays an investment adviser fee to Enterprise Capital which in turn pays the sub-investment advisers. Fees are deducted daily and paid to Enterprise Capital on a monthly basis. The sub-investment adviser and daily investment adviser fees and sub-investment adviser fees for each portfolio are shown in the table below:

Portfolio and Sub-Investment Adviser    Investment Adviser Fee        Sub-Investment Adviser Fee
-----------------------------------------------------------------------------------------------------

   Equity Income Portfolio           Annual rate of 0.75% of the   Annual rate of 0.30% of the first
                                     portfolio's average daily net $100 million, 0.25% of the next
   1740 Advisers, Inc. (affiliate    assets.                       $100 million, and 0.20% in
   of MONY Life Insurance                                          excess of $200 million of the
   Company of America) is the                                      portfolio's average daily net
   sub-investment adviser.                                         assets.
-----------------------------------------------------------------------------------------------------

   Global Socially Responsive        Annual rate of 0.90% of the   Annual rate of 0.45% of the first
   Portfolio                         portfolio's average daily net $100 million; 0.40% of the next
                                     assets.                       $100 million; and 0.30% in
   Rockefeller & Co., Inc. is the                                  excess of $200 million of the
   sub-investment adviser.                                         portfolio's average daily net
                                                                   assets.
-----------------------------------------------------------------------------------------------------

   Growth Portfolio                  Annual rate of 0.75% of the   Annual rate of 0.30% of the first
                                     portfolio's average daily net $1 billion and 0.20% in excess of
   Montag & Caldwell, Inc. is the    assets.                       $1 billion of the portfolio's
   sub-investment adviser.                                         average daily net assets.
-----------------------------------------------------------------------------------------------------

   Growth and Income Portfolio       Annual rate of 0.75% of the   Annual rate of 0.30% of the first
                                     portfolio's average daily net $100 million, 0.25% of the next
   Retirement System Investors,      assets.                       $100 million, and 0.20% in
   Inc. is the sub-investment                                      excess of $200 million of the
   adviser.                                                        portfolio's average daily net
                                                                   assets.

Portfolio and Sub-Investment Adviser       Investment Adviser Fee           Sub-Investment Adviser Fee
------------------------------------------------------------------------------------------------------------

   Managed Portfolio                 Annual rate of 0.80% of the first  Wellington Management
                                     $400 million, 0.75% of the next    Company's fee for the assets of
   Wellington Management             $400 million and 0.70% in excess   the Portfolio it manages is an
   Company, LLP and Sanford C.       of $800 million of the portfolio's annual rate of 0.40% up to $500
   Bernstein & Co., LLC. are the     average daily net assets.          million, 0.35% of the next $500
   sub-investment advisers.                                             million, 0.30% of the next $1
                                                                        billion, and 0.25% in excess of $2
                                                                        billion of the portfolio's average
                                                                        daily net assets. Sanford C.
                                                                        Bernstein & Co., Inc.'s fee for the
                                                                        assets of the Portfolio it manages
                                                                        is an annual rate of 0.40% up to
                                                                        $10 million, 0.30% from $10
                                                                        million to $50 million, 0.20%
                                                                        from $50 million to $100 million,
                                                                        and 0.10% in excess of $100
                                                                        million of the portfolio's average
                                                                        daily net assets.
------------------------------------------------------------------------------------------------------------

   Multi-Cap Growth Portfolio        Annual rate of 1.00% of the        Annual rate of 0.40% of the
                                     average daily net assets.          average daily net assets.
   Fred Alger Management Inc. is
   the sub-investment adviser.
------------------------------------------------------------------------------------------------------------

   Small Company Growth              Annual rate of 1.00% of the        Annual rate of 0.65% of the first
   Portfolio                         portfolio's average daily net      $50 million, 0.55% of the next
                                     assets.                            $50 million and 0.45% in excess
   William D. Witter, Inc. is the                                       of $100 million of the portfolio's
   sub-investment adviser.                                              average daily net assets.
------------------------------------------------------------------------------------------------------------

   Small Company Value Portfolio     Annual rate of 0.80% of the first  Annual rate of 0.40% of the first
                                     $400 million, 0.75% of the next    $1 billion and 0.30% in excess of
   Gabelli Asset Management          $400 million and 0.70% in excess   $1 billion of the portfolio's
   Company is the sub-               of $800 million of the portfolio's average daily net assets.
   investment adviser.               average daily net assets.
------------------------------------------------------------------------------------------------------------

   Total Return Portfolio            Annual rate of 0.40% of the        Annual rate of 0.25% of the
                                     portfolio's average daily net      portfolio's average daily net
   Pacific Investment                assets.                            assets.
   Management Company, LLP is
   the sub-investment adviser.

INVESCO Variable Investment Funds, Inc.

   INVESCO Funds Group, Inc. is the investment adviser for each of the portfolios. Together with affiliated companies, the investment adviser directs all aspects of the management of the portfolios. The investment adviser fee for each portfolio is shown in the table below.

              Portfolio                            Investment Adviser Fee
---------------------------------------------------------------------------------------

INVESCO VIF -- Financial Services Fund Annual rate of 0.75% of the portfolio's average daily net assets.
---------------------------------------------------------------------------------------

INVESCO VIF -- Health Sciences Fund    Annual rate of 0.75% of the portfolio's average
                                       daily net assets.
---------------------------------------------------------------------------------------

INVESCO VIF -- Telecommunications Fund Annual rate of 0.75% of the portfolio's average daily net assets.

Janus Aspen Series

   Janus Aspen Series has several portfolios. The shares of some of the portfolios can be purchased by the subaccounts available to you. Janus Capital is the investment adviser to each of the portfolios and is responsible for the day-to-day management of the investment portfolios and other business affairs of the portfolios. The daily investment adviser fee for each portfolio is shown in the table below.

          Portfolio                          Investment Adviser Fee
-----------------------------------------------------------------------------------

Capital Appreciation Portfolio Annual rate of 0.65% of the portfolio's average daily net assets.
-----------------------------------------------------------------------------------

Flexible Income Portfolio      Annual rate of 0.65% of the first $300 million; and
                               0.55% in excess of $300 million of the portfolio's
                               average daily net assets.
-----------------------------------------------------------------------------------

International Growth Portfolio Annual rate of 0.65% of the portfolio's average daily net assets.
-----------------------------------------------------------------------------------

Lord Abbett Series Fund

   Lord Abbett Series Fund has several portfolios. The shares of the portfolios listed in the table below can be purchased by the subaccounts available to you. Lord, Abbett & Co. is the investment adviser to each of the portfolios and manages the investments of each of the portfolios. The investment adviser fee is shown in the table below.

           Portfolio                      Investment Adviser Fee
  ----------------------------------------------------------------------------

  Bond-Debenture Portfolio    Annual rate of 0.50% of the portfolio's average
                              daily net assets.
  ----------------------------------------------------------------------------

  Growth and Income Portfolio Annual rate of 0.50% of the portfolio's average daily net assets.
  ----------------------------------------------------------------------------

  Mid-Cap Value Portfolio     Annual rate of 0.75% of the portfolio's average
                              daily net assets.

MFS(R) Variable Insurance Trust/SM/

   MFS Variable Insurance Trust contains a number of portfolios. The shares of some of the portfolios can be purchased by the subaccounts available through our product. Massachusetts Financial Services Company is the investment adviser to each of the portfolios and manages the investments of each of the portfolios. The investment adviser fee is shown in the table below.

           Portfolio                     Investment Adviser Fee
   --------------------------------------------------------------------------

   MFS Mid Cap Growth Series Annual rate of 0.75% of the portfolio's average daily net assets.
   --------------------------------------------------------------------------

   MFS New Discovery Series  Annual rate of 0.90% of the portfolio's average daily net assets.
   --------------------------------------------------------------------------

   MFS Total Return Series   Annual rate of 0.75% of the portfolio's average
                             daily net assets.
   --------------------------------------------------------------------------

   MFS Utilities Series      Annual rate of 0.75% of the portfolio's average
                             daily net assets.

MONY Series Fund, Inc.

   MONY Series Fund, Inc. has a number of portfolios. The shares of some of the portfolios can be purchased by the subaccounts available to you. Each of the portfolios has different investment objectives and policies. The Company is a registered investment adviser under the Investment Advisers Act of 1940. The Company, as investment adviser, currently pays the compensation of the Fund's directors, officers, and employees who are affiliated in some way with the Company. MONY Series Fund, Inc. pays for all other expenses including, for example, the calculation of the net asset value of the portfolios. To carry out its duties as an investment adviser, the Company has entered into a Services Agreement with MONY to provide personnel, equipment, facilities and other services. As the investment adviser to MONY Series Fund, Inc., the Company receives a daily investment adviser fee for each portfolio (see chart below). Fees are deducted daily and paid to the Company monthly.

   The following table describes the portfolios available and the investment advisory fees:

           Portfolio                          Investment Adviser Fee
------------------------------------------------------------------------------------

Government Securities Portfolio Annual rate of 0.50% of the first $400 million,
                                0.35% of the next $400 million, and 0.30% in
                                excess of $800 million of the portfolio's aggregate
                                average daily net assets.
------------------------------------------------------------------------------------

Long Term Bond Portfolio        Annual rate of 0.50% of the first $400 million,
                                0.35% of the next $400 million, and 0.30% in
                                excess of $800 million of the portfolio's aggregate
                                average daily net assets.
------------------------------------------------------------------------------------

Money Market Portfolio          Annual rate of 0.40% of the first $400 million,
                                0.35% of the next $400 million, and 0.30% of assets
                                in excess of $800 million of the portfolio's
                                aggregate average daily net assets.

PBHG Insurance Series Fund

   PBHG Insurance Series Fund has a number of portfolios. The shares of some of the portfolios can be purchased by the subaccounts available to you. Pilgrim Baxter & Associates, Ltd. is the investment adviser for each of the portfolios. Pilgrim Baxter Value Investors, Inc., a wholly-owned subsidiary of Pilgrim Baxter & Associates, Ltd., is the sub-investment adviser for the Mid-Cap and Select Value Portfolios. The investment adviser fees and sub-investment adviser fees for each portfolio are shown in the table below. The sub-investment adviser fee for each portfolio is paid by Pilgrim Baxter & Associates, Ltd. and not by the portfolios.

     Portfolio and
Investment Sub-Adviser     Investment Adviser Fee      Sub-Investment Adviser Fee
------------------------------------------------------------------------------------

PBHG Mid-Cap            Annual rate of 0.85% of the   Annual rate of 0.50% of the
ValuePortfolio          portfolio's average daily net portfolio's average daily net
                        assets.                       assets.
Pilgrim Baxter Value
Investors,Inc. is the
sub-investmentadviser.
------------------------------------------------------------------------------------

PBHG Select Value       Annual rate of 0.65% of the   Annual rate of 0.40% of the
Portfolio               portfolio's average daily net portfolio's average daily net
                        assets.                       assets.
Pilgrim Baxter Value
Investors,Inc. is the
sub-investmentadviser.

PIMCO Variable Insurance Trust

   PIMCO Variable Insurance Trust has a number of portfolios. The shares of some of the portfolios can be purchased by the subaccounts available to you. Pacific Investment Management Company LLC is the investment adviser for the portfolios and is responsible for managing the investment activities of the portfolios and the portfolios' business affairs and other administrative matters. The investment adviser fee for each portfolio is shown in the table below.

                      Portfolio                         Investment Adviser Fee
---------------------------------------------------------------------------------

Global Bond Portfolio                                  Annual rate of 0.25% of
                                                       the portfolio's average
                                                       dailynet assets.
---------------------------------------------------------------------------------

Real Return Bond Portfolio                             Annual rate of 0.25% of
                                                       the portfolio's average
                                                       dailynet assets.
---------------------------------------------------------------------------------

StocksPLUS Growth and Income Portfolio                 Annual rate of 0.40% of
                                                       the portfolio's average
                                                       dailynet assets.

The Universal Institutional Funds, Inc.

   Morgan Stanley Asset Management* is the investment adviser to each of the portfolios and manages the investments of each of the portfolios. The investment adviser fee is shown in the table below.

                      Portfolio                      Investment Adviser Fee
  ----------------------------------------------------------------------------
  Emerging Markets Equity Portfolio                 Annual rate of 1.25% of
                                                    the first $500
                                                    million;1.20% from $500
                                                    million to $1 billion;
                                                    and 1.15% inexcess of $1
                                                    billion of the
                                                    portfolio's average
                                                    dailynet assets.
  ----------------------------------------------------------------------------
  Global Value Equity Portfolio                     Annual rate of 0.80% of
                                                    the first $500
                                                    million;0.75% from $500
                                                    million to $1 billion;
                                                    and 0.70% inexcess of $1
                                                    billion of the
                                                    portfolio's average
                                                    dailynet assets.
  ----------------------------------------------------------------------------
  U. S. Real Estate Portfolio                       Annual rate of 0.80% of
                                                    the first $500
                                                    million;0.75% from $500
                                                    million to $1 billion;
                                                    and 0.70% inexcess of $1
                                                    billion of the
                                                    portfolio's average
                                                    dailynet assets.
* Morgan Stanley Asset Management Inc. changed its name to Morgan Stanley Investment Management Inc. but continues to do business in certain instances using the name Morgan Stanley Asset Management.

Purchase of Portfolio Shares by MONY Variable Account L

   The Company purchases shares of each portfolio for the corresponding sub-account at net asset value, i.e. without a sales load. Generally, all dividends and capital gains distributions received from a portfolio are automatically reinvested in the portfolio at net asset value. The Company, on behalf of MONY Variable Account L, may elect not to reinvest dividends and capital gains distributions. The Company redeems Fund shares at net asset value to make payments under the Policies.

   Fund shares are offered only to insurance company separate accounts. The insurance companies may or may not be affiliated with the Company or with each other. This is called "shared funding." Shares may also be sold to separate accounts to serve as the underlying investments for variable life insurance policies, variable annuity policies and qualified plans. This is called "mixed funding." Currently, the Company does not foresee any disadvantages to policy owners due to mixed or shared funding. However, differences in tax treatment or other considerations may at some time create conflict of interests between owners of various contracts. The Company and the Boards of Directors of the Funds, and any other insurance companies that participate in the Funds are required to monitor events to identify material conflicts. If there is a conflict because of mixed or shared funding, the Company might be required to withdraw the investment of one or more of its separate accounts from the Funds. This might force the Funds to sell securities at disadvantageous prices.


   The investment objectives of each of the portfolios is substantially similar to the investment objectives of the subaccount which purchases shares of that portfolio. A summary of the investment objective of each of the subaccounts available to you is found in the chart on pages 15-20. No portfolio can assure you that its objective will be achieved. You will find more detailed information in the prospectus of each Fund that you received with this prospectus. The Funds' prospectuses include information on the risks of each portfolio's investments and investment techniques.


        The Funds' Prospectuses Accompany This Prospectus And Should Be
                        Read Carefully Before Investing

                     DETAILED INFORMATION ABOUT THE POLICY

   The Fund Value in MONY Variable Account L and the Guaranteed Interest Account provide many of the benefits of your policy. The information in this section describes the benefits, features, charges, and other major provisions of the policies and the extent to which those benefits depend upon the Fund Value.

Application for a Policy

   The policy design meets the needs of individuals as well as for corporations who provide coverage and benefits for key employees. A purchaser must complete an application and personally deliver it to a licensed agent of the Company, who is also a registered representative of MONY Securities Corporation ("MSC"). The licensed agent submits the application to the Company. The policy may also be sold through other broker-dealers authorized under the law and by MSC. A policy can be issued on the life of an insured for ages up to and including 85 with evidence of insurability that satisfies the Company. If a qualified plan will own the policy, the insured cannot be more than 70 years old. The age of the insured is the age on his or her last birthday prior to the date of the policy. The Company accepts the application subject to its underwriting rules, and may request additional information or reject an application.

   The minimum Specified Amount you may apply for is $50,000. However, the Company reserves the right to revise its rules at any time to require a different minimum Specified Amount at issue for subsequently issued policies.

   Each policy is issued with a policy date. The policy date is used to determine the policy months and years, and policy monthly, quarterly, semi-annual and annual anniversaries. The policy date is stated on page 1 of the policy. The policy date will normally be the later of (1) the date that delivery of the policy is authorized by the Company ("Policy Release Date"), or
(2) the policy date requested in the application. No premiums may be paid with the application except under the temporary insurance procedures defined below.

  Temporary Insurance Coverage


   If you want insurance coverage before the Policy Release Date, and are more than 15 days old and not more than 70 years old, you may be eligible for a temporary insurance agreement. You must complete an application for the policy and give it to the Company's licensed agent. The application contains a number of questions about your health. Your eligibility for temporary coverage will depend upon your answers to those questions. In addition, you must complete and sign the Temporary Insurance Agreement Form. You must also submit payment for at least one Minimum Monthly Premium for the Policy as applied for. Your coverage under the Temporary Insurance Agreement starts on the date you sign the form and pay the premium amount, or if later, the requested policy date. See "Premium Flexibility," page 29.


   Coverage under the Temporary Insurance Agreement ends on the earliest of:

  .  the Policy Release Date, if the policy is issued as applied for;

  . the 15th day after the Policy Release Date or the date the policy takes effect, if the policy is issued other than as applied for,

  . no later than 90 days from the date the Temporary Insurance Agreement is signed;

  . the 45th day after the form is signed if you have not finished the last required medical exam;

  . 5 days after the Company sends notice to you that it declines to issue any policy; and

  .  the date you tell the Company that the policy will be refused:

   If the insured dies during the period of temporary coverage, the death benefit will be:

      (1) the insurance coverage applied for (including any optional riders) up to $500,000, less

      (2) the deductions from premium and the monthly deduction due prior to the date of death.

   Premiums paid for temporary insurance coverage are held in the Company's general account until the Policy Release Date. Except as provided below, interest is credited on the premiums (less any deductions from premiums) held in the Company's general account. The interest rate will be set by the Company, but will not be less than 4.5% per year. If the policy is issued and accepted, these amounts will be applied to the policy. These premiums will be returned to you (without interest) within 5 days after the earliest of:

      (1) the date you tell the Company that the policy will be refused. Your refusal must be (a) at or before the Policy Release Date, or (b) (if the policy is authorized for delivery other than as applied for), on or before the 15th day after the Policy Release Date; or

      (2) the date on which coverage under the Temporary Insurance Agreement ends other than because the applicant has died or the policy applied for is issued or refused; or

      (3) the date the Company sends notice to you declining to issue any policy.

  Initial Premium Payment


   Once your application is approved and you are issued a policy, the balance of the first scheduled premium payment is payable. The scheduled premium payments specified in your policy must be paid in full when your policy is delivered. Your policy is effective the later of (1) acceptance and payment of the scheduled premium payment, or (2) the policy date requested in the application. Any premium balance remitted by you earns interest until the Right to Return Policy Period has ended. The policy premium credited with interest equals amounts in the general account under the Temporary Insurance Agreement, plus interest credited minus deductions from premiums. The monthly deduction due prior to or on the Policy Release Date will be made. If you request a policy date which is later than the Policy Release Date, your premium will be held in the general account until the policy date. Premium held in the Company's general account earns an interest rate set by the Company, but will not be less than 4.5% per year. When the Right to Return Policy Period ends, the premium, plus any interest credited by the Company, is allocated to the subaccounts of MONY Variable Account L or the Guaranteed Interest Account pursuant to your instructions. (See "Right to Examine a Policy -- Right to Return Policy Period," page 29.)


  Policy Date

   The Company may approve the backdating of a policy. The policy may be backdated for not more than 6 months (a shorter period is required in certain states) prior to the date of the application. Backdating can be to your advantage if it lowers the insured's issue age and results in lower cost of insurance rates. If the policy is backdated, the initial scheduled premium payment will include sufficient premium to cover the extra charges for the backdating period. Extra charges equal the monthly deductions for the period that the policy date is backdated.

  Risk Classification

   Insureds are assigned to underwriting (risk) classes. Risk classes are used in calculating the cost of insurance and certain rider charges. In assigning insureds to underwriting classes, the Company will normally use the medical or paramedical underwriting method. This method may require a medical examination of the proposed insured. The Company may use other forms of underwriting when it is considered appropriate.

Right to Examine a Policy -- Right to Return Policy Period

   The Right to Return Policy Period runs for the later of (a) 10 days (or longer in certain states) after you receive the policy; (b) 45 days after the application is signed; or (c) 10 days after we mail or deliver a notice of withdrawal right. During this period, you may cancel the policy and receive a refund of the full amount of the premium paid.

Premiums

   The policy is a flexible premium policy. The policy provides considerable flexibility, subject to the limitations described below, to pay premiums at your discretion.

  Premium Flexibility

   The Company requires you to pay an amount equal to at least the Minimum Monthly Premium to put the policy in effect. If you want to pay premiums less often than monthly, the premium required to put the policy in effect is equal to the Minimum Monthly Premium multiplied by 12 divided by the frequency of the scheduled premium payments. This Minimum Monthly Premium will be based upon:

      1) the policy's Specified Amount,

      2) any riders added to the policy, and

      3) the insured's

          a) Age,

          b) smoking status,

          c) gender (unless unisex cost of insurance rates apply, see "Cost of Insurance," page 44), and

          d) underwriting class.

   The Minimum Monthly Premium will be shown in the policy. Thereafter, subject to the limitations described below, you may choose the amount and frequency of premium payments to reflect your varying financial conditions.


   The policy is guaranteed not to lapse during the first three policy years if on each monthly anniversary the conditions previously described in "Summary of the Policy" on page 1 are met. See also "Grace Period and Lapse," page 42.


  Scheduled Premium Payments

   When you apply for a policy, you determine a scheduled premium payment. This scheduled premium payment provides for the payment of level premiums at fixed intervals over a specified period of time. You will receive a premium reminder notice for the scheduled premium payment amount on an annual, semiannual or quarterly basis, at your option. The minimum scheduled premium payment equals the Minimum Monthly Premium multiplied by 12 divided by the scheduled premium payment frequency. Although reminder notices will be sent, you may not be required to pay scheduled premium payments.

   You must specify the subaccounts and/or Guaranteed Interest Account and the percentage of scheduled premium payments to be allocated to those subaccounts and/or Guaranteed Interest Account. If we do not receive a valid set of allocation instructions from you, scheduled premiums will be allocated to the Money Market Subaccount.

   You may elect to make monthly premium payments by electronic funds transfer. Based on your policy date, up to two Minimum Monthly Premiums may be required to be paid in cash before premiums may be paid by electronic funds transfer to the Company. Paying premiums by electronic funds transfer requires you to authorize the Company to withdraw premiums from your checking account each month.


   Payment of the scheduled premium payments will not guarantee that your policy will remain in effect. (See "Grace Period and Lapse" in the Summary and on page 42.)


  Modified Endowment Contracts


   The amount, frequency and period of time over which you pay premiums may affect whether your policy will be classified as a modified endowment contract. A modified endowment contract is a type of life insurance policy subject to different tax treatment than that given to a conventional life insurance policy. The difference in tax treatment occurs when you take certain pre-death distributions from your policy. See "Federal Income Tax Considerations -- Modified Endowment Contracts," page 51.


  Unscheduled Premium Payments


   Generally, you may make premium payments at any time and in any amount. However, if the premium payment you wish to make exceeds the Scheduled Premium payments for the policy, the Company may reject or limit any unscheduled premium payment that would result in an immediate increase in the death benefit payable. An immediate increase would occur if the policy's death benefit exceeds the Specified Amount for the policy. The policy's death benefit would exceed the Specified Amount of the policy if your Fund Value multiplied by the death benefit percentage determined in accordance with the federal income tax law definition of life insurance exceeds the Specified Amount. See "Death Benefits Under the Policy," page 31 and "Federal Income Tax Considerations -- Definition of Life Insurance," page 50. However, such a premium may be accepted if you provide us with satisfactory evidence of insurability. If satisfactory evidence of insurability is not received, the payment or a part of it may be returned. In addition, all or a part of a premium payment will be rejected and returned to you if it would exceed the maximum premium limitations prescribed by the federal income tax law definition of life insurance.


   Payments you send to us will be treated as premium payments, and not as repayment of Outstanding Debt, unless you request otherwise. If you request that the payment be treated as a repayment of Outstanding Debt, any part of a payment that exceeds the amount of Outstanding Debt will be applied to the Fund Value. Applicable taxes and sales charges are only deducted from any payment that constitutes a premium payment.

  Premium Payments Affect the Continuation of the Policy


   If you skip or stop paying premiums, the policy will continue in effect until the Cash Value can no longer cover (1) the monthly deductions from the Fund Value for the policy, and (2) the charges for any optional insurance benefits added by rider. See "Grace Period and Lapse." page 42.


   Your policy is guaranteed to remain in effect as long as:

      (a) the Cash Value is greater than zero; or

      (b) during the first three policy years, the Minimum Monthly Premium requirements are satisfied, and if you increase the Specified Amount during the first three policy years, the increased Minimum Monthly Premium requirements are satisfied for the remainder of the first three policy years.

   Generally, your policy remains in effect so long as your policy has Cash Value. Charges that maintain your policy are deducted monthly from Fund Value. The Cash Value of your policy is affected by,

      (1) the investment experience of any amounts in the subaccounts of MONY Variable Account L,

      (2) the interest earned in the Guaranteed Interest Account, and

      (3) the deduction from Cash Value of the various charges, costs, and expenses imposed by the policy provisions.


   This in turn affects the length of time your policy remains in effect without the payment of additional premiums. Therefore, coverage will last as long as the Cash Value of your policy is sufficient to pay these charges. See "Grace Period and Lapse," page 42.


Allocation of Net Premiums

   Net premiums may be allocated to any of the available subaccounts and to the Guaranteed Interest Account. Allocations must be in whole percentages, and no allocation may be for less than 5% of a net premium. Allocation percentages must sum to 100%.


   You may change the allocation of net premiums at any time by submitting a proper written request to the Company's home office at 1740 Broadway, New York, New York, 10019. In addition, you may make changes in net premium allocation instructions by telephone if a properly completed and signed telephone transfer authorization form or a policy application with the telephone authorization completed has been received by us at our Syracuse Operations Center at 1 MONY Plaza, Syracuse, New York, 13202. The Company may stop making available the ability to give net premium allocation instructions by telephone at any time, but it will give you notice before doing so if we have received your telephone transfer authorization form or a policy application with the telephone authorization completed. See "Telephone Transfer Privileges," page 64. Whether you give us instructions in writing or by telephone, the revised allocation percentages will be effective on the day we receive the notification.


   Unscheduled premium payments may be allocated either by percentage or by dollar amount. If the allocation is expressed in dollar amounts, the 5% limit on allocation percentages does not apply.

Death Benefits under the Policy

   When your policy is issued, the initial amount of insurance ("Specified Amount") is shown on the specification page of your policy. The minimum Specified Amount is $50,000.

   As long as the policy is in effect, the Company will, upon proof of death of an insured, pay death benefit proceeds to a named beneficiary. Death benefit proceeds will consist of:

      (1) The policy's death benefit, plus

      (2) Any insurance proceeds provided by rider, less

      (3) Any Outstanding Debt, (and, if in the Grace Period, less any overdue charges).

   You may select one of two death benefit Options: Option 1 or Option 2. Generally, you designate the death benefit option in your application. If no option is designated, the Company assumes Option 2 has been selected. Subject to certain restrictions, you can change the death benefit option selected. As long as your policy is in effect, the death benefit under either option will never be less than the Specified Amount of your policy.

   Option 1 -- The death benefit equals the greater of:

      (a) The Specified Amount, or

      (b) Fund Value multiplied by a death benefit percentage.


      The death benefit percentages vary according to the age of the insured and will be at least equal to the percentage defined in the Internal Revenue Code. The Internal Revenue Code addresses the definition of a life insurance policy for tax purposes. See "Federal Income Tax Considerations -- Definition of Life Insurance," page 50. The death benefit percentage is 250% for insureds 40 or under, and it declines for older insureds. A table showing the death benefit percentages is in Appendix A to this prospectus and in your policy. If you seek to have favorable investment performance reflected in increasing Fund Value, and not in increasing insurance coverage, you should choose Option 1.

   Option 2 -- The death benefit equals the greater of:

      (a) The Specified Amount of the policy, plus the Fund Value, or

      (b) The Fund Value multiplied by a death benefit percentage.

      The Fund Value used in these calculations is determined as of the date of the insured's death. The death benefit percentage is the same as that used for Option 1 and is stated in Appendix A. The death benefit in Option 2 will always vary as Fund Value varies. If you seek to have favorable investment performance reflected in increased insurance coverage, you should choose Option 2.

  Examples of Options 1 and 2

   The following examples demonstrate the determination of death benefits under Options 1 and 2. The examples show three policies with the same Specified Amount, but Fund Values that vary as shown. It is assumed that the insured is age 40 at the time of death and that there is no Outstanding Debt. The date of death is also assumed to be on a monthly anniversary day.

                                   Policy 1  Policy 2  Policy 3
                                   --------  --------  --------
Specified Amount.................. $100,000  $100,000  $100,000
Fund Value on Date of Death....... $ 35,000  $ 60,000  $ 85,000
Death Benefit Percentage..........      250%      250%      250%
Death Benefit under Option 1...... $100,000  $150,000  $212,500
Death Benefit under Option 2...... $135,000  $160,000  $212,500

Option 1, Policy 1:       The death benefit equals $100,000 since the death benefit is the greater of the
                          Specified Amount ($100,000) or the Fund Value multiplied by the death benefit percentage ($35,000 x 250% = $87,500).
Option 1, Policies 2 & 3: The death benefit is equal to the Fund Value multiplied by the death benefit percentage since ($60,000 x 250% = $150,000 for Policy 2; $85,000 x 250% =
                          $212,500 for Policy 3) is greater than the Specified Amount ($100,000).
Option 2, Policy 1:       The death benefit equals $135,000 since the Specified Amount plus the Fund Value
                          ($100,000 + $35,000 = $135,000) is greater than the Fund Value multiplied by the death benefit percentage ($35,000 x 250% = $87,500).
Option 2, Policy 2:       The death benefit equals the Specified Amount plus the Fund Value ($100,000 +
                          $60,000 = $160,000) since it is greater than the Fund Value multiplied by the death benefit percentage ($60,000 X 250% = $150,000).
Option 2, Policy 3:       The death benefit is the Fund Value multiplied by the death benefit percentage
                          ($85,000 X 250% = $212,500) since it is greater than the Specified Amount plus the
                          Fund Value ($100,000 + $85,000 = $185,000).

The Company pays death benefit proceeds to a beneficiary in a lump sum or under a payment plan offered under the policy. The policy should be consulted for details.

  Changes in Death Benefit Option

   You may request that the death benefit option under your policy be changed from Option 1 to Option 2, or Option 2 to Option 1. You may make a change by sending a written request to the Company's administrative office. A change from Option 2 to Option 1 is made without providing evidence of insurability. A change from Option 1 to Option 2 will require that you provide satisfactory evidence of insurability. The effective date of a change requested between monthly anniversaries will be the next monthly anniversary day after the change is accepted by the Company.

   If you change from Option 1 to Option 2 your policy's Specified Amount is reduced by the amount of the policy's Fund Value at the date of the change. This maintains the death benefit payable under Option 2 at the amount that would have been payable under Option 1 immediately prior to the change. The total death benefit will not change immediately. The change to Option 2 will affect the determination of the death benefit from that point on. As of the date of the change, the Fund Value will be added to the new specified Amount. The death benefit will then vary with the Fund Value. This change will not be permitted if it would result in a new Specified Amount of less than $100,000.

   If you change from Option 2 to Option 1, the Specified Amount of the policy will be increased by the amount of the policy's Fund Value at the date of the change. This maintains the death benefit payable under Option 1 at the amount that would have been payable under Option 2 immediately prior to the change. The total death benefit will not change immediately. The change to Option 1 will affect the determination of the death benefit from that point on. The death benefit will equal the Specified Amount (or if higher, the Fund Value multiplied by the death benefit percentage). The change to Option 1 will generally reduce the death benefit payable in the future.


   A change in the death benefit option may affect the monthly cost of insurance charge since this charge varies with the net amount at risk. Generally, the net amount at risk is the amount by which the death benefit exceeds Fund Value. See "Cost of Insurance," page 47. If the policy's death benefit is not based on the death benefit percentage under Option 1 or 2, changing from Option 2 to Option 1 will generally decrease the net amount at risk. Therefore, this change may decrease the cost of insurance charges. Changing from Option 1 to Option 2 will generally result in a net amount at risk that remains level. However, such a change will result in an increase in the cost of insurance charges over time. This results because the cost of insurance rates increase with the insured's age.


Changes in Specified Amount

   You may request an increase or decrease in the Specified Amount under your policy subject to Company approval. A change in the Specified Amount may be made at any time after the policy is issued. Increases in Specified Amount are not permitted on or after the insured's age 85. Increasing the Specified Amount will generally increase the policy's death benefit. Decreasing the Specified Amount will generally decrease the policy's death benefit. The amount of change in the death benefit depends on (1) the death benefit option chosen, and (2) whether the death benefit under the policy is being computed using the death benefit percentage at the time of the change. Changing the Specified Amount could affect the subsequent level of policy values. For example, an increase in Specified Amount may increase the net amount at risk, which will increase your cost of insurance charges over time. Conversely, a decrease in Specified Amount may decrease the net amount at risk, which may decrease your cost of insurance over time.

   To increase or decrease the Specified Amount, send a written application to the Company's administrative office. It will become effective on the monthly anniversary day on or next following the Company's acceptance of your request. If you are not the insured, the Company may also require the consent of the insured before accepting a request.

  Increases

   An increase of Specified Amount requires that additional, satisfactory evidence of insurability be provided to the Company.


   When you request an increase in Specified Amount, a new "coverage segment" is created for which cost of insurance and other charges are computed separately. See "Charges and Deductions," page 45. In addition, the surrender charge associated with your policy will increase. The surrender charge for the increase is computed in a similar way as for the original Specified Amount. The Minimum Monthly Premium will also be adjusted. The adjustment will be done prospectively to reflect the increase. If the Specified Amount is increased when a premium payment is received, the increase will be processed before the premium payment is processed.

   If an increase creates a new coverage segment of Specified Amount, Fund Value after the increase will be allocated, (1) first to the original coverage segment, and (2) second to each coverage segment in order of the increases.

  Decreases

   Any decrease in Specified Amount (whether requested by you or resulting from a partial surrender or a death benefit option change) will be applied:

      (1) To reduce the coverage segments of Specified Amount associated with the most recent increases, then

      (2) To the next most recent increases successively, and last

      (3) To the original Specified Amount.

   A decrease will not be permitted if the Specified Amount would fall below $100,000. Any decrease in the Term Life Term Insurance Rider will be applied to reduce the coverage segments of the Rider in the order of the most recent increases successively and finally to the original Rider.

   The Minimum Monthly Premium will not be adjusted for the decrease in the Specified Amount. If the Specified Amount is decreased when a premium payment is received, the decrease will be processed before the premium payment is processed. Rider coverages may also be affected by a decrease in Specified Amount.

   The Company reserves the right to reject a requested decrease. Decreases will not be permitted if:

      (1) Compliance with the guideline premium limitations under federal tax law resulting from the decrease would result in immediate termination of your policy, or

      (2) To effect the decrease, payments to you would have to be made from Fund Value for compliance with the guideline premium limitations, and the amount of the payments would exceed the Cash Value of your policy.

   If a requested change is not approved, we will send you a written notice of our decision.

Other Optional Insurance Benefits


   Subject to certain requirements, you may elect to add one or more of the optional insurance benefits described below. Optional insurance benefits are added when you apply for your policy. These other optional benefits are added to your policy by an addendum called a rider. As applicable a charge is deducted monthly from the Fund Value for each optional benefit added to your policy. See "Charges and Deductions," page 45. You can cancel these benefits at any time. Certain restrictions may apply and are described in the applicable rider. In addition, adding or canceling these benefits may have an effect on your policy's status as a modified endowment contract. See "Federal Income Tax Considerations -- Modified Endowment Contracts," page 51. An insurance agent authorized to sell the policy can describe these extra benefits further. Samples of the provisions are available from the Company upon written request.


   From time to time we may make available riders other than those listed below. Contact an insurance agent authorized to sell the policy for a complete list of the riders available.

  Spouse's Term Rider

   This rider provides for term insurance benefits on the life of the insured's spouse, to the spouse's age 80. The minimum amount of coverage is $25,000. The rider coverage may be converted without evidence of insurability to any level premium, level face amount permanent plan of insurance offered by the Company at any time prior to the spouse's age 65 or 5 years from the issue of the rider, if later.

  Children's Term Insurance Rider

   This rider provides term insurance coverage on the lives of the children of the insured under age 18. The coverage continues to the policy anniversary after the child's 22nd birthday. It provides coverage for children upon birth or legal adoption without presenting evidence of insurability, if the rider is applied for and issued at the same time as the policy is applied for and issued. If applied for after the policy is issued, different requirements may be imposed. Coverage is limited to the lesser of 1/5th of the initial Specified Amount or $10,000. Upon the expiration of the rider coverage, it may be converted to any level premium, level face amount permanent plan of insurance then offered by the Company, for up to five times the rider coverage amount.

  Purchase Option Rider

   This Rider provides the option to purchase up to $100,000 of additional coverage without providing additional evidence that the insured remains insurable. Coverage may be added on each policy anniversary when the insured's age is 25, 28, 31, 34, 37, 40, 43, 46 and 49. In addition, the future right to purchase new insurance on the next option date may be advanced and exercised immediately upon the following events:

  .  Marriage of the insured.

  .  Birth of a child of the insured.

  .  Legal adoption of a child by insured.

   A period of term insurance is automatically provided starting on the date of the specified event. The interim term insurance, and the option to accelerate the purchase of the coverage expires 60 days after the specified event.

  Waiver of Monthly Deduction Rider

   This rider provides for the waiver of certain charges while the insured has a covered disability and the policy is in effect. While the insured is disabled, no deductions are made for (1) monthly administrative charges, (2) per $1,000 Specified Amount charges, (3) cost of insurance charges, and rider charges. During this period the charges are waived and therefore not deducted from the Fund Value. The cumulative Minimum Monthly Premium requirement does not change during the covered disability. It remains fixed at the level at the beginning of the disability.


  Term Life Term Rider


   This rider provides additional death benefits on the life of the insured until the insured reaches age 80. The minimum amount of coverage is $25,000. You may convert the rider coverage without evidence of insurability to any level premium, level face amount permanent policy of insurance offered by the Company. The conversion must occur prior to the insured's age 65 or 5 years from the issue of the rider, whichever is later.

Benefits at Maturity

   The maturity date for this policy is the policy anniversary on which the insured is age 100. If the insured is living on the maturity date, the Company will pay to you, as an endowment benefit, the Cash Value of the policy. Ordinarily, the Company pays within seven days of the policy anniversary. Payments may be postponed in certain circumstances. See "Payments," page 60. Premiums will not be accepted, nor will monthly deductions be made, after the maturity date.


Policy Values

  Fund Value

   The Fund Value is the sum of the amounts under the policy held in each subaccount of MONY Variable Account L and any Guaranteed Interest Account. It also includes the amount set aside in the Company's Loan Account, and any interest, to secure Outstanding Debt.


   On each Business Day, the part of the Fund Value allocated to any particular subaccount is adjusted to reflect the investment experience of that subaccount. On each monthly anniversary day, the Fund Value also is adjusted to reflect interest on the Guaranteed Interest Account and the Loan Account and the assessment of the monthly deduction. See "Determination of Fund Value," below. No minimum amount of Fund Value allocated to a particular subaccount is guaranteed. You bear the risk for the investment experience of Fund Value allocated to the subaccounts.


  Cash Value

   The Cash Value of the policy equals the Fund Value less any surrender charge less any Outstanding Debt. Thus, the Fund Value exceeds your policy's Cash Value by the amount of the surrender charge and any Outstanding Debt. Once the surrender charge expires, the Cash Value equals the Fund Value less any Outstanding Debt.

Determination of Fund Value

   Although the death benefit under a policy can never be less than the policy's Specified Amount, the Fund Value will vary. The Fund Value varies depending on several factors:

  .  Payment of premiums.

  .  Amount held in the Loan Account to secure any Outstanding Debt.

  .  Partial surrenders.

  .  The charges assessed in connection with the policy.

  .  Investment experience of the subaccounts.

  .  Amounts credited to the Guaranteed Interest Account.

There is no guaranteed minimum Fund Value (except to the extent that you have allocated net premium payments and cash values to the Guaranteed Interest Account) and you bear the entire risk relating to the investment performance of Fund Value allocated to the subaccounts.

   The Company uses amounts allocated to the subaccounts to purchase shares of the corresponding portfolios of the Funds. The values of the subaccounts reflect the investment experience of the corresponding portfolio. The investment experience reflects:

  .  The investment income.

  .  Realized and unrealized capital gains and losses.

  .  Expenses of a portfolio including the investment adviser fees.

  .  Any dividends or distributions declared by a portfolio.

Any dividends or distributions from any portfolio of the Funds are reinvested automatically in shares of the same portfolio. However, the Company, on behalf of MONY Variable Account L, may elect otherwise. The subaccount value will also reflect the mortality and expense risk charges the Company makes each day to the Variable Account.


   Amounts allocated to the subaccounts are measured in terms of units. Units are a measure of value used for bookkeeping purposes. The value of amounts invested in each subaccount is represented by the value of units credited to the policy for that subaccount. (See "Calculating Unit Values for Each Subaccount," below.) On any day, the amount in a subaccount of MONY Variable Account L is equal to the unit value times the number of units in that subaccount credited to the policy. The units of each subaccount will have different unit values.


   Units of a subaccount are purchased (credited) whenever premiums or amounts transferred (including transfers from the Loan Account) are allocated to that subaccount. Units are redeemed (debited) to:

  .  Make partial surrenders.

  .  Make full surrenders.

  .  Transfer amounts from a subaccount (including transfers to the Loan
     Account).

  .  Pay the death benefit when the insured dies.

  .  Pay monthly deductions from the policy's Fund Value.

  .  Pay policy transaction charges.

  .  Pay surrender charges.

The number of units purchased or redeemed is determined by dividing the dollar amount of the transaction by the unit value of the affected subaccount, computed after the close of business that day. The number of units changes only as a result of policy transactions or charges. The number of units credited will not change because of later changes in unit value.

   Transactions are processed when a premium or an acceptable written or telephone request is received at the Company's administrative office. If the premium or request reaches the administrative office on a day that is not a Business Day, or after the close of business on a Business Day (after 4:00 Eastern Time), the transaction date will be the next Business Day. All policy transactions are performed as of a Business Day. If a transaction date or monthly anniversary day occurs on a day other than a Business Day (e.g., Saturday), the calculations will be done on the next day that the New York Stock Exchange is open for trading.

Calculating Unit Values for Each Subaccount

   To determine the unit value of a subaccount on any Business Day, the Company takes the prior Business Day's Unit Value and multiplies it by the Net Investment Factor for the current Business day. The Net Investment Factor is used to measure the investment performance of a subaccount from one Business Day to the next. The Net Investment Factor for each subaccount equals:

      (1) the net asset value per share of each Fund held in the subaccount at the end of the current Business Day divided by

      (2) the net asset value per share of each Fund held in the subaccount at the end of the prior Business Day, minus

      (3) the daily mortality and expense risk charge and any other applicable charges adjusted for the number of days in the period.

   The unit value of each subaccount on its first Business Day was set at $10.00.

Determining Fund Value

                                  [FLOW CHART]

Transfer of Fund Value


   You may transfer Fund Value among the subaccounts after the Right to Return Policy Period by sending a proper written request to the Company's administrative office. Transfers may be made by telephone if you have proper authorization. See "Telephone Transfer Privileges," page 64. Currently, there are no limitations on the number of transfers between subaccounts. There is also no minimum amount required: (1) to make a transfer, or (2) to remain in the subaccount after a transfer. You may not make a transfer if your policy is in the grace period and a payment required to avoid lapse is not paid. See "Grace Period and Lapse," page 42. No charges are currently imposed upon these transfers. However, the Company reserves the right to assess a $25 transfer charge in the future on policy transfers over 12 during any policy year, and to discontinue telephone transfers.



   After the Right to Return Policy Period, Fund Value may also be transferred from the subaccounts to the Guaranteed Interest Account. Transfers from the Guaranteed Interest Account to the subaccounts will only be permitted in the policy month following a policy anniversary as described in "The Guaranteed Interest Account," page 57.


Right to Exchange Policy


   During the first 24 months following the policy date, you may exchange your policy for a policy where the investment experience is guaranteed. To accomplish this, the entire amount in the subaccounts of MONY Variable Account L is transferred to the Guaranteed Interest Account. All future premiums are allocated to the Guaranteed Interest Account. This serves as an exchange of your policy for the equivalent of a flexible premium universal life policy. See "The Guaranteed Interest Account," page 57. No charge is imposed on the transfer when you exercise the exchange privilege.


Option to Obtain Paid-Up Insurance

   You may change to guaranteed paid-up insurance on a policy anniversary. At that time, the Specified Amount will be reduced to an amount that the Cash Value will maintain in effect until the maturity date when applied as a net single premium. However, the maximum amount of Cash Value applied will not be greater than necessary to provide an amount at risk equal to the amount at risk immediately before this option becomes effective. Any Cash Value in excess of the amount applied will be refunded to you.

   The net single premium rates will be based on: (a) the 1980 CSO mortality tables at the Insured's gender and attained age and class of risk on the later of the policy date and the most recent increase in coverage under the policy; and (b) 4.5% interest. On and after the effective date, the Cash Value of the paid-up coverage will equal the present value of future guaranteed benefits based on the net single premium rates described above without regard to any loans.

   In order to obtain paid-up insurance, the Company must receive a written request 30 days prior to the policy anniversary date on which it becomes effective. The endorsement issued to reflect the change to paid-up insurance will show the reduced Specified Amount and the guaranteed Cash Value on the effective date and each policy anniversary thereafter.

   Once the paid-up insurance option is effective the following conditions apply:

      (1) It may not be revoked.

      (2) The Company will not accept any further premium.

      (3) No further optional policy changes may be made.

      (4) The policy is no longer subject to the Administrative charge and the per $1,000 Specified Amount charge.

      (5) Any surrender charge, loan balance and loan interest which existed immediately before the effective date will be set to zero.

      (6) Any partial surrender will result in a recalculation of the Specified Amount and Cash Value.

      (7) Any additional benefits provided by rider will terminate.

      (8) The death benefit will equal the reduced Specified Amount.

Policy Loans

   You may borrow money from the Company at any time using your policy as security for the loan. You take a loan by submitting a proper written request to the Company's administrative office. You may take a loan any time your policy has a positive Cash Value. The maximum amount you may borrow at any time is 90% of the Cash Value of your policy. (If you request a loan on a monthly anniversary day, the maximum loan is reduced by the monthly deduction due on that day.) The Outstanding Debt is the cumulative amount of outstanding loans and loan interest payable to the Company at any time.

   Loan interest is payable in arrears on each policy anniversary at an annual rate which varies by the number of years since your policy was issued. For the first ten policy years, the loan rate is 5.25%. After the tenth policy anniversary, the loan rate is 4.75%. Interest on the full amount of any Outstanding Debt is due on the policy anniversary, until the Outstanding Debt is repaid. If interest is not paid when due, it will be added to the amount of the Outstanding Debt.

   You may repay all or part of the Outstanding Debt at any time while your policy is in effect. Only payments shown as loan or interest payments will be treated as such. If a loan repayment is made which exceeds the Outstanding Debt, the excess will be applied as a scheduled premium payment. The payment will be subject to the rules on acceptance of premium payments.

   When you take a loan, an amount equal to the loan is transferred out of the subaccounts and the Guaranteed Interest Account into the Loan Account to secure the loan. Within certain limits, you may specify the amount or the percentage of the loan amount to be deducted from the subaccounts and the Guaranteed Interest Account. The request for a loan will not be accepted if (1) you do not specify the source of the transfer, or (2) if the transfer instructions are incorrect. On each policy anniversary, an amount equal to the loan interest due and unpaid for the policy year will be transferred to the Loan Account. The transfer is made from the subaccounts and the Guaranteed Interest Account on a proportional basis.

   The Fund Value in the Loan Account in excess of the Outstanding Debt will be allocated to the subaccounts and/or the Guaranteed Interest Account in a manner determined by us.

   The Loan Account is part of the Company's general account. Amounts held in the Loan Account are credited monthly with an annual rate of interest not less than 4.5%

   Loan repayments release funds from the Loan Account. Unless you request otherwise, amounts released from the Loan Account will be transferred into the subaccounts and Guaranteed Interest Account pursuant to your most recent valid allocation instructions for scheduled premium payments. In addition, Fund Value in the Loan Account in excess of the outstanding loan is treated differently. The treatment depends on (1) whether at the time the loan was made, Fund Values were transferred from the subaccounts or the Guaranteed Interest Account, and
(2) whether or not loan interest due is paid when due or the amount of the interest is added to the loan ("capitalized"). If the loan is from the subaccounts and loan interest is paid in cash, this excess offsets the amount that must be transferred from the subaccounts to the Loan Account on the policy anniversary. If the loan is from the Guaranteed Interest Account and loan interest is paid in cash, this excess is allocated back to the Guaranteed Interest Account. The allocation back is on a monthly basis proportionately to all interest crediting generations from which the loan was taken.

   Amounts held in the Loan Account to secure Outstanding Debt forego the investment experience of the subaccounts and the current interest rate of the Guaranteed Interest Account. Thus Outstanding Debt, whether or not repaid, has a permanent effect on your policy values and may have an effect on the amount and duration of the death benefit. If not repaid, the Outstanding Debt will be deducted from the amount of the death benefit upon the death of the insured, or the value paid upon surrender or maturity.


   Outstanding Debt may affect the length of time the policy remains in effect. After the third policy anniversary (or, in some instances, the third anniversary following an increase), your policy will lapse when (1) Cash Value is insufficient to cover the monthly deduction against the policy's Fund Value on any monthly anniversary day, and (2) the minimum payment required is not made during the grace period. Moreover, the policy may enter the grace period more quickly when Outstanding Debt exists, because the Outstanding Debt is not available to cover the monthly deduction. Additional payments or repayments of a part of Outstanding Debt may be required to keep the Policy in effect. See "Grace Period and Lapse," page 42.



   A loan will not be treated as a distribution from your policy and will not result in taxable income to you unless your policy is a modified endowment contract. If your policy is a modified endowment contract, a loan will be treated as a distribution that may give rise to taxable income. If your policy lapses with an outstanding loan balance there could be adverse federal income tax consequences depending on the particular facts and circumstances. For example, if (1) your policy lapses with an outstanding loan balance, and (2) it does not lapse under a non-forfeiture option, you can have ordinary income to the extent the outstanding loan exceeds your investment in the policy (i.e. generally premiums paid less prior non-taxable distributions). For more information on the tax treatment of loans, see "Federal Income Tax Considerations," page 50.


Full Surrender

   You may fully surrender your policy at any time during the lifetime of the insured. The amount received for a full surrender is the policy's Fund Value less (1) any surrender charge, and (2) any Outstanding Debt.


   You may surrender your policy by sending a written request together with the policy to the Company's administrative office. The proceeds will be determined as of the end of the valuation period during which the request for surrender is received. You may elect to (1) have the proceeds paid in cash, or (2) apply the proceeds under a payment plan offered under your policy. See "Payment Plan Settlement Provisions," page 60. For information on the tax effects of surrender of a policy, see "Federal Income Tax Considerations," page 50.


Partial Surrender

   With a partial surrender, you obtain a part of the Cash Value of your policy without having to surrender the policy in full. You may request a partial surrender at any time. The partial surrender will take effect on (1) the business day that we receive your request at our administrative office, or (2) on the next business day if that day is not a business day. There is currently no limit on the number of partial surrenders allowed in a policy year.

   A partial surrender must be for at least $500 (plus the applicable fee). In addition, your policy's Cash Value must be at least $500 after the partial surrender. If you have taken a loan on your policy, the amount of the partial surrender is limited so that the loan amount, after the partial surrender, is not greater than 90% of Cash Value.

   You may make a partial surrender by submitting a proper written request to the Company's administrative office. As of the effective date of any partial surrender, your Fund Value and Cash Value are reduced by the amount surrendered (plus the applicable fee). You allocate an amount or percent of your Fund Value in the subaccounts and the Guaranteed Interest Account for your partial surrender. Allocations by percentage must be in whole percentages and the minimum percentage is 10% against any subaccount or the Guaranteed Interest Account. Percentages must total 100%. We will reject an allocation which does not comply with the rules or if there is not enough Fund Value in a subaccount or the Guaranteed Interest Account to provide its share of the allocation. If the insured dies after the request for a partial surrender is sent to the Company and prior to it being effected, the amount of the partial surrender will be deducted from the death benefit proceeds. The death benefit proceeds will be determined taking into account the amount surrendered.


   When you make a partial surrender and you selected death benefit Option 1, the Specified Amount of your policy is decreased by the amount of the partial surrender (excluding its fee). If you selected death benefit Option 2, a partial surrender will not change the Specified Amount of your policy. However, if the death benefit is not equal to the Fund Value times a death benefit percentage, the death benefit will be reduced by the amount of the partial surrender. Under either death benefit Option, if the death benefit is based on the Fund Value times the applicable death benefit percentage, the death benefit may decrease by an amount greater than the partial surrender. See "Death Benefits under the Policy," page 31.


   There is a fee for each partial surrender of $10.


   For information on the tax treatment of partial surrenders, see "Federal Income Tax Considerations," page 50.


Grace Period and Lapse

   Your policy will remain in effect as long as:

      (1) it has a Cash Value greater than zero, and

      (2) you have purchased the Guaranteed Death Benefit to Age 100 Rider, and you have met all the requirements of the rider, and

      (3) you make any required additional premium payments during the 61-day Grace Period.

  Special Rule for First Three Policy Years

   During the first three policy years (or the first three policy years following an increase in Specified Amount during that period), your policy and any riders are guaranteed not to lapse if on each monthly anniversary day either:

  .  Your policy's Cash Value is greater than zero, or

  . The sum of the premiums paid minus all partial surrenders (excluding related fees), minus any Outstanding Debt, is greater than or equal to

  . The Minimum Monthly Premium times the number of months your policy has been in effect (or number of months from the most recent increase in Specified Amount).

   Your policy may be at risk of lapse if:

  .  The insufficiency occurs at any other time, or

  . The Minimum Monthly Premium test has not been met during the first three policy years (as described above).

   To avoid lapse if the Cash Value is insufficient to pay the current Monthly Deduction, you must pay the necessary amount during the grace period. When an insufficiency occurs, you may also be required to pay any unpaid loan interest accrued for the policy year. The interest amount will also have to be paid prior to the end of the grace period.

   We will reject any payment if it means your total premium payments will exceed the maximum permissible premium for your policy's Specified Amount under the Internal Revenue Code. This may happen when you have Outstanding Debt. In this event, you could repay enough of the Outstanding Debt to avoid termination. You may also wish to repay an additional part of the Outstanding Debt to avoid recurrence of the potential lapse. If premium payments have not exceeded the maximum permissible premiums, you may wish to make larger or more frequent premium payments to avoid recurrence of the potential lapse. However, we will not reject any premium payments necessary to prevent lapse of your policy.

   If the Cash Value of your policy will not cover the entire monthly deduction on a monthly anniversary day, we will deduct the amount that is available. We will notify you (and any assignee of record) of the payment necessary to keep your policy in effect. You will then have a grace period of 61 days, from the date the notice was sent, to make the payment. During the first three policy years (or within three years of an increase in Specified Amount during that period), if the Cash Value of the policy is less than zero, you must pay:

      (1) The Minimum Monthly Premium not paid, plus

      (2) One succeeding Minimum Monthly Premium.

After the third policy anniversary (or after three years from the most recent increase in Specified Amount during that period), the payment required is:

      (1) The monthly deduction not paid, plus

      (2) Two succeeding monthly deductions plus the amount of the deductions from premiums for various taxes and the sales charge.


(See "Charges and Deductions -- Deductions from Premiums," page 45). The policy will remain in effect through the grace period. If you fail to make the necessary payment within the grace period, your coverage under the policy will end and your policy will lapse. Necessary premium payments made during the grace period will be allocated among the subaccounts and the Guaranteed Interest Account. The allocation is made according to your current scheduled premium payment allocation instructions. Any monthly deduction due will be charged proportionately to the subaccounts and the Guaranteed Interest Account. If the insured dies during the grace period, the death benefit proceeds will equal:


      (1) The amount of the death benefit immediately prior to the start of the grace period, reduced by

      (2) Any unpaid monthly deductions and any Outstanding Debt.

  Reinstatement

   We will reinstate a lapsed policy at any time:

      (1) Before the maturity date, and

      (2) Within five years after the monthly anniversary day which precedes the start of the grace period.

   To reinstate a lapsed policy we must also receive:

      (1) A written application from you;

      (2) Evidence of insurability satisfactory to us;

      (3) Payment of all monthly deductions that were due and unpaid during the grace period;

      (4) Payment of an amount at least sufficient to keep your policy in effect for one month after the reinstatement date;

      (5) Payment or reinstatement of any debt on the policy anniversary at the start of the grace period; and

      (6) Payment of interest on debt reinstated from the beginning of the grace period to the end of the grace period at the rate that applies to policy loans on the date of reinstatement.

   When your policy is reinstated, the Fund Value will be equal to the Fund Value on the date of the lapse subject to the following:

      (1) The surrender charge will be equal to the surrender charge that would have existed had your policy been in effect since the original policy date.

      (2) Any Outstanding Debt on the date of lapse will be reinstated.

      (3) Any net premium paid for reinstatement will also be reinstated.

      (4) No interest on amounts held in our Loan Account to secure Outstanding Debt will be paid or credited between lapse and reinstatement.

   Reinstatement will be effective as of the monthly anniversary day on or preceding the date of approval by us. At that time, the Fund Value minus, if applicable, Outstanding Debt will be allocated among the subaccounts and the Guaranteed Interest Account pursuant to your most recent scheduled premium payment allocation instructions.

                            CHARGES AND DEDUCTIONS

   The following chart is intended to provide an overview of the current charges and deductions under the policy. Please see the discussion of each item in this prospectus and in the policy for further details.



                                       Deductions from Premiums
-------------------------------------------------------------------------------------------------------
Sales Charge -- Varies based on Specified         Specified Amounts less than $500,000 --
Amount plus Term Life Term Rider amount           4% Policy Years 1-10
in effect. It is a   % of Premium paid.           1% Policy Years 11 and later
                                                  Specified Amounts of $500,000 or more --
                                                  2% Policy Years 1-10
                                                  0.5% Policy Years 11 and later
-------------------------------------------------------------------------------------------------------
Tax Charge                                        State and local -- 0.8%
                                                  Federal -- 1.25%
-------------------------------------------------------------------------------------------------------

                             Daily Deduction from MONY Variable Account L
-------------------------------------------------------------------------------------------------------
Mortality & Expense Risk Charge -- Maximum        .65% of subaccount value (0.001781% daily)
Annual Rate
-------------------------------------------------------------------------------------------------------

                                      Deductions from Fund Value
-------------------------------------------------------------------------------------------------------
Cost of Insurance Charge                          Current cost of insurance rate x net amount at risk
                                                  at the beginning of the policy month
-------------------------------------------------------------------------------------------------------
Administrative Charge -- monthly                  $5.00
-------------------------------------------------------------------------------------------------------
Monthly per $1,000 Specified Amount Charge        See Appendix B. This charge applies for the first 10
Based on issue age, gender and smoking Status.    policy years (or for 10 years from the date of any
                                                  increase in Specified Amount)
-------------------------------------------------------------------------------------------------------
Optional Insurance Benefits Charge Monthly        As applicable.
Deduction for any other Optional Insurance
Benefits added by rider.
-------------------------------------------------------------------------------------------------------
Transaction and Other Charges
- Partial Surrender Fee                           $10
- Transfer of Fund Value (at Company's Option)    $25 maximum per transfer over 12/1/
-------------------------------------------------------------------------------------------------------
Surrender Charge                                  See discussion of Surrender Charge on page 48 for
Grades from 80% to 0 over 15 years based on a     grading schedule.
schedule. Factors per $1,000 of Specified Amount
vary based on issue age, gender, and underwriting
class.


/1/ Currently no charge on any transfers.

   The following provides additional details of the deductions from premium payments under a policy prior to allocating net premium payments to the subaccounts of MONY Variable Account L or to the Guaranteed Interest Account and of the deductions from MONY Variable Account L and from the policy's Fund Value.

Deductions from Premiums

   Deductions are made from each premium payment prior to applying the net premium payment to the Fund Value.

Sales Charge --            This charge varies based on the total of the
                           Specified Amount plus the Term Life Term Insurance
                           Rider amount in effect on the policy date. The charge is a percent of each premium paid.

                            .  Specified Amount plus any Term Life Term
                               Insurance amount in force less than $500,000 -- 4% Policy Years 1-10 1% Policy Years 11 and later

                            .  Specified Amount plus any Term Life Term
                               Insurance amount in force of $500,000 or more -- 2% Policy Years 1-10 0.5% Policy years 11 and later

   You should refer to your policy to determine your Specified Amount and the amount of any Term Life Term Insurance in force.

   The sales charge compensates us for the cost of distributing the policies. This charge is not expected to be enough to cover sales and distribution expenses for the policies. To the extent that sales and distribution expenses exceed sales charges, amounts derived from surrender charges will be used. Expenses in excess of the sales and surrender charges may be recovered from other charges, including amounts indirectly derived from the charge for mortality and expense risks and mortality gains.

Tax Charge --              State and local premium tax -- currently 0.8%
                           Federal tax for deferred acquisition costs of the Company -- currently 1.25%

   All states levy taxes on life insurance premium payments. For policyholders resident in the State of New York, the Company currently deducts an amount equal to 0.8% of each premium payment to pay applicable premium taxes. These taxes vary from state to state and may vary from jurisdiction to jurisdiction within a state. Currently, these taxes range from 0% to 4%. The 0.8% deduction is the actual premium tax imposed by the State of New York. We do not expect to profit from this charge.

   The 1.25% current charge against each premium covers our estimated cost for the Federal income tax treatment of deferred acquisition costs. This is determined solely by the amount of life insurance premiums received. We believe this charge is reasonable in relation to our increased federal tax burden under IRC Section 848 resulting from the receipt of premium payments. No charge will be deducted where premiums received from you are not subject to this tax.

   We reserve the right to increase or decrease the charge for taxes due to any change in tax law or due to any change in the cost to us.

Daily Deduction From MONY Variable Account L

   A charge is deducted daily from each subaccount of MONY Variable Account L for the mortality and expense risks assumed by the Company.

Mortality and Expense
  Risk Charge --           Maximum of 0.001781% of the amount in the
                           subaccount, which is equivalent to an annual rate of 0.65% of subaccount value.

   This charge compensates us for assuming mortality and expense risks under the policies. The mortality risk assumed is that insureds, as a group, may live for a shorter period of time than estimated. Therefore, the cost of insurance charges specified in the policy will not be enough to meet our actual claims. We assume an expense risk that other expenses incurred in issuing and administering the policies and operating MONY Variable Account L will be greater than the amount estimated when setting the charges for these expenses. We will realize a profit from this fee to the extent it is not needed to provide benefits and pay expenses under the policies. We may use this profit for other purposes. These purposes may include any distribution expenses not covered by the sales charge or surrender charge.

   This charge is not assessed against the amount of the policy Fund Value that is allocated to the Guaranteed Interest Account, nor to amounts in the Loan Account.

Deductions from Fund Value --   A charge called the Monthly Deduction is
                                deducted from the Fund Value on each monthly anniversary day. The Monthly Deduction consists of the following items:

Cost of Insurance --            This charge compensates us for the anticipated
                                cost of paying death benefits in excess of Fund
                                Value to insureds' beneficiaries. The amount of the charge is equal to a current cost of insurance rate multiplied by the net amount at risk under the policy at the beginning of each policy month. Here, net amount at risk equals the death benefit payable at the beginning of the policy month less the Fund Value at that time.

   The policy contains guaranteed cost of insurance rates that may not be increased. The guaranteed rates are based on the 1980 Commissioners Standard Ordinary Smoker and Nonsmoker Mortality Tables. (For issue ages under 18, no smoker/nonsmoker adjustment is made until attained age 15. Where unisex cost of insurance rates apply, the 1980 Commissioners Ordinary Smoker and Nonsmoker Mortality Table B applies.) These rates are based on the age and underwriting class of the insured. They are also based on the gender of the insured, but unisex rates are used where appropriate under applicable law. Unisex laws include the State of Montana and in policies purchased by employers and employee organizations in connection with employment related insurance or benefit programs. As of the date of this prospectus, we charge "current rates" that are lower (i.e., less expensive) than the guaranteed rates. We may change current rates in the future. Like the guaranteed rates, the current rates also vary with the age, gender, smoking status, and underwriting class of the insured. In addition, they also vary with the policy duration. The cost of insurance rate generally increases with the age of the insured.

   If there have been increases in the Specified Amount, then for purposes of calculating the cost of insurance charge, the Fund Value will first be applied to the initial Specified Amount. If the Fund Value exceeds the initial Specified Amount, the excess will then be applied to any increase in Specified Amount in the order of the increases. If the death benefit equals the Fund Value multiplied by the applicable death benefit percentage, any increase in Fund Value will cause an automatic increase in the death benefit. The underwriting class and duration for such increase will be the same as that used for the most recent increase in Specified Amount (that has not been eliminated through a later decrease in Specified Amount).

Administrative Charge --   $5.00 per month

   This charge reimburses us for expenses associated with administration and maintenance of the policies. The charge is guaranteed never to exceed $5.00. We do not expect to profit from this charge.

Monthly per $1,000
  Specified Amount Charge --    This charge applies for the first 10 years
                                following the issuance of the policy or an increase in the Specified Amount. The charge is made per $1,000 of Specified Amount based on issue age, gender, and smoking status. The monthly per $1,000 factors are shown in Appendix
                                B.

Optional Insurance
  Benefits Charge --       A monthly deduction for any other optional insurance
                           benefits added to the policy by rider.

Surrender Charge --        The Company will assess a surrender charge against
                           Fund Value upon a full surrender of the policy. The surrender charge is based on a factor per $1,000 of initial Specified Amount (or upon an increase in Specified Amount) and grades from 80% to zero over 15 years base on a schedule. The factors per $1,000 vary by issue age, gender, and underwriting class.
                           The grading percentages (as shown below) vary based on issue age and number of full years since the Policy was issued (or since the increase in Specified Amount).

       Grading Percentages Percent for Issue Ages Percent for Issue Ages
          Policy Years              0-75                  76-85
       ------------------------------------------------------------------
              1-3                    80%                    80%
       ------------------------------------------------------------------
                4                    80                     70
       ------------------------------------------------------------------
                5                    80                     60
       ------------------------------------------------------------------
                6                    80                     50
       ------------------------------------------------------------------
                7                    80                     40
       ------------------------------------------------------------------
                8                    70                     30
       ------------------------------------------------------------------
                9                    60                     20
       ------------------------------------------------------------------
               10                    50                     10
       ------------------------------------------------------------------
               11                    40                      0
       ------------------------------------------------------------------
               12                    30                      0
       ------------------------------------------------------------------
               13                    20                      0
       ------------------------------------------------------------------
               14                    10                      0
       ------------------------------------------------------------------
               15+                    0                      0

Note: Issue ages for policies issued to Qualified Plans are limited to ages
18-70

   The surrender charge is a contingent deferred load. It is a contingent load because it is assessed only if the policy is surrendered or if the policy lapses. It is a deferred load because it is not deducted from the premiums paid. The purpose of the surrender charge is to reimburse us for some of the expenses of distributing the policies.

   Example: If a male insured age 35 purchases a policy with a Specified Amount of $100,000, the per $1,000 of initial Specified Amount surrender charge factor would be $7.25 (Preferred, nonsmoker). The maximum surrender charge during the first seven policy years would be 80% of (100 x 7.25) or $580.00.

   The maximum surrender charge per $1,000 of initial Specified Amount factor would be $64.00 based upon the assumptions described above and if the policy were purchased by a male insured age 85, standard smoker.

Effect of Changes in
  Specified Amount on the
  Surrender Charge --      The surrender charge will increase when a new
                           coverage segment of Specified Amount is created due to a requested increase in coverage. The surrender charge related to the increase will be computed in the same manner as the surrender charge for the original
                           Specified Amount. It will reduce over the 15-year period following the increase. The new surrender charge for the policy will equal:

                           (1) The remaining part of the surrender charge for the original Specified Amount, plus

                           (2) The surrender charge related to the increase.

                           Decreases in Specified Amount have no effect on surrender charges.

Transaction and Other
  Charges --               Partial Surrender Fee -- $10

                           Transfer of Fund Value -- $25 (at option of the Company)

   The partial surrender fee is guaranteed not to exceed $10. Currently, we do not charge for transfers of Fund Value between the subaccounts. However, we reserve the right to assess a $25 charge on transfers over 12 during any policy year. This would include telephone transfers, if we permit them.


   We may charge the subaccounts for federal income taxes that are incurred by us and are attributable to MONY Variable Account L and its subaccounts. No such charge is currently assessed. See "Charge for Company Income Taxes," page 54.


   We will bear the direct operating expenses of MONY Variable Account L. The subaccounts purchase shares of the corresponding portfolio of the underlying Fund. The Fund's expenses are not fixed or specified under the terms of the policy.

Guarantee of Certain Charges

   We guarantee that the following charges will not increase:

      (1) Mortality and expense risk charge.

      (2) Administrative charge.

      (3) Per $1,000 Specified Amount charge.

      (4) Sales charge.

      (5) Guaranteed cost of insurance rates.

      (6) Surrender charge.

      (7) Partial surrender fee.

   Any changes in the current cost of insurance charges or charges for optional insurance benefits will be made based on the class of the insured. Changes will be based on changes in:

      (1) Future expectations with respect to investment earnings,

      (2) Mortality,

      (3) Length of time policies will remain in effect,

      (4) Expenses, and

      (5) Taxes.

   In no event will they exceed the guaranteed rates defined in the policy.

                               OTHER INFORMATION

Federal Income Tax Considerations

   The following provides a general description of the federal income tax considerations relating to the policy. This discussion is based upon our understanding of the present federal income tax laws as the Internal Revenue Service ("IRS") currently interprets them. This discussion is not intended as tax advice. Tax laws are very complex and tax results will vary according to your individual circumstances. A person considering the purchase of the policy may need tax advice. It should be understood that these comments on federal income tax consequences are not an exhaustive discussion of all tax questions that might arise under the policy. Special rules that are not discussed here may apply in certain situations. We make no representation as to the likelihood of continuation of federal income tax or estate or gift tax laws or of the current interpretations of the IRS or the courts. Future legislation may adversely affect the tax treatment of life insurance policies or other tax rules that we describe here or that relate directly or indirectly to life insurance policies. Our comments do not take into account any state or local income tax considerations that may be involved in the purchase of the policy.

  Definition of Life Insurance

   Under section 7702 of the Internal Revenue Code (the "Code"), a policy will be treated as a life insurance policy for federal tax purposes if one of two alternate tests are met. These tests are:

      (1) "Cash Value Accumulation Test"

      (2) "Guideline Premium/Cash Value Corridor Test"

   Your policy is tested under the Guideline Premium/Cash Value Corridor Test. This test provides for, among other things:

      (1) A maximum allowable premium per thousand dollars of death benefit, known as the "guideline annual premium," and

      (2) A minimum ongoing "corridor" of death benefit in relation to the Fund Value of the policy, known as the "death benefit percentage."

See Appendix A, for a table of the Guideline Premium/Cash Value Corridor Test factors.

   We believe that the policy meets this statutory definition of life insurance and hence will receive federal income tax treatment consistent with that of fixed life insurance. Thus, the death benefit should be excludable from the gross income of the beneficiary (whether the beneficiary is a corporation, individual or other entity) under Section 101(a)(1) of the Code for purposes of the regular federal income tax. You generally should not be considered to be in constructive receipt of the cash values under the policy until a full surrender, maturity of the policy, or a partial surrender. In addition, certain policy loans may be taxable in the case of policies that are modified endowment contracts. Prospective policy owners that intend to use policies to fund deferred compensation arrangements for their employees are urged to consult their tax advisors with respect to the tax consequences of such arrangements. Prospective corporate owners should consult their tax advisors about the treatment of life insurance in their particular circumstances for purposes of the alternative minimum tax applicable to corporations.

  Tax Treatment of Policies

   The Technical and Miscellaneous Revenue Act of 1988 established a new class of life insurance contracts referred to as modified endowment contracts. A life insurance contract becomes a "modified endowment contract" if, at any time during the first seven contract years, the sum of actual premiums paid exceeds the sum of the "seven-pay premium." Generally, the "seven-pay premium" is the level annual premium, which if paid for each of the first seven years, will fully pay for all future death and endowment benefits under a contract.

Example:  Seven-pay premium = $1,000
         Maximum premium to avoid "modified endowment" treatment = First year -- $1,000
         Through first two years -- $2,000
         Through first three years -- $3,000 etc.

Under this test, a policy may or may not be a modified endowment contract. The outcome depends on the amount of premiums paid during each of the policy's first seven contract years. Changes in benefits may require testing to determine if the policy is to be classified as a modified endowment contract. A modified endowment contract is treated differently for tax purposes then a conventional life insurance contract.

  Conventional Life Insurance Policies

   If a policy is not a modified endowment contract distributions are treated as follows. Upon a full surrender or maturity of a policy for its Cash Value, the excess if any, of the Cash Value plus Outstanding Debt minus the cost basis under a policy will be treated as ordinary income for federal income tax purposes. A policy's cost basis will usually equal the premiums paid less any premiums previously recovered through partial surrenders. Under Section 7702 of the Code, special rules apply to determine whether part or all the cash received through partial surrenders in the first 15 policy years is paid out of the income of the policy and therefore subject to income tax. Cash distributed to a policy owner on partial surrenders occurring more than 15 years after the policy date will be taxable as ordinary income to the policy owner to the extent that it exceeds the cost basis under a policy.

   We believe that loans received under policies that are not modified endowment contracts will be treated as indebtedness of the owner. Thus, no part of any loan under the policy will constitute income to the owner until the policy matures, unless the policy is surrendered before it matures. Interest paid (or accrued by an accrual basis taxpayer) on a loan under a policy that is not a modified endowment contract may be deductible. Deductibility will be subject to several limitations, depending upon (1) the use to which the proceeds are put and (2) the tax rules applicable to the policy owner. For example, an individual who uses the proceeds of a loan for business or investment purposes may be able to deduct all or part of the interest expense. Generally, if an individual uses the policy loan for personal purposes, the interest expense is not deductible. The deductibility of loan interest (whether incurred under a policy loan or other indebtedness) also may be subject to other limitations.

   For example, the interest may be deductible to the extent that the interest is attributable to the first $50,000 of the Outstanding Debt where:

  . The interest is paid (or accrued by an accrual basis taxpayer) on a loan under a policy, and

  . The policy covers the life of an officer, employee, or person financially interested in the trade or business of the policy owners.

   Other tax law provisions may limit the deduction of interest payable on loan proceeds that are used to purchase or carry certain life insurance policies.

  Modified Endowment Contracts

   Pre-death distributions from modified endowment contracts may result in taxable income. Upon full surrender or maturity of the policy, the policy owner would recognize ordinary income for federal income tax purposes. Ordinary income will equal the amount by which the Cash Value plus Outstanding Debt exceeds the investment in the policy. (The investment in the policy is usually the premiums paid plus certain pre-death distributions that were taxable less any premiums previously recovered that were excludable from gross income.) Upon partial surrenders and policy loans the policy owner would recognize ordinary income to the extent allocable to income (which includes all previously non-taxed gains) on the policy. The amount allocated to income is the amount by which the Fund Value of the policy exceeds investment in the policy immediately before distribution. The tax law provides for aggregation of two or more policies classified as modified endowment contracts if:

      (1) The policies are purchased from any one insurance company (including the Company), and

      (2) The purchases take place during a calendar year.

The policies are aggregated for the purpose of determining the part of the pre-death distributions allocable to income on the policies and the part allocable to investment in the policies.

   Amounts received under a modified endowment contract that are included in gross income are subject to an additional tax. This additional tax is equal to 10% of the amount included in gross income, unless an exception applies. The 10% additional tax does not apply to any amount received:

      (1) When the taxpayer is at least 591/2 years old;

      (2) Which is attributable to the taxpayer becoming disabled; or

      (3) Which is part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

   A contract may not be a modified endowment contract originally but may become one later. Treasury Department regulations, yet to be prescribed, cover pre-death distributions received in anticipation of the policy's failure to meet the seven-pay premium test. These distributions are to be treated as pre-death distributions from a modified endowment contract (and, therefore, are to be taxed as described above). This treatment is applied even though the policy was not yet a modified endowment contract. The Code defines a distribution in anticipation of failing the test as one made within two years of the policy being classified as a modified endowment contract.


   It is unclear whether interest paid (or accrued by an accrual basis taxpayer) on Outstanding Debt with respect to a modified endowment contract constitutes interest for federal income tax purposes. If it does constitute interest, its deductibility will be subject to the same limitations as conventional life insurance contracts (see "Conventional Life Insurance Policies," page 51.)


  Reasonableness Requirement for Charges

   The tax law also deals with allowable mortality costs and other expenses used in the calculations to determine whether a contract qualifies as life insurance for income tax purposes. For policies entered into on or after October 21, 1988, the calculations must be based upon, (1) reasonable mortality charges, and (2) other charges reasonably expected to be paid. The Treasury Department is expected to declare regulations governing reasonableness standards for mortality charges. We believe our mortality costs and other expenses used in these calculations meet the current requirements. It is possible that future regulations will contain standards that would require us to modify our mortality charges for these calculations. We reserve the right to make modifications to retain the policy's qualification as life insurance for federal income tax purposes.

  Pension and Profit Sharing Plans

   Policies purchased by a fund, which is part of a pension or profit sharing plan (under Sections 401(a) or 403 of the Code), will be treated differently from that described above. For participants in these plans, the current cost of insurance for the net amount at risk is treated as a "current fringe benefit." The current cost of insurance must be included annually in the plan participant's gross income. This cost (referred to as the "P.S. 58" cost) is reported to the participant annually. The excess of the death benefit over the policy Fund Value will not be subject to federal income tax if:

      (1) The plan participant dies while covered by the plan, and

      (2) The policy proceeds are paid to the participant's beneficiary.

However, the policy Fund Value will generally be taxable to the extent it exceeds the sum of (1) $5,000 plus (2) the participant's cost basis in the policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant has borrowed from his or her policy or was an owner-employee under the plan.

   There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax-qualified plan.

  Other Employee Benefit Programs

   Complex rules may apply when a policy is held by an employer or a trust, or acquired by an employee, to provide for employee benefits. These policy owners also must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law. The lack of insurable interest may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes. It may also affect the right of the beneficiary to death benefits. Employers and employer-created trusts may be subject to reporting, disclosure, and fiduciary obligations under the Employee Retirement Income Security Act of 1974 (ERISA). The policy owner's legal advisor should be consulted to address these issues.

  Diversification Requirements

   To comply with regulations under Section 817(h) of the Code, each portfolio is required to diversify its investments. Generally, on the last day of each quarter of a calendar year,

      (1) No more than 55% of the value of the portfolio's assets can be represented by any one investment,

      (2) No more than 70% can be represented by any two investments,

      (3) No more than 80% can be represented by any three investments, and

      (4) No more than 90% can be represented by any four investments.

Securities of a single issuer generally are treated for purposes of Section 817(h) as a single investment. However, for this purpose, each U.S. Government agency or instrumentality is treated as a separate issuer. Any security issued, guaranteed, or insured (to the extent guaranteed and insured) by the U.S. or by an agency or instrumentality of the U.S. is treated as a security issued by the U.S. Government or its agency or instrumentality, as applicable.

   Currently, for federal income tax purposes, the portfolio shares underlying the subaccounts available under the policies are owned by the Company and not by you or any beneficiary. However, no representation is or can be made regarding the likelihood of the continuation of current interpretations by the IRS.

  Other

   Federal estate and gift and state and local estate, inheritance, and other tax consequences of ownership or receipt of policy proceeds depend on the jurisdiction and the circumstances of each owner or beneficiary.

   For complete information on federal, state, local and other tax considerations, a qualified tax advisor should be consulted.

               The Company Does Not Make Any Guarantee Regarding
                         The Tax Status Of Any Policy

Charge for Company Income Taxes

   For federal income tax purposes, variable life insurance generally is treated in a manner consistent with fixed life insurance. The Company will review the question of a charge to the Variable Account for the Company's federal income taxes periodically. A charge may be made for any federal income taxes incurred by the Company that are attributable to the Variable Account. This might become necessary if:

      (1) The tax treatment of the Company is ultimately determined to be other than what the Company currently believes it to be,

      (2) There are changes made in the federal income tax treatment of variable life insurance at the insurance company level, or

      (3) There is a change in the Company's tax status.

   Under current laws, the Company may incur state and local taxes (in addition to premium taxes imposed by the states) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws or in the cost to the Company, the Company reserves the right to charge the Account for any such taxes attributable to the Account.

Voting of Fund Shares

   Based on its view of present applicable law, the Company will exercise voting rights attributable to the shares of each portfolio of the Funds held in the subaccounts. We will exercise such rights at any regular and special meetings of the shareholders of the Funds on matters requiring shareholder voting under the Investment Company Act of 1940. Our exercise of these voting rights will be based on instructions received from persons having the voting interest in corresponding subaccounts of MONY Variable Account L. We may elect to vote the shares of the Funds in our own right if:

      (1) The Investment Company Act of 1940 or any regulations thereunder is amended, or

      (2) The present interpretation of the Act should change, and

      (3) As a result we determine that it is permitted to vote the shares of the Funds in our right.

   The person having the voting interest under a policy is the policy owner. Unless otherwise required by applicable law, a policy owner will have the right to instruct for the number of votes of any portfolio determined by dividing his or her Fund Value in the subaccount that corresponds to the portfolio by $100. Fractional votes will be counted. The number policy owner votes will be determined as of the date set by the Company. However, such date will not be more than 90 days prior to the date established by the corresponding Fund for determining shareholders eligible to vote at that Fund's meeting. If required by the Securities and Exchange Commission, the Company reserves the right to determine the voting rights in a different fashion. Voting instructions may be cast in person or by proxy.

   If the Company does not receive voting instructions from the policy owner on time, the Company will vote his or her votes. The Company will vote in the same proportion as voting instructions received on time for all policies participating in that subaccount. The Company will also exercise the voting rights from assets in each subaccount, which are not otherwise attributable to policy owners. These votes will be exercised in the same proportion as the voting instructions that are received on time for all policies participating in that subaccount. Generally, the Company will vote any voting rights attributable to shares of portfolios of the Funds held in its General Account. These votes will be exercised in the same proportion as the aggregate votes cast with respect to shares of portfolios of the Funds held by MONY Variable Account L and other separate accounts of the Company.

Disregard of Voting Instructions

   The Company may disregard voting instructions when required by state insurance regulatory authorities, if, (1) the instructions require that voting rights be exercised so as to cause a change in the subclassification or investment objective of a Portfolio, or (2) to approve or disapprove an investment advisory contract. In addition, the Company itself may disregard voting instructions of changes initiated by policy owners in the investment policy or the investment adviser (or portfolio manager) of a portfolio. The Company's disapproval of such change must be reasonable and must be based on a good faith determination that the change would be contrary to state law or otherwise inappropriate, considering the portfolio's objectives and purpose, and considering the effect the change would have on the Company. If the Company does disregard voting instructions; a summary of that action and the reasons for such action will be included in the next report to policy owners.

Report to Policy Owners

   A statement will be sent at least annually to each policy owner setting forth:

      (1) A summary of the transactions which occurred since the last statement, and

      (2) Indicating the death benefit, Specified Amount, Fund Value, Cash Value, and any Outstanding Debt.

   In addition, the statement will indicate the allocation of Fund Value among the Guaranteed Interest Account, the Loan Account and the subaccounts, and any other information required by law. Confirmations will be sent out upon premium payments, transfers, loans, loan repayments, withdrawals, and surrenders.

   Each policy owner will also receive an annual and a semiannual report containing financial statements for MONY Variable Account L and the Funds. The Funds' statement will include a list of the portfolio securities of the Funds, as required by the Investment Company Act of 1940, and/or such other reports as may be required by federal securities laws.

Substitution of Investments and Right to Change Operations

   The Company reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from, or substitutions for the securities that are held by or may be purchased by MONY Variable Account L or any of its other separate accounts. The Company may substitute shares of another portfolio of the Funds or of a different fund for shares already purchased, or to be purchased in the future under the policies if:

      (1) Shares of any or all of the portfolios of the Funds should no longer be available for investment or,

      (2) In the judgment of the Company's management, further investment in shares of any or all portfolios of the Funds should become inappropriate in view of the purposes of the policies.

   Where required, the Company will not substitute any shares attributable to a policy owner's interest in MONY Variable Account L without notice, policy owner approval, or prior approval of the Securities and Exchange Commission. The Company will also follow the filing or other procedures established by applicable state insurance regulators. Applicable state insurance regulators include the Superintendent of Insurance of the State of New York.

   The Company also reserves the right to establish additional subaccounts of MONY Variable Account L. Each additional subaccount would invest in (1) a new portfolio of the Funds, or (2) in shares of another investment company, a portfolio thereof, or (3) another suitable investment vehicle, with a specified investment objective. New subaccounts may be established when, in the sole discretion of the Company, marketing needs or investment conditions warrant, and any new Subaccounts will be made available to existing Policy Owners on a basis to be determined by the Company. The Company may also eliminate one or more subaccounts if, in its sole discretion, marketing, tax, or investment conditions so warrant.

   If a substitution or change is made, the Company may make changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If the Company considers it to be in the best interests of persons having voting rights under the policies, MONY Variable Account L may:

      (1) Be operated as a management investment company under the Investment Company Act of 1940 or any other form permitted by law,

      (2) Be deregistered under that Act if such registration is no longer required, or

      (3) Be combined with other separate accounts of the Company or an affiliate thereof.

Subject to compliance with applicable law, the Company also may combine one or more Subaccounts and may establish a committee, board, or other group to manage one or more aspects of the operation of MONY Variable Account L.

Changes to Comply with Law

   The Company reserves the right to make any change without consent of policy owners to the provisions of the policy to comply with, or give policy owners the benefit of, any Federal or State statute, rule, or regulation. Federal and State laws include but not limited to requirements for life insurance contracts under the Internal Revenue Code, and regulations of the United States Treasury Department or any state.

                            PERFORMANCE INFORMATION

   We may advertise the performance of the MONY Variable Account L subaccounts. We will also report performance to policy owners and may make performance information available to prospective purchasers. This information will be presented in compliance with applicable law.

   Performance information may show the change in a policy owner's Fund Value in one or more subaccounts, or as a change in a policy owner's death benefit. Performance information may be expressed as a change in a policy owner's Fund Value over time or in terms of the average annual compounded rate of return on the policy owner's Fund Value. Such performance is based upon a hypothetical policy in which premiums have been allocated to a particular subaccount of MONY Variable Account L over certain periods of time that will include one, five and ten years, or from the commencement of operation of the subaccount of MONY Variable Account L if less than one, five, or ten years. Any such quotation may reflect the deduction of all applicable charges to the policy including premium load, the cost of insurance, the administrative charge, and the mortality and expense risk charge. The quotation may also reflect the deduction of the surrender charge, if applicable, by assuming surrender at the end of the particular period. However, other quotations may simultaneously be given that do not assume surrender and do not take into account deduction of the surrender charge.

   Performance information for MONY Variable Account L may be compared in advertisements, sales literature, and reports to policy owners to:

      (1) Other variable life separate accounts or investment products tracked by research firms, ratings services, companies, publications, or persons who rank separate accounts or investment products on overall performance or other criteria, and

      (2) The Consumer Price Index (measure for inflation) to assess the real rate of return from the purchase of a policy.

Reports and promotional literature may also contain the Company's rating or a rating of the Company's claim paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

   Performance information for any subaccount of MONY Variable Account L reflects only the performance of a hypothetical policy whose Fund Value is allocated to MONY Variable Account L during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolios of the Funds in which MONY Variable Account L invests. The market conditions during the given period of time should not be considered as a representation of what may be achieved in the future.

   We may also use non-standard performance in cases where we add new subaccounts which purchase shares of underlying funds in existence prior to the formation of such subaccounts. In such cases we will use the historical performance of the underlying fund with the current expenses of the applicable subaccount under the Contract.

                        THE GUARANTEED INTEREST ACCOUNT

   You may allocate all or a portion of your net premiums and transfer Fund Value to the Guaranteed Interest Account of the Company. Amounts allocated to the Guaranteed Interest Account become part of the "General Account" of the Company, which supports insurance and annuity obligations. The amounts allocated to the General Account of the Company are subject to the liabilities arising from the business the Company conducts. Descriptions of the Guaranteed Interest Account are included in this Prospectus for the convenience of the purchaser. The Guaranteed Interest Account and the General Account of the Company have not been registered under the Securities Act of 1933 and the Investment Company Act of 1940. Accordingly, neither the Guaranteed Interest Account nor any interest therein is generally subject to the provisions of these Acts and, as a result, the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the Guaranteed Interest Account. Disclosures regarding the Guaranteed Interest Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus. For more details regarding the Guaranteed Interest Account, see the policy.

General Description

   Amounts allocated to the Guaranteed Interest Account become part of the General Account of Company which consists of all assets owned by the Company other than those in MONY Variable Account L and other separate accounts of the Company. Subject to applicable law, the Company has sole discretion over the investment of the assets of its General Account.

   You may elect to allocate net premiums to the Guaranteed Interest Account, MONY Variable Account L, or both. You may also transfer Fund Value from the subaccounts of MONY Variable Account L to the Guaranteed Interest Account or from the Guaranteed Interest Account to the subaccounts. The Company guarantees that the Fund Value in the Guaranteed Interest Account will be credited with a minimum interest rate of 0.0121% daily, compounded daily, for a minimum effective annual rate of 4.5%. Such interest will be paid regardless of the actual investment experience of the Guaranteed Interest Account. In addition, Company may in its sole discretion declare current interest in excess of the 4.5% annual rate. (The portion of a Policy Owner's Fund Value that has been used to secure Outstanding Debt will be credited with a guaranteed interest rate of 0.0121% daily, compounded daily, for a minimum effective annual rate of 4.5%.) Prior to the beginning of each calendar month, an interest rate will be declared. The declared rate will apply to premium payments and transfers into the Guaranteed Interest Account made during the calendar month. The calendar year and month the payment or transfer is made determines the "generation" of such monies. The current interest will be credited from the date of the payment or transfer for a period of 12 months beginning the first day of the monthly generation to which the payment or transfer is assigned. After the first 12 months, a renewal interest rate will be declared for a new 12-month period. At the end of the renewal period all monies will earn an interest rate which is declared monthly and applies for a one-month period.

   The Company bears the full investment risk for the Fund Value allocated to the Guaranteed Interest Account.

Death Benefit


   The death benefit under the policy will be determined in the same fashion if you have Fund Value in the Guaranteed Interest Account or Fund Value in the subaccounts. The death benefit under Option 1 will be equal to the Specified Amount of the Policy or, if greater, Fund Value on the date of death multiplied by a death benefit percentage. Under Option 2, the Death Benefit will be equal to the Specified Amount of the Policy plus the Fund Value or, if greater, Fund Value on the date of death multiplied by a death benefit percentage. See "Death Benefits under the Policy," page 31.


Policy Charges

   Deductions from premium, monthly deductions from the Fund Value, and Fund charges will be the same if you allocate net premiums or transfer Fund Value to the Guaranteed Interest Account or allocate net premiums to the subaccounts. These charges include the sales and tax charges; the charges for the cost of insurance, administrative charge, per $1,000 of Specified Amount charge, the charge for any optional insurance benefits added by Rider, and the surrender charge. Fees for partial surrenders and, if applicable, transfer charges, will also be deducted from the Guaranteed Interest Account.

   You will not directly or indirectly pay charges applicable to the portfolios, including the operating expenses of the portfolios, and the investment advisory fee charged by the portfolio managers if your Fund Value is allocated to the Guaranteed Interest Account. Likewise, the mortality and expense risk charge applicable to the Fund Value allocated to the subaccounts is not deducted from Fund Value allocated to the Guaranteed Interest Account. Any amounts that the Company pays for income taxes allocable to the subaccounts will not be charged against the Guaranteed Interest Account. However, it is important to remember that you will not participate in the investment experience of the subaccounts to the extent that Fund Values are allocated to the Guaranteed Interest Account.

Transfers

   Amounts may be transferred after the Right to Return Policy Period from the subaccounts to the Guaranteed Interest Account and from the Guaranteed Interest Account to the subaccounts, subject to the following limitations.

  . Transfers to the Guaranteed Interest Account may be made at any time and in any amount.

  . Transfers from the Guaranteed Interest Account to the subaccounts are limited to:

  .  one in any policy year, and

  . the period which begins on the policy anniversary and which ends 30 days after the policy anniversary.

If the transfer request is received on the policy anniversary, it will be processed as of the policy anniversary. If the transfer request is received within 30 days after the policy anniversary, the transfer will be effective as of the close of business on the day received if it is a Business Day. If it is not a Business Day, then at the close of business on the next day which is a Business Day. Any request received within 10 days before the policy anniversary will be considered received on the policy anniversary. Any transfer requests received at other times will not be honored, and will be returned to the policy owner.

   Currently there is no charge imposed upon transfers; however, the Company reserves the right to assess such a charge in the future on transfers over 12 during any policy year.

Surrenders and Policy Loans


   You may also make full surrenders and partial surrenders from the Guaranteed Interest Account to the same extent as if you had allocated premiums and cash values to the subaccounts. See "Full Surrender," page 41 and

"Partial Surrender", page 41. Transfers and surrenders payable from the Guaranteed Interest Account, and the payment of policy loans allocated to the Guaranteed Interest Account, may be delayed for up to six months. However, the Company will not delay payment of surrenders or loans, the proceeds of which will be used to pay premiums on the policy.


                             MORE ABOUT THE POLICY

Ownership

   The policy owner is the individual named as such in the application or in any later change shown in the Company's records. While the insured is living, the policy owner alone has the right to receive all benefits and exercise all rights that the policy grants or the Company allows.

  Joint Owners

   If more than one person is named as policy owner, they are joint owners. Any policy transaction requires the signature of all persons named jointly. Unless otherwise provided, if a joint owner dies, ownership passes to the surviving joint owner(s). When the last joint owner dies, ownership passes through that person's estate, unless otherwise provided.

Beneficiary

   The beneficiary is the individual named as such in the application or any later change shown in the Company's records. The policy owner may change the beneficiary at any time during the life of the insured by written request on forms provided by the Company. The Company must receive the request at its administrative office. The change will be effective as of the date this form is signed. Contingent and/or concurrent beneficiaries may be designated. The policy owner may designate a permanent beneficiary, whose rights under the policy cannot be changed without his or her consent. Unless otherwise provided, if no designated beneficiary is living upon the death of the insured, the policy owner or the policy owner's estate is the beneficiary.

   The Company will pay the death benefit proceeds to the beneficiary. Unless otherwise provided, the beneficiary must be living at the time of the insured's death to receive the proceeds.

  The Policy

   This Policy is a contract between the policy owner and the Company. The entire contract consists of the policy, a copy of the initial application, all subsequent applications to change the policy, any endorsements, all riders, and all additional policy information sections (specification pages) added to the policy.

Notification and Claims Procedures

   Any election, designation, change, assignment, or request made by you must be in writing on a form acceptable to the Company. The Company is not liable for any action taken before such written notice is received and recorded. The Company may require that the policy be returned for any policy change or upon its surrender.

   If an insured dies while the policy is in effect, notice should be given to the Company as soon as possible. Claim procedure instructions will be sent immediately. As due proof of death, the Company may require proof of age and a certified copy of a death certificate. The Company may also require the beneficiary and the insured's next of kin to sign authorizations as part of this process. These authorization forms allow the Company to obtain information about the insured, including but not limited to medical records of physicians and hospitals used by the insured.

Payments

   Within seven days after the Company receives all the information needed for processing a payment, the Company will:

      (1) Pay death benefit proceeds,

      (2) Pay the Cash Value on surrender, partial surrenders and loan proceeds based on allocations made to the subaccounts, and

      (3) Effect a transfer between subaccounts or from the Variable Account to the Guaranteed Interest Account.

   However, the Company can postpone the calculation or payment of such a payment or transfer of amounts based on investment performance of the subaccounts if:

  . The New York Stock Exchange is closed on other than customary weekend and holiday closing or trading on the New York Stock Exchange is restricted as determined by the SEC; or

  . An emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Account's net assets.

   We will pay interest on death proceeds at the rate specified by the state in which the policy is delivered. Interest will be paid from the date of death to date of payment of proceeds.

Payment Plan/Settlement Provisions

   Maturity or surrender benefits may be used to purchase a payment plan providing monthly income for the lifetime of the Insured. Death benefit proceeds may be used to purchase a payment plan providing monthly income for the lifetime of the beneficiary. The monthly payments consisting of proceeds plus interest will be paid in equal installments for at least ten years. The purchase rates for the payment plan are guaranteed not to exceed those shown in the policy, but current rates that are lower (i.e., providing greater income) may be established by the Company from time to time. This benefit is not available if the income would be less than $25 a month or if the proceeds are less than $1,000. Maturity or surrender benefits or death benefit proceeds may be used to purchase any other payment plan that the Company makes available at that time.

Payment in Case of Suicide

   If the insured dies by suicide, (1) while sane or insane, (2) within two years from the policy date or reinstatement date, the Company will limit the death benefit proceeds to the premium payments less any partial surrender amounts (and their fees) and any Outstanding Debt. If an insured dies by suicide, (1) while sane or insane, (2) within two years of the effective date of any increase in the Specified Amount, the Company will refund the cost of insurance charges made with respect to such increase.

Assignment


   You may assign your policy as collateral security for a loan or other obligation. No assignment will bind the Company unless the original, or a copy, is received at the Company's administrative office. The assignment will be effective only when received by the Company. An assignment does not change the ownership of the policy. However, after an assignment, the rights of any policy owner or beneficiary will be subject to the assignment. The entire policy, including any attached payment option or rider, will be subject to the assignment. The Company will rely solely on the assignee's statement as to the amount of the assignee's interest. The Company will not be responsible for the validity of any assignment. Unless otherwise provided, the assignee may exercise all rights this policy grants except (a) the right to change the policy owner or beneficiary, and (b) the right to elect a payment option. Assignment of a policy that is a modified endowment contract may generate taxable income. (See "Federal Income Tax Considerations", page 50.)

Errors on the Application

   If the age or gender of the insured has been misstated, the death benefit under this policy will be the greater of:

      (1) What would be purchased by the most recent cost of insurance charge at the correct age and gender, or

      (2) The death benefit derived by multiplying the Fund Value by the death benefit percentage for the correct age and gender.


If unisex cost of insurance rates apply, no adjustment will be made for a misstatement of gender. See "Cost of Insurance," page 47.


Incontestability

   The Company may contest the validity of this policy if any material misstatements are made in the application. However, the policy will be incontestable as follows:

      (1) The initial Specified Amount cannot be contested after the policy has been in force during the insured's lifetime for two years from the policy date; and

      (2) An increase in the Specified Amount or any reinstatement cannot be contested after the increase or the reinstated policy has been in force during an Insured's lifetime for two years from its effective date.

Policy Illustrations

   Upon request, the Company will send you an illustration of future benefits under the policy based on both guaranteed and current cost assumptions.

Distribution of the Policy

   MONY Securities Corporation ("MSC"), a wholly owned subsidiary of MONY Life Insurance Company, is principal underwriter (distributor) of the policies. MSC is a New York corporation organized on September 26, 1969. MSC is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The policies are sold by individuals who are registered representatives of MSC and who are also licensed as life insurance agents for the Company. The policies may also be sold through other broker/dealers authorized by MSC and applicable law to do so.

   Except where MSC has authorized other broker/dealers to sell the policies (as described in the preceding paragraph), compensation payable for the sale of the policies will be based upon the following schedule. After issue of the Contract, commissions will equal at most 50 percent of premiums paid up to a maximum amount. Thereafter, commissions will equal at most 3.0 percent of any additional premiums plus, on the sixth and each succeeding quarterly anniversary for so long as the policy shall remain in effect, an annualized rate of 0.15 percent of the Fund Value of the policy. Upon any subsequent increase in Specified Amount, commissions will equal at most 50 percent of premiums paid on or after the increase up to a maximum amount. Thereafter, commissions will return to no more than the 3.0 percent level. Further, registered representatives may be eligible to receive certain bonuses and other benefits based on the amount of earned commissions.

   In addition, registered representatives who meet specified production levels may qualify, under sales incentive programs adopted by Company, to receive non-cash compensation such as expense-paid trips, expense-paid educational seminars and merchandise. Company makes no separate deductions, other than previously described, from premiums to pay sales commissions or sales expenses.

                            MORE ABOUT THE COMPANY

Management

   The directors and officers of the Company are listed below. The business address for all directors and officers of MONY Life Insurance Company is 1740 Broadway, New York, New York 10019.

Current Officers and Directors of the Company are:

Name                                 Position and Offices with Depositor
----                                 -----------------------------------
Tom H. Barrett........ Director since 1990. Partner in American Industrial Partners, a private investment partnership since 1992. Serves on the board of directors of Air Products and Chemicals, Inc., A.O. Smith
                       Corporation and Newell Rubbermaid, Incorporated.

David L. Call......... Director since 1993. Dean Emeritus, Cornell University,
                       College of Agriculture and Life Sciences since 1995. Serves as small business consultant and is a director of Seneca Foods
                       Corporation.

G. Robert Durham...... Director since 1988. Retired from Walter Industries, Inc., a home building and financing, natural resources and industrial manufacturing company in 1996 after serving as Chairman of the Board and Chief Executive Officer since 1991. Serves on the board of directors of The FINOVA Group, Inc., Amphenol
                       Corporation and Earle M. Jorgensen Co.

James B. Farley....... Director since 1988. Retired from MONY Life Insurance
                       Company in 1994 after serving as Chairman of the Board from
                       1993 and Chairman of the Board and Chief Executive Officer
                       since 1991. Serves on the board of directors of Ashland, Inc.
                       and Harrah's Entertainment, Inc. and is a Trustee of the Forster
                       Trust.

Robert Holland, Jr.... Director since 1990. Owner and Chief Executive Officer of
                       WorkPlace Integrators, an office furniture dealership in
                       Southeast Michigan, since 1996. Chief Executive Officer of
                       Ben & Jerry's Homemade, Inc., an ice cream company from
                       February 1995 to October 1996. Serves on the board of
                       directors of AC Nielsen Corporation, Henry Ford Health
                       System, Tricon Global Restaurants, Inc., Trumark Inc. and
                       Lexmark International, and is on the Advisory Board of
                       Boardroom Consultants.

James L. Johnson...... Director since 1986. Chairman Emeritus of GTE Corporation, a telecommunications company, having served as Chairman
                       and Chief Executive Officer from 1988 to 1992. Serves on the board of directors of CellStar Corporation, The FINOVA
                       Group, Inc., Harte-Hanks Communications, Inc., Valero
                       Energy Corp. and Walter Industries, Inc.

Frederick W. Kanner... Director since March 2000. Partner of Dewey Ballantine LLP since 1976, and an Associate of said firm prior to that time.
                       Serves on the Board of Trustees of the Lawyers' Alliance for
                       New York and the Lawyers' Committee for Civil Rights under
                       Law.

Name                                   Position and Offices with Depositor
----                                   -----------------------------------

Robert R. Kiley......... Director since 1995. President and Chief Executive Officer of the New York City Partnership and Chamber of Commerce,
                         Inc. since 1995. Principal of Kohlberg & Co. since 1994.
                         Serves on the board of directors of the New York City
                         Partnership and Chamber of Commerce, Inc.

Jane C. Pfeiffer........ Director since 1988. Ms. Pfeiffer is an independent management consultant. Serves on the board of directors of
                         Ashland, Inc., International Paper Company and J.C. Penney
                         Company, Inc. and is trustee of the University of Notre Dame and a member of The Council on Foreign Relations.

Thomas C. Theobald...... Director since 1990. Managing director, William Blair Capital
                         Partners, L.L.C., an investment firm since 1994. Serves on the board of directors of Anixter International, Inc., Xerox Corp.,
                         Jones Lang LaSalle, Inc., LaSalle US Realty Income and
                         Growth Fund, Stein Roe Funds, AuditForce, Inc. and
                         MacArthur Foundation.

All of the officers have held their respective positions listed below for five or more years.

Name                                                  Position and Offices with Depositor
----                                                  -----------------------------------
Current Officer -- Directors of the Company
  are:

Michael I. Roth............................ Director, Chairman and Chief Executive Officer

Samuel J. Foti............................. Director, President and Chief Operating Officer

Kenneth M. Levine.......................... Director, Executive Vice President and Chief Investment
                                            Officer

Name                                                  Office with Depositor
----                                                  ---------------------
Other Officers of the Company are:

Lee M. Smith...................... Corporate Secretary and Vice President, Government Relations

Richard E. Connors................ Senior Vice President

Richard Daddario.................. Executive Vice President and Chief Financial Officer

Phillip A. Eisenberg.............. Senior Vice President and Chief Actuary

David V. Weigel................... Treasurer

   No officer or director listed above receives any compensation from MONY Variable Account L. The Company or any of its affiliates has paid no separately allocable compensation to any person listed for services rendered to the Account.

   Mr. Roth is Chairman of the Board and Chief Executive Officer (since August
1998) and Director (since September 1997) of The MONY Group, Inc. Chairman of the Board and Chief Executive Officer (since July 1991) and Director (since June 1991) of MONY Life Insurance Company of America. Director of MONY subsidiaries: 1740 Advisers, Inc. (since December 1992), MONY Benefits Management Corp. (since March 1999). Serves on the board of directors of the American Council of Life Insurance, The Life Insurance Council of New York, Enterprise Foundation (a charitable foundation which develops housing not affiliated with the Enterprise Group of Funds), Metropolitan Development Association of Syracuse and Central New York, Enterprise Group of Funds, Inc., Enterprise Accumulation Trust, Pitney Bowes, Inc., Lincoln Center for the Performing Arts Leadership Committee, Life Office Management Association, New York City Partnership and Chamber of Commerce, and Committee for Economic Development. Also serves as Chairman of the Board of Insurance Marketplace Standards Association.

   Mr. Foti is President and Chief Operating Officer (since August 1998) and Director (since September 1997) of The MONY Group, Inc. President and Chief Operating Officer of MONY Life Insurance Company of America (since February
1994) and Director (since September 1989). Director of MONY subsidiaries: MONY Brokerage, Inc. (since January 1990), MONY International Holdings, Inc. (since October 1994), MONY Life Insurance Company of the Americas, Ltd. (since December 1994). Serves on the board of directors of Enterprise Group of Funds, Inc., Enterprise Accumulation Trust and The American College of which he is Chairman.

   Mr. Levine is Executive Vice President and Chief Investment Officer (since August 1998) and Director (since September 1997) of The MONY Group Inc. Chairman of the Board (since December 1991) and President (since June 1992) of MONY Series Fund, Inc. Director of MONY subsidiaries: MONY Life Insurance Company of America (since July 1991), 1740 Advisers, Inc. (since December
1989), MONY Benefits Management Corp. (since October 1991), MONY Realty Partners, Inc. (since October 1991) and 1740 Ventures, Inc. (since October
1991).

   Mr. Daddario is Executive Vice President and Chief Financial Officer (since August 1998) of The MONY Group, Inc. Vice President and Controller of MONY Life Insurance Company of America (since September 1989). Director of MONY subsidiaries: MONY International Holdings, Inc. (since 1998), MONY Brokerage, Inc. (since June 1997) and MONY Life Insurance Company of the Americas, Ltd. (since December 1997).

   Mr. Eisenberg is Vice President and Actuary (since November 1992) and Director of MONY Life Insurance Company of America. Director of MONY subsidiary: MONY Benefits Management Corp. (since March 1999).

   Mr. Smith is Vice President and Secretary (since September 1999) of The MONY Group Inc. Vice President -- Government Relations and Industry Affairs.

   Mr. Connors is Director of MONY Life Insurance Company of America (since June 1994). Director of MONY subsidiary: MONY Brokerage, Inc. (since May 1994).

   Mr. Weigel is Vice President-Treasurer of The MONY Group Inc. (since August
1998). Treasurer of MONY Life Insurance Company of America (since July 1991).

State Regulation

   The Company is subject to the laws of the state of New York governing insurance companies and to regulation by the Superintendent of Insurance of New York. In addition, it is subject to the insurance laws and regulations of the other states and jurisdictions in which it is licensed or may become licensed to operate. An annual statement in a prescribed form must be filed with the Superintendent of Insurance of New York and with regulatory authorities of other states on or before March 1st in each year. This statement covers the operations of the Company for the preceding year and its financial condition as of December 31st of that year. The Company's affairs are subject to review and examination at any time by the Superintendent of Insurance or his agents, and subject to full examination of Company's operations at periodic intervals.

Telephone Transfer Privileges

   You may request a transfer of Fund Value or change allocation instructions for future premiums by telephone if an authorization for telephone transfer form has been completed, signed, and received at the Company's Syracuse Operations Center. The telephone allocation and transfer privileges may also be elected by completing the telephone authorization section on the policy application. The Company may record all or part of any telephone conversation with respect to transfer and allocation instructions. Telephone instructions received by the Company by 4:00 p.m. Eastern time on any valuation date will be effected as of the end of that valuation date in accordance with your instructions, subject to the limitations stated in this prospectus (presuming that the Right to Return Policy Period has expired). The Company reserves the right to deny any telephone transfer or allocation request. If all telephone lines are busy (which might occur, for example, during periods of substantial market fluctuations), you might not be able to request transfers by telephone and would have to submit written requests. Telephone transfer and allocation instructions will only be accepted if complete and correct.

   The Company has adopted guidelines (which it believes to be reasonable) relating to telephone transfers and allocation instructions. These guidelines, among other things, outline procedures to be followed which are designed to prevent unauthorized instructions. If these procedures are followed, the Company shall not be liable for, and you will therefore bear the entire risk of, any loss as a result of the Company's following telephone instructions if such instructions prove to be fraudulent. A copy of the guidelines and the Company's form for electing telephone transfer privileges is available from licensed agents of the Company who are also registered representatives of MSC or by calling 1-800-487-6669. The Company's form or a policy application with the telephone authorization completed must be signed and received at the Company's Syracuse Operations Center before telephone transfers will be accepted.

Legal Proceedings

   There are no legal proceedings pending to which MONY Variable Account L is a party, or which would materially affect MONY Variable Account L.

Legal Matters

   Legal matters have been passed on by Arthur D. Woods, Vice
President-Variable Products and Broker-Dealer Operations Counsel of the MONY Life Insurance Company in connection with:

      (1) The issue and sale of the policies described in this prospectus,

      (2) The organization of the Company,

      (3) The Company's authority to issue the policies under New York law, and

      (4) The validity of the forms of the policies under New York law.

   Robert Levy, Vice President -- Chief Tax and Benefits Counsel of MONY Life Insurance Company has passed upon legal matters relating to the federal income tax laws.

Registration Statement

   A Registration Statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this Prospectus. This Prospectus does not include all of the information set forth in the Registration Statement, as portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may be obtained at the SEC's principal office in Washington, D.C., upon payment of the SEC's prescribed fees.

Independent Accountants

   The audited financial statements for the Company included in this Prospectus and in the Registration Statement have been audited by PricewaterhouseCoopers LLP, independent accountants, as indicated in their report herein. The audited financial statements are included in reliance upon the authority of said firm as experts in accounting and auditing. PricewaterhouseCoopers LLP's office is located at 1177 Avenue of the Americas, New York, New York, 10036.

Financial Statements

   The audited financial statements of the Company are set forth herein.

   The financial statements of the Company have been audited by PricewaterhouseCoopers LLP. The financial statements of the Company should be considered only as bearing upon the ability of the Company to meet its obligations under the Policies.

            FINANCIAL STATEMENTS AND NOTES TO FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                        Page
                                                                                                                        ----
With respect to MONY Variable Account L:
 No financial statements for MONY Variable Account L are included because although the MONY Variable Account L commenced operations in 1990, the subaccounts available to policyholders had not commenced operations as of
   December 31, 2001.
With respect to MONY Life Insurance Company:
 Unaudited interim condensed consolidated balance sheets as of September 30, 2001 and December 31, 2000................  F-2
 Unaudited interim condensed consolidated statements of income and comprehensive income for the three-month periods ended September 30, 2001 and 2000...................................................................................  F-3
 Unaudited interim condensed consolidated statements of income and comprehensive income for the nine-month periods ended September 30, 2001 and 2000...................................................................................  F-4
 Unaudited interim condensed consolidated statement of changes in shareholders' equity for the nine-month periods ended
   September 30, 2001 and 2000.........................................................................................  F-5
 Unaudited interim condensed consolidated statements of cash flows for the nine-month periods ended September 30,
   2001 and 2000.......................................................................................................  F-6
 Notes to unaudited interim condensed financial statements.............................................................  F-7
 Report of Independent Accountants..................................................................................... F-18
 Consolidated balance sheets as of December 31, 2000 and 1999.......................................................... F-19
 Consolidated statements of income and comprehensive income for the years ended December 31, 2000, 1999 and 1998....... F-20
 Consolidated statements of changes in shareholders' equity for the years ended December 31, 2000, 1999 and 1998....... F-21
 Consolidated statements of cash flows for the years ended December 31, 2000, 1999 and 1998............................ F-22
 Notes to consolidated financial statements............................................................................ F-23

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

            UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
                As of September 30, 2001 and December 31, 2000

                                                                             September 30, December 31,
                                                                                 2001          2000
                                                                             ------------- ------------
                                                                                  ($ in millions)
                                   ASSETS
Investments:
 Fixed maturity securities available-for-sale, at fair value................   $ 6,787.5    $ 6,693.0
 Equity securities available-for-sale, at fair value........................       308.7        328.6
 Mortgage loans on real estate..............................................     1,814.5      1,754.7
 Policy loans...............................................................     1,244.8      1,264.6
 Real estate to be disposed of..............................................       167.7        171.3
 Real estate held for investment............................................        56.1         40.7
 Other invested assets......................................................       142.1        100.0
                                                                               ---------    ---------
                                                                                10,521.4     10,352.9
                                                                               =========    =========
Cash and cash equivalents...................................................       436.3        499.5
Accrued investment income...................................................       193.1        188.8
Amounts due from reinsurers.................................................       591.5        598.0
Premiums receivable.........................................................        12.6         13.6
Deferred policy acquisition costs...........................................     1,152.8      1,209.7
Other Assets................................................................       552.6        544.0
Assets transferred in Group Pension Transaction (Note 5)....................     4,811.8      4,927.7
Separate account assets.....................................................     4,767.0      5,868.1
                                                                               ---------    ---------
   Total assets.............................................................   $23,039.1    $24,202.3
                                                                               =========    =========
                    LIABILITIES AND SHAREHOLDERS' EQUITY
Future policy benefits......................................................   $ 7,844.6    $ 7,794.5
Policyholders' account balances.............................................     2,265.2      2,191.3
Other policyholders' liabilities............................................       302.7        295.9
Amounts due to reinsurers...................................................        74.6         85.6
Accounts payable and other liabilities......................................       572.4        631.6
Short term debt.............................................................                     52.3
Long term debt..............................................................       216.9        217.0
Current federal income taxes payable........................................       105.4        120.4
Deferred Federal Income Taxes...............................................       147.0         24.7
Liabilities transferred in Group Pension Transaction (Note 4)...............     4,742.3      4,897.2
Separate account liabilities................................................     4,764.3      5,865.3
                                                                               ---------    ---------
   Total liabilities........................................................    21,035.4     22,175.8
                                                                               =========    =========
Commitments and contingencies (Note 5)
 Common stock, $1.0 par value; 2.5 million shares authorized and outstanding         2.5          2.5
 Capital in excess of par...................................................     1,628.6      1,628.6
 Retained earnings..........................................................       310.7        382.4
 Accumulated other comprehensive income.....................................        61.9         13.0
                                                                               ---------    ---------
   Total shareholders' equity...............................................     2,003.7      2,026.5
                                                                               ---------    ---------
   Total liabilities and shareholders' equity...............................   $23,039.1    $24,202.3
                                                                               =========    =========

See accompanying notes to unaudited interim condensed consolidated financial statements.

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

         UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                           AND COMPREHENSIVE INCOME
         For the Three-month Periods Ended September 30, 2001 and 2000

                                                              2001    2000
                                                             ------  ------
                                                             ($ in millions)
    Revenues:
    Premiums................................................ $162.0  $162.5
    Universal life and investment-type product policy fees..   50.1    51.2
    Net investment income...................................  169.6   225.5
    Net realized gains on investments.......................    0.5    22.9
    Group Pension Profits (Note 4)..........................    8.0    10.8
    Other income............................................   31.3    52.3
                                                             ------  ------
                                                              421.5   525.2
                                                             ------  ------
    Benefits and Expenses:
    Benefits to policyholders...............................  203.9   194.0
    Interest credited to policyholders' account balances....   27.9    28.9
    Amortization of deferred policy acquisition costs.......   32.9    30.7
    Dividends to policyholders..............................   54.5    61.0
    Other operating costs and expenses......................  100.6   109.4
                                                             ------  ------
                                                              419.8   424.0
                                                             ------  ------
    (Loss)/Income before income taxes and extraordinary item    1.7   101.2
    Income tax benefit/(expense)............................   (2.3)  (33.6)
                                                             ------  ------
    (Loss)/Income before extraordinary item.................   (0.6)   67.6
    Extraordinary loss, net of tax..........................     --     1.0
                                                             ------  ------
    Net (loss)/income.......................................   (0.6)   66.6
    Other comprehensive income, net.........................   52.9    34.7
                                                             ------  ------
    Comprehensive income.................................... $ 52.3  $101.3
                                                             ======  ======

See accompanying notes to unaudited interim condensed consolidated financial statements.

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

         UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                           AND COMPREHENSIVE INCOME
         For the Nine-month Periods Ended September 30, 2001 and 2000

                                                          2001        2000
                                                        --------    --------
                                                       ($ in millions, except
                                                         share data and per
                                                           share amounts)
Revenues:
Premiums.............................................. $  500.5    $  504.0
Universal life and investment-type product policy fees    152.1       157.0
Net investment income.................................    534.7       808.3
Net realized gains on investments.....................      6.0        32.6
Group Pension Profits (Note 4)........................     27.2        29.0
Other income..........................................    125.7       174.0
                                                        --------    --------
                                                        1,346.2     1,704.9
                                                        --------    --------
Benefits and Expenses:
Benefits to policyholders.............................    596.1       577.1
Interest credited to policyholders' account balances..     83.2        83.1
Amortization of deferred policy acquisition costs.....     98.4       105.4
Dividends to policyholders............................    169.7       170.9
Other operating costs and expenses....................    332.4       383.0
                                                        --------    --------
                                                        1,279.8     1,319.5
                                                        --------    --------
Income before income taxes and extraordinary item.....     66.4       385.4
Income tax expense....................................     23.1       131.3
                                                        --------    --------
Income before extraordinary item......................     43.3       254.1
Extraordinary loss, net of tax........................       --       (37.7)
                                                        --------    --------
Net income............................................     43.3       216.4
Other comprehensive income, net.......................     48.9         8.9
                                                        --------    --------
Comprehensive income.................................. $   92.2    $  225.3
                                                        ========    ========

See accompanying notes to unaudited interim condensed consolidated financial statements.

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

         UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES
                            IN SHAREHOLDERS' EQUITY
                  Nine-month Period Ended September 30, 2001


                                                           Accumulated
                                      Capital in              Other         Total
                               Common Excess of  Retained Comprehensive Shareholders'
                               Stock     Par     Earnings    Income        Equity
                               ------ ---------- -------- ------------- -------------
                                                  ($ in millions)
Balance, December 31, 2000....  $2.5   $1,628.6  $ 382.4      $13.0       $2,026.5
Dividend Payable..............                    (115.0)                   (115.0)
Comprehensive income:
 Net income...................                      43.3                      43.3
 Other comprehensive income(1)                                 48.9           48.9
                                                                          --------
Comprehensive income..........                                                92.2
                                ----   --------  -------      -----       --------
Balance, September 30, 2001...  $2.5   $1,628.6  $ 310.7      $61.9       $2,003.7
                                ====   ========  =======      =====       ========

See accompanying notes to unaudited interim condensed consolidated financial statements.

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

       UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
             Nine-month Periods Ended September 30, 2001 and 2000


                                                                                       2001      2000
                                                                                     --------  ---------
                                                                                       ($ in millions)
Net cash (used in)/provided by operating activities................................. $  (38.6) $   (26.8)
Cash flows from investing activities:
Sales, maturities or repayment of:
 Fixed maturities securities........................................................  1,027.9      815.9
 Equity securities..................................................................     36.8      318.2
 Mortgage loans on real estate......................................................    201.1      418.5
 Real estate........................................................................     15.9      102.8
 Policy loans, net..................................................................     19.8        8.2
 Other invested assets..............................................................      3.3        1.6
Acquisitions of investments:
 Fixed maturities securities........................................................   (877.4)    (783.7)
 Equity securities..................................................................    (25.0)     (98.2)
 Mortgage loans on real estate......................................................   (271.3)    (329.3)
 Real estate........................................................................    (63.7)     (38.4)
 Other invested assets..............................................................    (36.8)     (37.9)
 Other, net.........................................................................       --     (150.0)
 Property, plant and equipment, net.................................................    (27.9)     (28.9)
                                                                                     --------  ---------
Net cash provided by/(used in) investing activities................................. $    2.7  $   198.8
                                                                                     --------  ---------
Cash flows from financing activities:
Issuance of debt....................................................................       --         --
Repayments of debt..................................................................     (0.1)    (284.3)
Receipts from annuity and universal life policies credited to policyholder's account
  balances(1).......................................................................    889.2    1,870.6
Return of policyholder account balances on annuity and universal life policies(1)...   (775.6)  (1,883.6)
Capital Contribution................................................................    (25.8)      65.0
Dividends Payable...................................................................   (115.0)     (75.0)
Long Term Borrowing.................................................................       --      215.0
                                                                                     --------  ---------
Net cash (used in) financing activities.............................................    (27.3)     (92.3)
                                                                                     --------  ---------
Net (decrease)/increase in cash and cash equivalents................................    (63.2)      79.7
Cash and cash equivalents, beginning of period......................................    499.5      343.8
                                                                                     --------  ---------
Cash and cash equivalents, end of period............................................ $  436.3  $   423.5
                                                                                     ========  =========

----------
(1)Includes exchanges to a new FPVA product series.

See accompanying notes to unaudited interim condensed consolidated financial statements.

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

    NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


1. Organization and Description of Business:

   On November 16, 1998, pursuant to its Plan of Reorganization (the "Plan") which was approved by the New York Superintendent of Insurance on the same day (the "Plan Effective Date"), The Mutual Life Insurance Company of New York ("MONY") converted from a mutual life insurance company to a stock life insurance company (the "Demutualization") and became a wholly owned subsidiary of The MONY Group Inc. ("MONY Group"), a Delaware corporation organized on June 24, 1997. In connection with the Plan, MONY established a Closed Block ("Closed Block") to fund the guaranteed benefits and dividends of certain participating insurance policies, and eligible policyholders received cash, policy credits, or shares of common stock of the MONY Group in exchange for their membership interests in MONY. Also, on November 16, 1998, the MONY Group consummated an initial public offering (the "Offering") of approximately 12.9 million shares of its common stock and MONY changed its name to MONY Life Insurance Company. The shares of common stock issued in the Offering are in addition to approximately 34.3 million shares of common stock of the MONY Group distributed to the aforementioned policyholders. As used in these financial statements, the "Company" shall be a reference to MONY Life and its direct and indirect subsidiaries; and the "Transaction" shall be a collective reference to the Plan and Offerings.

   The Company provides life insurance, annuities, mutual funds, brokerage, asset management, business and estate planning, and trust services to individual and institutional clients.

   The Company distributes its products and services primarily through its career agency sales force and various complementary distribution channels. Complementary distribution includes: (i) sales of mutual funds by Enterprise Capital Management, a Company subsidiary, through third-party broker dealers,
(ii) sales of Protection Products sold by U.S. Financial Life Insurance Company ("USFL"), also a Company subsidiary, through brokerage general agencies, (iii) sales of corporate-owned life insurance ("COLI") products by the Company's corporate marketing team and (iv) sales of a variety of financial products and services through the Company's Trusted Securities Advisors Corp. subsidiary. The Company primarily sells its products in all 50 of the United States, the District of Columbia and the Commonwealth of Puerto Rico.

2. Summary of Significant Accounting Policies:

  Basis of Presentation

   The accompanying unaudited interim condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. In the opinion of management these statements include all normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows of the Company for the periods presented in conformity with GAAP. These statements should be read in conjunction with the consolidated financial statements of the MONY Group for the year ended December 31, 2000, which are presented in MONY Group's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 ("MONY Group's 2000 Annual Report"). The results of operations for the three-month and nine-month period ended September 30, 2001 are not necessarily indicative of the results to be expected for the full year. Certain reclassifications have been made in the amounts presented for the comparative prior periods to conform those periods to the current presentation.

  New Accounting Pronouncements

   On December 26, 2000 the American Institute of Certified Public Accountants issued Statement of Position 00-3, Accounting by Insurance Enterprises for Demutualizations and Formations of Mutual Insurance

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)

Holding Companies and For Certain Long-Duration Participating Contracts ("SOP 00-3"). SOP 00-3 provides guidance with respect to accounting for Demutualizations and requires, among other things, that (i) Closed Block assets, liabilities, revenues, and expenses should be displayed in financial statements combined with all other assets, liabilities, revenues, and expenses outside the Closed Block, and (ii) Demutualization expenses be classified as a single line item within income from continuing operations. The guidance in SOP 00-3 requires restatement of financial statements presented for years prior to its issuance and is effective for fiscal years beginning after December 15, 2000, except as it pertains to demutualization expenses which was effective immediately upon its issuance. The financial statements herein reflect the adoption of SOP 00-3. Accordingly, the consolidated statements of income and comprehensive income and balance sheets presented herein for the three-month and nine-month periods ended September 30, 2000 have been restated from those previously reported in the prior year to conform the presentation thereof to that required by SOP 00-3.

   In the first quarter of 2001, the Company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 requires all derivatives to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. The corresponding derivative gains and losses should be reported based on the hedge relationship, if any, that exists. Changes in the fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS 133, are required to be reported in earnings. SFAS 133, is effective for all fiscal quarters of the fiscal years beginning after June 15, 2000. SFAS 133 did not have a significant affect on the Company's financial position or results of operations.

   In September 2000, the FASB issued SFAS No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, a replacement of SFAS No. 125 ("SFAS 140"). SFAS No. 140 specifies the accounting and reporting requirements for securitizations and other transfers of financial assets and collateral, recognition and measurement of servicing assets and liabilities and the extinguishment of liabilities. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and is to be applied prospectively with certain exceptions. This statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Adoption of the new requirements did not have a significant impact on the Company's consolidated financial position or results of operations.

   In July 2001, the FASB issued SFAS No. 141, Business Combinations ("SFAS 141"). SFAS 141 addresses the financial accounting and reporting for all business combinations. This statement requires that all business combinations be accounted for under the purchase method of accounting and abolishes the use of the pooling-of-interest method, requires separate recognition of intangible assets that can be identified and named, and expands required disclosures. All of the Company's past business combinations have been accounted for under the purchase accounting method. The provisions of this statement apply to all business combinations initiated after June 30, 2001. This statement has no effect on the financial position or results of operations of the Company.

   In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). This statement addresses (i) how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition and (ii) how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS 142, Company's will no longer amortize goodwill on a straight-line basis over a predetermined period of time. SFAS 142 requires companies to evaluate recoverability of goodwill at least annually, and more frequently if events and circumstances indicate that goodwill may not be recoverable. FAS 142 requires amortization of identified intangibles with finite useful lives over their expected useful lives. This statement is effective for fiscal years beginning after December 15, 2001. The Company is in the process of evaluating the effect of SFAS 142 on its financial position and results of operations, but does not expect it to have an adverse material effect.

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)


3. Segment Information:

   For management and reporting purposes, the Company's business is organized in two principal operating segments, the "Protection Products" segment and the "Accumulation Products" segment. Substantially all of the Company's other business activities are combined and reported in the "Other Products" segment.

   Products comprising the Protection Products segment primarily include a wide range of insurance products, including: whole life, term life, universal life, variable universal life, corporate-owned life insurance, last survivor whole life, last survivor universal life, last survivor variable universal life, group universal life and special-risk products. In addition, included in the protection products segment are: (i) the assets and liabilities transferred pursuant to the Group Pension Transaction, as well as the Group Pension Profits derived therefrom (see Note 4), (ii) the Closed Block assets and liabilities, as well as all the related revenues and expenses relating thereto.

   The Accumulation Products segment primarily includes flexible premium variable annuities, single premium deferred annuities, single premium immediate annuities, proprietary mutual funds, investment management services, and certain other financial services products.

   The Company's Other Products segments primarily consists of an insurance brokerage operation, a securities broker-dealer and certain lines of insurance business no longer written by the Company (the "run-off businesses"). The insurance brokerage operation provides the Company's career agency sales force with access to variable life, annuity, small group health and specialty insurance products written by other carriers to meet the insurance and investment needs of its customers. MSC is a securities broker dealer that transacts customer trades primarily in securities and mutual funds. In addition to selling the Company's Protection and Accumulation Products, MSC provides the Company's career agency distribution system access to other non-proprietary investment products (including stocks, bonds, limited partnership interests, tax-exempt unit investment trusts and other investment securities). The run off businesses primarily consist of group life and health business as well as group pension business that was not included in the Group Pension Transaction (see
Note 4).

   Amounts reported as "reconciling amounts" in the table below primarily relate to: (i) contracts issued by the Company relating to its employee benefit plans and, (ii) assets, liabilities, revenues and expenses of the MONY Group.

   Set forth in the following table is certain financial information with respect to the Company's operating segments as well as amounts not allocated to the segments as of September 30, 2001 and December 31, 2000 and for each of the three-month and nine-month periods ended September 30, 2001 and 2000.

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)

                     Segment Summary Financial Information

                                                                         For the        For the
                                                                       Three-month     Nine-month
                                                                      Periods Ended  Periods Ended
                                                                      September 30,  September 30,
                                                                      -------------- --------------
                                                                       2001    2000   2001    2000
                                                                      ------  ------ ------  ------
                                                                             ($ in millions)
Premiums:
Protection Products.................................................. $159.1  $160.3 $490.5  $497.2
Accumulation Products................................................    1.0      --    3.4     0.4
Other Products.......................................................    1.9     2.2    6.6     6.4
                                                                      ------  ------ ------  ------
                                                                      $162.0  $162.5 $500.5  $504.0
                                                                      ======  ====== ======  ======
Universal life and investment-type product policy fees:
Protection Products.................................................. $ 38.4  $ 33.8 $110.0  $102.3
Accumulation Products................................................   12.5    17.3   42.0    53.8
Other Products.......................................................   (0.8)    0.1    0.1     0.9
                                                                      ------  ------ ------  ------
                                                                      $ 50.1  $ 51.2 $152.1  $157.0
                                                                      ======  ====== ======  ======
Net investment income and net realized gains (losses) on investments:
Protection Products.................................................. $139.4  $197.9 $442.9  $657.6
Accumulation Products................................................   18.7    30.4   59.2   106.6
Other Products.......................................................    4.0    17.7   17.3    63.9
Reconciling amounts..................................................    8.0     6.9   21.3    12.8
                                                                      ------  ------ ------  ------
                                                                      $170.1  $252.9 $540.7  $840.9
                                                                      ======  ====== ======  ======
Other income(1):
Protection Products.................................................. $  2.3  $ 15.6 $ 27.9  $ 46.7
Accumulation Products................................................   23.5    29.8   76.7    92.5
Other Products.......................................................   12.9    16.2   43.9    60.3
Reconciling amounts..................................................    0.6     1.5    4.4     3.5
                                                                      ------  ------ ------  ------
                                                                      $ 39.3  $ 63.1 $152.9  $203.0
                                                                      ======  ====== ======  ======
Amortization of deferred policy acquisition costs:
Protection Products.................................................. $ 25.7  $ 23.9 $ 80.9  $ 84.0
Accumulation Products................................................    7.2     6.8   17.5    21.4
                                                                      ------  ------ ------  ------
                                                                      $ 32.9  $ 30.7 $ 98.4  $105.4
                                                                      ======  ====== ======  ======
Benefits to policyholders(2):
Protection Products.................................................. $206.8  $196.8 $604.2  $581.6
Accumulation Products................................................   17.7    16.4   50.1    53.4
Other Products.......................................................    5.7     7.8   18.6    19.5
Reconciling amounts..................................................    1.6     1.9    6.4     5.7
                                                                      ------  ------ ------  ------
                                                                      $231.8  $222.9 $679.3  $660.2
                                                                      ======  ====== ======  ======
(Loss)/Income before income taxes:
Protection Products.................................................. $  8.6  $ 68.1 $ 56.0  $262.2
Accumulation Products................................................    0.7    27.7   25.6    90.2
Other Products.......................................................   (8.5)    3.5  (15.1)   32.9
Reconciling amounts..................................................    0.9     1.9   (0.1)    0.1
                                                                      ------  ------ ------  ------
                                                                      $  1.7  $101.2 $ 66.4  $385.4
                                                                      ======  ====== ======  ======

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)


                                       As of        As of
                                   September 30, December 31,
                                       2001          2000
                                   ------------- ------------
                                        ($ in millions)
Assets:(3)
Protection Products(4)............   $16,316.9    $16,239.1
Accumulation Products.............     4,716.1      5,593.5
Other Products....................       961.6      1,060.7
Reconciling amounts...............     1,044.5      1,309.0
                                     ---------    ---------
                                     $23,039.1    $24,202.3
                                     =========    =========
Deferred policy acquisition costs:
Protection Products...............   $ 1,013.7    $ 1,064.3
Accumulation Products.............       139.1        145.4
                                     ---------    ---------
                                     $ 1,152.8    $ 1,209.7
                                     =========    =========
Policyholders liabilities:
Protection Products(5)............   $10,368.4    $10,290.7
Accumulation Products.............     1,075.3      1,060.0
Other Products....................       370.4        381.4
Reconciling amounts...............        17.4         17.7
                                     ---------    ---------
                                     $11,831.5    $11,749.8
                                     =========    =========
Separate account liabilities:(3)
Protection Products(6)............   $ 3,809.5    $ 3,939.5
Accumulation Products.............     3,161.2      4,072.9
Other Products....................       429.9        499.5
Reconciling amounts...............       661.0        770.1
                                     ---------    ---------
                                     $ 8,061.6    $ 9,282.0
                                     =========    =========

----------
(1)Includes Group Pension Profits revenues and other income.
(2)Includes benefits to policyholders and interest credited to policyholders' account balances.
(3)Each segment includes separate account assets in an amount equal to the corresponding liability reported.
(4)Includes assets transferred in the Group Pension Transaction of $4,811.8 million and $4,927.7 million as of September 30, 2001 and December 31, 2000, respectively (see Note 4).
(5)Includes policyholder liabilities transferred in the Group Pension Transaction of $1,418.9 million and $1,468.1 million as of September 30, 2001 and December 31, 2000, respectively (see Note 4).
(6)Includes separate account liabilities transferred in the Group Pension Transaction of $3,297.2 million and $3,416.7 million as of September 30, 2001 and December 31, 2000 respectively (see Note 4).

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)


   The following is a summary of premiums and universal life and investment-type product policy fees by product for the three and nine-month periods ended September 30, 2001 and 2000, respectively.

                                                         Three-month    Nine-month
                                                         Period Ended  Period Ended
                                                        September 30,  September 30,
                                                        -------------- -------------
                                                         2001    2000   2001   2000
                                                        ------  ------ ------ ------
                                                              ($ in millions)
Premiums:
Individual life........................................ $159.0  $160.2 $490.2 $496.8
Group insurance........................................    1.9     2.2    6.6    6.4
Disability income insurance............................    0.1     0.1    0.3    0.4
Other..................................................    1.0     0.0    3.4    0.4
                                                        ------  ------ ------ ------
   Total............................................... $162.0  $162.5 $500.5 $504.0
                                                        ======  ====== ====== ======
Universal life and investment-type product policy fees:
Universal life......................................... $ 18.1  $ 16.9 $ 53.8 $ 50.8
Variable universal life................................   17.9    14.3   49.1   43.2
Group universal life...................................    2.4     2.6    7.1    8.3
Individual variable annuities..........................   12.5    17.3   42.0   53.8
Individual fixed annuities.............................   (0.8)    0.1    0.1    0.9
                                                        ------  ------ ------ ------
   Total............................................... $ 50.1  $ 51.2 $152.1 $157.0
                                                        ======  ====== ====== ======

4. The Group Pension Transaction:

   The following sets forth certain summarized financial information relating to the Group Pension Transaction (as defined in the notes to the audited consolidated financial statements included in MONY Group's 2000 Annual Report) as of and for the periods indicated, including information regarding: (i) the general account assets transferred to support the existing deposits in the Group Pension Transaction (such assets hereafter referred to as the "AEGON Portfolio"), (ii) the transferred separate account assets and liabilities, and
(iii) the components of revenue and expense comprising the Group Pension Profits (as defined in the notes to the audited consolidated financial statements included in MONY Group's 2000 Annual Report):

                                                                                            As of        As of
                                                                                        September 30, December 31,
                                                                                            2001          2000
                                                                                        ------------- ------------
                                                                                             ($ in millions)
Assets:
General Account
Fixed Maturities: available for sale, at estimated fair value (amortized cost; $1,375.4
  million and $1,420.8 million, respectively)..........................................   $1,413.9      $1,419.0
Mortgage loans on real estate..........................................................       28.7          47.5
Cash and cash equivalents..............................................................       49.9          18.5
Accrued investment income..............................................................       22.1          26.0
                                                                                          --------      --------
Total general account assets...........................................................    1,514.6       1,511.0
Separate account assets................................................................    3,297.2       3,416.7
                                                                                          --------      --------
   Total assets........................................................................   $4,811.8      $4,927.7
                                                                                          ========      ========
Liabilities:
General Account(1)
Policyholders' account balances........................................................   $1,418.9      $1,468.1
Other liabilities......................................................................       26.2          12.4
                                                                                          --------      --------
Total general account liabilities......................................................   $1,445.1      $1,480.5
Separate account liabilities(2)........................................................   $3,297.2      $3,416.7
                                                                                          --------      --------
   Total Liabilities...................................................................   $4,742.3      $4,897.2
                                                                                          ========      ========

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)

----------
(1)Includes general account liabilities transferred in connection with the Group Pension Transaction pursuant to indemnity reinsurance of $72.2 million and $74.2 million as of September 30, 2001 and December 31, 2000, respectively.
(2)Includes separate account liabilities transferred in connection with the Group Pension Transaction pursuant to indemnity reinsurance of $11.4 million and $14.7 million as of September 30, 2001 and December 31, 2000, respectively.

                                                       For the       For the
                                                     Three-month   Nine-month
                                                    Periods Ended Periods Ended
                                                    September 30, September 30,
                                                    ------------- -------------
                                                     2001   2000   2001   2000
                                                    -----  -----  -----  ------
                                                          ($ in millions)
Revenues:
Product policy fees................................ $ 4.8  $ 7.4  $14.3  $ 19.4
Net investment income..............................  25.0   27.8   78.0    86.2
Net realized gains (losses) on investments.........   1.3    1.0    4.9     1.6
                                                    -----  -----  -----  ------
   Total Revenues..................................  31.1   36.2   97.2   107.2
Benefits and Expenses:
Interest Credited to policyholders account balances  19.1   21.7   56.2    64.9
Other operating costs and expenses.................   4.0    3.7   13.8    13.3
                                                    -----  -----  -----  ------
   Total benefits and expenses.....................  23.1   25.4   70.0    78.2
                                                    -----  -----  -----  ------
   Group Pension Profits........................... $ 8.0  $10.8  $27.2  $ 29.0
                                                    =====  =====  =====  ======

5. Commitments and Contingencies:

   Since late 1995 a number of purported class actions have been commenced in various state and federal courts against the Company alleging that it engaged in deceptive sales practices in connection with the sale of whole and universal life insurance policies from the early 1980s through the mid 1990s. Although the claims asserted in each case are not identical, they seek substantially the same relief under essentially the same theories of recovery (i.e., breach of contract, fraud, negligent misrepresentation, negligent supervision and training, breach of fiduciary duty, unjust enrichment and violation of state insurance and/or deceptive business practice laws). Plaintiffs in these cases seek primarily equitable relief (e.g., reformation, specific performance, mandatory injunctive relief prohibiting the Company from canceling policies for failure to make required premium payments, imposition of a constructive trust and creation of a claims resolution facility to adjudicate any individual issues remaining after resolution of all class-wide issues) as opposed to compensatory damages, although they also seek compensatory damages in unspecified amounts. The Company has answered the complaints in each action (except for one being voluntarily held in abeyance). The Company has denied any wrongdoing and has asserted numerous affirmative defenses.

   On June 7, 1996, the New York State Supreme Court certified one of those cases, Goshen v. The Mutual Life Insurance Company of New York and MONY Life Insurance Company of America (now known as DeFilippo, et al v. The Mutual Life Insurance Company of New York and MONY Life Insurance Company of America), the first of the class actions filed, as a nationwide class consisting of all persons or entities who have, or at the time of the policy's termination had, an ownership interest in a whole or universal life insurance policy issued by MONY and sold on an alleged "vanishing premium" basis during the period January 1, 1982 to December 31, 1995. On March 27, 1997, MONY filed a motion to dismiss or, alternatively, for summary judgment on all counts of the complaint. All of the other putative class actions have been consolidated and transferred by the Judicial Panel on Multidistrict Litigation to the United States District Court for the District of Massachusetts and/or are being held in abeyance pending the outcome of the Goshen case.

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)


   On October 21, 1997, the New York State Supreme Court granted MONY's motion for summary judgment and dismissed all claims filed in the Goshen case against MONY. On December 20, 1999, the New York State Court of Appeals affirmed the dismissal of all but one of the claims in the Goshen case (a claim under New York's General Business Law), which has been remanded back to the New York State Supreme Court for further proceedings consistent with the opinion. The New York State Supreme Court has subsequently reaffirmed that, for purposes of the remaining New York General Business Law claim, the class is now limited to New York purchasers only, and has further held that the New York General Business Law claims of all class members whose claims accrued prior to November 29, 1992 are barred by the applicable statute of limitations. MONY intends to defend itself vigorously against the sole remaining claim. There can be no assurance, however, that the present litigation relating to sales practices will not have a material adverse effect on MONY.

   On November 16, 1999, The MONY Group Inc. and MONY Life Insurance Company were served with a complaint in an action entitled Calvin Chatlos, M.D., and Alvin H. Clement, On Behalf of Themselves And All Others Similarly Situated v. The MONY Life Insurance Company, The MONY Group Inc., and Neil D. Levin, Superintendent, New York Department of Insurance, filed in the United States District Court for the Southern District of New York. The action purports to be brought as a class action on behalf of all individuals who had an ownership interest in one or more in-force life insurance policies issued by MONY Life Insurance Company as of November 16, 1998. The complaint alleges that (i) the New York Superintendent of Insurance, Neil D. Levin, violated Section 7312 of the New York Insurance Law by approving the plan of demutualization, which plaintiffs claim was not fair and adequate, primarily because it allegedly failed to provide for sufficient assets for the mechanism established under the plan to preserve reasonable dividend expectations of the Closed Block, and (ii) MONY violated Section 7312 by failing to develop and submit to the Superintendent a plan of demutualization that was fair and adequate. The plaintiffs seek equitable relief in the form of an order vacating and/or modifying the Superintendent's order approving the plan of demutualization and/or directing the Superintendent to order MONY to increase the assets in the Closed Block, as well as unspecified monetary damages, attorneys' fees and other relief.

   In early January 2000, MONY and the New York Superintendent wrote to the District Court seeking a pre-motion conference preliminary to the filing of a motion to dismiss the federal complaint on jurisdictional, federal abstention and timeliness grounds and for failure to state a claim. Following receipt of those letters, plaintiffs' counsel offered voluntarily to dismiss their complaint, and a stipulation and order to that effect was thereafter filed and approved by the court.

   On March 27, 2000, plaintiffs filed a new action in New York State Supreme Court bearing the same caption and naming the same defendants as the previously filed federal action. The state court complaint differs from the complaint previously filed in federal court in two primary respects. First, it no longer asserts a claim for damages against the Superintendent, nor does its prayer for relief seek entry of an order vacating or modifying the Superintendent's decision or requiring the Superintendent to direct MONY to place additional assets into the Closed Block. Rather, it seeks an accounting and an order from the Court directing MONY to transfer additional assets to the Closed Block.

   Second, the new complaint contains claims for breach of contract and fiduciary duty, as well as new allegations regarding the adequacy of the disclosures contained in the Policyholder Information Booklet distributed to policyholders soliciting their approval of the plan of demutualization (which plaintiffs claim violated both the Insurance Law and MONY's fiduciary duties).

   In order to challenge successfully the New York Superintendent's approval of the plan, plaintiffs would have to sustain the burden of showing that such approval was arbitrary and capricious or an abuse of discretion, made in violation of lawful procedures, affected by an error of law or not supported by substantial evidence. In

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)

addition, Section 7312 provides that MONY may ask the court to require the challenging party to give security for the reasonable expenses, including attorneys' fees, which may be incurred by MONY or the Superintendent or for which MONY may become liable, to which security MONY shall have recourse in such amount as the court shall determine upon the termination of the action.

   MONY and the Superintendent moved to dismiss the state court complaint in its entirety on a variety of grounds. On April 20, 2001, the New York Supreme Court granted both motions and dismissed all claims against MONY and the Superintendent. On June 29, 2001 plaintiffs filed a Notice of Appeal with the New York Appellate Division, appealing the dismissal of the claims against MONY and the Superintendent. MONY intends to defend itself vigorously against plaintiffs' appeal. There can be no assurance, however, that the present litigation will not have a material adverse effect on MONY.

   In addition to the matters discussed above, the Company is involved in various other legal actions and proceedings (some of which involve demands for unspecified damages) in connection with its business. In the opinion of management of the Company, resolution of contingent liabilities, income taxes and other matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

   At September 30, 2001, the Company had commitments to contribute capital to its equity partnership investments of $119.4 million and commitments to purchase $76.7 million of private fixed and floating rate maturity securities with interest rates ranging from 4.53% to 8.16%.

   At September 30, 2001, the Company had commitments to issue $6.1 million of fixed rate agricultural loans with periodic interest rate reset dates. The initial interest rates on such loans range from approximately 6.25% to 7.50%. In addition, the Company had commitments to issue $137.5 million of fixed rate and floating rate commercial mortgage loans with interest rates ranging from 5.39% to 8.65%.

   At September 30, 2001, the Company had commitments to issue $14.2 million of mezzanine financing with pay rates ranging from 8.26% to 10.00%.

   In addition, MONY Group maintains a syndicated credit facility with domestic banks aggregating $150.0 million, with a scheduled renewal date in June 2002. In accordance with certain covenants of the facilities, MONY Group is required to maintain a certain statutory tangible net worth and debt to capitalization ratio. The purpose of this facility is to provide additional liquidity for any unanticipated short-term cash needs MONY Group might experience and also to serve as support for MONY Group's $150.0 million commercial paper program which was activated in the third quarter of 2000. MONY Group has complied with all covenants of the facilities, has not borrowed against these lines of credit since their inception, and does not have any commercial paper outstanding as of September 30, 2001.

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)


6. Closed Block:

   The following tables set forth certain summarized financial information relating to the Closed Block, as of and for the periods indicated:

                                                                                    September 30, December 31,
                                                                                        2001          2000
                                                                                    ------------- ------------
                                                                                         ($ in millions)
Assets:
Fixed Maturities:
 Available for sale, at estimated fair value (amortized cost; $3,625.9 and $3,535.8
   respectively)...................................................................   $3,770.5      $3,543.1
 Mortgage loans on real restate....................................................      596.1         566.0
 Policy loans......................................................................    1,162.3       1,183.9
 Cash and cash equivalents.........................................................      171.3         167.8
 Premiums receivable...............................................................       10.1          13.6
 Deferred policy acquisition costs.................................................      433.9         552.6
 Other assets......................................................................      233.5         224.2
                                                                                      --------      --------
   Total Closed Block assets.......................................................   $6,377.7      $6,251.2
                                                                                      ========      ========
Liabilities:
 Future policy benefits............................................................   $6,853.0      $6,826.8
 Policyholders' account balances...................................................      291.9         293.3
 Other Policyholders' liabilities..................................................      182.9         173.5
 Other liabilities.................................................................      103.0          22.2
                                                                                      --------      --------
   Total Closed Block liabilities..................................................   $7,430.8      $7,315.8
                                                                                      ========      ========

                                                        For the       For the
                                                      Three-month    Nine-month
                                                     Period Ended  Periods Ended
                                                     September 30, September 30,
                                                     ------------- -------------
                                                      2001   2000   2001   2000
                                                     ------ ------ ------ ------
                                                           ($ in millions)
Revenues:
Premiums............................................ $129.8 $136.0 $397.3 $419.6
Net investment income...............................  100.0   99.2  299.0  294.2
Net realized gains (losses) on investments..........    2.7    2.6    4.7   (4.3)
Other income........................................    0.5    0.6    1.5    1.7
                                                     ------ ------ ------ ------
   Total revenues...................................  233.0  238.4  702.5  711.2
                                                     ====== ====== ====== ======
Benefits and Expenses:
Benefits to policyholders........................... $151.7 $148.0 $445.1 $450.2
Interest credited to policyholders' account balances    2.3    2.2    6.5    6.5
Amortization of deferred policy acquisition cost....   13.9   14.7   46.1   46.6
Dividends to policyholders..........................   53.9   60.4  167.3  169.1
Other operating costs and expenses..................    1.6    2.4    5.7    6.7
                                                     ------ ------ ------ ------
   Total benefits and expenses......................  223.4  227.7  670.7  679.1
                                                     ------ ------ ------ ------
 Contribution from the Closed Block................. $  9.6 $ 10.7 $ 31.8 $ 32.1
                                                     ====== ====== ====== ======

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)


   For the three-month periods ended September 30, 2001 and 2000, there were $0.0 million and $5.6 million in charges for other than temporary impairments on fixed maturities in the Closed Block. For the nine-month period ended September 30, 2001 and 2000, there were $4.7 million and $10.1 million, respectively, in charges for other than temporary impairments on fixed maturity securities in the Closed Block.

7. Extraordinary Item and Other Items:

   On March 8, 2000, the MONY Group issued $300.0 million principal amount of senior notes (the "Senior Notes"). The Senior Notes mature on March 15, 2010 and bear interest at 8.35% per annum. The principal amount of the Senior Notes is payable at maturity and interest is payable semi-annually. The net proceeds to the MONY Group from the issuance of the Senior Notes, after deducting underwriting commissions and other expenses (primarily legal and accounting fees), were approximately $296.6 million. Approximately $280.0 million of the net proceeds from the issuance of the Senior Notes was used by the MONY Group to finance the repurchase, on March 8, 2000, by MONY Life of all of its outstanding $115.0 million face amount 9.5% coupon surplus notes, and $116.5 million face amount of its $125.0 million face amount 11.25% coupon surplus notes (hereafter referred to as the "9.5% Notes" and "11.25% Notes", respectively), which were outstanding at December 31, 1999. The balance of the net proceeds from the issuance of the Senior Notes will be used by the MONY Group for general corporate purposes.

   As a result of the repurchase of the 9.5% Notes and substantially all of the 11.25% Notes, the Company recorded a before tax loss of $56.5 million ($36.7 million after tax) during the first quarter of 2000 and $1.6 million ($1.0 million after tax) during the third quarter of 2000. The loss resulted from the premium paid by MONY Life to the holders of the 9.5% Notes and the 11.25% Notes reflecting the excess of their fair value over their carrying value on the Company's books at the date of the transaction of approximately $7.0 million and $51.1 million, respectively. This loss is reported, net of tax, as an extraordinary item on the Company's income statement for the nine-month period ended September 30, 2000.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of MONY Life Insurance Company.

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of The MONY Life Insurance Company and Subsidiaries (the "Company"), formerly known as The Mutual Life Insurance Company of New York and subsidiaries, at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
New York, New York
February 8, 2001

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                          December 31, 2000 and 1999

                                                                                             2000      1999
                                                                                           --------- ---------
                                                                                             ($ in millions)
                                          ASSETS
Investments:
 Fixed maturity securities available-for-sale, at fair value (Note 12).................... $ 3,149.9 $ 3,066.7
 Equity securities available-for-sale, at fair value (Note 12)............................     328.6     519.8
 Mortgage loans on real estate (Note 13)..................................................   1,188.7   1,270.4
 Policy loans.............................................................................      80.7      69.1
 Real estate to be disposed of (Note 13)..................................................     171.3     300.9
 Real estate held for investment (Note 13)................................................      40.7      46.2
 Other invested assets....................................................................      99.3      37.9
                                                                                           --------- ---------
                                                                                           $ 5,059.2 $ 5,311.0
                                                                                           ========= =========
Cash and cash equivalents.................................................................     331.7     232.6
Accrued investment income.................................................................      71.7      74.6
Amounts due from reinsurers...............................................................     491.6     488.0
Deferred policy acquisition costs.........................................................     657.1     558.3
Other assets..............................................................................     544.0     365.4
Assets transferred in Group Pension Transaction (Note 10).................................   4,927.7   5,109.8
Separate account assets...................................................................   5,868.1   6,398.3
Closed Block assets (Note 20).............................................................   6,251.2   6,182.1
                                                                                           --------- ---------
   Total assets........................................................................... $24,202.3 $24,720.1
                                                                                           ========= =========
                           LIABILITIES AND SHAREHOLDERS' EQUITY
Future policy benefits.................................................................... $   967.7 $   954.3
Policyholders' account balances...........................................................   1,898.0   1,942.9
Other policyholders' liabilities..........................................................     122.4     120.4
Amounts due to reinsurers.................................................................      87.3      83.8
Accounts payable and other liabilities....................................................     628.1     581.1
Short term debt (Note 16).................................................................      52.3      53.4
Long term debt (Note 16)..................................................................     217.0     245.4
Current federal income taxes payable......................................................     124.7     147.4
Liabilities transferred in Group Pension Transaction (Note 10)............................   4,897.2   5,099.1
Separate account liabilities..............................................................   5,865.3   6,396.2
Closed Block liabilities (Note 20)........................................................   7,315.8   7,303.3
                                                                                           --------- ---------
   Total liabilities...................................................................... $22,175.8 $22,927.3
                                                                                           ========= =========
Commitments and contingencies (Notes 9 and 18)
 Common stock, $0.01 par value; 400 million shares authorized; 47.2 million shares issued,
   46.2 million shares outstanding........................................................ $     2.5 $     2.5
 Capital in excess of par.................................................................   1,628.6   1,563.6
 Retained earnings........................................................................     382.4     256.1
 Accumulated other comprehensive income...................................................      13.0     (29.4)
                                                                                           --------- ---------
   Total shareholders' equity.............................................................   2,026.5   1,792.8
                                                                                           --------- ---------
   Total liabilities and shareholders' equity............................................. $24,202.3 $24,720.1
                                                                                           ========= =========

         See accompanying notes to consolidated financial statements.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                 Years Ended December 31, 2000, 1999, and 1998

                                                                                      1998
                                                                                   Pro Forma*
                                                         2000     1999      1998   (Unaudited)
                                                       -------- --------  -------- -----------
                                                                   ($ in millions)
Revenues:
Premiums.............................................. $  118.1 $   96.3  $  621.7  $   77.9
Universal life and investment-type product policy fees    205.8    196.3     151.6     151.6
Net investment income (Note 11).......................    575.2    524.9     688.3     361.1
Net realized gains on investments (Note 11)...........     44.5    122.2     168.7     160.9
Group Pension Profits (Note 10).......................     37.1     63.0      56.8      56.8
Other income..........................................    221.1    195.8     162.6     161.3
Contribution from the Closed Block....................     42.8     44.8       5.7      52.2
                                                       -------- --------  --------  --------
                                                        1,244.6  1,243.3   1,855.4   1,021.8
                                                       -------- --------  --------  --------
Benefits and expenses:
Benefits to policyholders.............................    166.9    147.0     679.8     124.4
Interest credited to policyholders' account balances..    101.8    106.6     112.7     105.0
Amortization of deferred policy acquisition costs.....     78.7     70.3     122.0      52.2
Dividends to policyholders............................      2.6      1.9     195.8       3.3
Other operating costs and expenses....................    495.8    536.6     451.7     443.5
Demutualization Expenses..............................       --      2.0      27.2        --
                                                       -------- --------  --------  --------
                                                          845.8    864.4   1,589.2     728.4
                                                       -------- --------  --------  --------
Income before income taxes & extraordinary item.......    398.8    378.9     266.2     293.4
                                                       -------- --------  --------  --------
Income tax expense....................................    134.8    131.4     102.7     102.7
                                                       -------- --------  --------  --------
Income before extraordinary item......................    264.0    247.5     163.5     190.7
                                                       -------- --------  --------  --------
Extraordinary item (Note 4)...........................     37.7       --        --        --
                                                       -------- --------  --------  --------
Net income............................................    226.3    247.5     163.5     190.7
                                                       -------- --------  --------  --------
Other comprehensive income, net (Note 11).............     42.4   (181.8)     34.3
                                                       -------- --------  --------
Comprehensive income.................................. $  268.7 $   65.7  $  197.8
                                                       ======== ========  ========

----------
* The pro forma information gives effect to the transactions referred to in Notes 1 and 22.


         See accompanying notes to consolidated financial statements.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                 Years Ended December 31, 2000, 1999, and 1998

                                                                                            Accumulated
                                                                       Capital                 Other         Total
                                                               Common In Excess Retained   Comprehensive Shareholders'
                                                               Stock   of Par   Earnings      Income        Equity
                                                               ------ --------- ---------  ------------- -------------
                                                                                   ($ in millions)
Balance, December 31, 1997....................................                    1,202.5       118.1       1,320.6
Demutualization transaction...................................         1,344.2   (1,357.4)                    (13.2)
Capital Contribution..........................................   2.0     219.9                                221.9
Comprehensive income:
 Net income before demutualization............................                      154.9                     154.9
 Net income after demutualization.............................                        8.6                       8.6
                                                                ----  --------  ---------     -------      --------
 Net income for the year......................................                      163.5                     163.5
 Other comprehensive income:
   Unrealized losses on investments, net of unrealized gains,
     reclassification adjustments, and taxes (Note 11)........                                   31.4          31.4
   Minimum pension liability adjustment.......................                                    2.9           2.9
                                                                                              -------      --------
 Other comprehensive income...................................                                   34.3          34.3
                                                                                                           --------
Comprehensive Income..........................................                                                197.8
                                                                ----  --------  ---------     -------      --------
Balance, December 31, 1998....................................   2.0   1,564.1        8.6       152.4       1,727.1
Comprehensive income:
 Net income...................................................                      247.5                     247.5
 Other comprehensive income:
   Unrealized gains on investments, net of unrealized losses,
     reclassification adjustments, and taxes (Note 11)........                                 (181.8)       (181.8)
Change in number of authorized and
  outstanding shares..........................................   0.5      (0.5)
Comprehensive income/(loss)...................................                                                 65.7
                                                                ----  --------  ---------     -------      --------
Balance, December 31, 1999....................................   2.5   1,563.6      256.1       (29.4)      1,792.8
Dividends Payable.............................................                     (100.0)                   (100.0)
Capital Contribution..........................................            65.0                                 65.0
Comprehensive income:
 Net income...................................................                      226.3                     226.3
 Other comprehensive income:
   Unrealized losses on investment, net of unrealized gains,
     reclassifications and adjustments, and taxes (Note 11)...                                   46.2          46.2
Minimum pension liability adjustment..........................                                   (3.8)         (3.8)
                                                                ----  --------  ---------     -------      --------
Other Comprehensive Income....................................                                   42.4          42.4
                                                                                                           --------
Comprehensive income..........................................                                                268.7
                                                                ----  --------  ---------     -------      --------
Balance, December 31, 2000....................................  $2.5  $1,628.6  $   382.4     $  13.0      $2,026.5
                                                                ====  ========  =========     =======      ========

         See accompanying notes to consolidated financial statements.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 Years Ended December 31, 2000, 1999, and 1998

                                                                                                2000       1999       1998
                                                                                              ---------  ---------  ---------
                                                                                                      ($ in millions)
Cash flows from operating activities (see Note 4):
Net income................................................................................... $   226.4  $   247.5  $   163.5
Adjustments to reconcile net income to net cash provided by operating activities:
 Interest credited to policyholders' account balances........................................      93.1      105.0      110.6
 Universal life and investment-type product policy fee income................................    (127.4)    (143.5)    (123.6)
 Capitalization of deferred policy acquisition costs.........................................    (175.0)    (148.8)    (124.5)
 Amortization of deferred policy acquisition costs...........................................      78.7       70.3      122.0
 Provision for depreciation and amortization.................................................      33.2       31.5       41.4
 Provision for deferred federal income taxes.................................................      63.4       57.4       11.4
 Net realized gains on investments...........................................................     (44.4)    (122.2)    (168.7)
 Non-cash distributions from investments.....................................................    (226.7)    (172.8)     (35.1)
 Change in other assets and accounts payable and other liabilities...........................     (45.4)     (26.4)     (32.7)
 Change in future policy benefits............................................................      13.3       (3.7)     136.2
 Change in other policyholders' liabilities..................................................       2.0       15.6       32.9
 Change in current federal income taxes payable..............................................       2.3      103.8      (14.9)
 Initial cash transferred to the Closed Block................................................        --         --      (46.9)
 Extraordinary loss on extinguishment of debt................................................      56.8
 Contribution from the Closed Block..........................................................     (42.8)     (44.8)      (5.7)
                                                                                              ---------  ---------  ---------
Net cash (used in)/provided by operating activities.......................................... $   (92.5) $   (31.4) $    65.9
                                                                                              ---------  ---------  ---------
Cash flows from investing activities:
Sales, maturities or repayments of:
 Fixed maturities............................................................................ $   603.0  $   689.4  $   887.3
 Equity securities...........................................................................     514.2      328.1      177.4
 Mortgage loans on real estate...............................................................     377.7      132.9      424.4
 Real estate.................................................................................     149.0      350.7      578.3
 Other invested assets.......................................................................       1.6       18.7       46.0
Acquisitions of investments:
 Fixed maturities............................................................................    (629.3)    (830.0)  (1,479.7)
 Equity securities...........................................................................    (127.6)    (152.0)    (230.5)
 Mortgage loans on real estate...............................................................    (251.6)    (412.0)    (422.4)
 Real estate.................................................................................     (43.0)     (44.5)     (39.5)
 Other invested assets.......................................................................     (53.8)     (20.6)      (2.1)
 Policy loans, net...........................................................................     (11.7)      (7.8)     (17.8)
 Other, net..................................................................................    (150.0)      60.3        8.8
 Property & equipment, net...................................................................     (54.8)     (22.5)     (30.9)
 Acquisition of subsidiaries, net of cash acquired...........................................        --         --      (46.0)
                                                                                              ---------  ---------  ---------
Net cash provided by/(used in) investing activities.......................................... $   323.7  $    90.7  $  (146.7)
                                                                                              =========  =========  =========
Cash flows from financing activities:
Issuance of debt............................................................................. $   215.0  $      --  $      --
Repayments of debt...........................................................................    (301.3)     (84.8)     (61.3)
Receipts from annuity and universal life policies credited to policyholders' account balances   2,265.1    1,851.5    1,254.0
Return of policyholders' account balances on annuity policies and universal life policies....  (2,275.9)  (1,863.6)  (1,377.0)
Capital Contribution.........................................................................      65.0         --      22.19
Dividends paid to shareholders...............................................................    (100.0)        --         --
Net cash provided/(used in) by financing activities..........................................    (132.1)     (96.9)      37.6
                                                                                              ---------  ---------  ---------
Net increase/(decrease) in cash and cash equivalents.........................................      99.1      (37.6)     (43.2)
Cash and cash equivalents, beginning of year.................................................     232.6      270.2      313.4
                                                                                              ---------  ---------  ---------
Cash and cash equivalents, end of year....................................................... $   331.7  $   232.6  $   270.2
                                                                                              =========  =========  =========
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Income taxes................................................................................. $    93.3  $    20.1  $    97.4
Interest..................................................................................... $    25.6  $    20.3  $    20.3

         See accompanying notes to consolidated financial statements.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business:

   On November 16, 1998, pursuant to its Plan of Reorganization (the "Plan") which was approved by the New York Superintendent of Insurance on the same day (the "Plan Effective Date"), The Mutual Life Insurance Company of New York ("MONY") converted from a mutual life insurance company to a stock life insurance company (the "Demutualization") and became a wholly owned subsidiary of The MONY Group Inc., (the "MONY Group" or the "Holding Company"), a Delaware corporation organized on June 24, 1997 for the purpose of becoming the parent holding company of MONY. In connection with the Plan, MONY established a closed block, as more fully discussed in Note 3, to fund the guaranteed benefits and dividends of certain participating insurance policies and eligible policyholders received cash, policy credits, or shares of common stock of the MONY Group in exchange for their membership interests in MONY (see Note 4). Also, on November 16, 1998, the MONY Group consummated an initial public offering (the "Offerings") of approximately 12.9 million shares of its common stock (see Note 4) and MONY changed its name to MONY Life Insurance Company (MONY Life Insurance Company and its subsidiaries are hereafter collectively referred to as "MONY Life"). The shares of common stock issued in the Offerings are in addition to approximately 34.3 million shares of common stock of the MONY Group distributed to the aforementioned eligible policyholders. The Plan and the Offerings are hereafter collectively referred to as the "Transaction." See Note 4. During 1999, the Company increased its number of shares authorized and outstanding from 2.0 million to 2.5 million in order to comply with statutory requirement.

   MONY Life and its subsidiaries (hereafter collectively referred to as the "Company"), is primarily engaged in the business of providing a wide range of life insurance, annuity, and investment products to higher income individuals, particularly family builders, pre-retirees, and small business owners (see Note
5). The Company distributes its products primarily through its career agency sales force and various complementary distribution channels. These include sales of mutual funds sold by Enterprise Capital Management through third-party broker dealers, sales of protection products through brokerage general agencies, sales of corporate-owned life insurance ("COLI") products by the Company's corporate marketing team and sales of a variety of financial products and services through the Company's Trusted Securities Advisors Corp. subsidiary. The Company primarily sells its products in all 50 of the United States, the District of Columbia, the U.S. Virgin Islands, Guam and the Commonwealth of Puerto Rico.

   In 2001, the MONY Group Inc. acquired two new subsidiaries, Advest Group Inc. ("Advest") and Matrix Capital Markets Group ("Matrix").

2. Investment Agreement:

   On December 30, 1997, affiliates of Goldman, Sachs & Co. (the "Investors"), one of the underwriters for the Offerings, entered into an investment agreement with MONY (the "Investment Agreement"), pursuant to which: (i) the Investors purchased, for $115.0 million (the "Consideration"), Surplus Notes issued by MONY (the "MONY Notes") with an aggregate principal amount equal to the Consideration (see Note 16), and (ii) the Investors purchased, for $10.0 million, warrants (the "Warrants") to purchase from the Holding Company (after giving effect to the initial public offering) in the aggregate 7.0% of the fully diluted Common Stock as of the first date following such effectiveness on which shares of Common Stock were first issued to Eligible Policyholders (December 24, 1998).

3. The Closed Block:

   On November 16, 1998, the Company established a closed block (the "Closed Block") of certain participating insurance policies as defined in the Plan (the "Closed Block Business"). In conjunction therewith, the Company allocated assets to the Closed Block expected to produce cash flows which, together with anticipated revenues from the Closed Block Business, are reasonably expected to be sufficient to support the Closed Block Business, including but not limited to, provision for payment of claims and surrender benefits, certain expenses and taxes, and for continuation of current payable dividend scales in effect at the date of Demutualization, assuming the experience underlying such dividend scales continues, and for appropriate adjustments in such scales if the experience changes. The assets allocated to the Closed Block and the aforementioned revenues inure solely to the benefit of the owners of policies included in the Closed Block.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The assets and liabilities allocated to the Closed Block are recorded in the Company's financial statements at their historical carrying values. The carrying value of the assets allocated to the Closed Block are less than the carrying value of the Closed Block liabilities at the Plan Effective Date. The excess of the Closed Block liabilities over the Closed Block assets at the Plan Effective Date represents the total estimated future post-tax contribution expected to emerge from the operation of the Closed Block, which will be recognized in the Company's income over the period the policies and the contracts in the Closed Block remain in force.

   To the extent that the actual cash flows, subsequent to the Plan Effective Date, from the assets allocated to the Closed Block and the Closed Block Business are, in the aggregate, more favorable than assumed in establishing the Closed Block, total dividends paid to the Closed Block policyholders in future years will be greater than the total dividends that would have been paid to such policyholders if the current payable dividend scales had been continued. Conversely, to the extent that the actual cash flows, subsequent to the Plan Effective Date, from the assets allocated to the Closed Block and the Closed Block Business are, in the aggregate, less favorable than assumed in establishing the Closed Block, total dividends paid to the Closed Block policyholders in future years will be less than the total dividends that would have been paid to such policyholders if the current payable dividend scales had been continued. Accordingly, the recognition of the aforementioned estimated future post-tax contribution expected to emerge from the operation of the Closed Block is not affected by the aggregate actual experience of the Closed Block assets and the Closed Block Business subsequent to the Plan Effective Date, except in the unlikely event that the Closed Block assets and the actual experience of the Closed Block Business subsequent to the Plan Effective Date are not sufficient to pay the guaranteed benefits on the Closed Block Policies, in which case the Company will be required to fund any such deficiency from its general account assets outside of the Closed Block.

   In addition, MONY has undertaken to reimburse the Closed Block from its general account assets outside the Closed Block for any reduction in principal payments due on the Series A Notes (which have been allocated to the Closed Block) pursuant to the terms thereof, as described in Note 10. Since the Closed Block has been funded to provide for payment of guaranteed benefits and the continuation of current payable dividends on the policies included therein, it will not be necessary to use general funds to pay guaranteed benefits unless the Closed Block Business experiences very substantial ongoing adverse experience in investment, mortality, persistency or other experience factors. The Company regularly (at least quarterly) monitors the experience from the Closed Block and may make changes to the dividend scale, when appropriate, to ensure that the profits are distributed to the Closed Block policyholders in a fair and equitable manner. In addition, periodically the New York Insurance Department requires the filing of an independent auditor's report on the operations of the Closed Block.

   The results of the Closed Block are presented as a single line item in the Company's statements of income entitled, "Contribution from the Closed Block." Prior to the establishment of the Closed Block the results of the assets and policies comprising the Closed Block were reported in various line items in the Company's income statements, including: premiums, investment income, net realized gains and losses on investments, benefits, amortization of deferred policy acquisition costs, etc. In addition, all assets and liabilities allocated to the Closed Block will be reported in the Company's balance sheet separately under the captions "Closed Block assets" and "Closed Block liabilities", respectively. Accordingly, certain line items in the Company's financial statements subsequent to the establishment of the Closed Block reflect material reductions in reported amounts, as compared to years prior to the establishment of the Closed Block, while having no effect on net income. See Note 4, New Accounting Pronouncements.

   The pre-tax Contribution from the Closed Block includes only those revenues, benefit payments, dividends, premium taxes, state guaranty fund assessments, and investment expenses considered in funding the Closed Block. However, many expenses associated with operating the Closed Block and administering the policies included therein were excluded from and, accordingly, are not funded in the Closed Block. These expenses are reported in the Company's statement of operations, outside of the Contribution from the Closed Block, consistent with how they are funded. Such expenses are reported in the separate line items to which they apply based on the nature of such expenses. Federal income taxes applicable to the Closed Block, which are funded in the Closed Block, are reflected as a component of federal income tax expense in the Company's statement of operations. Since many expenses related to the Closed Block are funded outside the Closed Block, operating costs and expenses outside the Closed Block are disproportionate to the level of business outside the Closed Block.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

4. Summary of Significant Accounting Policies:

  Basis of Presentation

   The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management these statements include all normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows of the Company for the periods presented. Actual results could differ significantly from those estimates. The most significant estimates made in conjunction with the preparation of the Company's financial statements include those used in determining (i) deferred policy acquisition costs, (ii) the liability for future policy benefits, and (iii) valuation allowances for mortgage loans and real estate to be disposed of, and impairment writedowns for real estate held for investment and other invested assets. Certain reclassifications have been made in the amounts presented for prior periods to conform those periods to the current presentation.

  Principles of Consolidation

   The accompanying consolidated financial statements include the accounts of the Company and those partnerships in which the Company has a majority voting interest. All significant intercompany accounts and transactions have been eliminated.

   Minority interest related to partnerships that are consolidated, which is included in Accounts Payable and Other Liabilities, amounted to $0.0 million and $17.4 million at December 31, 2000 and 1999, respectively.

  Transaction

   Net proceeds from the Offerings totaled $282.5 million. Approximately $60.6 million of the net proceeds were retained by the MONY Group and the balance of approximately $221.9 million was contributed to MONY Life.

   Of the net proceeds contributed by the MONY Group to MONY Life, approximately $168.2 million is for use by MONY Life in its general operations, approximately $13.2 million was used to fund policy credits required to be credited to Eligible Policyholders pursuant to the Plan, and $40.5 million represents a reimbursement for the estimated after-tax cost of expenses incurred by MONY Life to effect the Demutualization, as required by the New York Insurance Law.

   Of the net proceeds retained by the MONY Group, approximately $2.5 million was used to pay cash to Eligible Policyholders who received cash as described in the Plan (other than pursuant to an expression of a preference to receive cash), $10.0 million is for working capital for the MONY Group, $30.0 million is to be used to pay dividends on the MONY Group's common stock and $18.1 million was used by the MONY Group to pay cash to eligible policyholders pursuant to an expression of a preference to receive cash in accordance with the Plan.

   In connection with the Demutualization on the Plan Effective Date, eligible policyholders received, in the aggregate, approximately $20.6 million of cash, $13.2 million of policy credits and 34.3 million shares of common stock of the MONY Group in exchange for their membership interests in MONY. In conjunction with the Offerings, approximately 12.9 million shares of the common stock of MONY Group were issued at an initial public offering of $23.50 per share. The Demutualization was accounted for as a reorganization. Accordingly, the Company's retained earnings at the Plan Effective Date (net of the aforementioned cash payments and policy credits which were charged directly to retained earnings) were reclassified to "Common stock" and "Capital in excess of par."

   In addition, the capital of the MONY Group includes $10.0 million relating to the Warrants (see Note 2), which as a subsidiary of MONY prior to the Plan Effective Date, was recorded in MONY's consolidated financial statements as minority interest.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Valuation of Investments and Realized Gains and Losses

   All of the Company's fixed maturity securities are classified as available-for-sale and are reported at estimated fair value. The Company's equity securities are comprised of investments in common stocks and limited partnership interests. The Company's investments in common stocks are classified as available-for-sale and are reported at estimated fair value. The Company accounts for its investments in limited partnership interests in accordance with the equity method of accounting or the cost method of accounting depending upon the Company's percentage of ownership of the partnership and the date it was acquired. In general, partnership interests acquired after May 18, 1995 are accounted for in accordance with the equity method of accounting if the Company's ownership interest exceeds 3 percent, whereas, if the partnership was acquired prior to May 18, 1995, the equity method would be applied only if the Company's ownership interest exceeded 20 percent. In all other circumstances the Company accounts for its investment in limited partnership interests in accordance with the cost method. Unrealized gains and losses on fixed maturity securities and common stocks are reported as a separate component of other comprehensive income, net of deferred income taxes and an adjustment for the effect on deferred policy acquisition costs that would have occurred if such gains and losses had been realized. The cost of fixed maturity securities and common stock is adjusted for impairments in value deemed to be other than temporary. These adjustments are reflected as realized losses on investments. Realized gains and losses on sales of investments are determined on the basis of specific identification.

   Mortgage loans on real estate are stated at their unpaid principal balances, net of valuation allowances. Valuation allowances are established for the excess of the carrying value of a mortgage loan over its estimated fair value when the loan is considered to be impaired. Mortgage loans are considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Estimated fair value is based on either the present value of expected future cash flows discounted at the loan's original effective interest rate, or the loan's observable market price (if considered to be a practical expedient), or the fair value of the collateral if the loan is collateral dependent and if foreclosure of the loan is considered probable. The provision for loss is reported as a realized loss on investment. Loans in foreclosure and loans considered to be impaired, other than restructured loans, are placed on non-accrual status. Interest received on non-accrual status mortgage loans is included in investment income in the period received. Interest income on restructured mortgage loans is accrued at the restructured loans' interest rate.

   Real estate held for investment, as well as related improvements, are generally stated at cost less depreciation. Depreciation is determined using the straight-line method over the estimated useful life of the asset (which may range from 5 to 40 years). Cost is adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In performing the review for recoverability, management estimates the future cash flows expected from real estate investments, including the proceeds on disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the real estate, an impairment loss is recognized. Impairment losses are based on the estimated fair value of the real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired in satisfaction of debt is recorded at estimated fair value at the date of foreclosure. Real estate that management intends to sell is classified as "to be disposed of." Real estate to be disposed of is reported at the lower of its current carrying value or estimated fair value less estimated sales costs. Changes in reported values relating to real estate to be disposed of and impairments of real estate held for investment are reported as realized gains or losses on investments.

   Policy loans are carried at their unpaid principal balances. Cash and cash equivalents include cash on hand, amounts due from banks and highly liquid debt instruments with an original maturity of three months or less.

  Recognition of Insurance Revenue and Related Benefits

   Premiums from participating and non-participating traditional life, health and annuity policies with life contingencies are recognized as premium income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenue from these types of products consist of amounts assessed during the period against policyholders' account balances for policy administration charges, cost of insurance and surrender charges and mortality and expense charges on variable contracts. Policy benefits charged to expense include benefit claims incurred in the period in excess of the related policyholders' account balance.

  Deferred Policy Acquisition Costs ("DAC")

   The costs of acquiring new business, principally commissions, underwriting, agency, and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred.

   For participating traditional life policies, DAC is amortized over the expected life of the contracts (30 years) as a constant percentage based on the present value of estimated gross margins expected to be realized over the life of the contracts using the expected investment yield. At December 31, 2000, the expected investment yield for the Closed Block was 7.29% for the year 2000 with subsequent years grading down to an ultimate aggregate yield of 7.12% in year 2013. The expected investment yield was 7.50% for participating traditional life policies issued subsequent to the creation of the Closed Block. Estimated gross margins include anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends.

   For universal life products and investment-type products, DAC is amortized over the expected life of the contracts (ranging from 15 to 30 years) as a constant percentage based on the present value of estimated gross profits expected to be realized over the life of the contracts using the initial locked in discount rate. For non-participating term policies, DAC is amortized over the expected life of the contracts (ranging from 10 to 20 years) in proportion to premium revenue recognized. The discount rate for all products is 8%. Estimated gross profits arise principally from investment results, mortality and expense margins and surrender charges.

   DAC is subject to recoverability testing at the time of policy issuance and loss recognition testing at the end of each accounting period. The effect on the amortization of DAC of revisions in estimated experience is reflected in earnings in the period such estimates are revised. In addition, the effect on the DAC asset that would result from the realization of unrealized gains (losses) is recognized through an offset to Other Comprehensive Income as of the balance sheet date.

  Future Policy Benefits and Policyholders' Account Balances

   Future policy benefit liabilities for participating traditional life policies are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Dividend fund interest assumptions range from 2.0 percent to
5.5 percent.

   Policyholders' account balances for universal life and investment-type contracts represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals. The weighted average interest crediting rate for universal life products was approximately 5.9%, 5.6% and 6.0% for the years ended December 31, 2000, 1999, and 1998, respectively. The weighted average interest crediting rate for investment-type products was approximately 4.9%, 5.1% and 5.2% for the years ended December 31, 2000, 1999, and 1998, respectively.

  Dividends to Policyholders

   Dividends to policyholders, which are substantially all on the Closed Block Business (see Note 3) are determined annually by the Board of Directors of MONY Life. The aggregate amount of policyholders' dividends is related to actual interest, mortality and morbidity for the year.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Participating Business

   At December 31, 2000 and 1999, participating business, substantially all of which is in the Closed Block, represented approximately 53.3% and 63.5% of the Company's life insurance in force, and 74.4% and 81.2% of the number of life insurance policies in force, respectively. For each of the years ended December 31, 2000 and 1999, participating business, represented approximately 91.6% and 95.9%, respectively, of life insurance premiums.

  Property, Equipment, and Leasehold Improvements

   Property, equipment and leasehold improvements, which are reported in Other Assets, are stated at cost less accumulated depreciation and amortization. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets which generally range from 3 to 40 years. Amortization of leasehold improvements is determined using the straight-line method over the lesser of the unexpired lease term or the estimated useful life of the improvement.

   Accumulated depreciation of property and equipment and amortization of leasehold improvements was $46.7 million and $38.4 million at December 31, 2000 and 1999, respectively. Related depreciation and amortization expense was $18.1 million, $16.6 million, and $11.4 million for the years ended December 31, 2000, 1999, and 1998, respectively.

  Federal Income Taxes

   The Company files a consolidated federal income tax return with its life and non-life affiliates except Sagamore Financial Corporation and its subsidiaries. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

  Reinsurance

   The Company has reinsured certain of its life insurance and investment contracts with other insurance companies under various agreements. Amounts due from reinsurers are estimated based on assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Policy and contract liabilities are reported gross of reserve credits. Gains on reinsurance are deferred and amortized into income over the remaining life of the underlying reinsured contracts.

   In determining whether a reinsurance contract qualifies for reinsurance accounting, Statement of Financial Accounting Standards ("SFAS") No. 113 "Accounting and reporting for reinsurance of short-duration and long-duration contracts" requires that there be a "reasonable possibility" that the reinsurer may realize a "significant loss" from assuming insurance risk under the contract. In making this assessment, the Company projects the results of the policies reinsured under the contract under various scenarios and assesses the probability of such results actually occurring. The projected results represent the present value of all the cash flows under the reinsurance contract. The Company generally defines a "reasonable possibility" as having a probability of at least 10%. In assessing whether the projected results of the reinsured business constitute a "significant loss", the Company considers: (i) the ratio of the aggregate projected loss, discounted at an appropriate rate of interest (the "aggregate projected loss"), to an estimate of the reinsurer's investment in the contract, as hereafter defined, and (ii) the ratio of the aggregate projected loss to an estimate of the total premiums to be received by the reinsurer under the contract discounted at an appropriate rate of interest.

   The reinsurer's investment in a reinsurance contract consists of amounts paid to the ceding company at the inception of the contract (e.g. expense allowances and the excess of liabilities assumed by the reinsurer over the assets transferred to the reinsurer under the contract) plus the amount of capital required to support such business consistent with prudent business practices, regulatory requirements, and the reinsurer's credit rating. The Company estimates the capital required to support such business based on what it considers to be an appropriate level of risk-based capital in light of regulatory requirements and prudent business practices.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Separate Accounts

   Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent that the value of such assets exceeds the separate account liabilities. Investments held in separate accounts and liabilities of the separate accounts are reported separately as assets and liabilities. Substantially all separate account assets are reported at estimated fair value. Investment income and gains or losses on the investments of separate accounts accrue directly to contractholders and, accordingly, are not reflected in the Company's consolidated statements of income and cash flows. Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues.

  Consolidated Statements of Cash Flows -- Non-cash Transactions

   For the years ended December 31, 2000, 1999, and 1998, respectively, real estate of $0.5 million, $27.0 million, and $5.0 million was acquired in satisfaction of debt (including the Closed Block of $22.0 million). At December 31, 2000 and 1999, the Company owned real estate acquired in satisfaction of debt of $41.5 million and $121.0 million, respectively. Other non-cash transactions, which are reflected in the statement of cash flows as a reconciling item from net income to net cash provided by operating activities, consisted primarily of stock distributions from the Company's partnership investments and payment-in-kind for interest due on certain fixed maturity securities.

  Extraordinary Item Repurchase of Surplus Notes

   For the year ended December 31, 2000, the Company reported an extraordinary charge of $37.7 after tax ($58.1 million pre-tax) million. The charge in 2000 represents the cost incurred by the company in connection with the repurchase of the $115.0 million face amount 9.5% coupon surplus notes, and $123.0 million face amount of its $125.0 million face amount 11.25% coupon surplus notes that were outstanding at December 31, 1999.

  Demutualization Expenses

   The charge reflected in 1999 represented expenses incurred in connection with the Company's commission-free sale and purchase program (the "Program") offered to shareholders pursuant to the Plan. The Program commenced August 17, 1999 and ended on November 17, 1999. Pursuant to the Program, shareholders who owned fewer than 100 shares could sell all of their shares or purchase additional shares to round up to 100 shares without incurring commissions. The costs incurred in 1998 primarily included the fees of financial, legal, actuarial and accounting advisors to the Company and to the New York Insurance Department, as well as printing and postage for communication with policyholders incurred in connection with the Demutualization.

  New Accounting Pronouncements

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires all derivatives to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. The corresponding derivative gains and losses should be reported based on the hedge relationship that exists, if there is one. Changes in the fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS 133, are required to be reported in earnings. SFAS 133, as amended by SFAS 137, is effective for all fiscal quarters of the fiscal years beginning after June 15, 2000. SFAS 137 delayed the effective date of SFAS 133 by one year. Adoption of this standard will have no material effect on the Company's earnings or financial position.

   On December 26, 2000 the American Institute of Certified Public Accountants issued Statement of Position 00-3, "Accounting by Insurance Enterprises for Demutualizations and Formations of Mutual Insurance Holding Companies for Certain Long-Duration Participating Contracts" (SOP 00-3). SOP 00-3 provides guidance with respect to accounting for demutualizations and requires, among other things, that, (i) Closed Block assets, liabilities, revenues, and expenses should be displayed in financial

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES statements combined with all other assets, liabilities, revenues, and expenses outside the Closed Block, and (ii) demutualization expenses be classified as a single line item within income from continuing operations. The guidance in SOP-03 requires restatement of financial statements presented for years prior to its issuance and is effective for fiscal years beginning after December 15, 2000, except as it pertains to demutualization expenses which is effective immediately. Accordingly, the consolidated statements of income and comprehensive income and related per share amounts for 1999 and 1998 have been restated from those reported in the Company's prior year to reflect the reclassification of demutualization expenses and related tax effects of $2.0 million in 1999 and $34.3 million in 1998 from extraordinary items to a separate line item entitled "Demutualization expenses." The adoption of the remaining provisions of this SOP will not have any impact on the Company's financial position or results of operations.

   In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of SFAS No. 125." SFAS No. 140 specifies the accounting and reporting requirements for securitizations and other transfers of financial assets and collateral, recognition and measurement of servicing assets and liabilities and the extinguishment of liabilities. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and is to be applied prospectively with certain exceptions. This statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Adoption of the new requirements is not expected to have a significant impact on the Company's consolidated financial position or earnings.

   In December 1999, the staff of the Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," which was effective fourth quarter 2000. SAB No. 101 addresses revenue recognition issues; its implementation did not have a material impact on the Company's consolidated financial position or statement of earnings.

5. Segment Information:

   The Company's business activities consist of the following: protection product operations, accumulation product operations, mutual fund operations, securities broker-dealer operations, insurance brokerage operations, and certain insurance lines of business no longer written by the Company (the "run-off businesses"). These business activities represent the Company's operating segments. Except as discussed below, these segments are managed separately because they either provide different products or services, are subject to different regulation, require different strategies, or have different technology requirements.

   Management considers the Company's mutual fund operations to be an integral part of the products offered by the Company's accumulation products segment, since substantially all the mutual funds sold by the Company are offered through, and in conjunction with, the products marketed by the accumulation products segment. Accordingly, for management purposes (including, performance assessment and making decisions regarding the allocation of resources), the Company aggregates its mutual fund operations with its accumulation products segment.

   Of the aforementioned segments, only the protection products segment and the accumulation products segment qualify as reportable segments in accordance with FASB Statement No. 131. All of the Company's other segments are combined and reported in an other products segment.

   Products comprising the protection products segment primarily include a wide range of insurance products, including: whole life, term life, universal life, variable universal life, corporate-owned life insurance, last survivor variable universal life, last survivor universal life, group universal life and special-risk products. In addition, included in the protection products segment are: (i) the assets and liabilities transferred pursuant to the Group Pension Transaction, as well as the Group Pension Profits (see Note 10), (ii) the Closed Block assets and liabilities, as well as the Contribution from the Closed Block and (iii) the Company's disability income insurance business. Products comprising the accumulation products segment primarily include flexible premium variable annuities, single premium deferred annuities, immediate annuities, proprietary mutual funds, investment management

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES services, and certain other financial services products. The Company's other products segment primarily consists of the securities broker-dealer operation, the insurance brokerage operation, and the run-off businesses. The securities broker-dealer operation markets the Company's proprietary investment products and, in addition, provides customers of the Company's protection and accumulation products access to other non-proprietary investment products (including stocks, bonds, limited partnership interests, tax-exempt unit investment trusts and other investment securities). The insurance brokerage operation provides the Company's field agency force with access to life, annuity, small group health and specialty insurance products written by other carriers to meet the insurance and investment needs of its customers. The run-off businesses primarily consist of group life and health business, as well as group pension business that was not included in the Group Pension Transaction (see Note 10).

   Set forth in the table below is certain financial information with respect to the Company's operating segments as of and for each of the years ended December 31, 2000, 1999 and 1998, as well as amounts not allocated to the segments. Except for various allocations discussed below, the accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates the performance of each operating segment based on profit or loss from operations before income taxes and nonrecurring items (e.g. items of an unusual or infrequent nature). The Company does not allocate certain non-recurring items to the segments. In addition, substantially all segment revenues are from external sources.

   Assets have been allocated to the segments in amounts sufficient to support the associated liabilities of each segment. In addition, capital is allocated to each segment in amounts sufficient to maintain a targeted regulatory risk-based capital ("RBC") level for each segment (see Note 19). Allocations of net investment income and net realized gains on investments were based on the amount of assets allocated to each segment. Other costs and operating expenses were allocated to each of the segments based on: (i) a review of the nature of such costs, (ii) time studies analyzing the amount of employee compensation costs incurred by each segment, and (iii) cost estimates included in the Company's product pricing. Substantially all non-cash transactions and impaired real estate (including real estate acquired in satisfaction of debt) have been allocated to the Protection Products segment (see Note 4).

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Amounts reported as "reconciling amounts" in the table below primarily relate to: (i) contracts issued by MONY Life relating to its employee benefit plans, (ii) a one-time restructuring charge in 1999 of $59.7 million pre-tax relating to the Company's early retirement program (see Note 22) and (iii) demutualization expenses incurred in 1999 and 1998.

                     Segment Summary Financial Information

                                                                       2000   1999   1998
                                                                      ------ ------ ------
                                                                        ($ in millions)
Premiums:
Protection Products.................................................. $103.3 $ 82.0 $602.2
Accumulation Products................................................    1.3    0.9    2.6
Other Products.......................................................   13.5   13.4   16.9
                                                                      ------ ------ ------
                                                                      $118.1 $ 96.3 $621.7
                                                                      ====== ====== ======
Universal life and investment-type product policy fees:
Protection Products.................................................. $134.8 $122.3 $ 86.2
Accumulation Products................................................   70.0   73.3   64.1
Other Products.......................................................    1.0    0.7    1.3
                                                                      ------ ------ ------
                                                                      $205.8 $196.3 $151.6
                                                                      ====== ====== ======
Net investment income and net realized gains (losses) on investments:
Protection Products.................................................. $408.0 $445.1 $655.5
Accumulation Products................................................  124.9  132.4  136.3
Other Products.......................................................   68.9   67.3   63.0
Reconciling amounts..................................................   17.9    2.3    2.2
                                                                      ------ ------ ------
                                                                      $619.7 $647.1 $857.0
                                                                      ====== ====== ======
Other income:
Protection Products(1)(7)............................................ $ 98.3 $123.0 $ 85.5
Accumulation Products................................................  120.2   95.1   72.8
Other Products.......................................................   77.4   80.7   61.1
Reconciling amounts..................................................    5.1    4.8    5.7
                                                                      ------ ------ ------
                                                                      $301.0 $303.6 $225.1
                                                                      ====== ====== ======
Amortization of deferred policy acquisition costs:
Protection Products.................................................. $ 50.4 $ 39.6 $ 92.4
Accumulation Products................................................   28.3   30.7   29.6
                                                                      ------ ------ ------
                                                                      $ 78.7 $ 70.3 $122.0
                                                                      ====== ====== ======
Benefits to policyholders:(2)
Protection Products.................................................. $161.4 $141.7 $663.4
Accumulation Products................................................   68.2   73.7   79.6
Other Products.......................................................   31.5   33.7   41.6
Reconciling amounts..................................................    7.6    4.5    7.9
                                                                      ------ ------ ------
                                                                      $268.7 $253.6 $792.5
                                                                      ====== ====== ======
Other operating costs and expenses:
Protection Products.................................................. $262.2 $277.4 $287.1
Accumulation Products................................................  120.0  105.7   84.4
Other Products.......................................................  100.3   93.1   80.2
Reconciling amounts(11)..............................................   13.3   62.4   27.2
                                                                      ------ ------ ------
                                                                      $495.8 $538.6 $478.9
                                                                      ====== ====== ======

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                           2000       1999       1998
                                         ---------  ---------  ---------
                                                 ($ in millions)
      Income before income taxes:
      Protection Products............... $   278.1  $   315.0  $   193.7
      Accumulation Products.............      98.4       89.6       80.5
      Other Products....................      27.7       34.1       19.2
      Reconciling amounts...............      (5.4)     (59.8)     (27.2)
                                         ---------  ---------  ---------
                                         $   398.8  $   378.9  $   266.2
                                         =========  =========  =========
      Assets:
      Protection Products (3) (8)....... $16,239.0  $16,181.4  $16,580.9
      Accumulation Products.............   5,593.5    6,175.0    6,171.3
      Other Products....................   1,060.8    1,187.6    1,256.2
      Reconciling amounts...............   1,309.0    1,176.1      890.9
                                         ---------  ---------  ---------
                                         $24,202.3  $24,720.1  $24,889.3
                                         =========  =========  =========
      Deferred policy acquisition costs:
      Protection Products (9)........... $ 1,064.3  $ 1,094.9  $   857.6
      Accumulation Products.............     145.4      153.3      136.7
                                         ---------  ---------  ---------
                                         $ 1,209.7  $ 1,248.2  $   994.3
                                         =========  =========  =========
      Policyholders' liabilities:
      Protection Products (4) (10)...... $10,290.7  $10,231.7  $10,267.0
      Accumulation Products.............   1,060.0    1,236.3    1,318.6
      Other Products....................     381.4      418.9      455.6
      Reconciling amounts...............      17.7       17.4       17.4
                                         ---------  ---------  ---------
                                         $11,749.8  $11,904.3  $12,058.6
                                         =========  =========  =========
      Separate account liabilities: (5)
      Protection Products (6)........... $ 3,939.5  $ 3,843.5  $ 4,056.8
      Accumulation Products.............   4,072.9    4,548.9    4,452.6
      Other Products....................     499.5      604.2      621.9
      Reconciling amounts...............     770.1      832.3      776.4
                                         ---------  ---------  ---------
                                         $ 9,282.0  $ 9,828.9  $ 9,907.7
                                         =========  =========  =========

----------
 (1)Includes Group Pension Profits of $37.1 million, $63.0 million and $56.8 million for the years ended December 31, 2000, 1999 and 1998, respectively. (See Note 10).
 (2)Includes interest credited to policyholders' account balances.
 (3)Includes assets transferred in the Group Pension Transaction of $4,927.7 million, $5,109.8 million and $5,751.8 million as of December 31, 2000, 1999 and 1998, respectively.
 (4)Includes policyholder liabilities transferred in the Group Pension Transaction of $1,468.1 million, $1,645.7 million and $1,824.9 million as of December 31, 2000, 1999 and 1998 respectively.
 (5)Each segment includes separate account assets in an amount not less than the corresponding liability reported.
 (6)Includes separate account liabilities transferred in the Group Pension Transaction of $3,416.7 million, $3,432.7 million and $3,829.6 million as of December 31, 2000, 1999 and 1998, respectively.
 (7)Includes $42.8 million, $44.8 million and $5.7 million relating to the Contribution from the Closed Block for the years ended December 31, 1999 and for period from November 16, 1998 through December 31, 1998 ended December 31, 2000 and 1999, respectively (see Note 3 and Note 20).
 (8)Includes Closed Block assets of $6,251.2 million, $6,182.1 million and $6,161.2 million as of December 31, 2000, 1999 and 1998, respectively (see
    Note 3 and Note 20).
 (9)Includes deferred policy acquisition costs allocated to the Closed Block of $552.6 million, $689.9 million and $554.6 million as of December 31, 2000, 1999 and 1998, respectively (see Note 3 and Note 20).
(10)Includes Closed Block policyholders' liabilities of $7,293.6 million and $7,241.0 million and $7,177.1 million as of December 31, 2000, 1999 and 1998, respectively (see Note 3 and Note 20).
(11)Includes demutualization expenses for the years ended December 31, 1999 and 1998 of $2.0 million and $27.2 million, respectively.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Substantially all of the Company's revenues are derived in the United States. Revenue derived from outside the United States is not material and revenue derived from any single customer does not exceed 10 percent of total consolidated revenues.

   Following is a summary of revenues by product for the years ended December 31, 2000, 1999 and 1998:

                                                         2000   1999   1998
                                                        ------ ------ ------
                                                          ($ in millions)
Premiums:
Individual life (1).................................... $102.8 $ 81.9 $602.5
Disability income insurance............................    0.5    0.6    0.2
Group insurance........................................   13.5   13.4   16.9
Other..................................................    1.3    0.4    2.1
                                                        ------ ------ ------
       Total........................................... $118.1 $ 96.3 $621.7
                                                        ====== ====== ======

                                                         2000   1999   1998
                                                        ------ ------ ------
                                                          ($ in millions)
Universal life and investment-type product policy fees:
Universal life......................................... $ 69.0 $ 73.2 $ 55.4
Variable universal life................................   54.7   37.6   20.4
Group universal life...................................   11.1   11.5   10.4
Individual variable annuities..........................   69.7   72.8   63.4
Individual fixed annuities.............................    1.3    1.2    2.0
                                                        ------ ------ ------
       Total........................................... $205.8 $196.3 $151.6
                                                        ====== ====== ======

----------
(1)Excludes revenues from individual life in the Closed Block of $582.4 million, $620.8 million and $100.1 million for the year ended December 31, 2000, 1999 and 1998 respectively.

6. Deferred Policy Acquisition Costs:

   Policy acquisition costs deferred and amortized in 2000, 1999 and 1998 are as follows:

                                                                  2000    1999     1998
                                                                 ------  ------  --------
                                                                      ($ in millions)
Balance, beginning of year...................................... $558.3  $439.7  $1,007.1
Balance transferred to the Closed Block at November 16, 1998....     --      --    (562.3)
                                                                 ------  ------  --------
                                                                  558.3   439.7     444.8
                                                                 ------  ------  --------
Cost deferred during the year...................................  190.8   148.7     124.7
Amortized to expense during the year............................  (78.7)  (70.3)   (122.0)
Effect on DAC from unrealized (gains) losses (see Note 4).......  (13.3)   40.2      (7.8)
                                                                 ------  ------  --------
Balance, end of the year........................................ $657.1  $558.3  $  439.7
                                                                 ======  ======  ========

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

7. Pension Plans and Other Postretirement Benefits:

  Pension Plans --

   The Company has a qualified pension plan covering substantially all of its salaried employees. The provisions of the plan provide both (a) defined benefit accruals based on (i) years of service, (ii) the employee's final average annual compensation and (iii) wage bases or benefits under Social Security and
(b) defined contribution accruals based on a Company matching contribution equal to 100% of the employee's elective deferrals under the incentive savings plan for employees up to 3% of the employee's eligible compensation and an additional 2% of eligible compensation for each active participant. Effective June 15, 1999, prospective defined contribution accruals in the defined benefit plan ceased and were redirected to the Investment Plan Supplement for Employees. The Company did not make any contribution in the current year or prior year under Section 404 of the Internal Revenue Code ("IRC") because the plan was fully funded under Section 412 of the IRC.

   During 1999, the Company amended its Qualified Pension plan which reduced certain benefit liabilities payable thereunder. The amendment resulted in a decrease of $27.0 million in the plan's projected benefit obligation.

   In July 1999, the Company offered special benefits to its employees who elected by August 15, 1999, voluntary termination of employment (special termination benefits). The special termination benefits represented benefits in excess of that which would normally be due to employees electing to retire early. These excess benefits were calculated based on grants of additional years of service and age used in the benefit calculation. All of the special termination benefits relating to the Company's qualified plan, which aggregated $30.6 million, will be paid from the Plan's assets. All the benefits paid relating to the Company's non-qualified plan, which aggregated $19.4 million, will be paid directly from the Company's assets. As a result of the aforementioned early retirement offer, the Company recorded a charge of $59.7 million in 1999 which included the aforementioned expenses in addition to severance and other related expenses and reflected this amount in Other Operating Costs and Expenses.

   The assets of the qualified pension plan are primarily invested in MONY Pooled Accounts which include common stock, real estate, private placement debt securities and bonds. At December 31, 2000 and 1999, $466.4 million and $495.7 million were invested in the MONY Pooled Accounts. Benefits of $33.9 million, $40.4 million and $26.3 million were paid by this plan for the years ended December 31, 2000, 1999, and 1998, respectively.

   The Company also sponsors a non-qualified employee excess pension plan, which provides both defined benefits and defined contribution accruals in excess of Internal Revenue Service limits to certain employees. The benefits are based on years of service and the employees final average annual compensation. Pension benefits are paid from Company's general accounts.

  Postretirement Benefits--

   The Company provides certain health care and life insurance benefits for retired employees and field underwriters. The Company amortizes its postretirement transition obligation over a period of twenty years.

   Assumed health care cost trend rates typically have a significant effect on the amounts reported for health care plans. However, under the Company's postretirement healthcare plan, there is a per capita limit on the Company's healthcare costs, as a result, a one-percentage point change in the assumed healthcare cost trend rates would have an immaterial affect on amounts reported.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The following presents the change in the benefit obligation, change in plan assets and other information with respect to the Company's qualified and non-qualified defined benefit pension plans and other benefits which represents the Company's postretirement benefit obligation:

                                                                      Pension Benefits  Other Benefits
                                                                      ---------------  ---------------
                                                                       2000     1999    2000     1999
                                                                      ------   ------  -------  ------
                                                                               ($ in millions)
Change in benefit obligation:
Benefit obligation at beginning of year.............................. $373.3   $398.3  $  97.7  $100.0
Service cost.........................................................    6.1     11.7      1.2     2.0
Interest cost........................................................   29.4     27.3      7.3     7.2
Curtailment gain.....................................................   (2.0)    (3.8)      --      --
Terminated benefits..................................................     --     50.0       --      --
Plan amendment.......................................................     --    (27.0)      --      --
Actuarial loss/(gain)................................................   18.9    (38.8)     5.8    (4.0)
Benefits paid........................................................  (39.6)   (44.4)    (8.1)   (7.5)
                                                                      ------   ------  -------  ------
Benefit obligation at end of year....................................  386.1    373.3    103.9    97.7
                                                                      ------   ------  -------  ------
Change in plan assets:
Fair value of plan assets at beginning of year....................... $498.0   $459.8  $    --  $   --
Actual return on plan assets.........................................    9.1     77.4       --      --
Employer contribution................................................    8.6      6.7      8.1     7.5
Benefits and expenses paid...........................................  (45.8)   (45.9)    (8.1)   (7.5)
                                                                      ------   ------  -------  ------
Fair value of plan assets at end of year.............................  469.9    498.0       --      --
                                                                      ------   ------  -------  ------
Funded status........................................................   83.8    124.7   (103.9)  (97.7)
Unrecognized actuarial loss/(gain)...................................    5.8    (57.2)    12.6     7.4
Unamortized transition obligation....................................   (5.5)   (13.0)    36.7    39.4
Unrecognized prior service cost......................................  (14.0)   (15.6)    (0.9)   (1.0)
                                                                      ------   ------  -------  ------
Net amount recognized................................................ $ 70.1   $ 38.9  $ (55.5) $(51.9)
                                                                      ======   ======  =======  ======
Amounts recognized in the statement of financial position consist of:
Prepaid benefit cost................................................. $123.0   $ 93.8  $    --  $   --
Accrued benefit liability............................................  (52.9)   (55.0)   (55.5)  (51.9)
Intangible asset.....................................................    2.4      0.1       --      --
Accumulated other comprehensive income...............................   (2.4)      --       --      --
                                                                      ------   ------  -------  ------
Net amount recognized................................................ $ 70.1   $ 38.9  $ (55.5) $(51.9)
                                                                      ======   ======  =======  ======

   The Company's qualified plan had assets of $469.9 million and $498.0 million at December 31, 2000 and 1999, respectively. The projected benefit obligation and accumulated benefit obligation for the qualified plan were $318.3 million and $292.2 million at December 31, 2000 and $311.0 million and $285.4 million at December 31, 1999, respectively.

   The projected benefit obligation and accumulated benefit obligation for the non-qualified defined benefit pension plan, which is unfunded, were $67.8 million and $59.0 million at December 31, 2000 and $62.3 million and $55.0 million at December 31, 1999, respectively.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                Pension Benefits Other Benefit:
                                                ---------------  -------------
                                                 2000      1999   2000    1999
                                                ----      ----   ----     ----
                                                        ($ in millions)
Weighted-average assumptions as of December 31:
Discount rate..................................  7.5%      8.0%  7.5%     8.0%
Expected return on plan assets................. 10.0%     10.0%   --       --
Rate of compensation increase..................  5.0%      5.0%  5.0%     5.0%

   For measurements purposes, a 10% percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The rate was assumed to decrease gradually to 6% percent for 2010 and remain at that level thereafter.

   Components of net periodic benefit cost for the pension and other post-retirement plans are as follows:

                                           Pension Benefits       Other Benefits
                                        ----------------------  -------------------
                                         2000    1999    1998   2000   1999   1998
                                        ------  ------  ------  -----  -----  -----
                                                      ($ in millions)
Components of net periodic benefit cost
Service cost........................... $  6.1  $ 11.7  $ 14.4  $ 1.2  $ 2.0  $ 1.3
Interest cost..........................   29.4    27.3    26.3    6.5    7.2    6.4
Expected return on plan assets.........  (46.9)  (44.2)  (41.8)    --     --     --
Amortization of prior service cost.....   (1.5)   (0.8)    1.0   (0.1)  (0.1)    --
Curtailment gain.......................   (2.0)   (3.8)     --     --     --     --
Special termination benefits...........     --    50.0      --     --     --     --
Recognized net actuarial loss..........   (0.2)     --      --     --    1.1    0.1
Amortization of transition items.......   (7.9)   (7.5)   (7.5)   3.1    3.1    3.1
                                        ------  ------  ------  -----  -----  -----
Net periodic benefit cost.............. $(23.0) $ 32.7  $ (7.6) $10.7  $13.3  $10.9
                                        ======  ======  ======  =====  =====  =====

   The Company also has a qualified money purchase pension plan covering substantially all career field underwriters. Company contributions of 5% of earnings plus an additional 2% of such earnings in excess of the social security wage base are made each year. In addition, after-tax voluntary field underwriter contribution of up to 10% of earnings are allowed. At December 31, 2000 and 1999, the fair value of plan assets was $231.2 million and $250.3 million, respectively. For the years ended December 31, 2000, 1999, and 1998, the Company contributed $3.2 million, $3.1 million and $3.2 million to the plan, respectively, which amounts are reflected in Other Operating Costs and Expenses.

   The Company has a non-qualified defined contribution plan, which is unfunded. The non-qualified defined contribution plan projected benefit obligation which equaled the accumulated benefit obligation was $61.0 million and $62.2 million as of December 31, 2000 and 1999, respectively. The non-qualified defined contribution plan's net periodic expense was $7.2 million, $9.3 million and $6.6 million for the years ended December 31, 2000, 1999 and 1998, respectively.

   The Company also has incentive savings plans in which substantially all employees and career field underwriters are eligible to participate. The Company matches field underwriter contributions up to 2% of eligible compensation and may also make an additional profit sharing contribution for non-officer employees. As with the Employee Excess Plan, the Company also sponsors non-qualified excess defined contribution plans for both the field underwriter retirement plan and the incentive savings plan for field underwriters.

8. Income Taxes:

   The Holding Company files a consolidated income tax return with its life and non-life affiliates, except Sagamore Financial Corporation and its subsidiaries.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Income taxes have been calculated in accordance with the provisions of the Internal Revenue Code of 1986, as amended. A summary of the income tax expense (benefit) is presented below:

                                                             2000    1999   1998
                                                            ------  ------ ------
                                                               ($ in millions)
Income tax (benefit) expense:
  Current.................................................. $ 82.1  $ 73.9 $ 84.6
  Deferred.................................................   52.7    57.5   18.1
                                                            ------  ------ ------
Income tax (benefit) expense before extraordinary item..... $134.8  $131.4 $102.7
  Extraordinary item.......................................  (20.3)     --     --
                                                            ------  ------ ------
       Total............................................... $114.5  $131.4 $102.7
                                                            ======  ====== ======

   Income taxes reported in the consolidated statements of income are different from the amounts determined by multiplying the earnings before income taxes by the statutory federal income tax rate of 35%. The sources of the difference and the tax effects of each are as follows:

                                                                  2000    1999    1998
                                                                 ------  ------  ------
                                                                     ($ in millions)
Tax at statutory rate........................................... $139.6  $133.3  $102.7
Dividends received deduction....................................   (2.5)   (1.7)   (1.4)
Other...........................................................   (2.3)   (0.2)    1.4
                                                                 ------  ------  ------
Income tax expense before extraordinary item.................... $134.8  $131.4  $102.7
Extraordinary item..............................................  (20.3)     --      --
                                                                 ------  ------  ------
Provision for income taxes...................................... $114.5  $131.4  $102.7
                                                                 ======  ======  ======

   The Company's income tax returns for years through 1993 have been examined by the Internal Revenue Service ("IRS"). No material adjustments were proposed by the IRS as a result of these examinations. In the opinion of management, adequate provision has been made for any additional taxes which may become due with respect to open years.

   The components of deferred tax liabilities and assets at December 31, 2000 and 1999 are reported in Accounts Payable and Other Liabilities in the balance sheet and are as follows:

                                                                  2000     1999
                                                                 ------   ------
                                                                 ($ in millions)
Deferred policy acquisition costs............................... $163.3   $145.0
Fixed maturities and equity securities..........................   25.3     34.5
Other, net (1)..................................................   67.8     56.4
Nonlife subsidiaries............................................   17.2     17.2
                                                                 ------   ------
Total deferred tax liabilities..................................  273.6    253.1
                                                                 ------   ------
Policyholder and separate account liabilities...................  129.7    155.6
Accrued expenses................................................   48.6     50.8
Deferred compensation and benefits..............................   38.2     38.3
Real estate and mortgages.......................................   (2.3)    25.3
                                                                 ------   ------
Total deferred tax assets.......................................  214.2    270.0
                                                                 ------   ------
Net deferred tax (liability) asset.............................. $(59.4)  $ 16.9
                                                                 ======   ======

----------
(1)Includes $10.7 million and $3.8 million at December 31, 2000 and 1999 of deferred taxes relating to net unrealized gains on fixed maturity securities in the AEGON Portfolio (see Note 10).

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The Company is required to establish a valuation allowance for any portion of the deferred tax asset that management believes will not be realized. In the opinion of management, it is more likely than not that it will realize the benefit of the deferred tax assets and, therefore, no such valuation allowance has been established.

9. Leases:

   The Company has entered into various operating lease agreements for office space, furniture and equipment. These leases have remaining non-cancelable lease terms in excess of one year. Total rental expense for these operating leases amounted to $29.7 million in 2000, $29.6 million in 1999, and $24.5 million in 1998. The future minimum rental obligations for the next five years and thereafter under these leases are: $34.3 million for 2001, $33.2 million for 2002, $30.6 million for 2003, $27.6 million for 2004, $25.6 million for 2005, and $154.2 million for the years thereafter.

10. The Group Pension Transaction:

   On December 31, 1993 (the "Group Pension Transaction Date"), the Company entered into an agreement (the "Agreement") with AEGON USA, Inc. ("AEGON") under which the Company transferred a substantial portion of its group pension business (hereafter referred to as the "Group Pension Transaction"), including its full service group pension contracts, consisting primarily of tax-deferred annuity, 401(k) and managed funds lines of business, to AEGON's wholly-owned subsidiary, AUSA Life Insurance Company, Inc. ("AUSA"). The Company also transferred to AUSA the corporate infrastructure supporting the group pension business, including data processing systems, facilities and regional offices. AUSA was newly formed by AEGON solely for the purpose of facilitating this transaction. In connection with the transaction, the Company and AEGON have entered into certain service agreements. These agreements, among other things, provide that the Company will continue to manage the transferred assets, and that AUSA will continue to provide certain administrative services to the Company's remaining group pension contracts not included in the transfer.

   Pursuant to the Agreement, MONY agreed to make a $200 million capital investment in AEGON by purchasing $150 million face amount of Series A Notes and $50 million face amount of Series B Notes (hereinafter referred to as the "Notes"). The Series A Notes pay interest at 6.44 percent per annum and the Series B Notes pay interest at 6.24 percent per annum. Both the Series A Notes and the Series B Notes mature on December 31, 2002. MONY's investment in the Series A Notes was intended to provide AEGON with the funding necessary to capitalize AUSA.

   In accordance with GAAP, the transaction did not constitute a sale because the Company retained substantially all the risks and rewards associated with the Existing Deposits. Accordingly, the Company continues to reflect the transferred assets and liabilities on its balance sheet under separate captions entitled "Assets transferred in Group Pension Transaction" and "Liabilities transferred in Group Pension Transaction." In addition, the Company reports in its GAAP earnings the profits from the Existing Deposits as discussed below.

   Pursuant to the Agreement, MONY receives from AUSA (i) payments on an annual basis through December 31, 2002 (the "Group Pension Payments") equal to all of the earnings from the Existing Deposits, (ii) a final payment (the "Final Value Payment") at December 31, 2002 based on the remaining fair value of the Existing Deposits, and (iii) a contingent payment (the "New Business Growth Payment") at December 31, 2002 based on new business growth subsequent to the Transaction Date. However, the level of new business growth necessary for MONY to receive the New Business Growth Payment makes it unlikely that MONY will ever receive any such payment.

   With respect to the Group Pension Payments, the annual results from the Existing Deposits are measured on a basis in accordance with the Agreement (such basis hereafter referred to as the "Earnings Formula") which is substantially the same as GAAP, except that: (i) asset impairments on fixed maturity securities are only recognized when such securities are designated with an NAIC rating of "6", and (ii) no impairment losses are recognized on mortgage loans until such loans are disposed of or at the time, and in the calculation, of the Final Value Payment.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Earnings which emerge from the Existing Deposits pursuant to the application of the Earnings Formula are recorded in the Company's financial statements only after adjustments (primarily to recognize asset impairments in accordance with SFAS Nos. 114 and 115) to reflect such earnings on a basis entirely in accordance with GAAP (such earnings hereafter referred to as the "Group Pension Profits"). Losses which arise from the application of the Earnings Formula for any annual period will be reflected in the Company's results of operations (after adjustments to reflect such losses in accordance with GAAP) only up to the amount for which the Company is at risk (as described below), which at any time is equal to the then outstanding principal amount of the Series A Notes.

   Operating losses reported in any annual period pursuant to the Earnings Formula are carried forward to reduce any earnings in subsequent years reported pursuant to the Earnings Formula. Any resultant deficit remaining at December 31, 2002 will be deducted from the Final Value Payment and New Business Growth Payment, if any, due to the Company. If a deficit still remains, it will be applied (as provided for in the Agreement) as an offset against the principal payment due to the Company upon maturity of the Series A Notes.

   For the years ended December 31, 2000, 1999 and 1998, AUSA reported earnings to the Company pursuant to the application of the Earnings Formula of $26.9 million, $35.7 million, and $49.8 million, respectively, and the Company recorded Group Pension Profits of $37.1 million, $63.0 million and $56.8 million, respectively. In addition, the Company earned $12.8 million, $12.8 million, and $12.8 million of interest income on the Notes during the aforementioned years.

   The following sets forth certain summarized financial information relating to the Group Pension Transaction as of and for the periods indicated, including information regarding: (i) the general account assets transferred to support the Existing Deposits in the Group Pension Transaction (such assets hereafter referred to as the "AEGON Portfolio"), (ii) the transferred separate account assets and liabilities, and (iii) the components of revenue and expense comprising the Group Pension Profits:

                                                                                                       As of December 31,
                                                                                                       ------------------
                                                                                                         2000      1999
                                                                                                       --------  --------
                                                                                                        ($ in millions)
Assets:
General Account
 Fixed maturities: available for sale, at estimated fair value (amortized cost; $1,420.8 and $1,532.4, respectively)...................................................................................... $1,419.0  $1,510.0
 Mortgage loans on real estate........................................................................     47.5      98.5
 Real estate to be disposed of........................................................................       --      16.8
 Cash and cash equivalents............................................................................     18.5      25.3
 Accrued investment income............................................................................     26.0      26.5
                                                                                                       --------  --------
 Total general account assets.........................................................................  1,511.0   1,677.1
Separate account assets...............................................................................  3,416.7   3,432.7
                                                                                                       --------  --------
       Total assets................................................................................... $4,927.7  $5,109.8
                                                                                                       ========  ========
Liabilities:
General Account (1)
 Policyholders' account balances...................................................................... $1,468.1  $1,645.7
 Other liabilities....................................................................................     12.2      20.7
                                                                                                       --------  --------
 Total general account liabilities....................................................................  1,480.3   1,666.4
Separate account liabilities (2)......................................................................  3,416.7   3,432.7
                                                                                                       --------  --------
       Total liabilities.............................................................................. $4,897.0  $5,099.1
                                                                                                       ========  ========

----------
(1)Includes general account liabilities transferred in connection with the Group Pension Transaction pursuant to indemnity reinsurance of $74.2 million and $88.9 million as of December 31, 2000 and 1999, respectively.
(2)Includes separate account liabilities transferred in connection with the Group Pension Transaction pursuant to indemnity reinsurance of $14.7 million and $20.3 million as of December 31, 2000 and 1999, respectively.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                     For the Year Ended December 31,
                                                     -------------------------------
                                                        2000       1999      1998
                                                       ------     ------    ------
                                                             ($ in millions)
Revenues:
Product policy fees................................. $ 26.3      $ 24.0    $ 23.3
Net investment income...............................  113.5       128.4     154.7
Net realized gains on investments...................   (1.2)       18.9       7.2
                                                       ------     ------    ------
       Total revenues...............................  138.6       171.3     185.2
Benefits and Expenses:
Interest credited to policyholders' account balances   84.6        88.4     108.7
Other operating costs and expenses..................   16.9        19.9      19.7
                                                       ------     ------    ------
       Total benefits and expenses..................  101.5       108.3     128.4
                                                       ------     ------    ------
       Group Pension Profits........................ $ 37.1      $ 63.0    $ 56.8
                                                       ======     ======    ======

  Fixed Maturity Securities

   At December 31, 2000 and 1999, there were $2.4 million and $0.0 million of fixed maturity securities in the AEGON Portfolio deemed to have other than temporary impairments in value. In addition, there were no fixed maturity securities at such dates which have been non-income producing for the preceding twelve months.

   At December 31, 2000 and 1999, there were $2.4 million and $0.0 million of problem fixed maturities (as hereafter defined--see Note 12) held in the AEGON Portfolio. In addition, at such dates the carrying value of potential problem fixed maturities held in the AEGON Portfolio were $0.0 million and $3.7 million. Also, none of the fixed maturity securities held in the AEGON Portfolio at December 31, 2000 and 1999 or prior thereto had been restructured.

   The amortized cost and estimated fair value of fixed maturity securities held in the AEGON Portfolio, by contractual maturity dates, (excluding scheduled sinking funds), as of December 31, 2000 are as follows:

                                       Amortized Estimated
                                         Cost    Fair Value
                                       --------- ----------
                                         ($ in millions)
Due in one year or less............... $  175.0   $  175.4
Due after one year through five years.    841.5      838.3
Due after five years through ten years    146.6      148.7
Due after ten years...................     26.5       26.7
                                       --------   --------
Subtotal..............................  1,189.6    1,189.1
Mortgage and asset backed securities..    231.2      229.9
                                       --------   --------
       Total.......................... $1,420.8   $1,419.0
                                       ========   ========

   Fixed maturity securities that are not due at a single maturity date have been included in the preceding table in the year of final maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

   The percentage of fixed maturities with a credit quality of Aaa, Aa or A was 72.6% and 73.0% at December 31, 2000 and 1999, respectively. The percentage of fixed maturities rated Baa was 24.5% and 24.6% at December 31, 2000 and 1999, respectively. The percentage of fixed maturities that were below Investment Grade was 2.9% and 2.4% at December 31, 2000 and 1999, respectively. There were no fixed maturities in or near default.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The net change in unrealized investment gains (losses) represents the only component of other comprehensive income generated by the AEGON Portfolio for the years ended December 31, 2000, 1999, 1998 and prior thereto. The net change in unrealized investment gains (losses) was $25.7 million, $(77.9) million and $(4.0) million for the years ended December 31, 2000, 1999 and 1998, respectively (see Note 11):

  Mortgage Loans on Real Estate

   Mortgage loans on real estate in the AEGON Portfolio at December 31, 2000 and 1999 consist of the following:

                                           As of December 31,
                                           -----------------
                                            2000       1999
                                            -----     ------
                                            ($ in millions)
Mortgage loans............................ $50.0     $102.8
Valuation allowances......................  (2.5)      (4.3)
                                            -----     ------
Mortgage loans, net of valuation allowance $47.5     $ 98.5
                                            =====     ======

   An analysis of the valuation allowances with respect to the AEGON Portfolio for 2000, 1999 and 1998 is as follows:

                                         For the Year Ended
                                            December 31,
                                        -------------------
                                        2000   1999   1998
                                        -----  -----  -----
                                          ($ in millions)
Balance, beginning of year............. $ 4.3  $16.0  $13.6
Increase (decrease) in allowance.......   0.2   (6.7)   2.9
Reduction due to pay downs and pay offs  (2.0)  (1.0)  (0.5)
Transfers to real estate...............   0.0   (4.0)    --
                                        -----  -----  -----
Balance, end of year................... $ 2.5  $ 4.3  $16.0
                                        =====  =====  =====

   Impaired mortgage loans along with related valuation allowances with respect to the AEGON Portfolio at December 31, 2000, 1999 and 1998 are as follows:

                                                                      As of December 31,
                                                                     --------------------
                                                                     2000   1999    1998
                                                                     -----  -----  ------
                                                                        ($ in millions)
Investment in impaired mortgage loans (before valuation allowances):
 Loans that have valuation allowances............................... $19.1  $34.3  $ 71.1
 Loans that do not have valuation allowances........................    --    4.4     4.4
                                                                     -----  -----  ------
       Subtotal.....................................................  19.1   38.7    75.5
Valuation allowances................................................  (1.8)  (2.7)  (11.4)
                                                                     -----  -----  ------
Impaired mortgage loans, net of valuation allowances................ $17.3  $36.0  $ 64.1
                                                                     =====  =====  ======

   Impaired mortgage loans that do not have valuation allowances are loans where the net present value of the expected future cash flows related to the loan or the fair value of the collateral equals or exceeds the recorded investment in the loan. Such loans primarily consist of restructured loans.

   During the years ended December 31, 2000 and 1999, the average recorded investment in impaired mortgage loans with respect to the AEGON Portfolio was approximately $26.7 million, and $50.0 million, respectively. For the years ended December 31, 2000, 1999, and 1998 approximately $2.1 million, $2.9 million, and $4.5 million, respectively, of interest income on impaired loans with respect to the AEGON Portfolio was earned.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   At December 31, 2000 and 1999, there were no mortgage loans which were non-income producing for the twelve months preceding such dates with respect to the AEGON Portfolio.

   At December 31, 2000 and 1999 the AEGON Portfolio held restructured mortgage loans of $15.3 million and $36.0 million, respectively. Interest income of $1.6 million, $2.9 million, and $4.0 million was recognized on restructured mortgage loans for the years ended December 31, 2000, 1999, and 1998, respectively. Gross interest income on these loans that would have been recorded in accordance with the original terms of such loans amounted to approximately $1.5 million, $3.9 million, and $6.9 million for the years ended December 31, 2000, 1999, and 1998, respectively.

   The following table presents the maturity distribution of mortgage loans
held in the AEGON Portfolio as of December 31, 2000 ($   in millions):

                                       December 31, 2000
                                       ----------------
                                       Carrying   % of
                                        Value     Total
                                       --------   -----
Due in one year or less...............  $13.3      28.1%
Due after one year through five years.   17.2      36.2
Due after five years through ten years   17.0      35.7
                                        -----     -----
       Total..........................  $47.5     100.0%
                                        =====     =====

   Total problem, potential problem and restructured commercial mortgages as a percentage of commercial mortgages were 36.4%, 36.6% and 29.9% at December 31, 2000, 1999 and 1998, respectively. Total valuation allowances as a percentage of problem, potential problem and restructured commercial mortgages at carrying value before valuation allowances were 9.4%, 7.0% and 15.1% as of December 31, 2000, 1999 and 1998, respectively.

11. Investment Income, Realized and Unrealized Investment Gains (Losses), and Comprehensive Income:

   Net investment income for the years ended December 31, 2000, 1999 and 1998 was derived from the following sources:

                                                   2000   1999   1998
                                                  ------ ------ ------
                                                    ($ in millions)
Net Investment Income
Fixed maturities................................. $235.3 $226.1 $418.1
Equity securities................................  239.4  194.2   53.6
Mortgage loans...................................   98.6   87.1  118.7
Real estate......................................   19.1   34.1   44.4
Policy loans.....................................    5.1    4.4   72.5
Other investments (including cash and short-term)   22.8   14.4   23.1
                                                  ------ ------ ------
Total investment income..........................  620.3  560.3  730.4
Investment expenses..............................   45.1   35.4   42.1
                                                  ------ ------ ------
Net investment income............................ $575.2 $524.9 $688.3
                                                  ====== ====== ======

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Net realized gains (losses) on investments for the years ended December 31, 2000, 1999 and 1998 are summarized as follows:

                                            2000    1999    1998
                                           ------  ------  ------
                                              ($ in millions)
Net Realized Gains (Losses) on Investments
Fixed maturities.......................... $(11.4) $ (8.5) $  8.3
Equity securities.........................   21.5    76.0     6.9
Mortgage loans............................   11.7    (2.2)    5.4
Real estate...............................   23.0    52.1   127.6
Other investments assets..................   (0.3)    4.8    20.5
                                           ------  ------  ------
Net realized gains on investments......... $ 44.5  $122.2  $168.7
                                           ======  ======  ======

   Following is a summary of the change in unrealized investment gains (losses), net of related deferred income taxes and adjustment for deferred policy acquisition costs (see Note 4), which are reflected in Accumulated Other Comprehensive Income for the periods presented. The net change in unrealized investment gains (losses) and the change in the Company's minimum pension liability represent the only components of other comprehensive income for the years ended December 31, 2000, 1999 and 1998 as presented below:

                                                                      2000    1999     1998
                                                                     ------  -------  ------
                                                                         ($ in millions)
Other Comprehensive Income
Change in unrealized gains (losses):
 Fixed maturities................................................... $196.7  $(458.9) $ 66.8
 Equity securities..................................................  (59.9)   (25.3)   24.2
 Other..............................................................    0.0     (3.6)   (1.8)
                                                                     ------  -------  ------
 Subtotal...........................................................  136.8   (487.8)   89.2
 AEGON Portfolio (See Note 10)......................................   20.6    (77.9)   (4.0)
                                                                     ------  -------  ------
 Subtotal...........................................................  157.4   (565.7)   85.2
 Effect on unrealized gains (losses) on investments attributable to:
   DAC..............................................................  (93.1)   241.6    (6.7)
   Deferred federal income taxes....................................  (20.6)   114.1   (28.4)
 Net unrealized gains and DAC transferred to the Closed Block.......    2.5     28.2   (18.7)
                                                                     ------  -------  ------
 Change in unrealized gains (losses) on investments, net............   46.2   (181.8)   31.4
 Minimum pension liability adjustment (See Note 7)..................   (3.8)      --     2.9
                                                                     ------  -------  ------
 Other comprehensive income......................................... $ 42.4  $(181.8) $ 34.3
                                                                     ======  =======  ======

   The following table sets forth the reclassification adjustments required for the years ended December 31, 2000, 1999, and 1998 to avoid double-counting in comprehensive income items that are included as part of net income for a period that also had been part of other comprehensive income in earlier periods:

                                                                              2000    1999    1998
                                                                              -----  -------  -----
                                                                                 ($ in millions)
Reclassification Adjustments
Unrealized gains (losses) on investments arising during period............... $48.7  $(135.3) $39.3
Reclassification adjustment for gains included in net income.................  (6.3)   (46.5)  (7.9)
                                                                              -----  -------  -----
Unrealized gains (losses) on investments, net of reclassification adjustments $42.4  $(181.8) $31.4
                                                                              =====  =======  =====

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Unrealized gains (losses) on investments, (excluding net unrealized gains (losses) and DAC on assets allocated to the Closed Block), reported in the above table for the years ended December 31, 2000, 1999 and 1998 are net of income tax expense (benefit) of $17.2 million, $(139.2) million, and $24.1 million, respectively, and $(95.5) million, $242.0 million, and $0.8 million, respectively, relating to the effect of such unrealized gains (losses) on DAC.

   Reclassification adjustments, (excluding net unrealized gains (losses) and DAC on assets allocated to the Closed Block), reported in the above table for the years ended December 31, 2000, 1999 and 1998 are net of income tax expense of $3.3 million, $25.1 million and $4.3 million, respectively, and $2.5 million, $(0.4) million and $(7.5) million, respectively, relating to the effect of such amounts on DAC.

12. Fixed Maturity and Equity Securities:

  Fixed Maturity Securities Available-for-Sale:

   The amortized cost, gross unrealized gains and losses, and estimated fair value of fixed maturity securities available-for-sale as of December 31, 2000 and 1999 are as follows:

                                                                  Gross
                                                 Amortized     Unrealized  Gross Unrealized     Estimated
                                                   Cost           Gains         Losses         Fair Value
                                             ----------------- ----------- ---------------- -----------------
                                               2000     1999   2000  1999   2000     1999     2000     1999
                                             -------- -------- ----- -----  -----   ------  -------- --------
                                                                     ($ in millions)
US Treasury securities and Obligations of US
  Government agencies....................... $   97.1 $  110.1 $ 4.2 $  -- $ 0.1   $  3.2   $  101.2 $  106.9
Collateralized mortgage obligations:
 Government agency-backed...................    117.9    147.2   1.2   0.5   0.4      2.1      118.7    145.6
 Non-agency backed..........................    101.2    101.0   2.9   0.9    --      2.0      104.1     99.9
Other asset-backed securities:
 Government agency-backed...................     14.7     16.4   0.5   0.3   0.1      0.2       15.1     16.5
 Non-agency backed..........................    300.4    402.2   4.5   1.5   5.3     13.0      299.6    390.7
Foreign governments.........................     28.5     20.9   1.5   3.7   0.5      0.2       29.5     24.4
Utilities...................................    277.9    347.3   5.7   2.6   5.8     14.4      277.8    335.5
Corporate bonds.............................  2,201.8  1,995.5  31.6   9.4  55.4     78.4    2,178.0  1,926.5
                                             -------- -------- ----- -----  -----   ------  -------- --------
       Total bonds..........................  3,139.5  3,140.6  52.1  18.9  67.6    113.5    3,124.0  3,046.0
Redeemable preferred stocks.................     27.4     22.4    --    --   1.6      1.7       25.8     20.7
                                             -------- -------- ----- -----  -----   ------  -------- --------
       Total................................ $3,166.9 $3,163.0 $52.1 $18.9 $69.2   $115.2   $3,149.8 $3,066.7
                                             ======== ======== ===== =====  =====   ======  ======== ========

   The carrying value of the Company's fixed maturity securities at December 31, 2000 and 1999 is net of adjustments for impairments in value deemed to be other than temporary of $15.1 million and $16.2 million, respectively.

   At December 31, 2000 and 1999, there was $0.2 million and $1.6 million, respectively of fixed maturity securities which had been non-income producing for the twelve months preceding such dates.

   The Company classifies fixed maturity securities which (i) are in default as to principal or interest payments, or (ii) are to be restructured pursuant to commenced negotiations, (iii) went into bankruptcy subsequent to acquisition, or (iv) are deemed to have other than temporary impairments to value as "problem fixed maturity securities." At December 31, 2000 and 1999, the carrying value of problem fixed maturities held by the Company were $42.4 million and $33.9 million, respectively. The Company defines potential problem securities in the fixed maturity category as securities that are deemed to be experiencing significant operating problems or difficult industry conditions. At December 31, 2000 and 1999, the carrying value of potential problem fixed maturities held by the Company was $2.7 million and $12.4 million, respectively. In addition, at December 31, 2000 and 1999, the Company

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES held $0.0 million and $0.0 million of fixed maturity securities which had been restructured. Gross interest income that would have been recorded in accordance with the original terms of restructured fixed maturity securities amounted to $0.0 million and $0.0 million for the years ended December 31, 2000 and 1999, respectively. Gross interest income on these fixed maturity securities included in net investment income aggregated $0.0 million and $0.0 million for the years ended December 31, 2000 and 1999, respectively.

   The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity dates (excluding scheduled sinking funds) as of December 31, 2000, are as follows:

                                              2000
                                       -------------------
                                                 Estimated
                                       Amortized   Fair
                                         Cost      Value
                                       --------- ---------
                                         ($ in millions)
Due in one year or less............... $   12.1  $   12.1
Due after one year through five years.    595.2     594.2
Due after five years through ten years  1,271.2   1,264.5
Due after ten years...................    646.2     629.8
                                       --------  --------
       Subtotal.......................  2,524.7   2,500.6
Mortgage- and asset-backed securities.    642.2     649.2
                                       --------  --------
       Total.......................... $3,166.9  $3,149.8
                                       ========  ========

   Fixed maturity securities that are not due at a single maturity date have been included in the preceding table in the year of final maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

   Proceeds from sales of fixed maturity securities including those in the Closed Block during 2000, 1999 and 1998 were $441.3 million, $632.8 million and $396.9 million, respectively. Gross gains of $7.2 million, $6.9 million, and $10.6 million and gross losses of $16.3 million, $19.4 million, and $2.9 million were realized on these sales, respectively.

  Equity Securities

   The cost, gross unrealized gains and losses, and estimated fair value of marketable and nonmarketable equity securities at December 31, 2000 and 1999 are as follows:

                                                                 Gross
                                              Gross Unrealized Unrealized Estimated Fair
                                    Cost           Gains         Losses       Value
                                ------------- ---------------- ---------- --------------
                                 2000   1999   2000     1999   2000 1999   2000    1999
                                ------ ------  -----   ------  ---- ----- ------  ------
                                                    ($ in millions)
Marketable equity securities... $ 40.1 $217.5 $ 6.7   $ 63.3   $2.2 $ 9.3 $ 44.6  $271.5
Nonmarketable equity securities  226.2  178.5  63.6     84.4    5.8  14.6  284.0   248.3
                                ------ ------  -----   ------  ---- ----- ------  ------
                                $266.3 $396.0 $70.3   $147.7   $8.0 $23.9 $328.6  $519.8
                                ====== ======  =====   ======  ==== ===== ======  ======

   Proceeds from sales of equity securities during 2000, 1999 and 1998 were $499.2 million, $302.7 million and $165.0 million, respectively. Gross gains of $81.2 million, $90.0 million, and $24.4 million and gross losses of $57.8 million, $12.4 million, and $17.2 million were realized on these sales, respectively.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

13. Mortgage Loans On Real Estate and Real Estate:

   Mortgage loans on real estate at December 31, 2000 and 1999 consist of the following:

                                              2000      1999
                                            --------  --------
                                              ($ in millions)
Commercial mortgage loans.................. $  943.6  $  777.8
Agricultural and other loans...............    262.4     515.6
                                            --------  --------
       Total loans.........................  1,206.0   1,293.4
Less: valuation allowances.................    (17.3)    (23.0)
                                            --------  --------
Mortgage loans, net of valuation allowances $1,188.7  $1,270.4
                                            ========  ========

   An analysis of the valuation allowances for 2000, 1999 and 1998 is as follows:

                                        2000   1999    1998
                                        -----  -----  ------
                                           ($ in millions)
Balance, beginning of year............. $23.0  $23.2  $ 54.9
(Decrease)/Increase in allowance.......  (5.5)   3.2    11.9
Reduction due to pay downs and pay offs  (0.2)  (1.2)  (16.0)
Transfers to real estate...............    --   (2.2)   (4.0)
Transfers to the Closed Block..........    --     --   (23.6)
                                        -----  -----  ------
Balance, end of year................... $17.3  $23.0  $ 23.2
                                        =====  =====  ======

   Impaired mortgage loans along with related valuation allowances as of December 31, 2000 and 1999 were as follows:

                                                                      2000    1999
                                                                     ------  ------
                                                                     ($ in millions)
Investment in impaired mortgage loans (before valuation allowances):
 Loans that have valuation allowances............................... $ 61.0  $109.1
 Loans that do not have valuation allowances........................   44.5    30.1
                                                                     ------  ------
       Subtotal.....................................................  105.5   139.2
Valuation allowances................................................   (6.5)  (17.5)
                                                                     ------  ------
Impaired mortgage loans, net of valuation allowances................ $ 99.0  $121.7
                                                                     ======  ======

   Impaired mortgage loans that do not have valuation allowances are loans where the net present value of the expected future cash flows related to the loan or the fair value of the collateral equals or exceeds the recorded investment in the loan. Such loans primarily consist of restructured loans or loans on which impairment writedowns were taken prior to the adoption of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan."

   During 2000 and 1999, the average recorded investment in impaired mortgage loans was approximately $219.0 million and $262.6 million, respectively including Closed Block mortgages. During 2000, 1999, and 1998, the Company recognized $19.5 million, $19.8 million, and $24.2 million, respectively, of interest income on impaired loans (see Note 20.)

   At December 31, 2000 and 1999, the carrying values of mortgage loans which were non-income producing for the twelve months preceding such dates were $13.3 million and $21.0 million, respectively.

   At December 31, 2000 and 1999, the Company had restructured mortgage loans of $68.7 million (excluding the Closed Block) and $100.1 million, respectively. Interest income of $5.5 million, $6.3 million and $13.0 million was recognized on restructured mortgage loans in 2000, 1999, and 1998, respectively. Gross interest income on these loans that would have been

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES recorded in accordance with the original terms of such loans amounted to approximately $7.5 million, $11.6 million, and $18.1 million in 2000, 1999 and 1998, respectively.

   The following table summarizes the Company's real estate at December 31, 2000 and 1999:

                                                            As of December
                                                                  31,
                                                            --------------
                                                             2000    1999
                                                            ------  ------
                                                            ($ in millions)
Real estate to be disposed of (1).......................... $196.0  $375.6
Impairment writedowns......................................  (20.2)  (52.7)
Valuation allowance........................................   (4.5)  (22.0)
                                                            ------  ------
Carrying value of real estate to be disposed of............ $171.3  $300.9
                                                            ======  ======
Real estate held for investment (2)........................ $ 51.5  $ 57.0
Impairment writedowns......................................  (10.8)  (10.8)
                                                            ------  ------
Carrying value of real estate held for income production... $ 40.7  $ 46.2
                                                            ------  ------
Total real estate.......................................... $212.0  $347.1
                                                            ======  ======

----------
(1)Amounts presented as of December 31, 2000 and 1999 are net of $16.6 million and $42.1 million, respectively, relating to impairments taken upon foreclosure of mortgage loans.
(2)Amounts presented as of December 31, 2000 and 1999 are net of $5.9 million and $5.9 million, respectively, relating to impairments taken upon foreclosure of mortgage loans.

   An analysis of the valuation allowances relating to real estate classified as to be disposed of for the years ended December 31, 2000, 1999 and 1998 is as follows:

                                                                                                    2000    1999    1998
                                                                                                   ------  ------  ------
                                                                                                       ($ in millions)
Balance, beginning of year........................................................................ $ 22.0  $ 30.6  $ 82.7
Increase due to transfers of properties to real estate to be disposed of during the year..........    0.5    11.0     1.7
Increases (decreases) in valuation allowances from the end of the prior period on properties to be
  disposed of.....................................................................................    0.2     1.1     5.0
Decrease as a result of transfers of valuation allowances to held for income production...........     --      --   (13.5)
Decrease as a result of sale......................................................................  (18.2)  (20.7)  (45.3)
                                                                                                   ------  ------  ------
Balance, end of year.............................................................................. $  4.5  $ 22.0  $ 30.6
                                                                                                   ======  ======  ======

   Real estate is net of accumulated depreciation of $86.0 million and $138.6 million for 2000 and 1999, respectively, and depreciation expense recorded was $2.2 million, $8.5 million and $26.6 million for the years ended December 31, 2000, 1999 and 1998, respectively.

   At December 31, 2000 and 1999, the carrying value of real estate which was non-income producing for the twelve months preceding such dates was $14.9 million and $16.9 million, respectively. Approximately 57.7% of such real estate at December 31, 2000 consisted of land and the balance consisted of vacant buildings.

   The carrying value of impaired real estate as of December 31, 2000 and 1999 was $29.4 million and $84.2 million, respectively. The depreciated cost of such real estate as of December 31, 2000 and 1999 was $60.4 million and $147.7 million before impairment writedowns of $31.0 million and $63.5 million, respectively. The aforementioned impairments occurred primarily as a result of low occupancy levels and other market related factors. Losses recorded during 2000, 1999, and 1998 related to impaired real estate aggregated $0.0 million, $0.0 million, and $5.9 million, respectively, and are included as a component of net realized gains on investments. Substantially all impaired real estate is allocated to the Protection Products segment.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

14. Estimated Fair Value of Financial Instruments:

   The estimated fair values of the Company's financial instruments approximate their carrying amounts except for long-term debt as described below. The methods and assumptions utilized in estimating the fair values of the Company's financial instruments are summarized as follows:

  Fixed Maturities and Equity Securities

   The estimated fair values of fixed maturity securities are based upon quoted market prices, where available. The fair values of fixed maturity securities not actively traded and other non-publicly traded securities are estimated using values obtained from independent pricing services or, in the case of private placements, by discounting expected future cash flows using a current market interest rate commensurate with the credit quality and term of the investments. Equity securities primarily consist of investments in common stocks and limited partnership interests. The fair values of the Company's investment in common stocks are determined based on quoted market prices, where available. The fair value of the Company's investments in limited partnership interests are based on amounts reported by such partnerships to the Company.

  Mortgage Loans

   The fair values of mortgage loans are estimated by discounting expected future cash flows, using current interest rates for similar loans to borrowers with similar credit risk. Loans with similar characteristics are aggregated for purposes of the calculations. The fair value of mortgages in process of foreclosure is the estimated fair value of the underlying collateral.

  Policy Loans

   Policy loans are an integral component of insurance contracts and have no maturity dates. Management has determined that it is not practicable to estimate the fair value of policy loans.

  Long-term Debt

   The fair value of long-term debt at December 31, 2000 was $603.3 million and is determined based on contractual cash flows discounted at market rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate which takes into account the level of current market interest rates and collateral risk.

  Separate Account Assets and Liabilities

   The estimated fair value of assets held in Separate Accounts is based on quoted market prices. The fair value of liabilities related to Separate Accounts is the amount payable on demand, which includes surrender charges.

  Investment-Type Contracts

   The fair values of annuities are based on estimates of the value of payments available upon full surrender. The fair values of the Company's liabilities under guaranteed investment contracts are estimated by discounting expected cash outflows using interest rates currently offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

15. Reinsurance:

   Life insurance business is primarily ceded on a yearly renewable term basis under various reinsurance contracts except for the level term product which utilizes a coinsurance agreement. The Company's general practice is to retain no more than $4.0 million of risk on any one person for individual products and $6.0 million for last survivor products.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The Company has entered into coinsurance agreements with other insurers related to a portion of its extended term insurance, guaranteed interest contract and long-term disability claim liabilities and reinsures approximately 50% of its block of paid-up life insurance policies.

   The following table summarizes the effect of reinsurance for the years indicated:

                                                                                               2000    1999    1998
                                                                                              ------  ------  -------
                                                                                                  ($ in millions)
Direct premiums (includes $70.9, $74.4 and $78.4 of accident and health premiums for 2000,
  1999, and 1998, respectively).............................................................. $204.4  $181.6  $ 728.7
Reinsurance assumed..........................................................................    5.3     5.0      5.3
Reinsurance ceded (includes $(70.4), $(73.8), and $(78.2) of accident and health premiums for
  2000, 1999, and 1998, respectively)........................................................  (91.6)  (90.3)  (112.3)
                                                                                              ------  ------  -------
Net premiums (1)............................................................................. $118.1  $ 96.3  $ 621.7
                                                                                              ======  ======  =======
Universal life and investment type product policy fee income ceded........................... $ 23.1  $ 14.4  $   8.9
                                                                                              ======  ======  =======
Policyholders' benefits ceded (2)............................................................ $ 79.2  $ 82.2  $ 107.3
                                                                                              ======  ======  =======
Interest credited to policyholders' account balances ceded................................... $  3.6  $  4.5  $   6.5
                                                                                              ======  ======  =======

----------
(1)Excludes Closed Block direct premiums of $601.6 and $639.9 and reinsurance ceded of $19.2 and $19.0 at December 31, 2000 and 1999, respectively.
(2)Excludes $28.7 million of Closed Block benefits ceded at December 31, 2000.

   The Company is contingently liable with respect to ceded insurance should any reinsurer be unable to meet its obligations under these agreements. To limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk.

16. Debt:

   The Company's debt at December 31, 2000 and 1999 consists of the following:

                                                             2000    1999
                                                            ------  ------
                                                            ($ in millions)
Surplus notes.............................................. $  2.0  $240.0
Real estate mortgage encumbrances..........................   52.3    58.8
Senior Notes...............................................  569.1      --
                                                            ------  ------
                                                            $623.4  $298.8
                                                            ======  ======

  Surplus Notes

   On December 31, 1997, the Company issued the MONY Notes in connection with the Investment Agreement (see Note 2). The MONY Notes have a face amount of $115.0 million, a coupon rate of interest of 9.5% per annum, and mature on December 30, 2012. Interest on the MONY Notes is payable semi-annually and principal is payable at maturity. Payment of interest on the MONY Notes may only be made upon the prior approval of the New York State Superintendent of Insurance. For each of the years in the period ended December 31, 2000, 1999 and 1998, the Company recorded interest expense of $2.1 million, $10.9 million and $10.9 million related the MONY Notes, respectively.

   On August 15, 1994, the Company issued Surplus Notes due August 15, 2024 with a face amount of $125.0 million. The notes were issued at a discount of approximately 42.1% from the principal amount payable at maturity, resulting in net proceeds after

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES issuance expenses of approximately $70.0 million. The amount of such original issue discount represents a yield of 11.25% per annum for the period from August 15, 1994 until August 15, 1999. Interest on the notes did not accrue until August 15, 1999; thereafter, interest on the notes is scheduled to be paid on February 15 and August 15 of each year, commencing February 15, 2000, at a rate of 11.25% per annum. The Company amortizes the discount using the interest method. The Company recorded interest expense (including discount accretion) of $3.1 million, $13.5 million and $12.1 million for the years ended December 31, 2000, 1999 and 1998, respectively.

   Payment of interest on the Surplus Notes may only be made upon the prior approval of the New York State Superintendent of Insurance.

   On January 12, 2000, the Holding Company filed a registration statement on Form S-3 with the Securities and Exchange Commission (the "SEC") to register certain securities. This registration, known as a "Shelf Registration", provides the Company with the ability to offer various securities to the public, when it deems appropriate, to raise proceeds up to an amount not to exceed $1.0 billion in the aggregate for all issuances of securities thereunder. It is the intention of the Company to use this facility to raise proceeds for mergers and acquisitions and for other general corporate matters, as it considers necessary.

   On March 8, 2000, the Holding Company issued $300.0 million principal amount of senior notes (the "$300 million Senior Notes") pursuant to the aforementioned Shelf Registration. The $300 million Senior Notes mature on March 15, 2010 and bear interest at 8.35% per annum. The principal amount of the $300 million Senior Notes is payable at maturity and interest is payable semi-annually. The net proceeds to the Company from the issuance of the $300 million Senior Notes, after deducting underwriting commissions and other expenses (primarily legal and accounting fees), were approximately $296.6 million. Approximately $280.0 million of the net proceeds from the issuance of the Senior Notes was used by the Holding Company to finance the repurchase, on March 8, 2000, by MONY Life of all of its outstanding $115.0 million face amount 9.5% coupon surplus notes, and $116.5 million face amount of its $125.0 million face amount 11.25% coupon surplus notes (hereafter referred to as the "9.5% Notes" and "11.25% Notes", respectively), which were outstanding at December 31, 1999. The balance of the net proceeds from the issuance of the Senior Notes was retained by the Holding Company for general corporate purposes. In the third quarter of 2000, the Company repurchased another $6.5 million face amount of the 11.25% notes.

   To finance MONY Life's repurchase of the 9.5% Notes and the 11.25% Notes, the Holding Company, on March 8, 2000: (i) purchased two surplus notes from MONY Life (hereafter referred to as the "Inter-company Surplus Notes") to replace the 9.5% Notes and the 11.25% Notes. The terms of the Inter-company Surplus Notes are identical to the 9.5% Notes and the 11.25% notes, except that the Inter-company Surplus Notes were priced to yield a current market rate of interest and the inter-company surplus note issued to replace the $116.5 million face amount of the 11.25% Notes was issued at a face amount of $100.0 million and (ii) contributed capital to MONY Life in the amount of $65.0 million.

   As a result of the repurchase of the 9.5% Notes and substantially all of the 11.25% Notes, the Company recorded a pre-tax tax loss of $58.1 million ($37.7 million after tax) during 2000. The loss resulted from the premium paid by MONY Life to the holders of the 9.5% Notes and the 11.25% Notes reflecting the excess of their fair value over their carrying value on the Company's books at the date of the transaction of approximately $7.0 million and $51.1 million, respectively. This loss is reported, net of tax, as an extraordinary item on the Company's income statement for the year ended December 31, 2000.

   On December 7, 2000, The MONY Group Inc. issued $275 million principal amount of senior notes (the "$275 million Senior Notes") pursuant to the aforementioned Shelf Registration. The $275 million Senior Notes mature on December 15, 2005 and bear interest at 7.45% per annum. The principal amount of the $275 million Senior Notes is payable at maturity and interest is payable semi-annually. The net proceeds, after deducting underwriting commissions and other expenses were used to fund the acquisition of Advest. See Note 4 -- Extraordinary Items.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Real Estate Mortgage Encumbrances

   The Company has one mortgage loan on one of its estate properties. The interest rates in this loan is 8.85% and the loan matures in June 2001, with the option to extend the maturity. For the years ended December 31, 2000, 1999 and 1998, interest expense on mortgage loans aggregated $5.3 million, $5.0 million, and $9.0 million, respectively.

  Other

   During 1989, the Company entered into a transaction which is accounted for as a financing arrangement involving certain real estate properties held for investment. Pursuant to the terms of the agreement, the Company effectively pledged the real estate properties as collateral for a loan of approximately $35.0 million bearing simple interest at a rate of 8% per annum. The remaining obligation of $44.1 was paid in full on December 1, 1999. Interest expense on the obligation of $0.0 million, $3.4 million and $3.1 million, is reflected in Other Operating Costs and Expenses on the statements of income for the years ended December 31, 2000, 1999 and 1998 respectively.

   In 1988, the Company financed one of its real estate properties under a sales/leaseback arrangement. The facility was sold for $66.0 million, $56.0 million of which was in the form of an interest bearing note receivable and $10.0 million in cash. The note was originally due January 1, 2009, however, on December 1, 1999, the remaining balance of the interest bearing note of $44.2 was paid in full as part of the sale of the property to a third party. The transaction continues to be accounted for as a sale/leaseback arrangement, with the proceeds received from the sale, amortized into income over the life of the lease. The lease has a term of 20 years beginning December 21, 1988 and requires minimum annual rental payments of $7.4 million in 2001, $7.6 million in 2002, $7.7 million in 2003, $7.9 million in 2004, $8.0 million in 2005 and $25.1 million for 2006 and thereafter. The Company has the option to renew the lease at the end of the lease term.

   Aggregate contractual debt service payments on the Company's debt at December 31, 2000 for 2001 and the succeeding four years are $46.6 million, $45.8 million, $45.8 million, $45.8 million and $320.8 million, respectively, and $417.4 million thereafter.

17. Off-Balance Sheet Risk and Concentration of Credit Risk:

  Financial Instruments with Off-Balance Sheet Risk:

   Pursuant to a securities lending agreement with a major financial institution, the Company from time to time lends securities to approved borrowers. At December 31, 2000 and 1999, securities loaned by the Company under this agreement had a fair value of approximately $160.9 million and $61.5 million, respectively. The minimum collateral on securities loaned is 102 percent of the market value of the loaned securities. Such securities are marked to market on a daily basis and the collateral is correspondingly increased or decreased.

  Concentration of Credit Risk:

   At December 31, 2000 and 1999, the Company had no single investment or series of investments with a single issuer (excluding U.S. Treasury securities and obligations of U.S. government agencies) exceeding 1.0% and 0.5%, respectively, of total cash and invested assets.

   The Company's fixed maturity securities are diversified by industry type. The industries that comprise 10% or more of the carrying value of the fixed maturity securities at December 31, 2000 are Consumer goods of $555.5 million (17.6%), Non-Government Asset/Mortgage Backed of $470.1 million (14.9%), and Public Utilities of $325.4 million (10.3%).

   At December 31, 1999 the industries that comprise 10% or more of the carrying value of the fixed maturity securities were Non-Government Asset/Mortgage-Backed of $490.6 million (16.0%), Consumer Goods and Services of $462.0 million (15.1%), Public Utilities of $335.5 million (10.9%), Other Manufacturing of $305.4 million (10.0%).

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The Company holds below investment grade fixed maturity securities with a carrying value of $390.7 million at December 31, 2000. These investments consist mostly of privately issued bonds which are monitored by the Company through extensive internal analysis of the financial condition of the issuers and which generally include protective debt covenants. At December 31, 1999, the carrying value of the Company's investments in below investment grade fixed maturity securities amounted to $308.3 million.

   The Company has significant investments in commercial and agricultural mortgage loans and real estate (including joint ventures and partnerships). The locations of property collateralizing mortgage loans and real estate investment carrying values at December 31, 2000 and 1999 are as follows:

                       2000            1999
                  --------------  --------------
                          ($ in millions)
Geographic Region
Mountain......... $  331.5  23.7% $  319.7  19.8%
Southeast........    281.1  20.0     307.3  19.0
Midwest..........    250.9  17.9     290.4  17.9
West.............    249.5  17.8     323.3  20.0
Northeast........    208.6  14.9     234.7  14.5
Southwest........     79.1   5.7     142.1   8.8
                  -------- -----  -------- -----
       Total..... $1,400.7 100.0% $1,617.5 100.0%
                  ======== =====  ======== =====

                                  APPENDIX A

                         DEATH BENEFIT PERCENTAGE FOR
                  GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST

Attained Age                                                Applicable Percentage
------------                                                ---------------------
40 and Under...............................................          250%
41.........................................................          243
42.........................................................          236
43.........................................................          229
44.........................................................          222
45.........................................................          215
46.........................................................          209
47.........................................................          203
48.........................................................          197
49.........................................................          191
50.........................................................          185
51.........................................................          178
52.........................................................          171
53.........................................................          164
54.........................................................          157
55.........................................................          150
56.........................................................          146
57.........................................................          142
58.........................................................          138
59.........................................................          134
60.........................................................          130
61.........................................................          128
62.........................................................          126
63.........................................................          124
64.........................................................          122
65.........................................................          120
66.........................................................          119
67.........................................................          118
68.........................................................          117
69.........................................................          116
70.........................................................          115
71.........................................................          113
72.........................................................          111
73.........................................................          109
74.........................................................          107
75-90......................................................          105
91.........................................................          104
92.........................................................          103
93.........................................................          102
94-100.....................................................          101

                                  APPENDIX B

                  MONTHLY PER $1,000 SPECIFIED AMOUNT FACTORS

                                                              Factor
Issue Age                                                   Per $1,000
---------                                                   ----------
0-36.......................................................   $0.06
37-50......................................................    0.07
51.........................................................    0.08
52.........................................................    0.08
53.........................................................    0.09
54.........................................................    0.09
55.........................................................    0.10
56.........................................................    0.10
57.........................................................    0.10
58.........................................................    0.11
59.........................................................    0.11
60.........................................................    0.11
61.........................................................    0.11
62.........................................................    0.11
63.........................................................    0.11
64.........................................................    0.11
65.........................................................    0.11
66.........................................................    0.11
67.........................................................    0.12
68.........................................................    0.13
69.........................................................    0.13
70.........................................................    0.13
71.........................................................    0.13
72.........................................................    0.13
73.........................................................    0.14
74.........................................................    0.14
75.........................................................    0.14
76.........................................................    0.14
77.........................................................    0.15
78.........................................................    0.16
79.........................................................    0.16
80.........................................................    0.17
81.........................................................    0.19
82.........................................................    0.21
83.........................................................    0.22
84.........................................................    0.24
85.........................................................    0.26

                                  APPENDIX C

               ILLUSTRATIONS OF DEATH PROCEEDS, FUND VALUES AND
                       CASH VALUES, AND PREMIUM OUTLAYS

   The following tables illustrate how the key financial elements of the Policy work, specifically, how the death benefits, Fund Values and Cash Values could vary over an extended period of time. In addition, each table compares these values with premiums paid accumulated with interest.

   The Policies illustrated include the following:

                                                       Benefit Specified See
Sex                           Age  Underwriting Class  Option   Amount   Page
---                           --- -------------------- ------- --------- ----
Male......................... 45  Preferred Non-smoker    1    $200,000   C-4
Male......................... 45  Preferred Non-smoker    2    $200,000  C-15
Female....................... 45  Preferred Non-smoker    1    $200,000  C-25
Female....................... 45  Preferred Non-smoker    2    $200,000  C-35

   The tables show how Death Proceeds, Fund Values and Cash Values of a hypothetical Policy could vary over an extended period of time if the Subaccounts of the Variable Account had constant hypothetical gross annual investment returns of 0%, 6% or 12% over the periods indicated in each table. The values will differ from those shown in the tables if the annual investment returns are not absolutely constant. That is, the death benefits, Fund Values and Cash Values will be different if the returns averaged 0%, 6% or 12% over a period of years but went above or below those figures in individual Policy years. These illustrations assume that no Policy Loan has been taken. The amounts shown would differ if unisex rates were used.

   The amounts shown for Death Proceeds, Fund Values and Cash Values reflect the fact the net investment return on the Policy is lower than the gross investment return on the Subaccounts of the Variable Account. This results from the charges levied against the Subaccounts of the Variable Account (i.e., the mortality and expense risk charge) as well as the premium loads, administrative charges and Surrender Charges. The difference between the Fund Value and the Cash Value in the first 14 years is the Surrender Charge.


   The tables illustrate cost of insurance and expense charges at both current rates (which are described under Cost of Insurance, page 47) and at the maximum rates guaranteed in the Policies. The amounts shown at the end of each Policy year reflect a daily charge against the Funds as well as those assessed against the Subaccounts. These charges include the charge against the Subaccounts for mortality and expense risks and the effect on each Subaccount's investment experience of the charge to Portfolio assets for investment management and direct expenses. The mortality and expense risk fee is .35% annually on a guaranteed basis.



   The tables also reflect a deduction for a daily investment advisory fee and for other expenses of the Portfolio at a rate equivalent to an annual rate of 0.93% of the aggregate average daily net assets of the Portfolio. This hypothetical rate is representative of the average maximum investment advisory fee and other expenses of the Portfolios applicable to the Subaccounts of the Variable Account. Actual fees and other expenses vary by Portfolio and may be subject to agreements by the sponsor to waive or otherwise reimburse each Portfolio for operating expenses which exceed certain limits. For a detailed description of actual expenses and expense reimbursements, see pages 4-6 of the prospectus. There can be no assurance that the expense reimbursement arrangements will continue in the future, and any unreimbursed expenses would be reflected in the values included on the tables.


   The effect of these investment management, direct expenses and mortality and expense risk charges on a 0% gross rate of return would result in a net rate of return of -.93%, on 6% it would be 5.07%, and on 12% it would be 11.07%.

   The tables assume the deduction of charges including administrative and sales charges. For each age, there are tables for death benefit Options 1 and 2 and each option is illustrated using current and guaranteed policy cost factors. The tables reflect the fact that the Company does not currently make any charge against the Variable Account for state or federal taxes. If such a charge is made in the future, it will take a higher rate of return to produce after-tax returns of 0%, 6% or 12%.

   The following are descriptions of Table columns and key terms:

   Age: Insured's attained age at the end of the policy year

   Premium Outlay: The annualized out-of-pocket premium payments for each policy year including scheduled and any anticipated unscheduled premium payments. Premium payments are assumed to be paid at the beginning of each premium paying period. Amounts of surrenders and loans plus loan interest if any, are shown on the pages captioned "Premiums, Surrenders and Loans".

   Premium Accumulated at 5%: is equal to the premiums compounded at an annual effective rate of 5% and is shown at the end of the year.

Guaranteed Charges at 0.00%, 6.00% or 12.00%

   Cash Value: The value of the subaccounts at the end of each policy year assuming a 0.00%, 6.00% or 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at their guaranteed maximum. The cash value also takes into account any loans illustrated, as well as, the applicable surrender charges that would apply if the policy were surrendered prior to the end of the first fourteen years.

   Fund Value: The value of the subaccounts at the end of each policy year assuming a 0.00%, 6.00% or 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at their guaranteed maximum. The Fund Value DOES NOT take into account the applicable surrender charges that would apply if the policy were surrendered prior to the end of the first fourteen years.

   Death Proceeds: The benefit payable if the insured's death occurs at the end of the policy year, assuming a 0.00%, 6.00% or 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at their guaranteed maximums.

Current charges at 0.00%, 6.00% or 12.00%

   Cash Value: The value of the subaccounts at the end of each policy year assuming a 0.00%, 6.00% or 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at the current, non-guaranteed rates. The cash value also takes into account any loans illustrated, as well as, the applicable surrender charges that would apply if the policy were surrendered prior to the end of the first fourteen years.

   Fund Value: The value of the subaccounts at the end of each policy year assuming a 0.00%, 6.00% or 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at the current, non-guaranteed rates. The Fund Value DOES NOT take into account the applicable surrender charges that would apply if the policy were surrendered prior to the end of the first fourteen years.

   Death Proceeds: The benefit payable if the insured's death occurs at the end of the policy year assuming a 0.00%, 6.00% or 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at the current, non-guaranteed rates.

   The Company will furnish, upon request, a comparable illustration based on the age and sex of the proposed Insured, standard Premium Class assumptions and an initial Specified Amount and Scheduled Premium Payments of the applicant's choice. If a Policy is purchased, an individualized illustration will be delivered reflecting the Scheduled Premium Payment chosen and the Insured's actual risk class. After issuance, the Company will provide upon request an illustration of future Policy benefits based on both guaranteed and current cost factor assumptions and actual Account Value.

   The following is the page of supplemental footnotes to each of the flexible premium variable life to age 100 numeric summary and standard ledger statements which follow and which begin on page C-4.

            STANDARD LEDGER STATEMENT -- SUPPLEMENTAL FOOTNOTE PAGE
                           MONY Custom Equity Master
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY
                          MONY Life Insurance Company

Additional Information

   This policy has been tested for the possibility of classification as a modified endowment. This test is not a guarantee that a policy will not be classified as a modified endowment.

   This illustration has been checked against federal tax laws relating to their definition of life insurance and is in compliance based on proposed premium payments and coverages. Any decrease in specified amount and/or a change in death benefit option 2 to death benefit option 1 and/or surrenders occurring in the first 15 years may cause a taxable event. In addition, if the policy is defined as a modified endowment policy, a loan, surrender, or assignment or pledge (unless such assignment or pledge is for burial expenses and the maximum death benefit is not in excess of $25,000) may be considered a taxable distribution and a ten percent penalty may be added to any tax on the distribution. Please consult your tax advisor for advice.

                              GUIDELINE PREMIUMS

                                                        Initial    Initial
                                      Death            Guideline  Guideline
                                     Benefit Specified  Single     Annual
     Sex   Age  Underwriting Class   Option   Amount    Premium    Premium
     ---   --- --------------------- ------- --------- ---------- ----------
    Male   45  Preferred, Non-Smoker    1    $200,000  $46,086.86 $ 3,814.80
    Male   45  Preferred, Non-Smoker    2    $200,000  $46,086.86 $12,307.35
    Female 45  Preferred, Non-Smoker    1    $200,000  $39,445.19 $ 3,204.78
    Female 45  Preferred, Non-Smoker    2    $200,000  $39,445.19 $10,426.48

   Values shown on this illustration are based on a policyowner tax bracket of 0%.

   Premiums are assumed to be paid at the beginning of the payment period. Policy values and ages are shown as of the end of the policy year and reflect the effect of all loans and surrenders. The death proceeds, fund value and value upon surrender will differ if premiums are paid in different amounts, frequencies, or not on the due date.

   The policy's cash value is net of any applicable surrender charge.

   Premiums less the following deductions are added to the fund value:

    1. A premium tax charge of .80% of gross premiums in all policy years.

    2. A sales charge on the gross premiums. The sales charges equal 4% of each premium dollar paid for amounts less than $500,000 for Policy Years 1-10 (1% for Policy Years 11 and later) and 2% for total amounts of $500,000 or more for Policy Years 1-10 (0.5% for Policy Years 11 and later).

    3. A DAC tax charge of 1.25%of gross premiums in all policy years. No charge will be deducted where premiums received are not subject to this tax.

   For the first year, those columns assuming guaranteed charges use the current monthly mortality charges, current monthly administrative charges, current charges for mortality and expense risks, current charges for rider benefits, if any, and current premium sales charge as well as the assumed hypothetical gross annual investment return indicated. Thereafter these columns use guaranteed monthly mortality charges, guaranteed monthly administrative charges, guaranteed charges for mortality and expense risks, guaranteed charges for rider benefits if any, guaranteed maximum premium sales charge, and the assumed hypothetical gross annual investment return indicated. Those columns assuming current charges are based upon "current charges" and the assumed hypothetical gross annual investment return indicated.

   The current charges declared by MONY Life Insurance Company are guaranteed for the first policy year and apply to policies issued as of the illustration preparation date and could change between the preparation date and the date the policy is issued. After the first policy year, current charges are not guaranteed, and may be changed at the discretion of MONY Life Insurance Company.

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY


Numeric Summary The following table shows how differences in investment returns and policy charges would affect policy cash value and death benefit.

                  Guaranteed Charges*    Guaranteed Charges**    Current Charges***
                 ---------------------- ---------------------- ----------------------
                   0.00% (-0.93% Net)     0.00% (-0.93% Net)     0.00% (-0.93% Net)
 Policy  Premium Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
  Year   Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
   1      2,598       0  1,918 200,000       0  1,918 200,000       0  1,918 200,000
   5      2,598   5,596  7,155 200,000   5,596  7,155 200,000   7,244  8,803 200,000
   10     2,598  10,587 11,496 200,000  10,587 11,496 200,000  15,696 16,605 200,000
   20     2,598   9,117  9,117 200,000   9,117  9,117 200,000  25,566 25,566 200,000
@ Age 70  2,598  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  22,441 22,441 200,000
@ Age 85      0  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED
@ Age 90      0  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED

* Policy lapses in policy year 24 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 24 based on guaranteed charges and a gross investment return of 0.00%.
***Policy lapses in policy year 33 based on current charges and a gross investment return of 0.00%.

Applicant's or   I have received a copy of this illustration and understand that any not-guaranteed
Policyowner's    elements are subject to change and could be either higher or lower. The agent has
Acknowledgement  told me that they are not guaranteed

                 ---------------------------------------------------------- -------------------------
                 Signature of Applicant or Policyowner                      Date

Representative's I certify that this illustration has been presented to the applicant and that I have
Acknowledgement  explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.

                 ---------------------------------------------------------- -------------------------
                 Signature of Representative                                Date

Age 45 Male Non-Smoker Preferred                         Prepared On 10/11/2001
Specified Amount:  $200,000 . Death Benefit
Option: Specified Amount for Option 1 . TP: $2,598.00 . GPT Version 01.2002 Initial Modal Premium: $2,598.00 . Premium
Mode: Annual  . Riders: None                                       Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY


Standard Ledger Statement

                              Guaranteed Charges                  Current Charges
                 --------------------------------------------- ----------------------
                   0.00% (-0.93% Net)     0.00% (-0.93% Net)     0.00% (-0.93% Net)
End
 of      Premium Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
Year Age Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
  1  46   2,598       0  1,918 200,000       0  1,918 200,000       0  1,918 200,000
  2  47   2,598   1,396  3,344 200,000   1,396  3,344 200,000   1,791  3,740 200,000
  3  48   2,598   2,865  4,683 200,000   2,865  4,683 200,000   3,647  5,466 200,000
  4  49   2,598   4,272  5,961 200,000   4,272  5,961 200,000   5,457  7,146 200,000
  5  50   2,598   5,596  7,155 200,000   5,596  7,155 200,000   7,244  8,803 200,000
  6  51   2,598   6,817  8,246 200,000   6,817  8,246 200,000   9,009 10,438 200,000
  7  52   2,598   7,935  9,234 200,000   7,935  9,234 200,000  10,751 12,050 200,000
  8  53   2,598   8,954 10,123 200,000   8,954 10,123 200,000  12,449 13,618 200,000
  9  54   2,598   9,829 10,869 200,000   9,829 10,869 200,000  14,105 15,144 200,000
 10  55   2,598  10,587 11,496 200,000  10,587 11,496 200,000  15,696 16,605 200,000
 11  56   2,598  11,428 12,208 200,000  11,428 12,208 200,000  17,448 18,227 200,000
 12  57   2,598  12,239 12,759 200,000  12,239 12,759 200,000  19,223 19,743 200,000
 13  58   2,598  12,891 13,151 200,000  12,891 13,151 200,000  20,874 21,134 200,000
 14  59   2,598  13,213 13,343 200,000  13,213 13,343 200,000  22,232 22,362 200,000
 15  60   2,598  13,335 13,335 200,000  13,335 13,335 200,000  23,388 23,388 200,000
 16  61   2,598  13,084 13,084 200,000  13,084 13,084 200,000  24,218 24,218 200,000
 17  62   2,598  12,590 12,590 200,000  12,590 12,590 200,000  24,854 24,854 200,000
 18  63   2,598  11,785 11,785 200,000  11,785 11,785 200,000  25,279 25,279 200,000
 19  64   2,598  10,644 10,644 200,000  10,644 10,644 200,000  25,516 25,516 200,000
 20  65   2,598   9,117  9,117 200,000   9,117  9,117 200,000  25,566 25,566 200,000
 21  66   2,598   7,151  7,151 200,000   7,151  7,151 200,000  25,430 25,430 200,000
 22  67   2,598   4,710  4,710 200,000   4,710  4,710 200,000  25,046 25,046 200,000
 23  68   2,598   1,731  1,731 200,000   1,731  1,731 200,000  24,415 24,415 200,000
 24  69   2,598  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  23,554 23,554 200,000
 25  70   2,598                                                22,441 22,441 200,000

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                        Prepared On: 10/11/2001
Specified Amount:  $200,000 . Death Benefit
Option: Specified Amount for Option 1 . TP: $2,598.00 . GPT Version 01.2002 Initial Modal Premium: $2,598.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement continued

                            Guaranteed Charges                Current Charges
                 ----------------------------------------- ----------------------
                  0.00% (-0.93% Net)   0.00% (-0.93% Net)    0.00% (-0.93% Net)
End
 of      Premium Cash  Fund   Death   Cash  Fund   Death   Cash   Fund    Death
Year Age Outlay  Value Value Proceeds Value Value Proceeds Value  Value  Proceeds
 26  71   2,598                                            21,030 21,030 200,000
 27  72   2,598                                            19,378 19,378 200,000
 28  73   2,598                                            17,373 17,373 200,000
 29  74   2,598                                            14,938 14,938 200,000
 30  75   2,598                                            12,014 12,014 200,000
 31  76   2,598                                             8,557  8,557 200,000
 32  77   2,598                                             4,495  4,495 200,000
 33  78       0                                            LAPSED LAPSED  LAPSED

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                        Prepared On: 10/11/2001
Specified Amount:  $200,000 . Death Benefit
Option: Specified Amount for Option 1 . TP: $2,598.00 . GPT Version 01.2002 Initial Modal Premium: $2,598.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY


Numeric Summary The following table shows how differences in investment returns and policy charges would affect policy cash value and death benefit.

                  Guaranteed Charges*    Guaranteed Charges**     Current Charges***
                 ---------------------- ---------------------- ------------------------
                   0.00% (-0.93% Net)     6.00% (5.07% Net)       6.00% (5.07% Net)
 Policy  Premium Cash   Fund    Death   Cash   Fund    Death    Cash    Fund    Death
  Year   Outlay  Value  Value  Proceeds Value  Value  Proceeds  Value   Value  Proceeds
   1      2,598       0  1,918 200,000     100  2,048 200,000      100   2,048 200,000
   5      2,598   5,596  7,155 200,000   7,238  8,797 200,000    9,082  10,641 200,000
   10     2,598  10,587 11,496 200,000  16,236 17,146 200,000   22,570  23,479 200,000
   20     2,598   9,117  9,117 200,000  29,865 29,865 200,000   54,856  54,856 200,000
@ Age 70  2,598  LAPSED LAPSED  LAPSED  24,921 24,921 200,000   70,462  70,462 200,000
@ Age 85  2,598  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  108,197 108,197 200,000
@ Age 90  2,598  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  101,711 101,711 200,000

* Policy lapses in policy year 24 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 30 based on guaranteed charges and a gross investment return of 6.00%.
***Policy lapses in policy year 53 based on current charges and a gross investment return of 6.00%.

Applicant's or   I have received a copy of this illustration and understand that any not-guaranteed
Policyowner's    elements are subject to change and could be either higher or lower. The agent has
Acknowledgement  told me that they are not guaranteed.

                 ---------------------------------------------------------- -------------------------
                 Signature of Applicant or Policyowner                      Date

Representative's I certify that this illustration has been presented to the applicant and that I have
Acknowledgement  explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.

                 ---------------------------------------------------------- -------------------------
                 Signature of Representative                                Date

Age 45 Male Non-Smoker Preferred                         Prepared On 10/11/2001
Specified Amount:  $200,000 . Death Benefit
Option: Specified Amount for Option 1 . TP: $2,598.00 . GPT Version 01.2002 Initial Modal Premium: $2,598.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY


Standard Ledger Statement

                              Guaranteed Charges                  Current Charges
                 --------------------------------------------- ----------------------
                   0.00% (-0.93% Net)     6.00% (5.07% Net)      6.00% (5.07% Net)
End
 of      Premium Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
Year Age Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
  1  46   2,598       0  1,918 200,000     100  2,048 200,000     100  2,048 200,000
  2  47   2,598   1,396  3,344 200,000   1,761  3,710 200,000   2,169  4,118 200,000
  3  48   2,598   2,865  4,683 200,000   3,561  5,379 200,000   4,392  6,210 200,000
  4  49   2,598   4,272  5,961 200,000   5,393  7,082 200,000   6,687  8,376 200,000
  5  50   2,598   5,596  7,155 200,000   7,238  8,797 200,000   9,082 10,641 200,000
  6  51   2,598   6,817  8,246 200,000   9,074 10,503 200,000  11,582 13,011 200,000
  7  52   2,598   7,935  9,234 200,000  10,901 12,200 200,000  14,191 15,490 200,000
  8  53   2,598   8,954 10,123 200,000  12,723 13,892 200,000  16,892 18,062 200,000
  9  54   2,598   9,829 10,869 200,000  14,494 15,533 200,000  19,691 20,730 200,000
 10  55   2,598  10,587 11,496 200,000  16,236 17,146 200,000  22,570 23,479 200,000
 11  56   2,598  11,428 12,208 200,000  18,162 18,941 200,000  25,767 26,546 200,000
 12  57   2,598  12,239 12,759 200,000  20,158 20,677 200,000  29,154 29,674 200,000
 13  58   2,598  12,891 13,151 200,000  22,094 22,354 200,000  32,588 32,848 200,000
 14  59   2,598  13,213 13,343 200,000  23,797 23,927 200,000  35,904 36,034 200,000
 15  60   2,598  13,335 13,335 200,000  25,395 25,395 200,000  39,198 39,198 200,000
 16  61   2,598  13,084 13,084 200,000  26,713 26,713 200,000  42,347 42,347 200,000
 17  62   2,598  12,590 12,590 200,000  27,875 27,875 200,000  45,486 45,486 200,000
 18  63   2,598  11,785 11,785 200,000  28,813 28,813 200,000  48,604 48,604 200,000
 19  64   2,598  10,644 10,644 200,000  29,495 29,495 200,000  51,725 51,725 200,000
 20  65   2,598   9,117  9,117 200,000  29,865 29,865 200,000  54,856 54,856 200,000
 21  66   2,598   7,151  7,151 200,000  29,864 29,864 200,000  58,005 58,005 200,000
 22  67   2,598   4,710  4,710 200,000  29,445 29,445 200,000  61,129 61,129 200,000
 23  68   2,598   1,731  1,731 200,000  28,535 28,535 200,000  64,235 64,235 200,000
 24  69   2,598  LAPSED LAPSED  LAPSED  27,073 27,073 200,000  67,349 67,349 200,000
 25  70   2,598                         24,921 24,921 200,000  70,462 70,462 200,000

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                        Prepared On: 10/11/2001
Specified Amount: $200,000 . Death Benefit
Option: Specified Amount for Option 1 . TP: $2,598.00 . GPT Version 01.2002 Initial Modal Premium: $2,598.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement continued

                             Guaranteed Charges                  Current Charges
                 ------------------------------------------- ------------------------
                  0.00% (-0.93% Net)    6.00% (5.07% Net)       6.00% (5.07% Net)
End
 of      Premium Cash  Fund   Death   Cash   Fund    Death    Cash    Fund    Death
Year Age Outlay  Value Value Proceeds Value  Value  Proceeds  Value   Value  Proceeds
 26  71   2,598                       21,946 21,946 200,000   73,553  73,553 200,000
 27  72   2,598                       17,968 17,968 200,000   76,676  76,676 200,000
 28  73   2,598                       12,728 12,728 200,000   79,769  79,769 200,000
 29  74   2,598                        5,938  5,938 200,000   82,798  82,798 200,000
 30  75   2,598                       LAPSED LAPSED  LAPSED   85,745  85,745 200,000
 31  76   2,598                                               88,604  88,604 200,000
 32  77   2,598                                               91,359  91,359 200,000
 33  78   2,598                                               93,977  93,977 200,000
 34  79   2,598                                               96,440  96,440 200,000
 35  80   2,598                                               98,726  98,726 200,000
 36  81   2,598                                              101,146 101,146 200,000
 37  82   2,598                                              103,380 103,380 200,000
 38  83   2,598                                              105,404 105,404 200,000
 39  84   2,598                                              107,043 107,043 200,000
 40  85   2,598                                              108,197 108,197 200,000
 41  86   2,598                                              108,770 108,770 200,000
 42  87   2,598                                              108,621 108,621 200,000
 43  88   2,598                                              107,513 107,513 200,000
 44  89   2,598                                              105,310 105,310 200,000
 45  90   2,598                                              101,711 101,711 200,000
 46  91   2,598                                               96,608  96,608 200,000
 47  92   2,598                                               90,291  90,291 200,000
 48  93   2,598                                               81,462  81,462 200,000
 49  94   2,598                                               69,543  69,543 200,000
 50  95   2,598                                               53,572  53,572 200,000

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                        Prepared On: 10/11/2001
Specified Amount: $200,000 . Death Benefit
Option: Specified Amount for Option 1 . TP: $2,598.00 . GPT Version 01.2002 Initial Modal Premium: $2,598.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement continued

                            Guaranteed Charges                Current Charges
                 ----------------------------------------- ----------------------
                  0.00% (-0.93% Net)   6.00% (5.07% Net)     6.00% (5.07% Net)
End
 of      Premium Cash  Fund   Death   Cash  Fund   Death   Cash   Fund    Death
Year Age Outlay  Value Value Proceeds Value Value Proceeds Value  Value  Proceeds
 51  96   2,598                                            33,604 33,604 200,000
 52  97   2,598                                             7,619  7,619 200,000
 53  98       0                                            LAPSED LAPSED  LAPSED

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.


Age 45 Male Non-Smoker Preferred                        Prepared On: 10/11/2001
Specified Amount: $200,000 . Death Benefit
Option: Specified Amount for Option 1 . TP: $2,598.00 . GPT Version 01.2002 Initial Modal Premium: $2,598.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY


Numeric Summary The following table shows how differences in investment returns and policy charges would affect policy cash value and death benefit.

                  Guaranteed Charges*     Guaranteed Charges**         Current Charges***
                 ---------------------- ------------------------- -----------------------------
                   0.00% (-0.93% Net)      12.00% (11.07% Net)         12.00% (11.07% Net)
 Policy  Premium Cash   Fund    Death    Cash    Fund    Death      Cash      Fund     Death
  Year   Outlay  Value  Value  Proceeds  Value   Value  Proceeds    Value     Value   Proceeds
   1      2,598       0  1,918 200,000      230   2,179   200,000       230     2,179   200,000
   5      2,598   5,596  7,155 200,000    9,184  10,743   200,000    11,244    12,802   200,000
   10     2,598  10,587 11,496 200,000   24,579  25,488   200,000    32,485    33,394   200,000
   20     2,598   9,117  9,117 200,000   80,960  80,960   200,000   120,659   120,659   200,000
@ Age 70  2,598  LAPSED LAPSED  LAPSED  132,581 132,581   200,000   209,669   209,669   243,216
@ Age 85  2,598  LAPSED LAPSED  LAPSED  614,942 614,942   645,689   975,559   975,559 1,024,336
@ Age 90  2,598  LAPSED LAPSED  LAPSED  975,987 975,987 1,024,787 1,579,177 1,579,177 1,658,136

* Policy lapses in policy year 24 based on guaranteed charges and a gross investment return of 0.00%.
** Policy continues to age 100 based on guaranteed charges and a gross investment return of 12.00%.
***Policy continues to age 100 based on current charges and a gross investment return of 12.00%.

Applicant's or   I have received a copy of this illustration and understand that any not-guaranteed
Policyowner's    elements are subject to change and could be either higher or lower. The agent has
Acknowledgement  told me that they are not guaranteed.

                 ---------------------------------------------------------- -------------------------
                 Signature of Applicant or Policyowner                      Date

Representative's I certify that this illustration has been presented to the applicant and that I have
Acknowledgement  explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.

                 ---------------------------------------------------------- -------------------------
                 Signature of Representative                                Date

Age 45 Male Non-Smoker Preferred                        Prepared On: 10/11/2001
Specified Amount:  $200,000 . Death Benefit
Option: Specified Amount for Option 1 . TP: $2,598.00 . GPT Version 01.2002 Initial Modal Premium: $2,598.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement

                               Guaranteed Charges                    Current Charges
                 ----------------------------------------------- ------------------------
                   0.00% (-0.93% Net)     12.00% (11.07% Net)      12.00% (11.07% Net)
End
 of      Premium Cash   Fund    Death    Cash    Fund    Death    Cash    Fund    Death
Year Age Outlay  Value  Value  Proceeds  Value   Value  Proceeds  Value   Value  Proceeds
  1  46   2,598       0  1,918 200,000      230   2,179 200,000      230   2,179 200,000
  2  47   2,598   1,396  3,344 200,000    2,143   4,092 200,000    2,563   4,512 200,000
  3  48   2,598   2,865  4,683 200,000    4,319   6,138 200,000    5,199   7,018 200,000
  4  49   2,598   4,272  5,961 200,000    6,668   8,356 200,000    8,076   9,765 200,000
  5  50   2,598   5,596  7,155 200,000    9,184  10,743 200,000   11,244  12,802 200,000
  6  51   2,598   6,817  8,246 200,000   11,866  13,295 200,000   14,733  16,162 200,000
  7  52   2,598   7,935  9,234 200,000   14,734  16,033 200,000   18,578  19,877 200,000
  8  53   2,598   8,954 10,123 200,000   17,810  18,979 200,000   22,794  23,963 200,000
  9  54   2,598   9,829 10,869 200,000   21,075  22,115 200,000   27,422  28,461 200,000
 10  55   2,598  10,587 11,496 200,000   24,579  25,488 200,000   32,485  33,394 200,000
 11  56   2,598  11,428 12,208 200,000   28,572  29,351 200,000   38,274  39,054 200,000
 12  57   2,598  12,239 12,759 200,000   32,982  33,501 200,000   44,720  45,239 200,000
 13  58   2,598  12,891 13,151 200,000   37,719  37,978 200,000   51,734  51,994 200,000
 14  59   2,598  13,213 13,343 200,000   42,658  42,788 200,000   59,221  59,351 200,000
 15  60   2,598  13,335 13,335 200,000   47,979  47,979 200,000   67,356  67,356 200,000
 16  61   2,598  13,084 13,084 200,000   53,570  53,570 200,000   76,097  76,097 200,000
 17  62   2,598  12,590 12,590 200,000   59,625  59,625 200,000   85,678  85,678 200,000
 18  63   2,598  11,785 11,785 200,000   66,165  66,165 200,000   96,200  96,200 200,000
 19  64   2,598  10,644 10,644 200,000   73,255  73,255 200,000  107,810 107,810 200,000
 20  65   2,598   9,117  9,117 200,000   80,960  80,960 200,000  120,659 120,659 200,000
 21  66   2,598   7,151  7,151 200,000   89,361  89,361 200,000  134,922 134,922 200,000
 22  67   2,598   4,710  4,710 200,000   98,576  98,576 200,000  150,774 150,774 200,000
 23  68   2,598   1,731  1,731 200,000  108,734 108,734 200,000  168,455 168,455 200,000
 24  69   2,598  LAPSED LAPSED  LAPSED  120,008 120,008 200,000  188,082 188,082 220,056
 25  70   2,598                         132,581 132,581 200,000  209,669 209,669 243,216

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                        Prepared On: 10/11/2001
Specified Amount:  $200,000 . Death Benefit
Option: Specified Amount for Option 1 . TP: $2,598.00 . GPT Version 01.2002 Initial Modal Premium: $2,598.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY


Standard Ledger Statement continued

                                    Guaranteed Charges                           Current Charges
                 -------------------------------------------------------- -----------------------------
                     0.00% (-0.93% Net)          12.00% (11.07% Net)           12.00% (11.07% Net)
End
 of      Premium  Cash     Fund     Death     Cash      Fund     Death      Cash      Fund     Death
Year Age Outlay   Value    Value   Proceeds   Value     Value   Proceeds    Value     Value   Proceeds
 26  71   2,598                               146,701   146,701   200,000   233,408   233,408   268,420
 27  72   2,598                               162,679   162,679   200,000   259,589   259,589   293,335
 28  73   2,598                               180,912   180,912   200,812   288,465   288,465   320,196
 29  74   2,598                               201,459   201,459   219,590   320,337   320,337   349,167
 30  75   2,598                               224,174   224,174   239,866   355,552   355,552   380,441
 31  76   2,598                               249,356   249,356   261,823   394,513   394,513   414,238
 32  77   2,598                               276,973   276,973   290,822   437,387   437,387   459,256
 33  78   2,598                               307,248   307,248   322,610   484,553   484,553   508,780
 34  79   2,598                               340,414   340,414   357,435   536,427   536,427   563,248
 35  80   2,598                               376,724   376,724   395,560   593,462   593,462   623,135
 36  81   2,598                               416,439   416,439   437,261   656,251   656,251   689,063
 37  82   2,598                               459,833   459,833   482,824   725,260   725,260   761,523
 38  83   2,598                               507,185   507,185   532,544   801,081   801,081   841,135
 39  84   2,598                               558,786   558,786   586,725   884,295   884,295   928,510
 40  85   2,598                               614,942   614,942   645,689   975,559   975,559 1,024,336
 41  86   2,598                               675,976   675,976   709,775 1,075,586 1,075,586 1,129,365
 42  87   2,598                               742,229   742,229   779,340 1,185,132 1,185,132 1,244,389
 43  88   2,598                               814,066   814,066   854,769 1,304,967 1,304,967 1,370,216
 44  89   2,598                               891,858   891,858   936,450 1,436,009 1,436,009 1,507,810
 45  90   2,598                               975,987   975,987 1,024,787 1,579,177 1,579,177 1,658,136
 46  91   2,598                             1,066,824 1,066,824 1,120,165 1,735,666 1,735,666 1,822,449
 47  92   2,598                             1,167,980 1,167,980 1,214,699 1,909,496 1,909,496 1,985,876
 48  93   2,598                             1,281,260 1,281,260 1,319,698 2,102,417 2,102,417 2,165,490
 49  94   2,598                             1,408,883 1,408,883 1,437,060 2,317,270 2,317,270 2,363,616
 50  95   2,598                             1,553,735 1,553,735 1,569,272 2,557,324 2,557,324 2,582,897

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                        Prepared On: 10/11/2001
Specified Amount:  $200,000 . Death Benefit
Option: Specified Amount for Option 1 . TP: $2,598.00 . GPT Version 01.2002 Initial Modal Premium: $2,598.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY


Standard Ledger Statement continued

                                 Guaranteed Charges                        Current Charges
                 -------------------------------------------------- -----------------------------
                  0.00% (-0.93% Net)       12.00% (11.07% Net)           12.00% (11.07% Net)
End
 of      Premium Cash  Fund   Death     Cash      Fund     Death      Cash      Fund     Death
Year Age Outlay  Value Value Proceeds   Value     Value   Proceeds    Value     Value   Proceeds
 51.  96  2,598                       1,712,498 1,712,498 1,729,623 2,821,911 2,821,911 2,850,130
 52.  97  2,598                       1,885,811 1,885,811 1,904,669 3,113,432 3,113,432 3,144,566
 53.  98  2,598                       2,073,179 2,073,179 2,093,911 3,434,389 3,434,389 3,468,732
 54.  99  2,598                       2,276,089 2,276,089 2,298,850 3,787,817 3,787,817 3,825,695
 55. 100  2,598                       2,498,594 2,498,594 2,523,580 4,176,790 4,176,790 4,218,558

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVETCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.


Age 45 Male Non-Smoker Preferred                        Prepared On: 10/11/2001
Specified Amount:  $200,000 . Death Benefit
Option: Specified Amount for Option 1 . TP: $2,598.00 . GPT Version 01.2002 Initial Modal Premium: $2,598.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Numeric Summary The following table shows how differences in investment returns and policy charges would affect policy cash value and death benefit.

                  Guaranteed Charges*    Guaranteed Charges**    Current Charges***
                 ---------------------- ---------------------- ----------------------
                   0.00% (-0.93% Net)     0.00% (-0.93% Net)     0.00% (-0.93% Net)
 Policy  Premium Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
  Year   Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
   1      2,598       0  1,916 201,916       0  1,916 201,916       0  1,916 201,916
   5      2,598   5,496  7,054 207,054   5,496  7,054 207,054   7,188  8,747 208,747
   10     2,598  10,163 11,073 211,073  10,163 11,073 211,073  15,485 16,394 216,394
   20     2,598   7,075  7,075 207,075   7,075  7,075 207,075  23,785 23,785 223,785
@ Age 70  2,598  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  18,889 18,889 218,889
@ Age 85      0  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED
@ Age 90      0  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED

* Policy lapses in policy year 23 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 23 based on guaranteed charges and a gross investment return of 0.00%.
***Policy lapses in policy year 32 based on current charges and a gross investment return of 0.00%.

Applicant's or   I have received a copy of this illustration and understand that any not-
Policyowner's    guaranteed elements are subject to change and could be either higher or
Acknowledgement  lower. The agent has told me that they are not guaranteed.


                 -------------------------------------------------------- ----------------------
                 Signature of Applicant or Policyowner                    Date

Representative's I certify that this illustration has been presented to the applicant and that I
Acknowledgement  have explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.


                 -------------------------------------------------------- ----------------------
                 Signature of Representative                              Date

Age 45 Male Non-Smoker Preferred                        Prepared On: 10/11/2001
Specified Amount: $200,000 . Death Benefit
Option: Specified Amount for Option 2 . TP: $2,598.00 . GPT Version 01.2002 Initial Modal Premium: $2,598.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement


                              Guaranteed Charges                  Current Charges
                 --------------------------------------------- ----------------------
                   0.00% (-0.93% Net)     0.00% (-0.93% Net)     0.00% (-0.93% Net)
End
 of      Premium Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
Year Age Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
  1  46   2,598       0  1,916 201,916       0  1,916 201,916       0  1,916 201,916
  2  47   2,598   1,379  3,327 203,327   1,379  3,327 203,327   1,782  3,730 203,730
  3  48   2,598   2,827  4,645 204,645   2,827  4,645 204,645   3,626  5,445 205,445
  4  49   2,598   4,206  5,895 205,895   4,206  5,895 205,895   5,420  7,109 207,109
  5  50   2,598   5,496  7,054 207,054   5,496  7,054 207,054   7,188  8,747 208,747
  6  51   2,598   6,672  8,101 208,101   6,672  8,101 208,101   8,930 10,359 210,359
  7  52   2,598   7,737  9,036 209,036   7,737  9,036 209,036  10,647 11,946 211,946
  8  53   2,598   8,692  9,861 209,861   8,692  9,861 209,861  12,315 13,484 213,484
  9  54   2,598   9,492 10,531 210,531   9,492 10,531 210,531  13,936 14,975 214,975
 10  55   2,598  10,163 11,073 211,073  10,163 11,073 211,073  15,485 16,394 216,394
 11  56   2,598  10,903 11,683 211,683  10,903 11,683 211,683  17,184 17,964 217,964
 12  57   2,598  11,598 12,118 212,118  11,598 12,118 212,118  18,894 19,414 219,414
 13  58   2,598  12,120 12,379 212,379  12,120 12,379 212,379  20,463 20,723 220,723
 14  59   2,598  12,294 12,424 212,424  12,294 12,424 212,424  21,715 21,845 221,845
 15  60   2,598  12,254 12,254 212,254  12,254 12,254 212,254  22,736 22,736 222,736
 16  61   2,598  11,827 11,827 211,827  11,827 11,827 211,827  23,401 23,401 223,401
 17  62   2,598  11,145 11,145 211,145  11,145 11,145 211,145  23,841 23,841 223,841
 18  63   2,598  10,142 10,142 210,142  10,142 10,142 210,142  24,038 24,038 224,038
 19  64   2,598   8,800  8,800 208,800   8,800  8,800 208,800  24,018 24,018 224,018
 20  65   2,598   7,075  7,075 207,075   7,075  7,075 207,075  23,785 23,785 223,785
 21  66   2,598   4,927  4,927 204,927   4,927  4,927 204,927  23,343 23,343 223,343
 22  67   2,598   2,339  2,339 202,339   2,339  2,339 202,339  22,623 22,623 222,623
 23  68   2,598  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  21,630 21,630 221,630
 24  69   2,598                                                20,392 20,392 220,392
 25  70   2,598                                                18,889 18,889 218,889

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                        Prepared On: 10/11/2001
Specified Amount:  $200,000 . Death Benefit
Option: Specified Amount for Option 2 . TP: $2,598.00 . GPT Version 01.2002 Initial Modal Premium: $2,598.00 . Premium
Mode: Annual  . Riders: None                                       Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement continued

                            Guaranteed Charges                Current Charges
                 ----------------------------------------- ----------------------
                  0.00% (-0.93% Net)   0.00% (-0.93% Net)    0.00% (-0.93% Net)
End
 of      Premium Cash  Fund   Death   Cash  Fund   Death   Cash   Fund    Death
Year Age Outlay  Value Value Proceeds Value Value Proceeds Value  Value  Proceeds
 26  71   2,598                                            17,077 17,077 217,077
 27  72   2,598                                            15,034 15,034 215,034
 28  73   2,598                                            12,643 12,643 212,643
 29  74   2,598                                             9,839  9,839 209,839
 30  75   2,598                                             6,581  6,581 206,581
 31  76   2,598                                             2,852  2,852 202,852
 32  77       0                                            LAPSED LAPSED  LAPSED

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.


Age 45 Male Non-Smoker Preferred                        Prepared On: 10/11/2001
Specified Amount:  $200,000 . Death Benefit
Option: Specified Amount for Option 2 . TP: $2,598.00 . GPT Version 01.2002 Initial Modal Premium: $2,598.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Numeric Summary The following table shows how differences in investment returns and policy charges would affect policy cash value and death benefit.

                  Guaranteed Charges*    Guaranteed Charges**    Current Charges***
                 ---------------------- ---------------------- ----------------------
                   0.00% (-0.93% Net)     6.00% (5.07% Net)      6.00% (5.07% Net)
 Policy  Premium Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
  Year   Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
   1      2,598       0  1,916 201,916      97  2,045 202,045      97  2,045 202,045
   5      2,598   5,496  7,054 207,054   7,112  8,671 208,671   9,012 10,571 210,571
   10     2,598  10,163 11,073 211,073  15,582 16,492 216,492  22,249 23,159 223,159
   20     2,598   7,075  7,075 207,075  24,561 24,561 224,561  50,888 50,888 250,888
@ Age 70  2,598  LAPSED LAPSED  LAPSED  13,767 13,767 213,767  60,067 60,067 260,067
@ Age 85  2,598  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  16,865 16,865 216,865
@ Age 90      0  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED

* Policy lapses in policy year 23 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 28 based on guaranteed charges and a gross investment return of 6.00%.
***Policy lapses in policy year 42 based on current charges and a gross investment return of 6.00%.

Applicant's or   I have received a copy of this illustration and understand that any not-guaranteed
Policyowner's    elements are subject to change and could be either higher or lower. The agent has
Acknowledgement  told me that they are not guaranteed.

                 ---------------------------------------------------------- -------------------------
                 Signature of Applicant or Policyowner                      Date

Representative's I certify that this illustration has been presented to the applicant and that I have
Acknowledgement  explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.

                 ---------------------------------------------------------- -------------------------
                 Signature of Representative                                Date

Age 45 Male Non-Smoker Preferred                        Prepared On: 10/11/2001
Specified Amount:  $200,000 . Death Benefit
Option: Specified Amount for Option 2 . TP: $2,598.00 . GPT Version 01.2002 Initial Modal Premium: $2,598.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement

                              Guaranteed Charges                  Current Charges
                 --------------------------------------------- ----------------------
                   0.00% (-0.93% Net)     6.00% (5.07% Net)      6.00% (5.07% Net)
End
 of      Premium Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
Year Age Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
  1  46   2,598       0  1,916 201,916      97  2,045 202,045      97  2,045 202,045
  2  47   2,598   1,379  3,327 203,327   1,742  3,691 203,691   2,159  4,107 204,107
  3  48   2,598   2,827  4,645 204,645   3,517  5,335 205,335   4,367  6,186 206,186
  4  49   2,598   4,206  5,895 205,895   5,314  7,003 207,003   6,643  8,331 208,331
  5  50   2,598   5,496  7,054 207,054   7,112  8,671 208,671   9,012 10,571 210,571
  6  51   2,598   6,672  8,101 208,101   8,885 10,314 210,314  11,480 12,909 212,909
  7  52   2,598   7,737  9,036 209,036  10,632 11,931 211,931  14,051 15,350 215,350
  8  53   2,598   8,692  9,861 209,861  12,352 13,521 213,521  16,704 17,873 217,873
  9  54   2,598   9,492 10,531 210,531  13,995 15,034 215,034  19,444 20,483 220,483
 10  55   2,598  10,163 11,073 211,073  15,582 16,492 216,492  22,249 23,159 223,159
 11  56   2,598  10,903 11,683 211,683  17,316 18,095 218,095  25,352 26,131 226,131
 12  57   2,598  11,598 12,118 212,118  19,078 19,598 219,598  28,617 29,137 229,137
 13  58   2,598  12,120 12,379 212,379  20,735 20,995 220,995  31,892 32,152 232,152
 14  59   2,598  12,294 12,424 212,424  22,103 22,233 222,233  34,998 35,128 235,128
 15  60   2,598  12,254 12,254 212,254  23,306 23,306 223,306  38,015 38,015 238,015
 16  61   2,598  11,827 11,827 211,827  24,157 24,157 224,157  40,808 40,808 240,808
 17  62   2,598  11,145 11,145 211,145  24,776 24,776 224,776  43,504 43,504 243,504
 18  63   2,598  10,142 10,142 210,142  25,080 25,080 225,080  46,074 46,074 246,074
 19  64   2,598   8,800  8,800 208,800  25,030 25,030 225,030  48,537 48,537 248,537
 20  65   2,598   7,075  7,075 207,075  24,561 24,561 224,561  50,888 50,888 250,888
 21  66   2,598   4,927  4,927 204,927  23,608 23,608 223,608  53,122 53,122 253,122
 22  67   2,598   2,339  2,339 202,339  22,123 22,123 222,123  55,160 55,160 255,160
 23  68   2,598  LAPSED LAPSED  LAPSED  20,035 20,035 220,035  56,995 56,995 256,995
 24  69   2,598                         17,292 17,292 217,292  58,642 58,642 258,642
 25  70   2,598                         13,767 13,767 213,767  60,067 60,067 260,067

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                        Prepared On: 10/11/2001
Specified Amount:  $200,000 . Death Benefit
Option: Specified Amount for Option 2 . TP: $2,598.00 . GPT Version 01.2002 Initial Modal Premium: $2,598.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY


Standard Ledger Statement continued

                             Guaranteed Charges                 Current Charges
                 ------------------------------------------- ----------------------
                  0.00% (-0.93% Net)    6.00% (5.07% Net)      6.00% (5.07% Net)
End
 of      Premium Cash  Fund   Death   Cash   Fund    Death   Cash   Fund    Death
Year Age Outlay  Value Value Proceeds Value  Value  Proceeds Value  Value  Proceeds
 26  71   2,598                        9,353  9,353 209,353  61,213 61,213 261,213
 27  72   2,598                        3,913  3,913 203,913  62,141 62,141 262,141
 28  73   2,598                       LAPSED LAPSED  LAPSED  62,718 62,718 262,718
 29  74   2,598                                              62,855 62,855 262,855
 30  75   2,598                                              62,486 62,486 262,486
 31  76   2,598                                              61,562 61,562 261,562
 32  77   2,598                                              60,011 60,011 260,011
 33  78   2,598                                              57,731 57,731 257,731
 34  79   2,598                                              54,642 54,642 254,642
 35  80   2,598                                              50,659 50,659 250,659
 36  81   2,598                                              46,353 46,353 246,353
 37  82   2,598                                              41,026 41,026 241,026
 38  83   2,598                                              34,584 34,584 234,584
 39  84   2,598                                              26,610 26,610 226,610
 40  85   2,598                                              16,865 16,865 216,865
 41  86   2,598                                               5,148  5,148 205,148
 42  87       0                                              LAPSED LAPSED  LAPSED

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                        Prepared On: 10/11/2001
Specified Amount:  $200,000 . Death Benefit
Option: Specified Amount for Option 2 . TP: $2,598.00 . GPT Version 01.2002 Initial Modal Premium: $2,598.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Numeric Summary The following table shows how differences in investment returns and policy charges would affect policy cash value and death benefit.

                  Guaranteed Charges*    Guaranteed Charges**     Current Charges***
                 ---------------------- ---------------------- -------------------------
                   0.00% (-0.93% Net)    12.00% (11.07% Net)      12.00% (11.07% Net)

 Policy  Premium Cash   Fund    Death   Cash   Fund    Death    Cash    Fund    Death
  Year   Outlay  Value  Value  Proceeds Value  Value  Proceeds  Value   Value  Proceeds
   1      2,598       0  1,916 201,916     227  2,175 202,175      227   2,175   202,175
   5      2,598   5,496  7,054 207,054   9,028 10,587 210,587   11,157  12,716   212,716
   10     2,598  10,163 11,073 211,073  23,575 24,485 224,485   32,000  32,909   232,909
   20     2,598   7,075  7,075 207,075  67,575 67,575 267,575  111,632 111,632   311,632
@ Age 70  2,598  LAPSED LAPSED  LAPSED  92,063 92,063 292,063  179,826 179,826   379,826
@ Age 85  2,598  LAPSED LAPSED  LAPSED   9,978  9,978 209,978  652,262 652,262   852,262
@ Age 90  2,598  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  968,937 968,937 1,168,937

* Policy lapses in policy year 23 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 41 based on guaranteed charges and a gross investment return of 12.00%.
***Policy continues to age 100 based on current charges and a gross investment return of 12.00%.

Applicant's or   I have received a copy of this illustration and understand that any not-guaranteed
Policyowner's    elements are subject to change and could be either higher or lower. The agent has
Acknowledgement  told me that they are not guaranteed.

                 ---------------------------------------------------------- -------------------------
                 Signature of Applicant or Policyowner                      Date

Representative's I certify that this illustration has been presented to the applicant and that I have
Acknowledgement  explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.

                 ---------------------------------------------------------- -------------------------
                 Signature of Representative                                Date

Age 45 Male Non-Smoker Preferred                        Prepared On: 10/11/2001
Specified Amount:  $200,000 . Death Benefit
Option: Specified Amount for Option 2 . TP: $2,598.00 . GPT Version 01.2002 Initial Modal Premium: $2,598.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement

                              Guaranteed Charges                   Current Charges
                 --------------------------------------------- ------------------------
                   0.00% (-0.93% Net)    12.00% (11.07% Net)     12.00% (11.07% Net)
End
 of      Premium Cash   Fund    Death   Cash   Fund    Death    Cash    Fund    Death
Year Age Outlay  Value  Value  Proceeds Value  Value  Proceeds  Value   Value  Proceeds
  1  46   2,598       0  1,916 201,916     227  2,175 202,175      227   2,175 202,175
  2  47   2,598   1,379  3,327 203,327   2,123  4,071 204,071    2,552   4,500 204,500
  3  48   2,598   2,827  4,645 204,645   4,269  6,088 206,088    5,171   6,990 206,990
  4  49   2,598   4,206  5,895 205,895   6,574  8,262 208,262    8,023   9,712 209,712
  5  50   2,598   5,496  7,054 207,054   9,028 10,587 210,587   11,157  12,716 212,716
  6  51   2,598   6,672  8,101 208,101  11,622 13,050 213,050   14,602  16,031 216,031
  7  52   2,598   7,737  9,036 209,036  14,370 15,669 215,669   18,390  19,689 219,689
  8  53   2,598   8,692  9,861 209,861  17,288 18,457 218,457   22,532  23,701 223,701
  9  54   2,598   9,492 10,531 210,531  20,343 21,382 221,382   27,063  28,103 228,103
 10  55   2,598  10,163 11,073 211,073  23,575 24,485 224,485   32,000  32,909 232,909
 11  56   2,598  10,903 11,683 211,683  27,216 27,995 227,995   37,622  38,402 238,402
 12  57   2,598  11,598 12,118 212,118  31,173 31,692 231,692   43,842  44,361 244,361
 13  58   2,598  12,120 12,379 212,379  35,336 35,596 235,596   50,552  50,812 250,812
 14  59   2,598  12,294 12,424 212,424  39,547 39,676 239,676   57,624  57,754 257,754
 15  60   2,598  12,254 12,254 212,254  43,953 43,953 243,953   65,188  65,188 265,188
 16  61   2,598  11,827 11,827 211,827  48,395 48,395 248,395   73,165  73,165 273,165
 17  62   2,598  11,145 11,145 211,145  53,020 53,020 253,020   81,740  81,740 281,740
 18  63   2,598  10,142 10,142 210,142  57,770 57,770 257,770   90,952  90,952 290,952
 19  64   2,598   8,800  8,800 208,800  62,635 62,635 262,635  100,891 100,891 300,891
 20  65   2,598   7,075  7,075 207,075  67,575 67,575 267,575  111,632 111,632 311,632
 21  66   2,598   4,927  4,927 204,927  72,548 72,548 272,548  123,259 123,259 323,259
 22  67   2,598   2,339  2,339 202,339  77,532 77,532 277,532  135,789 135,789 335,789
 23  68   2,598  LAPSED LAPSED  LAPSED  82,479 82,479 282,479  149,313 149,313 349,313
 24  69   2,598                         87,358 87,358 287,358  163,962 163,962 363,962
 25  70   2,598                         92,063 92,063 292,063  179,826 179,826 379,826

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                        Prepared On: 10/11/2001
Specified Amount: $200,000 . Death Benefit
Option: Specified Amount for Option 2 . TP: $2,598.00 . GPT Version 01.2002 Initial Modal Premium: $2,598.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement continued

                              Guaranteed Charges                      Current Charges
                 --------------------------------------------- -----------------------------
                  0.00% (-0.93% Net)    12.00% (11.07% Net)         12.00% (11.07% Net)
End
 of      Premium Cash  Fund   Death    Cash    Fund    Death     Cash      Fund     Death
Year Age Outlay  Value Value Proceeds  Value   Value  Proceeds   Value     Value   Proceeds
 26  71   2,598                        96,500  96,500 296,500    196,981   196,981   396,981
 27  72   2,598                       100,540 100,540 300,540    215,636   215,636   415,636
 28  73   2,598                       103,992 103,992 303,992    235,822   235,822   435,822
 29  74   2,598                       106,668 106,668 306,668    257,622   257,622   457,622
 30  75   2,598                       108,363 108,363 308,363    281,154   281,154   481,154
 31  76   2,598                       108,873 108,873 308,873    306,572   306,572   506,572
 32  77   2,598                       107,976 107,976 307,976    334,021   334,021   534,021
 33  78   2,598                       105,475 105,475 305,475    363,639   363,639   563,639
 34  79   2,598                       101,102 101,102 301,102    395,600   395,600   595,600
 35  80   2,598                        94,511  94,511 294,511    430,097   430,097   630,097
 36  81   2,598                        85,296  85,296 285,296    468,022   468,022   668,022
 37  82   2,598                        72,905  72,905 272,905    509,028   509,028   709,028
 38  83   2,598                        56,706  56,706 256,706    553,388   553,388   753,388
 39  84   2,598                        35,972  35,972 235,972    601,075   601,075   801,075
 40  85   2,598                         9,978   9,978 209,978    652,262   652,262   852,262
 41  86   2,598                        LAPSED  LAPSED  LAPSED    707,191   707,191   907,191
 42  87   2,598                                                  766,080   766,080   966,080
 43  88   2,598                                                  829,044   829,044 1,029,044
 44  89   2,598                                                  896,562   896,562 1,096,562
 45  90   2,598                                                  968,937   968,937 1,168,937
 46  91   2,598                                                1,047,078 1,047,078 1,247,078
 47  92   2,598                                                1,132,777 1,132,777 1,332,777
 48  93   2,598                                                1,225,042 1,225,042 1,425,042
 49  94   2,598                                                1,324,763 1,324,763 1,524,763
 50  95   2,598                                                1,432,650 1,432,650 1,632,650

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Male Non-Smoker Preferred                        Prepared On: 10/11/2001
Specified Amount: $200,000 . Death Benefit
Option: Specified Amount for Option 2 . TP: $2,598.00 . GPT Version 01.2002 Initial Modal Premium: $2,598.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement continued

                            Guaranteed Charges                    Current Charges
                 ----------------------------------------- -----------------------------
                  0.00% (-0.93% Net)  12.00% (11.07% Net)       12.00% (11.07% Net)
End
 of      Premium Cash  Fund   Death   Cash  Fund   Death     Cash      Fund     Death
Year Age Outlay  Value Value Proceeds Value Value Proceeds   Value     Value   Proceeds
 51   96  2,598                                            1,551,158 1,551,158 1,751,158
 52   97  2,598                                            1,680,343 1,680,343 1,880,343
 53   98  2,598                                            1,819,225 1,819,225 2,019,225
 54   99  2,598                                            1,969,734 1,969,734 2,169,734
 55  100  2,598                                            2,131,741 2,131,741 2,331,741

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVETCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.


Age 45 Male Non-Smoker Preferred                        Prepared On: 10/11/2001
Specified Amount: $200,000 . Death Benefit
Option: Specified Amount for Option 2 . TP: $2,598.00 . GPT Version 01.2002 Initial Modal Premium: $2,598.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY


Numeric Summary The following table shows how differences in investment returns and policy charges would affect policy cash value and death benefit.

                  Guaranteed Charges*    Guaranteed Charges**    Current Charges***
                 ---------------------- ---------------------- ----------------------
                   0.00% (-0.93% Net)     0.00% (-0.93% Net)     0.00% (-0.93% Net)
 Policy  Premium Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
  Year   Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
   1      2,010       0  1,445 200,000       0  1,445 200,000       0  1,445 200,000
   5      2,010   3,761  4,967 200,000   3,761  4,967 200,000   5,535  6,741 200,000
   10     2,010   7,101  7,805 200,000   7,101  7,805 200,000  11,845 12,548 200,000
   20     2,010   8,049  8,049 200,000   8,049  8,049 200,000  19,930 19,930 200,000
@ Age 70  2,010     224    224 200,000     224    224 200,000  19,569 19,569 200,000
@ Age 85      0  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED
@ Age 90      0  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED

  * Policylapses in policy year 26 based on guaranteed charges and a gross investment return of 0.00%.
 ** Policylapses in policy year 26 based on guaranteed charges and a gross investment return of 0.00%.
*** Policylapses in policy year 35 based on current charges and a gross investment return of 0.00%.

Applicant's or   I have received a copy of this illustration and understand that any not-guaranteed
Policyowner's    elements are subject to change and could be either higher or lower. The agent has told
Acknowledgement  me that they are not guaranteed.

                 ----------------------------------------------------------- --------------------------
                 Signature of Applicant or Policyowner                       Date

Representative's I certify that this illustration has been presented to the applicant and that I have
Acknowledgement  explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.

                 ----------------------------------------------------------- --------------------------
                 Signature of Representative                                 Date

Age 45 Female Non-Smoker Preferred                      Prepared On: 10/11/2001
Specified Amount:  $200,000 . Death Benefit
Option: Specified Amount for Option 1 . TP: $2,010.00 . GPT Version 01.2002 Initial Modal Premium: $2,010.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY


Standard Ledger Statement

                            Guaranteed Charges                Current Charges
                 ----------------------------------------- ----------------------
                  0.00% (-0.93% Net)   0.00% (-0.93% Net)    0.00% (-0.93% Net)
End
 of      Premium Cash  Fund   Death   Cash  Fund   Death   Cash   Fund    Death
Year Age Outlay  Value Value Proceeds Value Value Proceeds Value  Value  Proceeds
  1  46   2,010      0 1,445 200,000      0 1,445 200,000       0  1,445 200,000
  2  47   2,010    893 2,400 200,000    893 2,400 200,000   1,314  2,821 200,000
  3  48   2,010  1,914 3,321 200,000  1,914 3,321 200,000   2,748  4,155 200,000
  4  49   2,010  2,878 4,184 200,000  2,878 4,184 200,000   4,162  5,469 200,000
  5  50   2,010  3,761 4,967 200,000  3,761 4,967 200,000   5,535  6,741 200,000
  6  51   2,010  4,590 5,696 200,000  4,590 5,696 200,000   6,890  7,995 200,000
  7  52   2,010  5,342 6,347 200,000  5,342 6,347 200,000   8,204  9,209 200,000
  8  53   2,010  6,017 6,922 200,000  6,017 6,922 200,000   9,478 10,383 200,000
  9  54   2,010  6,596 7,400 200,000  6,596 7,400 200,000  10,691 11,495 200,000
 10  55   2,010  7,101 7,805 200,000  7,101 7,805 200,000  11,845 12,548 200,000
 11  56   2,010  7,738 8,341 200,000  7,738 8,341 200,000  13,188 13,791 200,000
 12  57   2,010  8,381 8,783 200,000  8,381 8,783 200,000  14,572 14,974 200,000
 13  58   2,010  8,928 9,129 200,000  8,928 9,129 200,000  15,874 16,075 200,000
 14  59   2,010  9,283 9,383 200,000  9,283 9,383 200,000  16,889 16,989 200,000
 15  60   2,010  9,545 9,545 200,000  9,545 9,545 200,000  17,720 17,720 200,000
 16  61   2,010  9,592 9,592 200,000  9,592 9,592 200,000  18,356 18,356 200,000
 17  62   2,010  9,504 9,504 200,000  9,504 9,504 200,000  18,901 18,901 200,000
 18  63   2,010  9,236 9,236 200,000  9,236 9,236 200,000  19,333 19,333 200,000
 19  64   2,010  8,766 8,766 200,000  8,766 8,766 200,000  19,675 19,675 200,000
 20  65   2,010  8,049 8,049 200,000  8,049 8,049 200,000  19,930 19,930 200,000
 21  66   2,010  7,059 7,059 200,000  7,059 7,059 200,000  20,097 20,097 200,000
 22  67   2,010  5,796 5,796 200,000  5,796 5,796 200,000  20,156 20,156 200,000
 23  68   2,010  4,254 4,254 200,000  4,254 4,254 200,000  20,088 20,088 200,000
 24  69   2,010  2,407 2,407 200,000  2,407 2,407 200,000  19,892 19,892 200,000
 25  70   2,010    224   224 200,000    224   224 200,000  19,569 19,569 200,000

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Female Non-Smoker Preferred                      Prepared On: 10/11/2001
Specified Amount:  $200,000 . Death Benefit
Option: Specified Amount for Option 1 . TP: $2,010.00 . GPT Version 01.2002 Initial Modal Premium: $2,010.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY


Standard Ledger Statement continued

                              Guaranteed Charges                  Current Charges
                 --------------------------------------------- ----------------------
                   0.00% (-0.93% Net)     0.00% (-0.93% Net)     0.00% (-0.93% Net)
End
 of      Premium Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
Year Age Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
 26  71   2,010  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  19,056 19,056 200,000
 27  72   2,010                                                18,373 18,373 200,000
 28  73   2,010                                                17,519 17,519 200,000
 29  74   2,010                                                16,321 16,321 200,000
 30  75   2,010                                                14,751 14,751 200,000
 31  76   2,010                                                12,802 12,802 200,000
 32  77   2,010                                                10,242 10,242 200,000
 33  78   2,010                                                 7,071  7,071 200,000
 34  79   2,010                                                 3,265  3,265 200,000
 35  80       0                                                LAPSED LAPSED  LAPSED

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Female Non-Smoker Preferred                      Prepared On: 10/11/2001
Specified Amount:  $200,000 . Death Benefit
Option: Specified Amount for Option 1 . TP: $2,010.00 . GPT Version 01.2002 Initial Modal Premium: $2,010.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Numeric Summary The following table shows how differences in investment returns and policy charges would affect policy cash value and death benefit.

                  Guaranteed Charges*    Guaranteed Charges**    Current Charges***
                 ---------------------- ---------------------- ----------------------
                   0.00% (-0.93% Net)     6.00% (5.07% Net)      6.00% (5.07% Net)
 Policy  Premium Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
  Year   Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
   1      2,010       0  1,445 200,000      36  1,544 200,000      36  1,544 200,000
   5      2,010   3,761  4,967 200,000   4,950  6,156 200,000   6,936  8,142 200,000
   10     2,010   7,101  7,805 200,000  11,071 11,775 200,000  17,079 17,783 200,000
   20     2,010   8,049  8,049 200,000  22,403 22,403 200,000  41,890 41,890 200,000
@ Age 70  2,010     224    224 200,000  21,615 21,615 200,000  55,096 55,096 200,000
@ Age 85  2,010  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  77,655 77,655 200,000
@ Age 90  2,010  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  46,578 46,578 200,000

* Policy lapses in policy year 26 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 32 based on guaranteed charges and a gross investment return of 6.00%.
***Policy lapses in policy year 48 based on current charges and a gross investment return of 6.00%.

Applicant's or   I have received a copy of this illustration and understand that any not-guaranteed
Policyowner's    elements are subject to change and could be either higher or lower. The agent has
Acknowledgement  told me that they are not guaranteed.

                 ---------------------------------------------------------- -------------------------
                 Signature of Applicant or Policyowner                      Date

Representative's I certify that this illustration has been presented to the applicant and that I have
Acknowledgement  explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.

                 ---------------------------------------------------------- -------------------------
                 Signature of Representative                                Date

Age 45 Female Non-Smoker Preferred                      Prepared On: 10/11/2001
Specified Amount: $200,000 . Death Benefit
Option: Specified Amount for Option 1 . TP: $2,010.00 . GPT Version 01.2002 Initial Modal Premium: $2,010.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                        [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement

                             Guaranteed Charges                 Current Charges
                 ------------------------------------------- ----------------------
                  0.00% (-0.93% Net)    6.00% (5.07% Net)      6.00% (5.07% Net)
End
 of      Premium Cash  Fund   Death   Cash   Fund    Death   Cash   Fund    Death
Year Age Outlay  Value Value Proceeds Value  Value  Proceeds Value  Value  Proceeds
  1  46   2,010      0 1,445 200,000      36  1,544 200,000      36  1,544 200,000
  2  47   2,010    893 2,400 200,000   1,167  2,675 200,000   1,601  3,109 200,000
  3  48   2,010  1,914 3,321 200,000   2,428  3,835 200,000   3,313  4,720 200,000
  4  49   2,010  2,878 4,184 200,000   3,697  5,003 200,000   5,099  6,405 200,000
  5  50   2,010  3,761 4,967 200,000   4,950  6,156 200,000   6,936  8,142 200,000
  6  51   2,010  4,590 5,696 200,000   6,212  7,317 200,000   8,853  9,959 200,000
  7  52   2,010  5,342 6,347 200,000   7,459  8,464 200,000  10,830 11,835 200,000
  8  53   2,010  6,017 6,922 200,000   8,693  9,597 200,000  12,868 13,773 200,000
  9  54   2,010  6,596 7,400 200,000   9,889 10,693 200,000  14,951 15,755 200,000
 10  55   2,010  7,101 7,805 200,000  11,071 11,775 200,000  17,079 17,783 200,000
 11  56   2,010  7,738 8,341 200,000  12,451 13,054 200,000  19,514 20,117 200,000
 12  57   2,010  8,381 8,783 200,000  13,906 14,308 200,000  22,115 22,517 200,000
 13  58   2,010  8,928 9,129 200,000  15,334 15,535 200,000  24,762 24,963 200,000
 14  59   2,010  9,283 9,383 200,000  16,635 16,735 200,000  27,254 27,355 200,000
 15  60   2,010  9,545 9,545 200,000  17,909 17,909 200,000  29,694 29,694 200,000
 16  61   2,010  9,592 9,592 200,000  19,034 19,034 200,000  32,065 32,065 200,000
 17  62   2,010  9,504 9,504 200,000  20,086 20,086 200,000  34,472 34,472 200,000
 18  63   2,010  9,236 9,236 200,000  21,020 21,020 200,000  36,900 36,900 200,000
 19  64   2,010  8,766 8,766 200,000  21,809 21,809 200,000  39,371 39,371 200,000
 20  65   2,010  8,049 8,049 200,000  22,403 22,403 200,000  41,890 41,890 200,000
 21  66   2,010  7,059 7,059 200,000  22,770 22,770 200,000  44,463 44,463 200,000
 22  67   2,010  5,796 5,796 200,000  22,899 22,899 200,000  47,075 47,075 200,000
 23  68   2,010  4,254 4,254 200,000  22,775 22,775 200,000  49,715 49,715 200,000
 24  69   2,010  2,407 2,407 200,000  22,361 22,361 200,000  52,386 52,386 200,000
 25  70   2,010    224   224 200,000  21,615 21,615 200,000  55,096 55,096 200,000

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Female Non-Smoker Preferred                      Prepared On: 10/11/2001
Specified Amount:  $200,000 . Death Benefit
Option: Specified Amount for Option 1 . TP: $2,010.00 . GPT Version 01.2002 Initial Modal Premium: $2,010.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement continued

                              Guaranteed Charges                  Current Charges
                 --------------------------------------------- ----------------------
                   0.00% (-0.93% Net)     6.00% (5.07% Net)      6.00% (5.07% Net)
End
 of      Premium Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
Year Age Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
 26  71   2,010  LAPSED LAPSED  LAPSED  20,446 20,446 200,000  57,796 57,796 200,000
 27  72   2,010                         18,756 18,756 200,000  60,511 60,511 200,000
 28  73   2,010                         16,386 16,386 200,000  63,246 63,246 200,000
 29  74   2,010                         13,135 13,135 200,000  65,875 65,875 200,000
 30  75   2,010                          8,840  8,840 200,000  68,386 68,386 200,000
 31  76   2,010                          3,235  3,235 200,000  70,784 70,784 200,000
 32  77   2,010                         LAPSED LAPSED  LAPSED  72,912 72,912 200,000
 33  78   2,010                                                74,784 74,784 200,000
 34  79   2,010                                                76,392 76,392 200,000
 35  80   2,010                                                77,743 77,743 200,000
 36  81   2,010                                                78,810 78,810 200,000
 37  82   2,010                                                79,459 79,459 200,000
 38  83   2,010                                                79,599 79,599 200,000
 39  84   2,010                                                79,066 79,066 200,000
 40  85   2,010                                                77,655 77,655 200,000
 41  86   2,010                                                75,269 75,269 200,000
 42  87   2,010                                                71,248 71,248 200,000
 43  88   2,010                                                65,318 65,318 200,000
 44  89   2,010                                                57,165 57,165 200,000
 45  90   2,010                                                46,578 46,578 200,000
 46  91   2,010                                                34,355 34,355 200,000
 47  92   2,010                                                19,324 19,324 200,000
 48  93       0                                                LAPSED LAPSED  LAPSED

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Female Non-Smoker Preferred                       Prepared On 10/11/2001
Specified Amount:  $200,000 . Death Benefit
Option: Specified Amount for Option 1 . TP: $2,010.00 . GPT Version 01.2002 Initial Modal Premium: $2,010.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Numeric Summary The following table shows how differences in investment returns and policy charges would affect policy cash value and death benefit.

                  Guaranteed Charges*     Guaranteed Charges**        Current Charges***
                 ---------------------- ------------------------ -----------------------------
                   0.00% (-0.93% Net)     12.00% (11.07% Net)         12.00% (11.07% Net)
 Policy  Premium Cash   Fund    Death    Cash    Fund    Death     Cash      Fund     Death
  Year   Outlay  Value  Value  Proceeds  Value   Value  Proceeds   Value     Value   Proceeds
   1      2,010       0  1,445 200,000      136   1,643 200,000        136     1,643   200,000
   5      2,010   3,761  4,967 200,000    6,364   7,570 200,000      8,584     9,790   200,000
   10     2,010   7,101  7,805 200,000   16,968  17,672 200,000     24,628    25,332   200,000
   20     2,010   8,049  8,049 200,000   57,340  57,340 200,000     91,102    91,102   200,000
@ Age 70  2,010     224    224 200,000   92,819  92,819 200,000    157,344   157,344   200,000
@ Age 85  2,010  LAPSED LAPSED  LAPSED  417,376 417,376 438,244    740,068   740,068   777,071
@ Age 90  2,010  LAPSED LAPSED  LAPSED  670,022 670,022 703,523  1,200,827 1,200,827 1,260,868

* Policy lapses in policy year 26 based on guaranteed charges and a gross investment return of 0.00%.
** Policy continues to age 100 based on guaranteed charges and a gross investment return of 12.00%.
***Policy continues to age 100 based on current charges and a gross investment return of 12.00%.

Applicant's or   I have received a copy of this illustration and understand that any not-guaranteed
Policyowner's    elements are subject to change and could be either higher or lower. The agent has
Acknowledgement  told me that they are not guaranteed.

                 ---------------------------------------------------------- -------------------------
                 Signature of Applicant or Policyowner                      Date

Representative's I certify that this illustration has been presented to the applicant and that I have
Acknowledgement  explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.

                 ---------------------------------------------------------- -------------------------
                  Signature of Representative                               Date

Age 45 Female Non-Smoker Preferred                       Prepared on 10/11/2001
Specified Amount:  $200,000 . Death Benefit
Option: Specified Amount for Option 1 . TP: $2,010.00 . GPT Version 01.2002 Initial Modal Premium: $2,010.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement


                             Guaranteed Charges                  Current Charges
                 ------------------------------------------- ------------------------
                  0.00% (-0.93% Net)   12.00% (11.07% Net)     12.00% (11.07% Net)
End
 of      Premium Cash  Fund   Death   Cash   Fund    Death    Cash    Fund    Death
Year Age Outlay  Value Value Proceeds Value  Value  Proceeds  Value   Value  Proceeds
  1  46   2,010      0 1,445 200,000     136  1,643 200,000      136   1,643 200,000
  2  47   2,010    893 2,400 200,000   1,454  2,962 200,000    1,901   3,409 200,000
  3  48   2,010  1,914 3,321 200,000   2,990  4,397 200,000    3,928   5,335 200,000
  4  49   2,010  2,878 4,184 200,000   4,631  5,937 200,000    6,156   7,463 200,000
  5  50   2,010  3,761 4,967 200,000   6,364  7,570 200,000    8,584   9,790 200,000
  6  51   2,010  4,590 5,696 200,000   8,226  9,331 200,000   11,257  12,362 200,000
  7  52   2,010  5,342 6,347 200,000  10,207 11,212 200,000   14,176  15,181 200,000
  8  53   2,010  6,017 6,922 200,000  12,321 13,226 200,000   17,369  18,273 200,000
  9  54   2,010  6,596 7,400 200,000  14,562 15,366 200,000   20,843  21,647 200,000
 10  55   2,010  7,101 7,805 200,000  16,968 17,672 200,000   24,628  25,332 200,000
 11  56   2,010  7,738 8,341 200,000  19,781 20,384 200,000   29,026  29,629 200,000
 12  57   2,010  8,381 8,783 200,000  22,905 23,307 200,000   33,939  34,341 200,000
 13  58   2,010  8,928 9,129 200,000  26,266 26,467 200,000   39,290  39,491 200,000
 14  59   2,010  9,283 9,383 200,000  29,792 29,893 200,000   44,932  45,033 200,000
 15  60   2,010  9,545 9,545 200,000  33,618 33,618 200,000   51,019  51,019 200,000
 16  61   2,010  9,592 9,592 200,000  37,659 37,659 200,000   57,583  57,583 200,000
 17  62   2,010  9,504 9,504 200,000  42,038 42,038 200,000   64,795  64,795 200,000
 18  63   2,010  9,236 9,236 200,000  46,759 46,759 200,000   72,717  72,717 200,000
 19  64   2,010  8,766 8,766 200,000  51,854 51,854 200,000   81,453  81,453 200,000
 20  65   2,010  8,049 8,049 200,000  57,340 57,340 200,000   91,102  91,102 200,000
 21  66   2,010  7,059 7,059 200,000  63,262 63,262 200,000  101,776 101,776 200,000
 22  67   2,010  5,796 5,796 200,000  69,689 69,689 200,000  113,589 113,589 200,000
 23  68   2,010  4,254 4,254 200,000  76,703 76,703 200,000  126,675 126,675 200,000
 24  69   2,010  2,407 2,407 200,000  84,382 84,382 200,000  141,198 141,198 200,000
 25  70   2,010    224   224 200,000  92,819 92,819 200,000  157,344 157,344 200,000

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Female Non-Smoker Preferred                      Prepared On: 10/11/2001
Specified Amount:  $200,000 . Death Benefit
Option: Specified Amount for Option 1 . TP: $2,010.00 . GPT Version 01.2002 Initial Modal Premium: $2,010.00 . Premium
Mode: Annual  . Riders: None                                       Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement continued

                                  Guaranteed Charges                         Current Charges
                 ---------------------------------------------------- -----------------------------
                   0.00% (-0.93% Net)        12.00% (11.07% Net)           12.00% (11.07% Net)
End
 of      Premium Cash   Fund    Death     Cash      Fund     Death      Cash      Fund     Death
Year Age Outlay  Value  Value  Proceeds   Value     Value   Proceeds    Value     Value   Proceeds
 26  71   2,010  LAPSED LAPSED  LAPSED    102,103   102,103   200,000   175,313   175,313   201,610
 27  72   2,010                           112,346   112,346   200,000   195,236   195,236   220,617
 28  73   2,010                           123,677   123,677   200,000   217,219   217,219   241,113
 29  74   2,010                           136,259   136,259   200,000   241,468   241,468   263,200
 30  75   2,010                           150,347   150,347   200,000   268,237   268,237   287,014
 31  76   2,010                           166,247   166,247   200,000   297,820   297,820   312,711
 32  77   2,010                           184,389   184,389   200,000   330,385   330,385   346,904
 33  78   2,010                           205,037   205,037   215,289   366,230   366,230   384,542
 34  79   2,010                           227,746   227,746   239,133   405,680   405,680   425,964
 35  80   2,010                           252,660   252,660   265,293   449,093   449,093   471,547
 36  81   2,010                           279,973   279,973   293,972   496,856   496,856   521,699
 37  82   2,010                           309,886   309,886   325,381   549,375   549,375   576,844
 38  83   2,010                           342,611   342,611   359,741   607,097   607,097   637,452
 39  84   2,010                           378,363   378,363   397,281   670,494   670,494   704,018
 40  85   2,010                           417,376   417,376   438,244   740,068   740,068   777,071
 41  86   2,010                           459,888   459,888   482,883   816,401   816,401   857,221
 42  87   2,010                           506,152   506,152   531,459   899,959   899,959   944,957
 43  88   2,010                           556,423   556,423   584,244   991,384   991,384 1,040,953
 44  89   2,010                           610,960   610,960   641,508 1,091,389 1,091,389 1,145,959
 45  90   2,010                           670,022   670,022   703,523 1,200,827 1,200,827 1,260,868
 46  91   2,010                           733,853   733,853   770,546 1,321,030 1,321,030 1,387,082
 47  92   2,010                           804,650   804,650   836,836 1,454,257 1,454,257 1,512,427
 48  93   2,010                           883,609   883,609   910,118 1,601,858 1,601,858 1,649,913
 49  94   2,010                           972,246   972,246   991,691 1,766,036 1,766,036 1,801,357
 50  95   2,010                         1,072,563 1,072,563 1,083,288 1,949,203 1,949,203 1,968,695

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Female Non-Smoker Preferred                       Prepared On 10/11/2001
Specified Amount:  $200,000 . Death Benefit
Option: Specified Amount for Option 1 . TP: $2,010.00 . GPT Version 01.2002 Initial Modal Premium: $2,010.00 . Premium
Mode: Annual  . Riders: None                                       Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement continued

                                 Guaranteed Charges                        Current Charges
                 -------------------------------------------------- -----------------------------
                  0.00% (-0.93% Net)       12.00% (11.07% Net)           12.00% (11.07% Net)
End
 of      Premium Cash  Fund   Death     Cash      Fund     Death      Cash      Fund     Death
Year Age Outlay  Value Value Proceeds   Value     Value   Proceeds    Value     Value   Proceeds
 51   96  2,010                       1,182,499 1,182,499 1,194,324 2,151,086 2,151,086 2,172,597
 52   97  2,010                       1,302,488 1,302,488 1,315,513 2,373,517 2,373,517 2,397,253
 53   98  2,010                       1,432,188 1,432,188 1,446,509 2,618,472 2,618,472 2,644,656
 54   99  2,010                       1,572,570 1,572,570 1,588,296 2,888,307 2,888,307 2,917,191
 55  100  2,010                       1,726,510 1,726,510 1,743,775 3,185,530 3,185,530 3,217,386

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVETCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.


Age 45 Female Non-Smoker Preferred                      Prepared On: 10/11/2001
Specified Amount:  $200,000 . Death Benefit
Option: Specified Amount for Option 1 . TP: $2,010.00 . GPT Version 01.2002 Initial Modal Premium: $2,010.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Numeric Summary The following table shows how differences in investment returns and policy charges would affect policy cash value and death benefit.

                  Guaranteed Charges*    Guaranteed Charges**    Current Charges***
                 ---------------------- ---------------------- ----------------------
                   0.00% (-0.93% Net)     0.00% (-0.93% Net)     0.00% (-0.93% Net)
 Policy  Premium Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
  Year   Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
   1      2,010       0  1,443 201,443       0  1,443 201,443       0  1,443 201,443
   5      2,010   3,698  4,904 204,904   3,698  4,904 204,904   5,507  6,713 206,713
   10     2,010   6,856  7,560 207,560   6,856  7,560 207,560  11,726 12,430 212,430
   20     2,010   6,992  6,992 206,992   6,992  6,992 206,992  18,974 18,974 218,974
@ Age 70  2,010  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  17,763 17,763 217,763
@ Age 85      0  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED
@ Age 90      0  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED

* Policy lapses in policy year 25 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 25 based on guaranteed charges and a gross investment return of 0.00%.
***Policy lapses in policy year 34 based on current charges and a gross investment return of 0.00%.

Applicant's or   I have received a copy of this illustration and understand that any not-guaranteed
Policyowner's    elements are subject to change and could be either higher or lower. The agent has
Acknowledgement  told me that they are not guaranteed.

                 ---------------------------------------------------------- -------------------------
                 Signature of Applicant or Policyowner                      Date

Representative's I certify that this illustration has been presented to the applicant and that I have
Acknowledgement  explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.

                 ---------------------------------------------------------- -------------------------
                 Signature of Representative                                Date

Age 45 Female Non-Smoker Preferred                      Prepared On: 10/11/2001
Specified Amount:  $200,000 . Death Benefit
Option:
Specified Amount for Option 2 . TP: $2,010.00 . GPT             Version 01.2002
Initial Modal Premium: $2,010.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement

                              Guaranteed Charges                  Current Charges
                 --------------------------------------------- ----------------------
                   0.00% (-0.93% Net)     0.00% (-0.93% Net)     0.00% (-0.93% Net)
End
 of      Premium Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
Year Age Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
  1  46   2,010       0  1,443 201,443       0  1,443 201,443       0  1,443 201,443
  2  47   2,010     882  2,389 202,389     882  2,389 202,389   1,308  2,816 202,816
  3  48   2,010   1,890  3,297 203,297   1,890  3,297 203,297   2,737  4,144 204,144
  4  49   2,010   2,836  4,143 204,143   2,836  4,143 204,143   4,144  5,450 205,450
  5  50   2,010   3,698  4,904 204,904   3,698  4,904 204,904   5,507  6,713 206,713
  6  51   2,010   4,501  5,606 205,606   4,501  5,606 205,606   6,850  7,956 207,956
  7  52   2,010   5,222  6,227 206,227   5,222  6,227 206,227   8,150  9,155 209,155
  8  53   2,010   5,861  6,766 206,766   5,861  6,766 206,766   9,407 10,312 210,312
  9  54   2,010   6,398  7,202 207,202   6,398  7,202 207,202  10,599 11,403 211,403
 10  55   2,010   6,856  7,560 207,560   6,856  7,560 207,560  11,726 12,430 212,430
 11  56   2,010   7,440  8,043 208,043   7,440  8,043 208,043  13,040 13,643 213,643
 12  57   2,010   8,022  8,424 208,424   8,022  8,424 208,424  14,387 14,789 214,789
 13  58   2,010   8,503  8,704 208,704   8,503  8,704 208,704  15,645 15,846 215,846
 14  59   2,010   8,785  8,885 208,885   8,785  8,885 208,885  16,597 16,698 216,698
 15  60   2,010   8,969  8,969 208,969   8,969  8,969 208,969  17,346 17,346 217,346
 16  61   2,010   8,932  8,932 208,932   8,932  8,932 208,932  17,889 17,889 217,889
 17  62   2,010   8,754  8,754 208,754   8,754  8,754 208,754  18,329 18,329 218,329
 18  63   2,010   8,389  8,389 208,389   8,389  8,389 208,389  18,643 18,643 218,643
 19  64   2,010   7,816  7,816 207,816   7,816  7,816 207,816  18,858 18,858 218,858
 20  65   2,010   6,992  6,992 206,992   6,992  6,992 206,992  18,974 18,974 218,974
 21  66   2,010   5,896  5,896 205,896   5,896  5,896 205,896  18,994 18,994 218,994
 22  67   2,010   4,533  4,533 204,533   4,533  4,533 204,533  18,895 18,895 218,895
 23  68   2,010   2,907  2,907 202,907   2,907  2,907 202,907  18,655 18,655 218,655
 24  69   2,010     998    998 200,998     998    998 200,998  18,277 18,277 218,277
 25  70   2,010  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  17,763 17,763 217,763

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Female Non-Smoker Preferred                      Prepared On: 10/11/2001
Specified Amount:  $200,000 . Death Benefit
Option: Specified Amount for Option 2 . TP: $2,010.00 . GPT Version 01.2002 Initial Modal Premium: $2,010.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement continued

                            Guaranteed Charges                Current Charges
                 ----------------------------------------- ----------------------
                  0.00% (-0.93% Net)   0.00% (-0.93% Net)    0.00% (-0.93% Net)
End
 of      Premium Cash  Fund   Death   Cash  Fund   Death   Cash   Fund    Death
Year Age Outlay  Value Value Proceeds Value Value Proceeds Value  Value  Proceeds
 26  71   2,010                                            17,044 17,044 217,044
 27  72   2,010                                            16,146 16,146 216,146
 28  73   2,010                                            15,072 15,072 215,072
 29  74   2,010                                            13,637 13,637 213,637
 30  75   2,010                                            11,820 11,820 211,820
 31  76   2,010                                             9,629  9,629 209,629
 32  77   2,010                                             6,833  6,833 206,833
 33  78   2,010                                             3,464  3,464 203,464
 34  79       0                                            LAPSED LAPSED  LAPSED

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 0.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.


Age 45 Female Non-Smoker Preferred                       Prepared On 10/11/2001
Specified Amount:  $200,000 . Death Benefit
Option: Specified Amount for Option 2 . TP: $2,010.00 . GPT Version 01.2002 Initial Modal Premium: $2,010.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Numeric Summary The following table shows how differences in investment returns and policy charges would affect policy cash value and death benefit.

                  Guaranteed Charges*    Guaranteed Charges**    Current Charges***
                 ---------------------- ---------------------- ----------------------
                   0.00% (-0.93% Net)     6.00% (5.07% Net)      6.00% (5.07% Net)
 Policy  Premium Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
  Year   Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
   1      2,010       0  1,443 201,443      35  1,542 201,542      35  1,542 201,542
   5      2,010   3,698  4,904 204,904   4,871  6,077 206,077   6,902  8,108 208,108
   10     2,010   6,856  7,560 207,560  10,690 11,393 211,393  16,900 17,604 217,604
   20     2,010   6,992  6,992 206,992  19,738 19,738 219,738  39,765 39,765 239,765
@ Age 70  2,010  LAPSED LAPSED  LAPSED  16,042 16,042 216,042  49,956 49,956 249,956
@ Age 85  2,010  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  27,305 27,305 227,305
@ Age 90      0  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED

* Policy lapses in policy year 25 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 30 based on guaranteed charges and a gross investment return of 6.00%.
***Policy lapses in policy year 43 based on current charges and a gross investment return of 6.00%.

Applicant's or   I have received a copy of this illustration and understand that any not-guaranteed
Policyowner's    elements are subject to change and could be either higher or lower. The agent has
Acknowledgement  told me that they are not guaranteed.

                 ---------------------------------------------------------- -------------------------
                 Signature of Applicant or Policyowner                      Date

Representative's I certify that this illustration has been presented to the applicant and that I have
Acknowledgement  explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.

                 ---------------------------------------------------------- -------------------------
                 Signature of Representative                                Date


Age 45 Female Non-Smoker Preferred                      Prepared On: 10/11/2001
Specified Amount:  $200,000 . Death Benefit
Option: Specified Amount for Option 2 . TP: $2,010.00 . GPT Version 01.2002 Initial Modal Premium: $2,010.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY


Standard Ledger Statement

                              Guaranteed Charges                  Current Charges
                 --------------------------------------------- ----------------------
                   0.00% (-0.93% Net)     6.00% (5.07% Net)      6.00% (5.07% Net)
End
 of      Premium Cash   Fund    Death   Cash   Fund    Death   Cash   Fund    Death
Year Age Outlay  Value  Value  Proceeds Value  Value  Proceeds Value  Value  Proceeds
  1  46   2,010       0  1,443 201,443      35  1,542 201,542      35  1,542 201,542
  2  47   2,010     882  2,389 202,389   1,155  2,662 202,662   1,595  3,103 203,103
  3  48   2,010   1,890  3,297 203,297   2,400  3,807 203,807   3,301  4,708 204,708
  4  49   2,010   2,836  4,143 204,143   3,647  4,954 204,954   5,077  6,383 206,383
  5  50   2,010   3,698  4,904 204,904   4,871  6,077 206,077   6,902  8,108 208,108
  6  51   2,010   4,501  5,606 205,606   6,095  7,200 207,200   8,802  9,908 209,908
  7  52   2,010   5,222  6,227 206,227   7,295  8,300 208,300  10,757 11,762 211,762
  8  53   2,010   5,861  6,766 206,766   8,470  9,374 209,374  12,769 13,674 213,674
  9  54   2,010   6,398  7,202 207,202   9,594 10,398 210,398  14,816 15,620 215,620
 10  55   2,010   6,856  7,560 207,560  10,690 11,393 211,393  16,900 17,604 217,604
 11  56   2,010   7,440  8,043 208,043  11,966 12,569 212,569  19,281 19,884 219,884
 12  57   2,010   8,022  8,424 208,424  13,297 13,699 213,699  21,814 22,216 222,216
 13  58   2,010   8,503  8,704 208,704  14,579 14,780 214,780  24,376 24,577 224,577
 14  59   2,010   8,785  8,885 208,885  15,711 15,811 215,811  26,745 26,845 226,845
 15  60   2,010   8,969  8,969 208,969  16,790 16,790 216,790  29,018 29,018 229,018
 16  61   2,010   8,932  8,932 208,932  17,689 17,689 217,689  31,188 31,188 231,188
 17  62   2,010   8,754  8,754 208,754  18,481 18,481 218,481  33,356 33,356 233,356
 18  63   2,010   8,389  8,389 208,389  19,111 19,111 219,111  35,496 35,496 235,496
 19  64   2,010   7,816  7,816 207,816  19,550 19,550 219,550  37,633 37,633 237,633
 20  65   2,010   6,992  6,992 206,992  19,738 19,738 219,738  39,765 39,765 239,765
 21  66   2,010   5,896  5,896 205,896  19,641 19,641 219,641  41,894 41,894 241,894
 22  67   2,010   4,533  4,533 204,533  19,246 19,246 219,246  43,994 43,994 243,994
 23  68   2,010   2,907  2,907 202,907  18,541 18,541 218,541  46,039 46,039 246,039
 24  69   2,010     998    998 200,998  17,486 17,486 217,486  48,027 48,027 248,027
 25  70   2,010  LAPSED LAPSED  LAPSED  16,042 16,042 216,042  49,956 49,956 249,956

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Female Non-Smoker Preferred                      Prepared On: 10/11/2001
Specified Amount:  $200,000 . Death Benefit
Option: Specified Amount for Option 2 . TP: $2,010.00 . GPT Version 01.2002 Initial Modal Premium: $2,010.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement continued

                             Guaranteed Charges                 Current Charges
                 ------------------------------------------- ----------------------
                  0.00% (-0.93% Net)    6.00% (5.07% Net)      6.00% (5.07% Net)
End
 of      Premium Cash  Fund   Death   Cash   Fund    Death   Cash   Fund    Death
Year Age Outlay  Value Value Proceeds Value  Value  Proceeds Value  Value  Proceeds
 26  71   2,010                       14,118 14,118 214,118  51,749 51,749 251,749
 27  72   2,010                       11,621 11,621 211,621  53,426 53,426 253,426
 28  73   2,010                        8,402  8,402 208,402  54,981 54,981 254,981
 29  74   2,010                        4,283  4,283 204,283  56,213 56,213 256,213
 30  75   2,010                       LAPSED LAPSED  LAPSED  57,083 57,083 257,083
 31  76   2,010                                              57,576 57,576 257,576
 32  77   2,010                                              57,431 57,431 257,431
 33  78   2,010                                              56,643 56,643 256,643
 34  79   2,010                                              55,185 55,185 255,185
 35  80   2,010                                              53,051 53,051 253,051
 36  81   2,010                                              50,188 50,188 250,188
 37  82   2,010                                              46,367 46,367 246,367
 38  83   2,010                                              41,448 41,448 241,448
 39  84   2,010                                              35,187 35,187 235,187
 40  85   2,010                                              27,305 27,305 227,305
 41  86   2,010                                              17,754 17,754 217,754
 42  87   2,010                                               5,653  5,653 205,653
 43  88       0                                              LAPSED LAPSED  LAPSED

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 6.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Female Non-Smoker Preferred                      Prepared On: 10/11/2001
Specified Amount: $200,000 . Death Benefit
Option: Specified Amount for Option 2 . TP: $2,010.00 . GPT Version 01.2002 Initial Modal Premium: $2,010.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Numeric Summary The following table shows how differences in investment returns and policy charges would affect policy cash value and death benefit.

                  Guaranteed Charges*    Guaranteed Charges**     Current Charges***
                 ---------------------- ---------------------- ------------------------
                   0.00% (-0.93% Net)    12.00% (11.07% Net)     12.00% (11.07% Net)
 Policy  Premium Cash   Fund    Death   Cash   Fund    Death    Cash    Fund    Death
  Year   Outlay  Value  Value  Proceeds Value  Value  Proceeds  Value   Value  Proceeds
   1      2,010       0  1,443 201,443     134  1,641 201,641      134   1,641 201,641
   5      2,010   3,698  4,904 204,904   6,266  7,472 207,472    8,541   9,747 209,747
   10     2,010   6,856  7,560 207,560  16,379 17,083 217,083   24,359  25,062 225,062
   20     2,010   6,992  6,992 206,992  50,689 50,689 250,689   86,275  86,275 286,275
@ Age 70  2,010  LAPSED LAPSED  LAPSED  73,724 73,724 273,724  142,386 142,386 342,386
@ Age 85  2,010  LAPSED LAPSED  LAPSED  71,810 71,810 271,810  535,013 535,013 735,013
@ Age 90  2,010  LAPSED LAPSED  LAPSED  LAPSED LAPSED  LAPSED  785,389 785,389 985,389

* Policy lapses in policy year 25 based on guaranteed charges and a gross investment return of 0.00%.
** Policy lapses in policy year 44 based on guaranteed charges and a gross investment return of 12.00%.
***Policy continues to age 100 based on current charges and a gross investment return of 12.00%.

Applicant's or   I have received a copy of this illustration and understand that any not-guaranteed
Policyowner's    elements are subject to change and could be either higher or lower. The agent has
Acknowledgement  told me that they are not guaranteed.

                 ---------------------------------------------------------- -------------------------
                 Signature of Applicant or Policyowner                      Date

Representative's I certify that this illustration has been presented to the applicant and that I have
Acknowledgement  explained that any not-guaranteed elements illustrated are subject to change. I have made no statements that are inconsistent with the illustration.

                 ---------------------------------------------------------- -------------------------
                 Signature of Representative                                Date


Age 45 Female Non-Smoker Preferred                      Prepared On: 10/11/2001
Specified Amount:  $200,000 . Death Benefit
Option: Specified Amount for Option 2 . TP: $2,010.00 . GPT Version 01.2002 Initial Modal Premium: $2,010.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY

Standard Ledger Statement

                              Guaranteed Charges                   Current Charges
                 --------------------------------------------- ------------------------
                   0.00% (-0.93% Net)    12.00% (11.07% Net)     12.00% (11.07% Net)
End
 of      Premium Cash   Fund    Death   Cash   Fund    Death    Cash    Fund    Death
Year Age Outlay  Value  Value  Proceeds Value  Value  Proceeds  Value   Value  Proceeds
  1  46   2,010       0  1,443 201,443     134  1,641 201,641      134   1,641 201,641
  2  47   2,010     882  2,389 202,389   1,441  2,948 202,948    1,895   3,402 203,402
  3  48   2,010   1,890  3,297 203,297   2,958  4,365 204,365    3,913   5,320 205,320
  4  49   2,010   2,836  4,143 204,143   4,571  5,878 205,878    6,130   7,437 207,437
  5  50   2,010   3,698  4,904 204,904   6,266  7,472 207,472    8,541   9,747 209,747
  6  51   2,010   4,501  5,606 205,606   8,075  9,180 209,180   11,191  12,296 212,296
  7  52   2,010   5,222  6,227 206,227   9,985 10,990 210,990   14,079  15,084 215,084
  8  53   2,010   5,861  6,766 206,766  12,006 12,911 212,911   17,231  18,136 218,136
  9  54   2,010   6,398  7,202 207,202  14,126 14,930 214,930   20,649  21,453 221,453
 10  55   2,010   6,856  7,560 207,560  16,379 17,083 217,083   24,359  25,062 225,062
 11  56   2,010   7,440  8,043 208,043  18,998 19,601 219,601   28,661  29,264 229,264
 12  57   2,010   8,022  8,424 208,424  21,877 22,279 222,279   33,449  33,851 233,851
 13  58   2,010   8,503  8,704 208,704  24,933 25,134 225,134   38,635  38,836 238,836
 14  59   2,010   8,785  8,885 208,885  28,083 28,183 228,183   44,036  44,137 244,137
 15  60   2,010   8,969  8,969 208,969  31,447 31,447 231,447   49,784  49,784 249,784
 16  61   2,010   8,932  8,932 208,932  34,923 34,923 234,923   55,914  55,914 255,914
 17  62   2,010   8,754  8,754 208,754  38,608 38,608 238,608   62,579  62,579 262,579
 18  63   2,010   8,389  8,389 208,389  42,472 42,472 242,472   69,808  69,808 269,808
 19  64   2,010   7,816  7,816 207,816  46,510 46,510 246,510   77,684  77,684 277,684
 20  65   2,010   6,992  6,992 206,992  50,689 50,689 250,689   86,275  86,275 286,275
 21  66   2,010   5,896  5,896 205,896  54,997 54,997 254,997   95,655  95,655 295,655
 22  67   2,010   4,533  4,533 204,533  59,450 59,450 259,450  105,880 105,880 305,880
 23  68   2,010   2,907  2,907 202,907  64,061 64,061 264,061  117,012 117,012 317,012
 24  69   2,010     998    998 200,998  68,822 68,822 268,822  129,146 129,146 329,146
 25  70   2,010  LAPSED LAPSED  LAPSED  73,724 73,724 273,724  142,386 142,386 342,386

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Female Non-Smoker Preferred                       Prepared On 10/11/2001
Specified Amount:  $200,000 . Death Benefit
Option: Specified Amount for Option 2 . TP: $2,010.00 . GPT Version 01.2002 Initial Modal Premium: $2,010.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY


Standard Ledger Statement continued

                              Guaranteed Charges                      Current Charges
                 --------------------------------------------- -----------------------------
                  0.00% (-0.93% Net)    12.00% (11.07% Net)         12.00% (11.07% Net)
End
 of      Premium Cash  Fund   Death    Cash    Fund    Death     Cash      Fund     Death
Year Age Outlay  Value Value Proceeds  Value   Value  Proceeds   Value     Value   Proceeds
 26  71   2,010                        78,705  78,705 278,705    156,770   156,770   356,770
 27  72   2,010                        83,697  83,697 283,697    172,442   172,442   372,442
 28  73   2,010                        88,578  88,578 288,578    189,536   189,536   389,536
 29  74   2,010                        93,183  93,183 293,183    207,998   207,998   407,998
 30  75   2,010                        97,409  97,409 297,409    227,945   227,945   427,945
 31  76   2,010                       101,066 101,066 301,066    249,531   249,531   449,531
 32  77   2,010                       104,044 104,044 304,044    272,675   272,675   472,675
 33  78   2,010                       106,172 106,172 306,172    297,564   297,564   497,564
 34  79   2,010                       107,261 107,261 307,261    324,379   324,379   524,379
 35  80   2,010                       107,053 107,053 307,053    353,346   353,346   553,346
 36  81   2,010                       105,212 105,212 305,212    384,663   384,663   584,663
 37  82   2,010                       101,316 101,316 301,316    418,375   418,375   618,375
 38  83   2,010                        94,849  94,849 294,849    454,630   454,630   654,630
 39  84   2,010                        85,216  85,216 285,216    493,494   493,494   693,494
 40  85   2,010                        71,810  71,810 271,810    535,013   535,013   735,013
 41  86   2,010                        53,960  53,960 253,960    579,490   579,490   779,490
 42  87   2,010                        30,949  30,949 230,949    626,410   626,410   826,410
 43  88   2,010                         1,961   1,961 201,961    676,057   676,057   876,057
 44  89   2,010                        LAPSED  LAPSED  LAPSED    728,816   728,816   928,816
 45  90   2,010                                                  785,389   785,389   985,389
 46  91   2,010                                                  847,840   847,840 1,047,840
 47  92   2,010                                                  915,739   915,739 1,115,739
 48  93   2,010                                                  988,015   988,015 1,188,015
 49  94   2,010                                                1,065,753 1,065,753 1,265,753
 50  95   2,010                                                1,149,401 1,149,401 1,349,401

This is an illustration, not a policy.
The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.
Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.

Age 45 Female Non-Smoker Preferred                      Prepared On: 10/11/2001
Specified Amount:  $200,000 . Death Benefit
Option: Specified Amount for Option 2 . TP: $2,010.00 . GPT Version 01.2002 Initial Modal Premium: $2,010.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

                                  [LOGO] MONY

                          LIFE INSURANCE ILLUSTRATION

                         MONY Variable Universal Life
               FLEXIBLE PREMIUM VARIABLE LIFE TO MATURITY POLICY


Standard Ledger Statement continued

                            Guaranteed Charges                    Current Charges
                 ----------------------------------------- -----------------------------
                  0.00% (-0.93% Net)  12.00% (11.07% Net)       12.00% (11.07% Net)
End
 of      Premium Cash  Fund   Death   Cash  Fund   Death     Cash      Fund     Death
Year Age Outlay  Value Value Proceeds Value Value Proceeds   Value     Value   Proceeds
 51   96  2,010                                            1,240,768 1,240,768 1,440,768
 52   97  2,010                                            1,339,648 1,339,648 1,539,648
 53   98  2,010                                            1,445,578 1,445,578 1,645,578
 54   99  2,010                                            1,560,483 1,560,483 1,760,483
 55  100  2,010                                            1,685,284 1,685,284 1,885,284

This is an illustration, not a policy.

The maximum loan value is equal to 90% of the Cash Value. Loan interest at an annual rate of 5.25% will be charged in arrears on new or outstanding loans during the first 10 policy years. In policy years 11 and later, interest will be charged at the annual rate of 4.75% in arrears. These loan interest rates are guaranteed in the policy.

Borrowed funds are credited at 4.50% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.

The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by policyowners, and the different investment rates of return for The Alger American Fund, Enterprise Accumulation Trust, INVETCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc. portfolios. The Cash Value, Fund Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representations can be made by MONY Life Insurance Company, The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, or The Universal Institutional Funds, Inc., that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.


Age 45 Female Non-Smoker Preferred                      Prepared On: 10/11/2001
Specified Amount:  $200,000 . Death Benefit
Option: Specified Amount for Option 2 . TP: $2,010.00 . GPT Version 01.2002 Initial Modal Premium: $2,010.00 . Premium
Mode: Annual . Riders: None                                        Form # C2-98

   The complete registration statement and other filed documents for MONY Variable Account L can be reviewed and copied at the Securities and Exchange Commission's Public Reference Room in Washington, D.C. You may get information on the operation of the public reference room by calling the Securities Exchange Commission at 1-800-SEC-0330. The registration statement and other filed documents for MONY Variable Account L are available on the Securities and Exchange Commission's Internet site at http://www.sec.gov. You may get copies of this information by paying a duplicating fee, and writing the Public Reference Section of the Securities and Exchange Commission, Washington, D.C. 20549-6009.

                                    PART II

                  (INFORMATION NOT REQUIRED IN A PROSPECTUS)

                                    PART II

                          UNDERTAKING TO FILE REPORTS

   Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and Reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that Section.

                             RULE 484 UNDERTAKING

   The Amended and Restated By-Laws of MONY Life Insurance Company ("MONY") provide, in Article XV as follows:

      Each person (and the heirs, executors and administrators of such person) made or threatened to be made a party to any action, civil or criminal, by reason of being or having been a director, officer, or employee of the corporation (or by reason of serving any other organization at the request of the corporation) shall be indemnified to the extent permitted by the law of the State of New York and in the manner prescribed therein. To this end, and as authorized by Section 722 of the Business Corporation Law of the State of New York, the Board may adopt all resolutions, authorize all agreements and take all actions with respect to the indemnification of directors and officers, and the advance payment of their expenses in connection therewith.

   Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification for such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant, will (unless in the opinion of its counsel the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                   REPRESENTATIONS RELATING TO SECTION 26 OF
                      THE INVESTMENT COMPANY ACT OF 1940

   The Registrant and MONY Life Insurance Company represent that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MONY Life Insurance Company.

                      CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

   The Facing Sheet.

   Cross-Reference to items required by Form N-8B-2.

   Prospectus.

   The Undertaking to file reports.

   The signatures.

   Written consents of the following persons:

      a. PricewaterhouseCoopers LLP, Independent Accountants



   The following exhibits:

      1. The following exhibits correspond to those required by paragraph A of the instructions as exhibits to Form N-8B2:

          (1) Resolution of the Board of Trustees of The Mutual Life Insurance Company of New York authorizing establishment of MONY Variable Account L, filed as Exhibit 1 (1) to Pre-Effective Amendment No. 1 to Registration Statement on Form S-6, dated December 17, 1990 (Registration Nos. 33-37719 and 811-6217), is incorporated herein by reference.

          (2) Not applicable.

          (3) (a) Underwriting Agreement between The Mutual Life Insurance Company of New York, MONY Series Fund, Inc., and MONY Securities Corp., filed as Exhibit 1 (3) (a) to Registration Statement on Form S-6, dated November 9, 1990 (Registration Nos. 33-37719 and 811-6217), is incorporated by referenced herein.

             (b) Proposed specimen agreement between MONY Securities Corp. and registered representatives, filed as Exhibit 3(b) of Pre-Effective Amendment No. 1, dated December 17, 1990, to Registration Statement on Form N-4 (Registration Nos. 33-37722 and 811-6126) is incorporated herein by reference.

             (c) Specimen commission schedule (Career Contract Schedule) filed as Exhibit 1.(3)(c) to Pre-Effective Amendment No. 1 dated December 7, 2001 to Registration Statement on Form S-6 (Registration Nos. 333-72596 and 811-4235), is incorporated herein by reference.

          (4) Not applicable.


          (5) Specimen form of policy filed as Exhibit 1.(5) to Pre-Effective Amendment No. 1 to Registration Statement on Form S-6, dated December 7, 2001 (Registration Nos. 333-72590 and 811-6217), is incorporated herein by reference.


          (6) Amended and Restated Charter and Amended and Restated By-Laws of MONY Life Insurance Company, filed as Exhibit 1.(6) to Registration Statement dated January 29, 1999 on Form S-6 (Registration Nos. 333-71417 and 811-6217) is incorporated herein by reference.

          (7) Not applicable.


          (8) (a) Amended Investment Advisory Agreement between MONY Life Insurance Company of America and MONY Series Fund, Inc. filed as Exhibit 5(i) to Post-Effective Amendment No. 14 to Registration Statement (Registration Nos. 2-95501 and 811-4209) dated February 27, 1998, is incorporated herein by reference.





             (b) Services Agreement between The Mutual Life Insurance Company of New York and MONY Life Insurance Company of America filed as
          Exhibit 5(ii) to Pre-Effective Amendment to Registration Statement (Registration Nos. 2-95501 and 811-4209) dated July 19, 1985, is incorporated herein by reference.

             (c) Fund Participation Agreement among Enterprise Accumulation Trust, MONY Life Insurance Company of America and MONY Life Insurance Company, filed as Exhibit 8(a) to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 dated April 18, 2001 (Registration Nos. 333-72259 and 811-6216), is incorporated herein by reference.



             (d) Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Retirement System Investors Inc., as sub-adviser, filed as Exhibit
          (d)(iii) to Post-Effective Amendment No. 17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 1999.



             (e) Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and 1740 Advisers, Inc., as sub-adviser, filed as Exhibit (d)(v) to Post-Effective Amendment No. 17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 1999.



             (f) Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Marsico Capital Management, LLC, as sub-adviser, filed as Exhibit
          (d)(vi) to Post-Effective Amendment No. 20 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated April 27, 2000.



             (g) Investment Advisory Agreement between Enterprise Capital Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Montag & Caldwell, Inc., as sub-adviser, filed as Exhibit (d)(ii) to Post-Effective Amendment No. 17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 1999.



             (h) Investment Advisory Agreement between Enterprise Capital Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and TCW Investment Management Company, as sub-adviser, filed as Exhibit
          (d)(iv) to Post-Effective Amendment No. 20 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated April 27, 2000.



             (i) Investment Advisory Agreement between Enterprise Capital Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and William D. Witter, Inc., as sub-adviser, filed as Exhibit (d)(vii) to Post-Effective Amendment No. #17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 1999.



             (j) Investment Advisory Agreement between Enterprise Capital Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and GAMCO Investors, Inc., as sub-adviser, filed as Exhibit (d)(viii) to Post-Effective Amendment No. #17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 1999.



             (k) Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital" ) and the Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Vontobel USA Inc., as sub-adviser, filed as Exhibit (d)(ix) to Post-Effective Amendment No. 17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 2000.



             (l) Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital" ) and the Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Caywood-Scholl Capital Management, as sub-adviser, filed as Exhibit
          (d)(xi) to Post-Effective Amendment No. 17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 1999.

             (m) Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital" ) and the Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and OpCap Advisors, as sub-adviser, filed as Exhibit (d)(xv) to Post-Effective Amendment No. 20 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated April 27, 2000.



             (n) Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital" ) and the Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Sanford C. Bernstein & Co., Inc., as sub-adviser, filed as Exhibit
          (d)(xvi) to Post-Effective Amendment No. 20 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated April 27, 2000.



             (o) Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital" ) and the Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Fred Alger Management, Inc., as sub-adviser, filed as Exhibit
          (d)(xiii) to Post-Effective Amendment No. 18 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 28, 1999.


          (9) Not applicable.


          (10) Specimen application form for Flexible Premium Variable Universal Life Insurance Policy filed as Exhibit 1.(10) to Pre-Effective Amendment No. 1 to Registration Statement on Form S-6, dated December 7, 2001 (Registration Nos. 333-72590 and 811-6217), is incorporated herein by reference.


          (11) Code of Ethics for Operation of MONY Life Insurance Company and its Subsidiaries, filed as Exhibit (11) to Post-Effective Amendment No. 12 to Registration Statement on Form S-6, dated February 27, 2001 (Registration Nos. 33-82570 and 811-4235) is incorporated herein by reference.

      2. Opinion and consent of Arthur D. Woods, Vice President-Variable Products and Broker-Dealer Operations Counsel, MONY Life Insurance Company, as to legality of the securities being registered filed as Exhibit 2 on November 1, 2001 to Registration Statement (Registration Nos. 333-72590 and 811-6217) November 1, 2001 is incorporated herein by reference.

      3. Not applicable.

      4. Not applicable.

      5. Consent of PricewaterhouseCoopers LLP as to financial statements of MONY Life Insurance Company.


      6. Opinion and consent of Pamela Duffy, Vice President, Product Development, MONY Life Insurance Company, as to actuarial matters filed as
   Exhibit 6 to Pre-Effective Amendment No. 1 to Registration Statement on Form S-6, dated December 7, 2001 (Registration Nos. 333-72590 and 811-6217), is incorporated herein by reference.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the Registrant, MONY Variable Account L of MONY Life Insurance Company, has duly caused this Pre-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on this 4th day of January, 2002. Registrant hereby certifies that the requirements of Rule 485 have been met.


                                          MONY VARIABLE ACCOUNT L OF
                                          MONY LIFE INSURANCE COMPANY

                                                   /s/ MICHAEL I. ROTH
                                          By: _________________________________
                                                 Michael I. Roth, Director,
                                                        Chairman of
                                             the Board, and Chief Executive
                                                          Officer


   Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 2 to the Registration Statement has been duly signed below by the following persons in the capacities and on the date indicated.



               Signature                                 Date
               ---------                                 ----
          /s/ MICHAEL I. ROTH                       January 4, 2002
---------------------------------------
            Michael I. Roth
        Director, Chairman and
        Chief Executive Officer

          /s/ SAMUEL J. FOTI                        January 4, 2002
---------------------------------------
            Samuel J. Foti
        Director, President and
        Chief Operating Officer

         /s/ KENNETH M. LEVINE                      January 4, 2002
---------------------------------------
           Kenneth M. Levine
Director, Executive Vice President and
       Chief Investment Officer

         /s/ RICHARD DADDARIO                       January 4, 2002
---------------------------------------
           Richard Daddario
     Executive Vice President and
        Chief Financial Officer

           /s/ LEE M. SMITH                         January 4, 2002
---------------------------------------
             Lee M. Smith
Corporate Secretary and Vice President,
         Government Relations

                   *                                January 4, 2002
---------------------------------------
            Tom H. Barrett
               Director

          Signature                             Date
          ---------                             ----
              *                            January 4, 2002
    ---------------------
        David L. Call
          Director

              *                            January 4, 2002
    ---------------------
      G. Robert Durham
          Director

              *                            January 4, 2002
    ---------------------
       James B. Farley
          Director

              *                            January 4, 2002
    ---------------------
     Robert Holland, Jr.
          Director

              *                            January 4, 2002
    ---------------------
      James L. Johnson
          Director

                                           January 4, 2002
    ---------------------
     Frederick W. Kanner
          Director

              *                            January 4, 2002
    ---------------------
       Robert R. Kiley
          Director

              *                            January 4, 2002
    ---------------------
      Jane C. Pfeiffer
          Director

              *                            January 4, 2002
    ---------------------
     Thomas C. Theobald
          Director

    *By: /s/ LEE M. SMITH                  January 4, 2002
    ---------------------
        Lee M. Smith
      Attorney In Fact

                                 EXHIBIT INDEX

   Exhibit No.                          Description
   -----------                          -----------

       5.      Consent of PricewaterhouseCoopers LLP, Independent Accountants
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